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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 10, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Preferred Sands, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1400 (Primary Standard Industrial Classification Code Number)	82-0763069 (I.R.S. Employer Identification Number)

One Radnor Corporate Center
100 Matsonford Road, Suite 101
Radnor, Pennsylvania 19087
(484) 684-1257
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert Stienes
General Counsel
One Radnor Corporate Center
100 Matsonford Road, Suite 101
Radnor, Pennsylvania 19087
(484) 684-1257
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	J. Michael Chambers, Esq. Ryan J. Maierson, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Class A common stock, par value $0.00001 per share	$100,000,000	$11,590.00

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2017

             Shares

Preferred Sands, Inc.

Class A Common Stock

        This is the initial public offering of shares of Class A common stock of Preferred Sands, Inc. Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $             and $             per share. We intend to apply to list our Class A common stock on The New York Stock Exchange LLC ("NYSE") under the symbol "PSND."

        All of the                  shares of Class A common stock being offered are being sold by the Company.

        Affiliates and managed accounts of KKR Credit Advisors (US) LLC and Mr. Michael O'Neill, our Founder and Executive Chairman and his affiliates (collectively, our "Principal Equityholders") will control more than a majority of the combined voting power of our common stock. As a result, our Principal Equityholders will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

        We will be a "controlled company" under the corporate governance rules for NYSE-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements. See "Management—Controlled Company."

        We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See "Management—Emerging Growth Company Status."

        Investing in our Class A common stock involves risks. See "Risk Factors" on page 25 to read about factors you should consider before buying shares of our Class A common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses, to Us(1)
Per Share	$	$	$
Total	$	$	$

(1)
See "Underwriting" beginning on page 204 of this prospectus for additional information regarding underwriting compensation.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares of Class A common stock are being offered through the underwriters on a firm commitment basis, subject to the terms and conditions of an underwriting agreement. To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial price to the public less the underwriting discount within 30 days from the date of this prospectus.

        The underwriters expect to deliver the shares against payment in New York, New York on or about                           , 2017.

CREDIT SUISSE	KKR	Morgan Stanley

The date of this prospectus is                           , 2017.

REGIONAL SOLUTIONS // INNOVATIVE TECHNOLOGIES // DYNAMIC CULTURE

preferred sands

MONTNEY
Preferred Sands—Canada
DUVERNAY
VIKING
ALBERTA BAKKEN
EXSHAW
BAKKEN
POWDER
Preferred Sands—Wisconsin
MARCELLUS
Preferred Sands—Headquarters
DJ BASIN
Preferred Sands—Genoa
PICEANCE
SAN JUAN
MIDCON
Preferred Sands—Arizona
PERMIAN
BARNETT
Preferred Sands—Monahans & Kermit
EAGLE FORD
Preferred Sands—Atascosa

        Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of our Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

INDUSTRY AND MARKET DATA

        This prospectus includes industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management's understanding of industry conditions, and such information has not been verified by independent sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position and market estimates are based on management's good faith estimates and assumptions about our markets and our internal research, together with certain industry publications and surveys. The industry data sourced from Spears & Associates, Inc. ("Spears and Associates") is from their "Hydraulic Fracturing Market 2006-2018" report published in the first quarter of 2017. The industry data sourced from PropTester, Inc. and Kelrik, LLC ("Kelrik") is from their "2016 Proppant

i

Market Report" published in March 2017. The industry data sourced from NavPort, LLC ("NavPort") is from their "Top Basins by Proppant 2016" dashboard output as of March 3, 2017. All such industry data is available publicly or for purchase and was not commissioned specifically for us.

        The market data regarding supply and demand is difficult to quantify as the proppant industry continues to evolve and many market participants are privately held, making accurate estimates of supply capacity and market demand difficult to qualify. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

TRADEMARKS

        This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

 PROSPECTUS SUMMARY

        This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the discussion under the heading "Risk Factors" and the historical and pro forma consolidated financial statements and related notes thereto contained elsewhere in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" for more information.

        Unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions described below. Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our," "Preferred Sands" and the "Company" refer to Preferred Sands, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions described under "—The Reorganization Transactions" below. "Preferred Proppants" refers to Preferred Proppants Holdings, LLC, a Delaware limited liability company, our accounting predecessor and a consolidated subsidiary of ours following the reorganization transactions.

Overview

        We provide sand-based proppant solutions to the oil and gas industry through our ownership and operation of a portfolio of geographically diversified mines and processing and coating plants. Our products are sold to both oilfield service providers and oil and gas exploration and production ("E&P") companies operating in some of the most active basins in North America. We are focused on the development and operation of sand facilities located close to or within basins where our customers operate and consume our products, which we refer to as our "regional sand facilities". E&P companies are increasingly favoring sands produced at regional facilities given their lower delivered cost versus Northern White sands, which are produced primarily in Wisconsin and Illinois. We believe our regional sand facilities provide us with a significant competitive advantage by allowing us to avoid or reduce certain transportation costs. We believe this enables us to offer our high-quality sands at a lower all-in cost of ownership as compared to our competitors. In addition to our raw frac sands, we manufacture and sell a suite of proprietary coated sands which have been designed to provide our customers with additional benefits, including features such as enhanced proppant transport and reduced flowback, which improves well performance and reduces costs for the end user, and the reduction of dust in the handling of these products.

        We are in the process of developing new in-basin regional sand facilities, consisting of two facilities located in the Permian basin in Monahans and Kermit, Texas, which we refer to as our "Monahans" and "Kermit" facilities, and one facility located in the Eagle Ford shale in Atascosa, Texas, which we refer to as our "Atascosa" facility. We refer to the Monahans, Kermit and Atascosa facilities collectively as our "in-basin facilities". The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. Once operational, we believe that our three in-basin facilities will be among the lowest cost landed at well, or "CLAW", providers of raw frac sand in the industry, as our geographic footprint will eliminate long-haul rail shipment and transloading expenses associated with out-of-basin suppliers. We expect to finance the in-basin facilities with our Project Financing (as described below under "The Reorganization Transactions—New Structure"). In addition, our existing regional sand facilities include our Sanders, Arizona facility, which primarily serves the Delaware sub-basin in the Permian basin (which consists of the Delaware and Midland sub-basins) and the San Juan and Bakersfield basins, and our Genoa, Nebraska facility, which primarily serves the SCOOP/STACK formation and the Denver-Julesburg basin.

        In addition to our regional sand facilities, our Northern White facility, located in Blair, Wisconsin, provided approximately 21% of the proppant used in Canada for the year ended December 31, 2016.

Due to the vertical integration of transportation capabilities within our production facilities, the extensive distribution network in Canada and the limited high-quality regional sand providers in that market, we believe that in Canada, our Blair, Wisconsin facilities capture many of the cost advantages associated with our regional sand facilities.

        The table below describes the characteristics of each of our facilities at and as of the year ended December 31, 2016, and the expected characteristics of our in-basin facilities once they become operational:

Reserves and Facilities Location	Processing Capacity per year (in thousands)	Total Proven & Probable Reserves (in thousands)(a)	Mesh Sizes	Estimated Reserve Life in years(b)	Products (Grades)	Primary Basins Served	Logistics Access
Genoa, Nebraska	2,000	33,705	80% Fine; 11% Coarse	44	16x30, 20x40, 30x50, 40x70, 100M	DJ, STACK/SCOOP	UP and BNSF rail; truck
Sanders, Arizona	1,360	53,321	66% Fine; 34% Coarse	111	16x30, 20x40, 30x50, 40x70, 100M	Permian, San Juan, Bakersfield	BNSF rail; truck
Blair, Wisconsin	1,080	29,231	66% Fine; 34% Coarse	48	16x30, 20x40, 30x50, 40x70, 100M	Montney, Duvernay	CN Rail
Atascosa, Texas(c)	3,000	202,121	100% Fine	67	40x70, 100M (200M upon request)	Eagle Ford	Truck
Monahans, Texas(c)	3,300	83,207	100% Fine	25	40x70, 100M (200M upon request)	Permian	Truck
Kermit, Texas(c)	3,300	341,286	100% Fine	103	40x70, 100M (200M upon request)	Permian	Truck

Total	14,040	742,871		65

(a)
Reserves are estimated as of December 31, 2016 by third-party independent engineering firms based on core drilling results and in accordance with the SEC's definitions of proven and probable recoverable reserves and related rules for companies engaged in significant mining activities. Drilling density utilized by the independent engineering firm to determine proven versus probable reserves are based upon the relative characteristics of the mineral resource field evaluated, including the consistency and density of the mineral resource within the drilling core sample. The drill-hole spacing utilized by the independent engineering firm in its determination of proven and probable reserves in accordance with the SEC's definitions are as follows by property:

•
Genoa, Nebraska—600 feet to 1,500 feet

•
Sanders, Arizona—500 feet to 1,000 feet

•
Blair, Wisconsin—800 feet to 1,600 feet

•
Atascosa, Texas—1,500 feet to 2,500 feet

•
Monahans, Texas—1,500 feet to 3,000 feet

•
Kermit, Texas—1,500 feet to 3,000 feet

(b)
For the Genoa, Sanders and Blair facilities, total proven and probable reserves at December 31, 2016 divided by sand volumes processed for the year ended December 31, 2016. For the Atascosa, Monahans and Kermit facilities, total proven and probable reserves at their date of acquisition divided by annual expected processing capacity.

(c)
Currently under construction. The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. See "Business—In-Basin Facilities" for further detail.

        Once our new in-basin facilities are operational, we expect to have approximately 14.0 million tons of total processing capacity, of which approximately 13.0 million tons will be from our regional sand facilities, including 9.6 million tons at our in-basin facilities, making us one of the largest suppliers of regional sands, and the largest in-basin supplier, to the oil and gas industry (measured by processing capacity). Including the reserves associated with our in-basin facilities at their date of acquisition, we have total proven and probable reserves of approximately 742.9 million tons as of December 31, 2016. These reserve estimates do not include (i) the annual replenishment of approximately 1.8 million to 2.0 million product tons of unprocessed sand at our Genoa, Nebraska facility as a result of sediment dredging activities of the Loup River Public Power District ("LRPPD"), which the LRPPD conducts at its sole cost and expense, or (ii) additional reserves that we may identify with additional drilling and sampling on certain parts of our approximately 11,400 controlled acres adjacent to our current mining operations at Sanders, Arizona. These reserves reflect an estimated reserve life of approximately 65 years based upon the historical sand volumes for the year ended December 31, 2016 for our existing facilities, and the expected processing capacity of our new in-basin facilities once construction is complete.

        Of our approximately 742.9 million tons of proven and probable reserves, approximately 96% is 40/70 or 100 mesh finer grade sand, both of which are in high demand from our customers as a result of their high crush strength as compared to Northern White sand, and lighter weight as compared to coarser grade alternative products, such as 20/40 and 30/50 sands. With respect to our in-basin facilities, we expect to develop both dry and wet processing plants, and expect to process frac sand in varying gradations, but predominantly 40/70 and 100 mesh. We currently have supply contracts for over 3.5 million tons per year of raw frac sand from our in-basin facilities and are in discussions for additional supply contracts with customers.

        Our research and development team, which consists of six employees with degrees in chemical and petroleum engineering and other materials science and engineering disciplines, seeks to provide enhanced solutions to existing proppant and completion methodologies. We have been recognized with recent industry awards for our research and development efforts, including the 2014 Polyurethane Innovation Award for Improving Oil Productivity, among others. We have developed a suite of proprietary coated sand products including FloPRO PTT™, Polymeric Proppants and DustPRO™, which provide cost-competitive, well-enhancing benefits to our end users including improved proppant transport, improved strength and reduced flowback, and reduced generation of dust during handling, respectively. Polymeric Proppants is a suite in its own right, providing multiple resin coated sand products, each for different downhole conditions. We manufacture our coated sands using proprietary, in-house developed coating processes, including our MultiPRO™ and flash-coating application units. We believe these coating processes are more efficient and lower-cost than other sand coating processes employed by competitors. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and 50 patents pending in other countries relating to these various technologies.

Competitive Strengths

        We believe that proppant customers are primarily focused on achieving the lowest CLAW for raw frac sand and coated proppants. We believe that we are well positioned to address these market demands through the following strengths:

  •
  Strategically located in-basin facilities.  We are currently developing three in-basin facilities, consisting of our Monahans and Kermit facilities in the Permian basin and our Atascosa facility in the Eagle Ford shale. The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. Approximately 90% of each of the Permian and Eagle Ford proppant demand for the year ended December 31, 2016 is located within 100 miles of our in-basin facilities. The close proximity of our in-basin facilities to the Midland and

    Delaware sub-basins in the Permian and the Eagle Ford shale will enable us to eliminate much of the cost associated with delivering frac sand from out of basin, including the fixed cost of maintaining (and storing during periods of lower utilization) the associated railcar fleets, the capital expenditures associated with the rail and transload infrastructure that support a rail fleet (at origin and destination) and/or the fixed minimum throughput agreements common at third party transload facilities. As a result, we believe we will be able to move sand from our in-basin facilities to the well site for an average transportation cost of approximately $18 to $30 per ton. By comparison, providers of Northern White frac sand from facilities in Wisconsin typically incur $60 to $100 per ton in transportation costs (including rail freight expense, railcar lease, demurrage and storage expenses, transload expense and truck to the well site expense) to move sand to the Permian basin and $80 to $100 per ton to move sand to the Eagle Ford shale. According to Company estimates, these additional logistics costs result in an approximately $50 per ton higher CLAW for Northern White frac sand as compared to frac sand from in-basin facilities. We believe that this lower CLAW for in-basin facilities will render Northern White frac sand as incremental supply in Texas, which is expected to become approximately half of the total proppant market in 2018. By eliminating these supply chain elements and costs, we expect our in-basin facilities to generate among the highest gross profit margins and lowest working capital burdens of any large-scale frac sand mine in the industry.

  •
  Diversified portfolio of regional facilities serving some of the most active basins in North America.  Our reserves are located in close proximity to several of the most significant U.S. oil and gas basins, notably, the Permian basin, the Eagle Ford shale and the SCOOP/STACK formation. Of equal importance, the Permian basin, the Eagle Ford shale and the SCOOP/STACK formation are among the top regions in terms of highest proppant use per well and growth in proppant per well, according to NavPort. These regions represent three of the top five largest basins and regions in North America in terms of new drilling and well completion activity. Additionally, the location of our existing regional facilities provides us with a strategic advantage in delivering proppant to other active U.S. oil and gas basins, including the San Juan and Denver-Julesburg basins and the Bakersfield field in California. Additionally, our Blair, Wisconsin facility, provides logistically advantaged frac sand to the fast-growing Montney and Duvernay shales in western Canada, accounting for approximately 21% of the proppant used in Canada for the year ended December 31, 2016. As a result of our close proximity to these important basins, we expect to benefit more than our peers from the compounding effect of the new wells completed and increasing proppant use per well. In addition to the strong underlying fundamentals of the markets we have historically served, our locations provide further upside to certain basins, which while currently less active, may become economical in a broader oil and gas recovery. Our footprint further facilitates our geographic, customer, commodity and supply chain diversity.

  •
  One of the largest producers of regional frac sand.  As of March 31, 2017, and including our new in-basin facilities once they become operational, we will have 14.0 million tons of annual sand processing capacity, including 9.6 million tons of annual sand processing capacity from our new in-basin facilities, making us one of the largest regional sand producers in the U.S. In 2018, we expect to have approximately 8.0 million regional tons of annual capacity, including 6.6 million in-basin tons, serving plays in the Permian basin, 3.0 million in-basin tons of annual capacity serving the Eagle Ford shale, and approximately 2.0 million regional tons of annual capacity positioned to serve the SCOOP/STACK formation and the Denver-Julesburg basin. Additionally, we have exploratory rights on approximately 3,600 acres in Peace River, Alberta, Canada, which could be used for in-basin expansion to service the Canadian markets.

  •
  Large reserve base consisting of high-demand fine mesh sand.  Once our in-basin facilities become operational, we will have approximately 742.9 million tons of proven and probable reserves of frac sand, of which approximately 96% of our in situ reserves will be measured as either 40/70 or 100 mesh.

  •
  Patent protected portfolio of coated sand products and production methods.  Through our in-house research and development team, we have developed a suite of proprietary coated sand products including: (i) FloPRO PTT™, a product we believe provides customers with higher well productivity and reduces costs, (ii) Polymeric Proppants, a full suite of resin-coated sand products that are designed to increase production efficiency relative to conventional resin-coated proppants, and (iii) DustPRO™, a dust suppression product that can stand alone as a coating or be built into our FloPRO PTT™ product and dramatically reduces the amount of particles in the air, allowing operators to comply with current Occupational Safety and Health Administration ("OSHA") standards for air quality. For the year ended December 31, 2016, our portfolio of products has been consistently used by operators across the U.S. and Canada, with approximately 88% of our customers making repeat orders. In addition, we manufacture our coated sand products using proprietary coating processes, including our MultiPRO™ and flash-coating application units. We believe these processes are more efficient and lower-cost than other sand coating processes employed by our competitors, and provide us with a cost advantage that improves our margins for such products.

  •
  Balanced mix of credit worthy oilfield service and E&P customers.  As of March 31, 2017, our largest customers include Halliburton, Encana and Schlumberger, among other oilfield service and E&P companies, and while many factors influence the selection of sand suppliers, we believe our ability to provide large volumes of regional sand at an attractive CLAW makes us among their preferred partners. We have supplied Halliburton since 2009 and have existing supply contracts with Halliburton and Encana.

  •
  An experienced and entrepreneurial management team and supportive strategic partnership with KKR.  Our management team has an average of eight years of experience in the oil and gas industry, as well as significant experience establishing, investing in, operating and growing industrial mineral asset businesses. Our management team was at the forefront of identifying the growing opportunities and expansion of the proppant market, and is focused on optimizing our current business and expanding our operations through disciplined reserve and product development and acquisitions. For example, we were the first pure play frac sand company in the market and the first to develop a multitude of new sand-based coating technologies for the oil and natural gas industry. Since 2014, KKR Credit Advisors (US) LLC (through certain managed funds, accounts and entities, and including its affiliated advisor entities, "KKR") has been a key supporter of our business model, notably providing us capital and enhanced access to E&P customers.

Business Strategies

        We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

  •
  Expand our in-basin reserve base and frac sand processing capacity.  We seek to identify and evaluate economically attractive acquisition and facility expansions and enhancement opportunities to increase our reserves, processing capacity and operational efficiency. Since our formation in 2007, we have acquired, built and expanded four frac sand processing facilities, and once our in-basin facilities are operational, we expect to have an aggregate processing capacity of approximately 14.0 million tons per year. We intend to continue selectively pursuing attractive acquisitions that meet our quality standards and targeted returns on invested capital and that enhance our market positioning and geographic presence. Prior to completing any acquisitions or commencing any expansions, we intend to enter into long-term supply agreements for a substantial majority of any additional processing capacity.

  •
  Capitalize on compelling industry fundamentals by expanding market share and production in most active basins.  Demand growth for raw frac sand and other proppants is primarily driven by horizontal drilling activity and proppant intensity, both of which are projected to increase significantly in 2017 and 2018 according to Spears and Associates. We intend to continue to expand our market share and position ourselves as a key producer of high-quality raw frac sand and are well positioned for the expanding needs of operators across all major shale basins in North America, but in particular the Permian basin, Eagle Ford shale, SCOOP/STACK formation and Montney basin. We are constructing three new in-basin facilities that we expect will more than double our sand processing capacity. We believe these facilities will allow us to deliver fine mesh sand to our customers for the lowest CLAW in the Permian basin and Eagle Ford shale.

  •
  Grow sales and continue expansion of portfolio of coated sands technology.  We are focused on increasing customer adoption of our suite of coated sands technology, including enhanced proppant transport, resin coatings, and dust suppression. We believe our products address a number of shortcomings associated with existing proppant and completion methodologies. We intend to continue to work closely with our customers to develop new solutions to help them complete more productive and cost-efficient wells in shorter time and with less impact on their surroundings. We also have the ability to expand the coating capacity at our regional locations and terminals in a cost-effective manner, which creates optionality and reduces the cost of our finished products. We believe that this ability increases the addressable market for our coating technologies as our technology products can be applied at customer-owned terminals or sand plants.

  •
  Maintain financial strength and flexibility.  On a pro forma basis after giving effect to this offering and the reorganization transactions, as of March 31, 2017, we had $             million of indebtedness outstanding, approximately $             million of cash on hand and $             million of available borrowing capacity under our asset-backed revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the sufficient liquidity and the financial flexibility necessary to achieve our organic expansion and our acquisition growth strategy.

  •
  Maintain safe and reliable operations.  We are committed to maintaining and continually improving the safety, reliability and efficiency of our operations, which we believe is key to attracting employee talent and new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. We strive for operational excellence by utilizing robust internal programs to integrate environmental integrity, health and occupational safety and risk management principles throughout our business. We employ comprehensive integrity management, inspection, monitoring and audit initiatives in support of this strategy and a majority of our existing facilities meet the standards required to maintain our International Organization for Standardization ("ISO") 9001 quality management systems registration. We have also received a Sentinel of Safety award from the National Mining Association for our Genoa, Nebraska facility. Sentinels of Safety are awarded annually to the nation's safest mines with a minimum of 4,000 injury-free hours.

Proppant Industry Trends

  •
  Recently Improving Macro Conditions and Shift Toward Regional Frac Sand.  Demand for proppant derives from the level of drilling and completion activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. In response to lower hydrocarbon prices in 2015 and early 2016, many producers began seeking ways to improve well economics by lowering costs without sacrificing production performance. To this end, producers began shifting toward more cost-effective and efficient proppants and technologies, such as regional raw frac sand and proppant transport technology products. In response to the improved expected financial returns generated by the recent increases in hydrocarbon prices, producers began increasing their capital spending on drilling and completion activities in the second half of 2016, and as a result, demand for oilfield services and proppants has improved.

  •
  Drivers of Demand for Frac Sand.  The demand for proppant has grown in recent years as a result of increases in the level of horizontal drilling, the length of the typical horizontal wellbore, the number of fracturing stages per lateral foot in the typical completed horizontal wellbore and the volume of proppant used per fracturing stage. We believe that these modern completion techniques will continue to be a positive demand driver for the proppant industry going forward.

  •
  Increased Focus on Enhanced Technology Coatings.  Producers are increasingly focused on proppant selection as a means to solve well site challenges and improve hydrocarbon recovery rates and are investing in value-added proppants when the improvement in well site conditions, well production and efficiencies justifies the increased proppant investment.

Our Technologies

        Our proprietary suite of coated sand products includes FloPRO PTT™, Polymeric Proppants and DustPRO™. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and 50 patents pending in other countries relating to these technologies.

  •
  FloPRO PTT™ is a proppant transport technology formed by coating raw sand with a lasting hydrophobic coating. FloPRO PTT™ improves the suspension and transport of proppant during hydraulic fracturing operations, improves the production decline curve and reduces or eliminates the need for frac chemicals such as gels, XL and breakers. It improves proppant distribution while reducing the sand settling experienced during slickwater fracs. FloPRO PTT™ has been pumped in the Permian basin, SCOOP/STACK formation, Eagle Ford shale, Marcellus, Utica and Montney basins in over 50 wells and is currently being pumped by nine E&P companies. Our Genoa, Nebraska facility currently has 30,000 tons of monthly FloPRO PTT™ capacity, excluding coating capacity reserved for resin, and we expect to complete an additional 90,000 ton capacity expansion in the third quarter of 2017. In the fourth quarter of 2016, we added 5,000-10,000 tons of FloPRO™ capacity at our Blair, Wisconsin facility and have the ability to expand such capacity to 30,000 tons per month.

  •
  Polymeric Proppants is our suite of resin-coated sand products that are designed to improve the characteristics of raw sand by reducing proppant flow back at the wellbore, eliminating resin breakdown and increasing total recovered water, among other things. Our Polymeric Proppants products, which were developed with Dow Chemical Company, are specifically designed to operate in specific ranges of downhole temperatures commonly experienced in current unconventional wells. We believe Polymeric Proppants offers an affordable solution to reduce flowback and that the cost premium to use an effective coated proppant technology has decreased from 200%-400% above the cost of raw frac sand to less than 10% above the cost of raw frac sand.

  •
  DustPRO™ is a dust suppression product that dramatically reduces the amount of particles in the air without the conventional amount of space-consuming well site infrastructure associated with dust collection. We believe DustPRO™ offers certain advantages over mechanical silica dust control systems, including offering safe access to critical equipment, eliminating unsafe tripping hazards, and eliminating the need to haul burdensome equipment to and from the well site, among others.

  •
  Our suite of coated sand products are applied using our proprietary MultiPRO™ and flash-coating processes.

Recent Developments

        On July 14, 2017, certain of our subsidiaries entered into a $133.5 million senior term loan to partially finance the Atascosa and Monahans facilities, which we refer to as the "Atascosa and Monahans senior term loan." As of August 10, 2017, we have borrowed approximately $83.8 million under this credit facility, a portion of which was used to purchase land parcels, mineral reserves and equipment. The remaining borrowing availability under this credit facility is subject to the satisfaction of certain goals and conditions, including (i) obtaining at least $34.5 million in borrowings under either the Atascosa and Monahans bridge term loan or the Atascosa and Monahans subordinated term loan described below, (ii) the construction of the new in-basin facilities on a specified schedule and within a specified budget and (iii) delivery to the collateral agent of required mortgages on the properties in which the new in-basin facilities are located. As part of the Atascosa and Monahans senior term loan, we will issue equity interests in Preferred Proppants to the lenders and have agreed to issue additional equity interests to these lenders after the consummation of this offering so that they will hold in the aggregate 3% of the common equity of Preferred Proppants.

        We also (i) executed a commitment letter with certain affiliates of KKR and an affiliate of Mr. O'Neill to provide a $34.5 million bridge term loan to an indirect parent of the borrower under the Atascosa and Monahans senior term loan to partially finance the Atascosa and Monahans facilities, which we refer to as the "Atascosa and Monahans bridge term loan," (ii) entered into a $76.0 million subordinated term loan that we expect to obtain proceeds under after the consummation of this offering to partially finance the remaining costs of the Atascosa and Monahans facilities and partially repay the Atascosa and Monahans bridge term loan, which we refer to as the "Atascosa and Monahans subordinated term loan," and (iii) expect to enter into an $82.0 million senior term loan after the consummation of this offering to partially finance the Kermit facility, which we refer to as the "Kermit senior term loan." The Atascosa and Monahans senior term loan, Atascosa and Monahans bridge term loan, Atascosa and Monahans subordinated term loan and Kermit senior term loan are referred to collectively as the "Project Financing." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New In-Basin Facilities Project Financing" for more information.

Risks Associated with Our Business

        An investment in our common stock involves risks that include the demand for sand-based proppants and other risks. You should carefully consider the risks described under "Risk Factors" and the other information in this prospectus before investing in our common stock.

Our Principal Equityholders

        Our predecessor, Preferred Proppants, was formed in 2007 by Michael O'Neill, our Founder and Chief Executive Officer, together with other investors, for the purpose of acquiring, integrating, developing and managing industrial mineral assets.

        In the third quarter of 2014, affiliates and managed accounts of KKR led an approximately $700 million debt and equity investment in us. In addition, in September 2016, affiliates and managed accounts of KKR provided a $75.0 million incremental first lien term loan to us under the credit facility of our subsidiary, Preferred Proppants, LLC.

        Following the consummation of the reorganization transactions described below and this offering, affiliates and managed accounts of KKR (collectively, the "KKR Equityholders") and Mr. O'Neill and his affiliates (collectively with the KKR Equityholders, the "Principal Equityholders") will control approximately        % of the combined voting power of our outstanding common stock (or        % if the

underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, our Principal Equityholders will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because our Principal Equityholders will collectively control more than 50% of the combined voting power of our outstanding common stock, we will be a "controlled company" under the corporate governance rules for NYSE-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements. See "Management—Controlled Company."

        In addition, we will enter into a stockholders agreement (the "Stockholders Agreement") that will provide each group of Principal Equityholders with the right to nominate a specified number of our directors, determined based on the percentage of pre-IPO Class A common stock beneficially owned by such group of Principal Equityholders. The Principal Equityholders will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the other Principal Equityholder's nominees. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions—Stockholders Agreement" for additional information.

        KKR was founded in 1976 and is led by Henry Kravis and George Roberts. KKR is a leading investment firm with $148.5 billion in assets under management between KKR and its affiliates as of June 30, 2017. KKR manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate, credit and, through its strategic partners, hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside its partners' capital and provides financing solutions and investment opportunities through its capital markets business.

The Reorganization Transactions

  Existing Structure

        Prior to the consummation of the reorganization transactions described below and this offering, all of Preferred Proppants' outstanding equity interests, including its Class A Units, Class B Units and Class B Incentive Units, were owned by the following persons, whom we refer to collectively as the "Preferred Proppants Pre-IPO Members":

  •
  affiliates and managed accounts of KKR, whom we refer to collectively as the "KKR Pre-IPO Members";

  •
  Mr. O'Neill, members of his family and affiliates or related parties of Mr. O'Neill, whom we refer to collectively as the "Founder Pre-IPO Members";

  •
  certain current and former employees and members of management and directors; and

  •
  certain other pre-IPO investors (including our lenders who provided the Project Financing).

        Certain investors, including affiliates and managed accounts of KKR, also owned $280 million aggregate initial principal amount of the $300 million Senior Secured Floating Rate Notes due 2021 of our subsidiary, Preferred Proppants, LLC (the "Second Lien Notes") that were issued in 2014 as part of KKR's investment in us. As of March 31, 2017, the accreted value of the Second Lien Notes (including interest paid by increasing the principal amount of the Second Lien Notes) was $442 million.

        In addition, Preferred Proppants has adopted the following cash-based payment plans and cash-based payment awards in which certain employees and members of management participate:

  •
  a long-term incentive plan that entitles participants to share in a pool equal to 1.0% of the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a sale of Preferred Proppants (the "LTI Plan");

  •
  a management incentive bonus plan that entitles participants to share in a pool equal to approximately 4.1% of (i) the amounts received by the holders of the Second Lien Notes in respect of the repayment of the outstanding principal and interest of the Second Lien Notes and (ii) the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a sale of Preferred Proppants (the "MIB Plan"). Certain holders of the Second Lien Notes have agreed, under a participation agreement, to provide Preferred Proppants with the proceeds to make payments to participants in the MIB Plan; and

  •
  awards that entitle participants to a transaction cash bonus equal to a specified percentage, capped at a specified amount, of the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a corporate transaction that results in the distribution of "net capital proceeds" (the "Transaction Bonuses," and together with the LTI Plan and the MIB Plan, the "LTIPs").

  New Structure

        After the pricing of this offering and prior to the closing of this offering, we will complete an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions and the pricing of this offering, the following transactions will occur:

  •
  we will become the sole managing member of Preferred Proppants;

  •
  we will form a subsidiary that will merge with and into an affiliate of KKR and the surviving entity will then merge with and into us. We refer to these transactions as the "Mergers." As consideration for the Mergers, we will issue to the equity owners of such affiliate of KKR shares of our Class A common stock with rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the affiliates of KKR will be based on the value of the Preferred Proppants equity interests that we acquire, which will be determined based on a hypothetical liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering;

  •
  we will amend and restate the Preferred Proppants limited liability company agreement and provide that, among other things, all of Preferred Proppants' outstanding equity interests, including its Class A Units, Class B Units and Class B Incentive Units, will be reclassified into Preferred Proppants' non-voting common units, which we refer to as "Preferred Proppants Units." The number of Preferred Proppants Units to be issued to each member of Preferred Proppants will be determined based on a hypothetical liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering. The Preferred Proppants Units that are reclassified from unvested Class B Incentive Units will vest following the offering based on the time-based vesting schedule, if any, applicable to the Class B Incentive Units from which they were reclassified;

  •
  we will amend and restate our certificate of incorporation and will be authorized to issue two classes of common stock: Class A common stock and Class B common stock, which we refer to collectively as our "common stock." The Class A common stock and Class B common stock will each provide holders with one vote on all matters submitted to a vote of stockholders. The holders of Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock;

  •
  to the extent that the holders of the Second Lien Notes are not repaid with the proceeds from this offering, as described below, the holders of the Second Lien Notes will contribute their Second Lien Notes to either (a) us in exchange for shares of Class A common stock or (b) Preferred Proppants in exchange for Preferred Proppants Units, in each case based on the redemption price of the Second Lien Notes that we or Preferred Proppants acquire in such exchange and the initial public offering price per share of our Class A common stock in this offering;

  •
  we will cancel the LTIPs and the participants in the LTIPs will be granted a number of Preferred Proppants Units determined based on the amount that such participants would have received under the LTIPs in a hypothetical sale and liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering (except that, to the extent the holders of the Second Lien Notes are repaid with proceeds from this offering in cash, the participants in the MIB Plan will receive a proportionate amount of cash in lieu of Preferred Proppants Units), and the number of Preferred Proppants Units delivered shall be reduced by the number of Preferred Proppants Units with a fair market value equal to the amount needed to satisfy any applicable required withholding taxes;

  •
  the Preferred Proppants Units granted to the participants in the LTI Plan and the MIB Plan will be subject to time-based vesting restrictions; and

  •
  the Preferred Proppants Units granted in respect of the vested portion of the Transaction Bonuses will be fully vested and the Preferred Proppants Units granted in respect of the unvested portion of the Transaction Bonuses will be subject to the same time-based vesting restrictions as such portion of the Transaction Bonuses; and

  •
  the participation agreements entered into by certain holders of the Second Lien Notes will be terminated and the amount of Class A common stock and/or Preferred Proppants Units to be issued to such holders in connection with the contributions described above will be reduced to satisfy their obligations to provide Preferred Proppants with the proceeds to make payments to participants in the MIB Plan; in addition, the amount of Preferred Proppants Units to be issued to holders of Class B Units will be reduced to reflect the grant of Preferred Proppants Units to participants in the LTIPs;

  •
  we will form a new limited partnership, which we refer to as "Employee Holdco," and the former participants in the LTIPs and certain former holders of Class B Incentive Units will contribute their Preferred Proppants Units to Employee Holdco in exchange for an equal number of limited partnership units of Employee Holdco, or "Employee Holdco Units," which will be subject to the same time-based vesting restrictions, if any, as the contributed Preferred Proppants Units;

  •
  we will issue additional Preferred Proppants Units to certain of the lenders under the Project Financing so that they will hold in the aggregate 3% of the outstanding Preferred Proppants Units after giving effect to this offering.

  •
  the following members of Preferred Proppants after giving effect to the reorganization transactions, whom we refer to collectively as the "Preferred Proppants Post-IPO Members," will subscribe for and purchase shares of our Class B common stock at a purchase price of $0.00001 per share and in an amount equal to the number of Preferred Proppants Units held by each such Preferred Proppants Post-IPO Member:

    •
    affiliates and managed accounts of KKR, whom we refer to collectively as the "KKR Post-IPO Members";

    •
    Mr. O'Neill, members of his family and affiliates or related parties of Mr. O'Neill, whom we refer to collectively as the "Founder Post-IPO Members";

    •
    Employee Holdco and certain current and former employees and members of management; and

    •
    certain other pre-IPO investors who held interests in Preferred Proppants or the Second Lien Notes (including our lenders who provided the Project Financing); and

  •
  subject to certain restrictions, the Preferred Proppants Post-IPO Members will be granted the right to exchange their Preferred Proppants Units, together with a corresponding number of shares of our Class B common stock for, at our option, (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock). In addition, subject to certain restrictions, each holder of Employee Holdco Units will have the right to exchange its Employee Holdco Units on a one-to-one basis for Preferred Proppants Units (and corresponding shares of Class B common stock), which they may then exchange in the same manner as other Preferred Proppants Post-IPO Members for shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

        See "Organizational Structure" for further details.

        After the completion of this offering, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

  •
  We intend to contribute $             million to Preferred Proppants and we intend to cause such contribution amounts to be used by Preferred Proppants as follows:

  •
  to repay any outstanding amounts under the $50 million revolving credit facility of Preferred Proppants, LLC (the "ABL Facility");

  •
  to repay, in part, the $350 million senior secured first lien term loans and the $75 million incremental first lien term loan provided by affiliates and managed accounts of KKR to our subsidiary, Preferred Proppants, LLC (collectively, the "First Lien Term Loan");

  •
  to repay, in part, the Second Lien Notes; and

  •
  to use any remaining proceeds for working capital and general corporate purposes.

  •
  If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to                    shares of Class A common stock from certain of our stockholders (including certain KKR Equityholders) and up to                    Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members (including certain KKR Equityholders) at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price.

        We estimate that the offering expenses (other than the underwriting discounts) will be approximately $             million. All of such offering expenses will be paid for or otherwise borne by Preferred Proppants.

        After the consummation of this offering, we intend to amend the covenants in the First Lien Term Loan to provide us with greater operational and financial flexibility and to obtain a new $150 million asset-backed revolving credit facility to provide us with additional working capital. The First Lien Term Loan, the new asset-backed revolving credit facility and the Project Financing are referred to as the "Credit Facilities."

        See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions—Purchases from Equityholders" for further details.

        The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (assuming an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

*
Represents economic interest in Preferred Sands, Inc. and not Preferred Proppants Holdings, LLC.

**
Includes                    unvested Preferred Proppants Units and corresponding shares of Class B common stock.

        In connection with the reorganization transactions, we will be appointed as the sole managing member of Preferred Proppants pursuant to Preferred Proppants' limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Preferred Proppants and will also have a substantial financial interest in Preferred Proppants, we will consolidate the financial results of Preferred Proppants, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Preferred Proppants Post-IPO Members to a portion of Preferred Proppants' net income (loss). As described in "Organizational Structure—The Reorganization Transactions," Preferred Proppants will be under the common ownership of the KKR Equityholders and the Founder Post-IPO Members before and after the reorganization transactions and prior to this offering, and the KKR Equityholders and the Founder Post IPO Members will have the same economic percentages of Preferred Proppants before and after the reorganization transactions and prior to this offering, but without giving effect to the contribution of Second Lien Notes to the extent that the holders of the Second Lien Notes are not repaid with the proceeds from this offering. As a result, we will initially measure the interests of the Preferred

Proppants Pre-IPO Members in the assets and liabilities of Preferred Proppants at their carrying amounts at the completion of the reorganization transactions.

        In connection with the reorganization transactions, we will acquire existing equity interests in Preferred Proppants from an affiliate of KKR in the Mergers, as described under "Organizational Structure—The Reorganization Transactions." The Mergers will result in our succeeding to certain valuable tax attributes held by such affiliate of KKR. If the underwriters exercise their option to purchase additional shares, we intend to use a portion of the net proceeds from this offering to purchase Preferred Proppants Units (and corresponding shares of Class B common stock) from certain Preferred Proppants Post-IPO Members (including certain KKR Equityholders). These acquisitions of interests in Preferred Proppants will result in tax basis adjustments to the assets of Preferred Proppants that will be allocated to us and our subsidiaries. In addition, future exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into tax receivable agreements that will obligate us to make payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes, certain other tax attributes we are entitled to as a result of contributing the proceeds of this offering to Preferred Proppants and tax attributes resulting from payments made under the tax receivable agreements. We will retain the benefit of the remaining 15% of these tax savings. See "Organizational Structure—Holding Company Structure and Tax Receivable Agreements" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Corporate Information

        We were formed as a Delaware corporation on March 7, 2017. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described under "Organizational Structure." Our corporate headquarters are located at One Radnor Corporate Center, 100 Matsonford Road, Suite 101, Radnor, Pennsylvania 19087, and our telephone number is (484) 684-1257. Our website address is www.preferredsands.com. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

 The Offering

Class A common stock outstanding before this offering	shares.
Class A common stock offered by us	shares.
Option to purchase additional shares	We have granted the underwriters the right to purchase an additional shares of Class A common stock from us within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after this offering

            shares (            % of which would be owned by non-affiliates of the Company) (or            shares (            % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If, immediately after this offering and the application of the net proceeds from this offering, all of the Preferred Proppants Post-IPO Members elected to exchange their Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock,            shares of our Class A common stock would be outstanding (            % of which would be owned by non-affiliates of the Company) (or            shares (            % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering

            shares (or            shares if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class B common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Preferred Proppants Units held by the Preferred Proppants Post-IPO Members.

Voting rights

Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of            % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or            % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class B common stock entitles its holder to one vote per share, representing an aggregate of            % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or            % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Upon the completion of this offering, our Class B common stock will be held by the Preferred Proppants Post-IPO Members. See "Description of Capital Stock."

Exchange

Subject to certain restrictions, the Preferred Proppants Post-IPO Members will be granted the right to exchange their Preferred Proppants Units, together with a corresponding number of shares of our Class B common stock, for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock), at our option (as the managing member of Preferred Proppants), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

When a Preferred Proppants Unit, together with a share of our Class B common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will be cancelled.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:

•

We intend to contribute $            million to Preferred Proppants in exchange for a number of Preferred Proppants Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (            Preferred Proppants Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and we intend to cause such contribution amounts to be used by Preferred Proppants as follows:

• to repay approximately $ million outstanding under the ABL Facility;
• to repay approximately $ million outstanding under the First Lien Term Loan;

• to repay approximately $ million outstanding of the Second Lien Notes; and
• to use $ million for working capital and general corporate purposes.

•

If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to            shares of Class A common stock from certain of our stockholders (including certain KKR Equityholders) and up to            Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members (including certain KKR Equityholders) at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $            million. All of such offering expenses will be paid for or otherwise borne by Preferred Proppants.

See "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchases from Equityholders" for further details.
Dividend policy	We do not intend to pay dividends on our Class A common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. See "Dividend Policy."
Proposed NYSE symbol	"PSND."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.
Conflicts of Interest

Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter and affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc ("FINRA"). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f) (12)(E) of FINRA Rule 5121.

        Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock outstanding after this offering excludes:

  •
              shares of Class A common stock issuable pursuant to stock options, restricted stock units or other equity-based awards available for issuance under the Preferred Sands, Inc. 2017 Management Incentive Plan following the completion of this offering. See "Executive Compensation—2017 Management Incentive Plan"; and

  •
              shares of Class A common stock reserved for issuance upon the exchange of Preferred Proppants Units (together with the corresponding shares of our Class B common stock).

        Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to            additional shares from us and (ii) an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Historical and Pro Forma Consolidated Financial and Other Data

        The following table sets forth summary historical consolidated financial and other data of Preferred Proppants, our accounting predecessor, for the periods beginning on and after January 1, 2015. The summary historical consolidated financial and other data presented below as of and for the years ended December 31, 2016 and 2015 have been derived from Preferred Proppants' audited financial statements included elsewhere in this prospectus.

        The summary historical consolidated financial and other data presented below as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 have been derived from Preferred Proppants' unaudited financial statements included elsewhere in this prospectus. The summary historical consolidated interim balance sheet data as of March 31, 2016 is derived from unaudited interim financial statements not appearing in this prospectus.

        We were formed as a Delaware corporation on March 7, 2017. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described in "Organizational Structure—The Reorganization Transactions." Upon the consummation of the reorganization transactions, we will become the sole managing member of Preferred Proppants. Because we will manage and operate the business and control the strategic decisions and day to day operations of Preferred Proppants and will also have a substantial financial interest in Preferred Proppants, we will consolidate the financial results of Preferred Proppants.

        The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2016 and for the three months ended March 31, 2017 give effect to the reorganization transactions and this offering as if each had occurred on January 1, 2016 for pro forma statement of operations purposes, and March 31, 2017 for pro forma balance sheet purposes. See "Unaudited Pro Forma Financial Information."

        We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million to $4.0 million that we expect to incur annually as a result of operating as a publicly traded corporation, such as expenses associated with annual and quarterly reporting; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and director and officer compensation expenses. We also have not given pro forma effect to the construction of the new in-basin facilities and the related Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these mines.

        The summary historical and pro forma consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with "Capitalization," "Unaudited Pro Forma Financial Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and our and Preferred Proppants' audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Historical				Preferred Sands Pro Forma
	Three Months Ended March 31,		Years Ended December 31,
					Three Months Ended March 31, 2017
						December 31, 2016
(in thousands, except per unit and operating data)	2017	2016	2016	2015
Statement of Operations Data:
Net sales	$59,814	$47,439	$171,812	$339,424
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	49,721	48,907	160,320	275,457
Selling, general and administrative expenses	6,634	8,631	23,315	34,445
Depreciation, depletion and amortization	10,945	11,433	32,256	37,296
Impairment of goodwill, long-lived assets and intangibles	—	192	12,246	31,173
Other operating expenses, net	8,047	1,820	9,839	1,909

Total operating expenses	75,347	70,983	237,976	380,280

Loss from operations	(15,533)	(23,544)	(66,164)	(40,856)

Other income (expense):
Interest expense	(26,113)	(19,916)	(86,883)	(74,729)
Change in fair value of debt	(153,647)	82,419	(145,179)	394,323
Other income (expense), net	(101)	(1,443)	10,839	2,468

Total other income (expense), net	(179,861)	61,060	(221,223)	322,062

Income (loss) before income taxes	(195,394)	37,516	(287,387)	281,206
Income tax benefit (expense)	(62)	(8)	67	(431)

Net income (loss)	(195,456)	37,508	(287,320)	280,775
Accretion of contingently redeemable equity	(276)	(248)	(996)	(883)
Net loss attributable to non-controlling interest	—	105	213	412

Net income (loss) attributable to Preferred Proppants Holdings, LLC	$(195,732)	$37,365	$(288,103)	$280,304

Earnings (loss) per share to Class A common stockholders:
Basic and diluted
Weighted average number of shares of Class A common stock used in computing earnings (loss) per share:
Basic and diluted

	Predecessor Historical				Preferred Sands Pro Forma
	Three Months Ended March 31,		Years Ended December 31,
					Three Months Ended March 31, 2017
	2017	2016	2016	2015
Balance Sheet Data (at period end):
Property, plant and equipment, net	$198,989	$214,033	$185,630	$218,871
Total assets	316,546	311,510	323,120	347,632
Debt and capital lease obligations(1)	711,021	195,398	533,796	275,531		(2)
Total deficit	(508,972)	12,611	(313,451)	(26,612)
Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$(14,387)	$(1,484)	$(20,173)	$30,141
Net cash provided by (used in) investing activities	(18,744)	(2,057)	3,727	(24,925)
Net cash provided by (used in) financing activities	155	(11,491)	44,422	19,950
Capital expenditures	18,884	1,639	7,076	22,390
Other Data:
Tons sold (in thousands)	751	600	2,002	3,020
Adjusted EBITDA	$3,205	$(11,777)	$(9,749)	$31,496
Average sales price (per ton)(3)	$79.65	$79.07	$85.82	$112.39

(1)
Total includes both long and short term debt as well as capital lease obligations and reflects the carrying value of the debt as recorded on the balance sheet. We have elected to account for certain debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statements of operations for the respective period. Total debt principal outstanding, including current portions and capitalized lease obligations, was $858 million and $745 million as of December 31, 2016 and 2015, respectively, and $882 million and $748 million, as of March 31, 2017 and 2016, respectively.

(2)
Does not reflect borrowings under the Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these mines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New In-Basin Facilities Project Financing" for more information.

(3)
Average sales price (per ton) represents total net sales divided by tons sold.

Non-GAAP Financial Measures

Adjusted EBITDA

        We include in this prospectus the non-GAAP financial measure of Adjusted EBITDA. Our management views Adjusted EBITDA as one of our primary financial metrics. We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) plus interest expense, income taxes, depreciation, depletion and amortization expense, changes in fair market value of debt and other income or charges that are either non-cash or unusual and that we do not consider in our evaluation of ongoing operating performance. Adjusted EBITDA is used as a supplemental financial measure by our management and external users of our financial statements, such as research analysts, investors, lenders and others, to assess, among other things:

  •
  our debt compliance. Adjusted EBITDA is a key component of covenants to our current debt agreements;

  •
  the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

  •
  the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities; and

  •
  our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

        We believe that Adjusted EBITDA provides useful information to investors because, when viewed with our GAAP results and the accompanying reconciliations, it provides a more complete understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Moreover, our Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies. The following tables present a reconciliation of Adjusted EBITDA to net income, our most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor Historical				Preferred Sands Pro Forma
	Three Months Ended March 31,		Years Ended December 31,
					Three Months Ended March 31, 2017
(in thousands, except per unit and operating data)	2017	2016	2016	2015
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$(195,456)	$37,508	$(287,320)	$280,775
Depreciation, depletion and amortization expense	10,945	11,433	32,256	37,296
Income tax expense (benefit)	62	8	(67)	431
Interest expense	26,113	19,916	86,883	74,729
Changes in fair value of debt(1)	153,647	(82,419)	145,179	(394,323)
Impairment of goodwill, long-lived assets and intangibles	—	192	12,246	31,173
Initial public offering related costs(2)	3,157	—	—	—
Business development related expenses(3)	4,037	504	2,001	168
(Gain) loss on disposal of assets(4)	(144)	448	(7,334)	470
Credit agreement amendment and other financing charges(5)	100	490	1,889	531
Legal settlements and related litigation costs(6)	633	337	4,493	1,887
Other non-cash (income) expense(7)	111	(194)	25	(1,641)

Adjusted EBITDA	$3,205	$(11,777)	$(9,749)	$31,496

(1)
We have elected to account for certain debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statements of operations for the respective period.

(2)
Represents non-deferrable legal, accounting and other costs incurred in connection with initial public offering activities.

(3)
Reflects transaction expenses related to business acquisition and development activities in connection with our growth and expansion initiatives, including costs associated with our in-basin facility developments.

(4)
Includes (gain) loss on sale or disposal of property, plant and equipment, as well as a gain on sale of a subsidiary, Navport, LLC, of $8.1 million during the year ended December 31, 2016.

(5)
Represents non-deferrable costs associated with certain amendments to our existing credit agreements and other related charges.

(6)
Reflects net expenses associated with certain legal settlements and related litigation costs, including $4.8 million and $0.7 million for the years ended December 31, 2016 and 2015, respectively, related to a dispute with a sand supplier.

(7)
Represents accretion expense and revisions to estimates of asset retirement obligations, as well as other non-cash gains associated with the change in fair value of derivative property value guarantees of $0.3 million and $0.9 million for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

RISK FACTORS

        Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors, together with all of the other information included in this prospectus, before investing in our Class A common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See "Forward-Looking Statements" for more information.

Risks Related to Our Business

The commencement of commercial operations of our in-basin facilities is not expected to occur until after the closing of this offering. The date of commencement of those operations is subject to a number of factors. We cannot assure you that operations at our in-basin facilities will commence in the time frame we have estimated or at all.

        The completion of our in-basin facilities is subject to a number of contingencies and the ability to secure construction contracts on terms we consider reasonable. Additionally, a significant decrease in the price of crude oil or the amount of capital expenditures made by oil and gas production companies operating in the Permian basin or Eagle Ford shale could require us to postpone or even abandon the development of our in-basin facilities. Finally, construction delays could delay the expected start date of commercial operations at these sites. Any one or more of these factors could have a material effect on our results of operations or our ability to meet forecasted processing capacity estimates.

Our business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry, and a decline in prices for oil and natural gas may have an adverse effect on our business and results of operations.

        Our primary exposure to market risk occurs at the time our supply agreements expire and are subject to renegotiation, renewal or replacement. As of March 31, 2017, our supply agreements had a weighted average remaining term by volume of 3.2 years. Our ability to renew our supply agreements or enter into new supply agreements on favorable terms is dependent on the market for sand-based proppants at such times. Demand for sand-based proppants is materially dependent on the levels of activity in oil and natural gas exploration, development and production. More specifically, demand for sand-based proppants depends on the number of oil and natural gas wells completed in geological formations where sand-based proppants are used in hydraulic fracturing treatments and the amount of sand-based proppants customarily used in the completion of such wells. In addition, demand for sand-based proppants is substantially higher in the case of horizontally drilled wells, which allow for multiple hydraulic fractures within the same wellbore but are more expensive to develop than vertically drilled wells. These activity levels are affected by both short-term and long-term trends in oil and natural gas prices. Oil and natural gas producers' expectations of lower and/or volatile market prices for oil and natural gas, as well as the availability of capital for operating and capital expenditures, may cause them to curtail spending, thereby reducing hydraulic fracturing activity and the demand for sand-based proppants. Industry conditions that impact the activity levels of oil and natural gas producers are influenced by numerous factors over which we have no control, including:

  •
  commodity prices;

  •
  worldwide political, economic and military conditions;

  •
  import/export laws and tariffs;

  •
  the cost of producing and delivering oil and natural gas;

  •
  increases in costs of labor and labor strikes;

  •
  governmental regulations, including the policies of governments regarding the exploration for and production and development of oil and natural gas reserves; and

  •
  potential acceleration of development of alternative energy sources.

        In recent years, oil and natural gas prices and, therefore, the level of exploration, development and production activity, experienced a sustained decline from the highs in the latter half of 2014. Beginning in September 2014 and continuing through late 2016, increasing global supply of oil, including a decision by the Organization of the Petroleum Exporting Countries ("OPEC") to sustain its production levels in spite of the decline in oil prices, in conjunction with weakened demand from slowing economic growth in the Eurozone and China, created downward pressure on crude oil prices resulting in reduced demand for our products and pressure to reduce our product prices. Although activity and related demand for sand-based proppants has increased since the lowest levels of this downturn, there is no assurance it will remain at current levels or increase any further. If activity and related demand for sand-based proppants were to return to the lowest levels of the downturn, our operations will be adversely impacted. Furthermore, there have been significant fluctuations in the availability of key resources that impact drilling activity, which could also impact product demand.

        A prolonged reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production and well completion activity and would result in a corresponding decline in demand for the sand-based proppants we produce. Such a decline would have a material adverse effect on our business, results of operations and financial condition.

        The commercial development of economically-viable alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could have a similar effect. Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to increased governmental regulation, limitations on exploration and drilling activity or mining or other factors, could have a material adverse effect on our results of operations, even in a strong oil and natural gas price environment. At certain price points, our customers may reduce hydraulic fracturing, which could reduce demand for our sand-based proppants. If there is a sustained decrease in the demand for sand-based proppants, we may be unable to renew our supply agreements, be forced to renegotiate our existing contracts or be forced to reduce the prices at which we sell sand-based proppants pursuant to new supply agreements, any of which would reduce the amount of cash we generate. We may also be forced to reduce production levels or idle or shut down our operations at a facility as a result of a decrease in demand for our product. Any of these events may have a material adverse effect on our results of operations.

        In addition, to the extent we make sales of our sand-based proppants other than under long-term supply agreements, the price we receive for those sales will be impacted by fluctuations in the market for sand-based proppants. Spot prices for sand-based proppants have been volatile in recent years, and any negative fluctuations in the spot market could have a material adverse effect on our results of operations.

We rely upon trade secrets, contractual restrictions and patents to protect our proprietary rights. Failure to protect our intellectual property rights may undermine our competitive position, and protecting our rights or defending against third party allegations of infringement may be costly.

        Our commercial success depends on our proprietary information and technologies, know-how and other intellectual property, including that related to our FloPRO PTT™, MultiPRO™, Polymeric

Proppants and DustPRO™ products. Because of the technical nature of our business, we rely on patents, trade secrets, trademarks and contractual restrictions to protect our intellectual property rights, particularly with respect to our FloPRO PTT™ and Polymeric Proppants products. The measures we take to protect our trade secrets and other intellectual property rights may be insufficient. Failure to protect, monitor and control the use of our existing intellectual property rights could cause us to lose our competitive advantage or incur significant expenses. It is possible that our competitors or others could independently develop the same or similar technologies or otherwise obtain access to our unpatented technologies. In such case, our trade secrets would not prevent third parties from competing with us. As a result, our results of operations may be adversely affected. Furthermore, third parties or our employees may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could also harm our business and results of operations. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available.

        In addition, third parties may claim that our products and/or the use(s) thereof infringe or otherwise violate their patents or other proprietary rights and seek corresponding damages or injunctive relief. Defending ourselves against such claims, with or without merit, could be time-consuming and result in costly litigation. An adverse outcome in any such litigation could subject us to significant liability to third parties (potentially including treble damages) or temporary or permanent injunctions prohibiting the manufacture or sale of our products, the use of our products or technologies or the conduct of our business. Any adverse outcome could also require us to seek licenses from third parties (which may not be available on acceptable terms, or at all) or to make substantial one-time or ongoing royalty payments. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we may not have insurance coverage in connection with such litigation and may have to bear all costs arising from any such litigation to the extent we are unable to recover them from other parties. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to operating risks that are often beyond our control and could adversely affect production levels and costs.

        Our mining and processing operations are subject to risks normally encountered in the sand-based proppants and manufacturing industries. These risks include:

  •
  inability to obtain necessary production equipment or replacement parts;

  •
  natural disasters or inclement or hazardous weather conditions, including but not limited to cold weather, flooding, tornadoes and the physical impacts of climate change;

  •
  unanticipated ground, grade or water conditions;

  •
  inability to acquire or maintain, or public opposition to, necessary permits or mining, access or water rights;

  •
  labor disputes;

  •
  technical difficulties or failures;

  •
  pit wall or pond failures, and sluffing events;

  •
  environmental hazards and costs associated with environmental compliance;

  •
  industrial accidents;

  •
  reduction in the amount of water available for processing;

  •
  changes in the price and availability of natural gas, propane, diesel fuel or electricity that we use as fuel sources for our sand-based proppants processing plants, coated proppant manufacturing and related equipment;

  •
  fires, explosions, chemical mishandling or other accidents;

  •
  facility shutdowns in response to environmental regulatory actions; and

  •
  on-site or off-site derailment of railcars or other disruption to rail service.

        Any of these risks could result in damage to, or destruction of, our mining properties or processing facilities, personal injury, loss of life, environmental damage, delays in mining or processing, losses or possible legal liability. Any prolonged downtime or shutdowns at our mining properties or processing facilities could have a material adverse effect on our business, financial condition and results of operations. Further, our policies and procedures to identify, monitor and manage risks may not be fully effective.

We may not be able to complete construction at our new in-basin facilities on the timeline or budget currently expected and we may not realize the expected benefits of these new facilities.

        In order to expand our business, we intend to construct new facilities, including at our new in-basin facilities. The construction of new facilities involves numerous regulatory, environmental, political and legal uncertainties beyond our control and requires the expenditure of significant amounts of capital. When we undertake these projects, they may not be completed on schedule, or at all, or at the anticipated cost. A variety of factors outside our control, such as weather, difficulties in obtaining permits or other regulatory approvals, obtaining or renewing rights-of-way, as well as performance by third party contractors, may result in increased costs or delays in construction. Moreover, our revenues are unlikely to increase immediately upon the expenditure of funds on a particular project. We may not realize the expected benefits of new facilities if their capacity is not contracted or utilized as expected.

        In addition, the construction of our new in-basin facilities is dependent on us obtaining the Project Financing. Although we have entered into the Atascosa and Monahans senior term loan to partially finance the Atascosa and Monahans facilities, further borrowings under this credit facility are subject to the satisfaction of certain goals and conditions, including (i) obtaining at least $34.5 million in borrowings under either the Atascosa and Monahans bridge term loan or the Atascosa and Monahans subordinated term loan described below, (ii) the construction of the new in-basin facilities on a specified schedule and within a specified budget and (iii) delivery to the collateral agent of required mortgages on the properties in which the new in-basin facilities are located. There can be no assurance that we will be able to meet the funding conditions of this credit facility or obtain the remaining loans under the Project Financing, including the Atascosa and Monahans bridge term loan, Atascosa and Monahans subordinated term loan or the Kermit senior term loan. In particular, obtaining the remaining Project Financing loans will require (i) the continued negotiation and execution and delivery of the Project Financing agreements and all related documents and legal opinions; (ii) delivery of officer's certificates, financial information and organizational documents; (iii) satisfaction of conditions related to perfection of liens; (iv) obtaining all required consents and (v) payment of all fees and other amounts due to the lenders under such Project Financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New In-Basin Facilities Project Financing" for more information.

        Any failure to make new facilities operational or to obtain the necessary Project Financing could have a material adverse effect on our business, results of operations or financial condition.

A large portion of our sales is generated by a limited number of customers, and the loss of, or a significant reduction in purchases by, our largest customers could adversely affect our results of operations.

        For the three months ended March 31, 2017, our top three customers collectively represented 46% of our total sales. For the year ended December 31, 2016, our top two customers collectively represented 34% of our total sales. These customers may not continue to purchase the same levels of our sand-based proppants in the future due to a variety of reasons. Over the course of our customer relationships, we have sold sand-based proppants to these customers on a spot basis and pursuant to supply agreements. Generally, our supply agreements contain customary termination provisions for matters such as bankruptcy-related events and uncured breaches of the applicable agreement. Our customers may refuse, and have on occasion refused, payment or performance under our supply agreements without terminating the agreements. If any of our major customers, or a number of our smaller customers, suddenly and substantially reduces or altogether ceases purchasing our sand-based proppants and we are not able to generate replacement sales of our sand-based proppants into the market, we could suffer a short-term adverse effect on our results of operations.

Increasing transportation costs or a lack of dependability or availability of transportation services or infrastructure could have a material adverse effect on our financial condition and results of operations.

        Transportation and related logistics costs tend to be a significant component of the total delivered cost of sales of our sand-based proppants. As a result, the cost of transportation is a critical factor in a customer's purchasing decision. The high relative cost of transportation could favor suppliers located in close proximity to the customer. Under the terms of our supply agreements, our sand-based proppants are generally sold F.O.B. our plant, terminal or load-out facility, with title and risk of loss transferring to the customer when we load the sand-based proppants onto a railcar or truck for delivery to the customer. However, we frequently manage the distribution logistics for our customers and pass the transportation and related logistics costs to our customers. To the extent we are unable to pass such costs to our customers, a significant increase in such costs may adversely affect our financial condition and results of operations.

        We rely heavily on the railway system to transport certain of our sand-based proppants. Labor disputes, derailments, track or signal failure, adverse weather conditions or other environmental events, tight railcar leasing markets, increased railcar congestions and other changes to rail freight systems and other unforeseeable events could interrupt or limit available transportation services or result in a significant increase in transportation rates, including freight charges, fuel surcharges, transloading fees, terminal switch fees and demurrage costs. Further, declining volumes could result in additional railcar over-capacity, which would lead to railcar storage fees while, at the same time, we would continue to incur lease costs for those rail cars in storage. We also depend on trucking companies to transport some of our sand-based proppants to our customers and transloading facilities. In recent years, certain states and counties have increased enforcement of weight limits on trucks used to transport raw materials on their public roads. It is possible that the states, counties and cities in which we operate may modify their laws to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and enforcement efforts could result in delays in transporting our sand-based proppants to our customers and increased costs to transport our sand-based proppants to our customers, which may increase our transportation costs or reduce the amount of our sand-based proppants transported to our customers.

        Increased costs resulting from these types of events that we are not able to pass on to our customers could adversely affect our financial condition and results of operations. Furthermore, disruption of transportation services could, in certain circumstances, constitute a force majeure event under our supply agreements, permitting our customers to suspend taking delivery of and paying for our sand-based proppants.

        A significant portion of our distribution logistics infrastructure is located in or near oil and natural gas producing areas. A shift in demand away from areas where we have significant distribution infrastructure or relocation of our customers' businesses to areas farther from our processing facilities or distribution infrastructure could have a material adverse effect on our financial condition and results of operations.

        In addition, the rail carriers we use extend credit to us in the ordinary course of business for their services. If for any reason our rail carriers were to change the economic terms of such credit, or refuse to provide such credit, it could have a material adverse effect on our results of operations and cash flows.

We rely on arrangements with third party terminal operators.

        Under the terms of our supply agreements, our sand is generally sold F.O.B. our plant, terminal or load-out facility, with title and risk of loss transferring to the customer when we load the sand onto a railcar or truck for delivery to the customer. However, we frequently manage the distribution logistics for our customers and pass the transportation and related logistics costs to our customers. As part of our distribution logistics infrastructure, we rely on terminals owned and operated by third parties to make our products available to our customers in the various oil and natural gas well drilling basins throughout U.S. and Canada. If trucks, rail lines or other distribution logistics were not available or became more costly, it would have an adverse impact on our results of operations.

We may be unable to grow successfully through future acquisitions, which may adversely impact our future growth.

        Our strategy to grow our business is in part dependent on our ability to make acquisitions. However, we may be unable to make acquisitions if we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or if we are outbid by competitors. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making acquisitions or causing us to refrain from making acquisitions. Even if we are successful in consummating future acquisitions, any acquisition involves potential risks, some of which are beyond our control, including, among other things:

  •
  inaccurate assumptions about reserves and future production, sales, capital expenditures and operating expenses and costs and inaccurate data obtained from production reports and engineering studies, geophysical and geological analyses and other information used when deciding to acquire a property;

  •
  the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

  •
  the assumption of unknown liabilities;

  •
  limitations on rights to indemnity from the seller;

  •
  mistaken assumptions about the overall costs of equity or debt;

  •
  lack of anticipated benefits, such as operational synergies;

  •
  the diversion of management's attention from other business concerns;

  •
  unforeseen difficulties operating in new product areas or new geographic areas; and

  •
  customer losses at the acquired businesses.

        Our inability to make successful acquisitions may adversely impact our future growth.

Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

        John T. Boyd Company, independent mining engineers and geologists, audited our Company estimates of our reserves based on engineering, economic and geological data assembled and analyzed by our engineers and geologists. However, frac sand reserve estimates are by nature imprecise and depend to some extent on statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and in estimating costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable frac sand reserves, whether owned by us or leased by us pursuant to a mineral lease, necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

  •
  geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

  •
  assumptions concerning future prices of frac sand, operating costs, mining technology improvements, development costs and reclamation costs;

  •
  assumptions concerning future effects of regulation, including the issuance of required permits and related compliance costs; and

  •
  the assessment of taxes by governmental agencies.

        Any inaccuracy in estimates related to our frac sand reserves could result in lower than expected sales and higher than expected costs. For example, John T. Boyd Company's audit of our estimates of proven and probable reserves assumes that our revenue and cost structure will remain relatively constant over the life of our reserves. If these assumptions prove to be inaccurate, some or all of our reserves may not be economically mineable, which could have a material adverse effect on our results of operations. In addition, we pay royalties per ton of sand removed from the premises regardless of the quality of the frac sand, and our current supply agreements require us to deliver sand-based proppants that meet certain specifications. If estimates of the quality of our reserves, including the volumes of the various specifications of those reserves, prove to be inaccurate, we may incur significantly higher excavation costs without corresponding increases in revenues, we may not be able to meet our contractual obligations or our facilities may have a shorter than expected reserve life, which could have a material adverse effect on our results of operations.

Our operations are dependent on our rights and ability to mine our properties and on our having renewed or received the required permits and approvals from governmental authorities and other third parties.

        We hold numerous governmental permits and approvals authorizing operations at each of our facilities. A decision by a governmental agency or other third party to change regulations relating to permitting or deny or delay issuing a new or renewed permit or approval or to revoke or substantially modify an existing permit or approval could have a material adverse effect on our ability to continue operations at the affected facility. Furthermore, state and local governments could impose a moratorium on mining operations in certain areas. Expansion of our existing operations is also predicated on securing the necessary governmental permits or approvals, or on the ability of our lessors to secure government approvals, which we may not receive in a timely manner or at all. We have not applied for governmental permits to conduct mining activities with respect to a portion of our proven reserves at our Blair facility and cannot conduct mining activities until we obtain such permits. We will be required to obtain and maintain permits from governmental agencies in the future in order to conduct mining activities on the portions of our properties that are not covered by active permits.

        Title to, and the area of, our properties may also be disputed. A successful claim that we lack appropriate mineral rights on one or more of our properties could cause us to lose any rights to explore, develop and mine our properties. Any decrease or disruption in our mineral rights may adversely affect our operations. In some instances, we have received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend the access or easement, and any such action could have a material adverse effect on our business and results of operations.

We rely on leasehold interests and access rights for our mining operations.

        A portion of our reserves is leased from third party landowners, and our mining operations are dependent on these leasehold interests as well as access rights, which include, but are not limited to, outbound transload leases, track space leases, track storage leases, road leases, plant leases and equipment leases. Mining operations for our leased reserves are dependent upon these leasehold interests, the shortest of which will expire in the next four years. To the extent we are unable to renegotiate for extensions of these leasehold interests and access rights, or obtain replacement leasehold interests and access rights, our business, financial condition and results of operations could be materially adversely affected.

Our long-term supply agreements may preclude us from taking advantage of increasing prices for sand-based proppants or mitigating the effect of increased operational costs during the term of those agreements.

        Our long-term supply agreements may negatively impact our results of operations by precluding us from taking advantage of increasing prices for sand-based proppants or mitigating the effect of increased operational costs during the terms of our supply agreements. Our long-term supply agreements are generally for sales at fixed prices subject to certain price escalators. In periods with increasing prices for sand-based proppants, our contract prices may be lower than prevailing industry spot prices. Additionally, if our operational costs increase during the terms of our long-term supply agreements, we will not be able to pass those increased costs to our customers to the extent they exceed the price escalators and fuel surcharges provided by the terms of the particular agreement. If we are unable to otherwise mitigate these increased operational costs, our results of operations may be materially adversely affected.

Our supply agreements contain provisions requiring us to deliver minimum amounts of sand-based proppants. If we are unable to meet our minimum requirements under these contracts, we may be required to pay penalties or the contract counterparty may be able to terminate the agreement.

        We commit to deliver products to our customers prior to production, and we are obligated to deliver a minimum volume of sand-based proppants per year under our supply agreements over their respective terms. Depending on the contract, our inability to deliver the requisite volume of sand-based proppants may permit our customers to terminate the agreement or require us to pay our customers a fee, the amount of which is generally calculated by multiplying the difference between the amount of volume contracted for and the amount delivered by a per-ton penalty specified in the contract. In such events, our results of operations may be materially adversely affected.

Failure to maintain effective quality control systems at our mining and processing facilities could have a material adverse effect on our business, financial condition and results of operations.

        The performance and quality of our products are critical to the success of our business. For instance, our sand-based proppants must meet stringent ISO and American Petroleum Institute ("API") technical specifications, such as sieve distribution, crush resistance, shape and uniformity, purity and turbidity, as well as customer specifications, in order to be suitable for hydraulic fracturing purposes. If our sand-based proppants fail to meet such specifications or our customers' expectations, we could be subject to significant contractual damages or contract terminations and face serious harm to our reputation, and our sales could be negatively affected. The performance and quality of our products depend significantly on the effectiveness of our quality control systems, which, in turn, depends on a number of factors, including the design of our quality control systems, our quality-training program and our ability to ensure that our employees adhere to our quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, financial condition and results of operations.

We may be required to make substantial capital expenditures to maintain, develop and increase our asset base. The inability to obtain needed capital or financing on satisfactory terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

        We may be required to make substantial capital expenditures to maintain, develop and increase our asset base, and we may depend on the availability of credit to fund such future capital expenditures. For example, in connection with the Project Financing, we need to incur new debt that consists of $34.5 million under the Atascosa and Monahans bridge term loan that we intend to enter into prior to the consummation of this offering, $76.0 million under the Atascosa and Monahans subordinated loan that we entered into and expect to obtain proceeds under after the consummation of this offering (a portion of which will be used to partially repay the Atascosa and Monahans bridge term loan) and $82.0 million under the Kermit senior term loan that we intend to enter into after the consummation of this offering. In addition, in order to access the remaining borrowing availability under the Atascosa and Monahans senior term loan, we must meet certain goals and conditions, including (i) obtaining at least $34.5 million in borrowings under the Atascosa and Monahans bridge term loan or the Atascosa and Monahans subordinated term loan, (ii) the construction of the new in-basin facilities on a specified schedule and within a specified budget and (iii) delivery to the collateral agent of required mortgages on the properties in which the new in-basin facilities are located.

        Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, the covenants contained in our debt agreements, adverse market conditions or other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary to maintain, develop and increase our asset base could materially adversely impact our business, financial condition and results of operations.

        Even if we are able to obtain financing or access the capital markets, incurring additional debt may significantly increase our interest expense and financial leverage, and our level of indebtedness could restrict our ability to fund future development and acquisition activities.

Restrictions in our credit facilities and other debt agreements may limit our operational flexibility and our ability to capitalize on business opportunities, including potential acquisitions.

        The operating and financial restrictions and covenants in the Credit Facilities and any other future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we expect the Credit Facilities will restrict or limit our ability to:

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  grant liens;

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  incur additional indebtedness;

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  engage in a merger, consolidation or dissolution;

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  enter into transactions with affiliates;

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  sell or otherwise dispose of assets, businesses and operations;

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  materially alter the character of our business as conducted at the closing of this offering; and

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  make acquisitions, investments and capital expenditures.

        Furthermore, we expect the Credit Facilities will contain certain operating and financial covenants. Our ability to comply with such covenants and restrictions contained in the Credit Facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in the Credit Facilities, a significant portion of our indebtedness may become immediately due and payable, and any lenders' commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of the Credit Facilities or any new indebtedness could have similar or greater restrictions. Please read "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities" for additional information on the Credit Facilities.

We face significant competition that may cause us to lose market share and, as a result, adversely affect our business and results of operations. In addition, increased competition or an increase in the supply of sand-based proppants having similar or better characteristics as the sand-based proppants we produce could make it more difficult for us to renew or replace our existing supply agreements on favorable terms, or at all.

        The proppants industry is highly competitive, and we compete with other suppliers of sand-based proppants and ceramic proppants for use in the hydraulic fracturing of oil and natural gas wells, as well as with other techniques that use no proppants at all. The sand-based proppants market is characterized by a small number of large, national producers and a larger number of small, regional or local producers. Competition is based on price, consistency and quality of product, site location, distribution capability, customer service, reliability of supply, breadth of product offering and technical support.

        Some of our competitors have greater financial and other resources than we do. In addition, our larger competitors may develop technology superior to ours or may have processing facilities that offer lower-cost transportation to certain customer locations than we do. In recent years, there has been an increase in the number of regional producers servicing the sand-based proppants market due to an increased demand for hydraulic fracturing services and the growing number of unconventional resource formations being developed in the U.S. Should the demand for hydraulic fracturing services decrease or the supply of sand-based proppants available in the market increase, prices in the sand-based proppants market could materially decrease. Furthermore, E&P companies and other providers of hydraulic fracturing services have acquired and in the future may acquire their own frac sand reserves to fulfill their proppant requirements, and these other market participants may expand their existing sand-based proppants processing capacity, all of which would negatively impact demand for our product.

        In addition, if competition in our industry increases or if significant new reserves of raw frac sand are discovered and developed, and those frac sands have characteristics that are similar to or better than the sand-based proppants we produce, we may be unable to renew or replace our existing supply agreements on favorable terms, or at all. For example, if high-quality sand-based proppants become more readily available, our customers may not be willing to enter into long-term supply agreements, may demand lower prices or may demand both. These developments could have a material adverse effect on our results of operations.

Our cash flows fluctuate on a seasonal basis, and severe weather conditions could have a material adverse effect on our business, financial condition and results of operations.

        Winter weather conditions impact our operations by causing us to halt our mining and wet plant-related production activities during the winter months. Because raw sand cannot be wet-processed during extremely cold temperatures, sand-based proppants are typically washed only seven to eight months out of the year at our Blair, Wisconsin wet plant and eight to nine months out of the year at our Genoa, Nebraska wet plant. During non-winter months, we excavate and wash excess sand to build a stockpile that will feed our dry processing plants, which continue to operate during the winter months. As a result, our mining costs and cash flows fluctuate on a seasonal basis, and the seasonal build-up of inventory causes our average inventory balance to fluctuate from a few weeks in early spring to more than 100 days in early winter. Severe weather conditions may impact our ability to process sand at our processing plants, impact our operations by resulting in weather-related damage to our facilities and equipment and impact our ability to transport our product to our customers and our customers' ability to take delivery of our product. In addition, unexpected winter conditions (such as winter arriving earlier than expected or lasting longer than expected), and cold temperatures generally, may result in us not having a sufficient sand stockpile to supply feedstock for our dry processing plants during winter months or in interruptions to the supply of our primary fuel sources, including natural gas and propane, which could result in us being unable to meet our contracted sand-based proppant deliveries during such time and lead to a material adverse effect on our business, results of operations and financial condition.

        We may also sell sand-based proppants for use in oil and natural gas producing basins where severe weather conditions may curtail the drilling activities and other operations of our customers. As a result, our sales volumes to customers in those areas may be adversely affected. For example, we could experience a decline in volumes sold for the second quarter relative to other quarters each year because sand-based proppants sales volumes to customers in western Canada and certain other regions, such as North Dakota, are generally lower during the months of March through May, and sometimes through June, due to limited drilling activity as a result of the region's annual break-up or ground thaw and road bans. Unexpected weather conditions (including if winter comes earlier than expected or lasts longer than expected) could also drive sand-based proppants sales volume down by affecting drilling activity among our customers or impairing rail shipment and transportation services, each of which could lead to a material adverse effect on our financial condition and results of operations. Any weather-related interference with our operations could force us to delay or curtail services and potentially breach our contractual obligations to deliver minimum volumes or result in a loss of productivity and an increase in our operating costs.

We have experienced defaults under our debt agreements in the past.

        We have experienced defaults under past debt agreements. In August 2013, we were in default under our credit agreement and the related notes issued under the credit agreement. As a result, our predecessor entered into a forbearance agreement with its lenders. Following entry into a restructuring support agreement in July 2014, to provide additional liquidity, this outstanding indebtedness was refinanced with the First Lien Term Loan, the Second Lien Notes and the ABL Facility. In addition, in September 2016, affiliates and managed accounts of KKR funded a $75 million incremental first lien loan as part of our secured term loan agreement. It is expected that a portion of this debt will be repaid, as described in "Use of Proceeds," or refinanced, and the remainder will be converted into equity in connection with this offering.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

        We depend to a large extent on the services of our management team and other key personnel. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract additional personnel, as needed, could have a material adverse effect on our business, results of operations and ability to compete effectively in the marketplace. There can be no assurance that we will not lose experienced, skilled and technically qualified personnel due to increased competition or other factors in the future. If we are unable to successfully hire, train and retain these important personnel, we may not be able to grow or even continue our level of service to our current customers, which could have a material adverse effect on our results of operations. We do not maintain key man insurance on any of our personnel.

A shortage of skilled labor together with rising labor costs in our industry may further increase operating costs, which could adversely affect our business and results of operations.

        Efficient mining using modern techniques and equipment requires skilled laborers, preferably with several years of experience and proficiency in multiple mining tasks, including processing of mined minerals and maintaining our facilities. Due to current market conditions and high demand for skilled labor, certain regions in which we operate or plan to operate are experiencing a record level of labor costs, and we expect the cost of labor to increase in the future. If there is a shortage of experienced and skilled labor, or if we are unable to train the necessary number of skilled laborers, there could be an adverse impact on our business and results of operations.

Our profitability could be negatively affected if our employees were to become represented by labor unions.

        As of March 31, 2017, none of our employees were represented by labor unions. If our employees were to become represented by labor unions and we were unable to negotiate acceptable collective bargaining agreements with such labor unions, we could experience, among other things, strikes, work stoppages or other slowdowns by our workers and increased operating costs as a result of higher wages, health care costs or benefits paid to our employees. An inability to maintain good relations with our workforce could cause a material adverse effect on our business, financial condition and results of operations.

Diminished access to water may adversely affect our operations or the operations of our customers.

        While our facilities reuse storm water and much of our processed water is recycled and recirculated, the mining and processing activities in which we engage at our wet plant facilities require significant amounts of water. Some of our facilities are located in areas that are water-constrained due to the typical conditions of their locations, and especially during drought conditions. We have obtained water rights and have installed wells on our properties that we currently use to service the activities on our properties, and we plan to obtain all required water rights to service other properties we may develop or acquire in the future. However, the amount of water that these particular wells yield and that we are entitled to use pursuant to our water rights, in addition to the requirements for disposing of water in connection with such water rights, must be determined by the appropriate regulatory authorities in the jurisdictions in which we operate. Such regulatory authorities may amend the regulations regarding such water rights and disposal requirements, increase the cost of maintaining such water rights and disposal requirements or eliminate our current water rights, and we may be unable to retain all or a portion of such water rights. Such changes in laws, regulations or government policy and related interpretations pertaining to water rights and disposal requirements may alter the environment in which we do business, which may adversely affect our financial condition and results of operations. Title to, and the area of, water rights may also be disputed. A successful claim that we lack appropriate water rights on one or more of our properties could cause us to lose any rights to explore, develop and operate mines on that property.

        Similarly, our customers' performance of hydraulic fracturing activities requires the use and disposal of large amounts of water. The ability of our customers to obtain the necessary amounts of water sufficient to perform hydraulic fracturing activities, and the corresponding disposal rights, may depend on their ability to acquire water by means of contract, permitting, or spot purchase. The ability of our customers to obtain and maintain sufficient levels of water for these fracturing activities are similarly subject to regulatory authority approvals, changes in applicable laws or regulations, potentially differing interpretations of contract terms, increases in costs to provide such water and even changes in weather that could make such water resources more scarce.

        Any decrease or disruption in our or our customers' water rights, available water supply or disposal rights as a result of any of the above factors may adversely affect our business, financial condition and results of operations.

Our production process consumes large amounts of natural gas, propane, diesel fuel and electricity. An increase in the price or a significant interruption in the supply of these or any other energy sources could have a material adverse effect on our results of operations.

        Energy costs, primarily natural gas, propane, diesel and electricity, represented approximately 6% and 3% of total cost of goods sold during the three months ended March 31, 2017 and 2016, respectively and 5% and 4% of total cost of goods sold during the years ended December 31, 2016 and 2015, respectively. Natural gas is the primary fuel source used for drying in the sand-based proppants production process, and we use natural gas at our dry plants in Genoa, Nebraska and Blair, Wisconsin. We use propane at our dry plant in Sanders, Arizona and will likely use propane at our new in-basin facilities, until we switch to natural gas at a later date. As a result, our profitability is impacted by the price and availability of the natural gas and propane that we purchase from third parties.

        Diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Our operations and delivery of our products are dependent on earthmoving equipment, rail freight and tractor-trailers, and diesel fuel costs are a significant component of the operating expense of these vehicles and modes of transportation.

        We have not contracted for the provision of natural gas, propane, diesel or electricity on a fixed-price basis and therefore, our costs and profitability will be impacted by price fluctuations. The prices and supply of natural gas, propane, diesel and electricity are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and natural gas producers, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for energy, which may be passed on to us in whole or in part. The prices of natural gas, propane, diesel and electricity have been volatile over recent years, and this volatility may continue.

        A significant increase in the price of energy that is not recovered through an increase in the price of our product or an extended interruption in the supply of natural gas, propane, diesel or electricity to our processing facilities could have a material adverse effect on our results of operations.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial condition and results of operations.

        We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated in a single industry, the E&P industry. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. In addition, we are also subject to risk of loss resulting from nonpayment or nonperformance if we are unable to enforce the terms of our contracts because our customers have entered into bankruptcy or similar circumstances. If we fail to adequately assess the creditworthiness of existing or future customers or any unanticipated deterioration in their creditworthiness, or if our customers do not perform or adhere to our existing or future contractual arrangements, any resulting increase in nonpayment or nonperformance by them, our inability to re-market or otherwise use the production or in our inability to enforce the terms of the contract or seek other remedies could have a material adverse effect on our financial condition and results of operations.

        Certain of our customers have failed, on occasion, to purchase the minimum contracted volume under a take-or-pay supply agreement or to make obligated payments under a supply agreement. For example, in 2015, one of our contract customers failed to purchase the minimum volume commitment. If and when we pursue legal remedies in the event a customer fails to purchase the minimum contracted volume under a take-or-pay supply agreement, we may receive significantly less in a judgment or settlement of any claimed breach than we would have received had the customer fully performed under the contract. In the event of a customer's breach, we may choose to renegotiate the disputed contract (including with respect to price and volumes) to preserve the relationship with that customer. Customers may also refuse to renegotiate or pay a fee and we may not choose to pursue any remedy given the highly competitive nature of our business. Accordingly, any material nonpayment or nonperformance by our customers could have a material adverse effect on our financial condition and results of operations.

Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

        Concerns over global economic conditions, geopolitical issues, interest rates, inflation, the availability and cost of credit and the U.S. and foreign financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the U.S. or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Our operations are subject to operational risks and unforeseen interruptions for which we may not be adequately insured.

        Our operations are subject to operational risks and unforeseen interruptions that could cause us to incur substantial losses because of prolonged downtime, personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage resulting in curtailment or suspension of our operations. We are not insured against all such risks incident to our business. Furthermore, we may not be able to renew our existing insurance policies or obtain insurance of the type and amount that we have obtained in the past or that we desire on commercially reasonable terms, if at all. Insurers may also exclude certain operational risks from our insurance coverage. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our insurance coverage may not be adequate to cover us against losses we incur, and coverage under these policies may be depleted or may not be available to us to the extent that we otherwise exhaust its coverage limits. The losses and liabilities from uninsured or under-insured events as well as from delays or failure in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations.

Our business may be adversely affected by decreased demand for sand-based proppants due to a shift in demand away from the characteristics of our sand-based proppants or the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

        Sand-based proppants are used in the completion and re-completion of oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing. Sand-based proppants are the most commonly used proppant and are less expensive than other proppants, such as resin-coated sand and ceramic proppant. A significant shift in demand away from the characteristics of our sand-based proppants, such as their coarseness, could have an adverse impact on our cost of operations, reserve yield and plant yield. In addition, a significant shift in demand from sand-based proppants to other proppants or the development of alternative proppants or new processes to replace hydraulic fracturing altogether could cause a decline in the demand for the sand-based proppants we produce, both of which could result in a material adverse effect on our financial condition and results of operations.

Our E&P customers' operations are subject to operating risks that are often beyond our control and could have a materially adverse effect on our business, financial condition and results of operations.

        In addition to the sand-based proppants that we supply, the operations of our E&P customers rely on several other products and services in order to perform hydraulic fracturing activities, such as skilled laborers and equipment required for pumping proppants, water and fluids into oil and natural gas wells. Any failure by our E&P customers to obtain these other products and services could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to interruptions or failures in our information technology systems, including as a result of cyber-attacks.

        We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to damage or outages due to fire, floods, power loss, telecommunications failures, software viruses or other malware, cyber-attacks and similar events. To the extent that these systems are under our control, we have implemented measures such as virus protection software and emergency recovery processes to address these risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these systems at critical points in time may cause disruptions in our operations and subject us to additional costs and liabilities.

A terrorist attack or armed conflict could harm our business.

        Terrorist activities, anti-terrorist efforts and other armed conflicts involving the U.S. could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, processing facilities or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our sand-based proppants. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to execute certain business strategies.

Interpretations of, withdrawal from, or material modifications to NAFTA could have a material adverse effect on our financial condition and results of operations.

        We supply sand-based proppants into Canada, which accounts for approximately 23.1% and 17.1% of our net sales for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. Such sales are subject to the North American Free Trade Agreement ("NAFTA") and any interpretation or reinterpretation of our past practices of international shipping, manufacturing and processing (or other activities involving customs) of our sand-based proppants could have a materially adverse effect on our financial condition and results of operations. In addition, certain members of the U.S. government have suggested renegotiation of NAFTA and the implementation of tariffs, border taxes or other measures that could impact the costs of trade between the U.S. and Canada. Any such proposal or measure could negatively impact the cost of doing business with customers in Canada and negatively impact our operations, including, but not limited to, operations at our Blair, Wisconsin and Genoa, Nebraska facilities, and could have a material adverse effect on our financial condition and results of operations.

Risks Related to Environmental, Mining and Other Regulations

Federal, state, tribal and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which may cause a decline in the demand for our sand-based proppants and have a material adverse effect on our business, financial condition and results of operations.

        We supply sand-based proppants to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is a widely used industry production technique that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The process involves the injection of water, proppants and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Numerous governmental authorities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary.

        Hydraulic fracturing generally has been exempt from federal regulation under the Safe Drinking Water Act (the "SDWA") Underground Injection Control Program (the "UIC Program"), and the hydraulic fracturing process has been typically regulated by state or local governmental authorities. The U.S. Environmental Protection Agency (the "EPA"), however, has taken the position that certain aspects of hydraulic fracturing with fluids containing diesel fuel may be subject to regulation under the UIC Program, specifically as "Class II" UIC wells, and in February 2014, issued guidance requiring, among other things, a UIC "Class II" permit for injection of diesel fuels in hydraulic fracturing for oil or gas extraction. The EPA has also issued final rules regulating air emissions from hydraulic fracturing operations, and in June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category. On April 18, 2017, the EPA announced that it would reconsider certain elements of its June 2016 rule establishing methane emissions standards for the oil and gas industry and stay the rule's June 3, 2017 compliance deadline. On May 31, 2017, the EPA issued a 90-day stay of certain rules addressing methane leaks at drilling sites and establishing equipment and employee certification standards. In May 2014, the EPA also issued an advanced notice of proposed rulemaking under the Toxic Substances Control Act to require disclosure of information regarding chemicals used in hydraulic fracturing and in 2016, finalized rules prohibiting discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants.

        The EPA also completed a study of the potential environmental impacts of hydraulic fracturing activities on drinking water. The EPA released its final report in December 2016, concluding that activities relating to water consumption, use and disposal associated with hydraulic fracturing may impact drinking water resources under certain circumstances. Other agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, are evaluating various other aspects of hydraulic fracturing. Results and findings of these or future studies could potentially spur initiatives to further regulate hydraulic fracturing, spur state and local authorities to regulate hydraulic fracturing, and increase public scrutiny of, and opposition to, hydraulic fracturing.

        Legislation has been introduced, but not enacted, in the U.S. Congress to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. If this or similar legislation were to become law, the legislation could establish a new level of federal regulation that may lead to additional permitting requirements or other operating restrictions, making it more difficult to complete natural gas and oil wells in shale formations. This could increase our customers' costs of compliance and doing business or otherwise adversely affect the hydraulic fracturing services they perform, which may negatively impact demand for our sand-based proppants products.

        Furthermore, various state and local and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, New York and Vermont banned hydraulic fracturing in 2015 and 2012, respectively. A number of local municipalities across the U.S., including New York, Texas, Colorado and Pennsylvania, have instituted measures resulting in temporary or permanent bans on, or otherwise limiting or delaying, hydraulic fracturing in their jurisdictions. Such moratoriums and bans could make it more difficult to conduct hydraulic fracturing operations and increase the cost of doing business for our customers, which could negatively impact demand for our sand-based proppant products.

        In addition, the U.S. Bureau of Land Management ("BLM") finalized rules in March 2015 that imposed new, more stringent standards for performing hydraulic fracturing and require disclosure of chemicals used in the hydraulic fracturing process on federal and tribal lands. The U.S. District Court for Wyoming struck down the final rule in June 2016, finding that the BLM lacked authority to promulgate the rule. The BLM appealed this decision to the U.S. Circuit Court of Appeals for the Tenth Circuit in 2016. However, in March 2017, the BLM filed a request with the Tenth Circuit to put the appeal on hold as BLM launches a new rulemaking process to rescind the 2015 rule. A number of states have also enacted legislation or issued regulations which impose various disclosure requirements on hydraulic fracturing well owners and operators. The availability of information regarding the constituents of hydraulic fracturing fluids could make it easier for third parties opposing the hydraulic fracturing process to initiate individual or class action legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater and drinking water supplies or otherwise cause harm to human health or the environment. Moreover, disclosure to third parties or to the public, even if inadvertent, of our customers' proprietary chemical formulas could diminish the value of those formulas and result in competitive harm to our customers, which could indirectly impact our business, financial condition and results of operations.

        State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. In March 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations.

        Although we do not conduct hydraulic fracturing, the adoption of new laws or regulations at the federal, state, local or foreign levels imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing relies, such as water disposal, could make it more difficult to complete oil and natural gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our sand-based proppants. In addition, heightened political, regulatory and public scrutiny of hydraulic fracturing practices, including nuisance lawsuits, could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly or result in substantial legal liability or significant reputational harm. Any such developments could have a material adverse effect on our business, financial condition and results of operations, whether directly or indirectly. For example, we could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate in the geographic areas we serve.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

        We are subject to laws and regulations relating to human exposure to crystalline silica. Several federal and state regulatory authorities, including the U.S. Mining Safety and Health Administration ("MSHA") may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. We may not be able to comply with any new or amended laws and regulations that are adopted, and any new or amended laws and regulations could have a material adverse effect on our operating results by requiring us to modify or cease our operations.

        In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the silica industry. In response to these potential concerns, the OSHA has promulgated a new rule seeking to lower worker exposure to crystalline silica. The OSHA's new rule could cause our customers to incur increased costs related to worker health and safety, which may be passed on to us in whole or in part. The silica exposure rule is scheduled to become effective for the construction industry in June 2017 and for general industry in 2018. However, the silica exposure rule is currently subject to litigation. At this time, the impact of this litigation and the costs associated with implementation of the rule cannot be determined. In addition, concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of silica, may have the effect of discouraging our customers' use of our silica products and discouraging our insurers from providing coverage over such risk. The actual or perceived health risks of mining, processing and handling silica could materially and adversely affect silica producers, including us, through reduced use of silica products, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the silica industry.

We and our customers are subject to extensive environmental and health and safety regulations that impose, and will continue to impose, significant costs and liabilities on our business. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

        We are subject to a variety of federal, tribal, state and local environmental regulatory requirements affecting the mining and mineral processing industry, including, among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, greenhouse gas emissions, water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials and natural resources. Some environmental laws impose substantial penalties for noncompliance, and others, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), impose strict, retroactive and joint and several liability for the remediation of releases of hazardous substances. Liability under CERCLA, or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store or dispose of hazardous materials or otherwise conduct our operations in compliance with environmental laws could expose us to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property or natural resources and other damages, as well as potentially impair our ability to conduct our operations. These laws, regulations and permits have had, and will continue to have, a significant effect on our operations.

        The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify our operations or equipment, shut down some or all of our facilities, or incur other significant expenses in connection with our business. Additionally, our customers may not be able to comply with any new laws and regulations, which could cause our customers to curtail or cease operations. We cannot at this time reasonably estimate our costs of compliance or the timing of any costs associated with any new laws and regulations, or any material adverse effect that any new standards will have on our customers and, consequently, on our operations.

Mine closures and temporary suspensions of activities entail substantial costs, and if we close one or more of our mines sooner than anticipated, our results of operations may be adversely affected.

        We base our assumptions regarding the life of our mines on detailed studies that we perform from time to time, but our studies and assumptions do not always prove to be accurate. If we close any of our mines sooner than expected or temporarily suspend activities at such mines, sales will decline unless we are able to increase production at our other mines, which may not be possible. The closure of or temporary suspension of activities at an open-pit mine also involves significant fixed closure costs, removal of property, plant and equipment, severance-related obligations, reclamation and other environmental costs and the potential costs of terminating long-term obligations, including energy contracts and equipment leases. We accrue for the costs of reclaiming open pits, stockpiles, tailings ponds, roads and other mining support areas over the estimated life of our mines. If we were to reduce the estimated life of any of our mines, the fixed mine closure or temporary suspension of activities costs would be applied to a shorter period of production, which would increase production costs per ton produced and could materially and adversely affect our results of operations.

        Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, re-vegetation and post-mining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. If our accruals for expected reclamation and other costs associated with mine closures for which we will be responsible were later determined to be insufficient, we could suffer a material adverse effect on our financial condition and results of operations.

We are subject to the Federal Mine Safety and Health Act of 1977, which imposes stringent health and safety standards on numerous aspects of our operations.

        Our operations are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, which imposes stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, the training of certain contractors performing work on site, operating procedures, operating equipment and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial condition and results of operation or otherwise impose significant restrictions on our ability to conduct mineral extraction and processing operations or to hire third party contractors to construct and maintain our facilities.

We and our customers are subject to other extensive regulations, including zoning, licensing, plant and wildlife protection, wetlands protection, traffic, noise, air and reclamation regulation that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

        In addition to the regulatory matters described above, we and our customers are subject to extensive governmental regulation on matters such as zoning, permitting and licensing requirements, plant and wildlife protection, wetlands protection, traffic, noise, air, reclamation and restoration activities at mining properties after mining is completed, the discharge of materials and water into the environment, and the effects that mining and hydraulic fracturing have on groundwater quality and availability. Our future success depends, among other things, on the quantity and quality of our raw frac sand deposits, our ability to extract these deposits profitably, and our customers being able to operate their businesses as they currently do.

        In order to obtain permits and renewals of permits in the future, we may be required to prepare and present data to governmental authorities pertaining to the potential adverse impact that any proposed excavation or production activities, individually or in the aggregate, may have on the environment. Certain approval procedures may require preparation of archaeological surveys, endangered species studies, and other studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site. Finally, obtaining or renewing required permits is sometimes delayed or prevented due to community opposition and other factors beyond our control. The denial of a permit essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop or expand a site. Significant opposition to a permit by neighboring property owners, members of the public, or other third parties, or delay in the environmental review and permitting process also could delay or impair our ability to develop or expand a site. New legal requirements, including those related to the protection of the environment, could be adopted that could materially adversely affect our mining operations (including our ability to extract or the pace of extraction of mineral deposits), our cost structure, or our customers' ability to use our sand-based proppants. Such current or future regulations could have a material adverse effect on our business and we may not be able to obtain or renew permits in the future.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition and results of operations.

        We are generally obligated to restore property in accordance with regulatory standards and our approved reclamation plan after it has been mined. Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, re-vegetation and post-mining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. If our accruals for expected reclamation and other costs associated with mine closures for which we will be responsible were later determined to be insufficient, our business, results of operations and financial condition would be adversely affected. The inability to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject us to fines and penalties as well as the revocation of our operating permits. Such inability could result from a variety of factors, including:

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  the decision of applicable regulatory authorities to increase the amount of financial assurance required;

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  the lack of availability, higher expense or unreasonable terms of such financial assurances;

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  the ability of current and future financial assurance counterparties to increase required collateral; and

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  the exercise by financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

        Our inability to acquire, maintain or renew necessary financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our results of operations.

Climate change legislation and regulatory initiatives could result in increased compliance costs for us and our customers.

        In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases ("GHGs"), including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future. A number of states are addressing GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing authority under the Clean Air Act ("CAA"), including regulations that, among other things establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the U.S. on an annual basis. Our customers' operations are subject to such GHG emissions regulations, and we are subject to GHG reporting requirements. At an international level, the U.S. is one of almost 200 nations that agreed to the Paris Agreement, an international climate change agreement in Paris, France that calls for countries to set their own GHG emissions targets, and which entered into force in November 2016. The U.S. is one of over 130 nations having ratified or otherwise consented to be bound by the agreement. However, on June 1, 2017, the U.S. President announced that the U.S. would withdraw from the Paris Agreement. It is not possible at this time to predict the timing and impact of this withdrawal, or how any legal requirements imposed in the U.S. at the state or local level pursuant to the Paris Agreement would impact our customers or our business.

        Any future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur compliance costs or experience delays or restrictions in permitting new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas that is produced by our customers and could reduce the demand for our sand-based proppants.

        Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our E&P customers' operations, and could reduce demand for our sand-based proppants, which could have a significant adverse effect on our operations.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our             % equity interest in Preferred Proppants, and we are accordingly dependent upon distributions from Preferred Proppants to pay dividends, if any, and taxes, make payments under the tax receivable agreements and cover other expenses, including our corporate and other overhead expenses.

        We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our direct and indirect ownership of        % of the outstanding Preferred Proppants Units. See "Organizational Structure." We have no independent means of generating revenue. As the sole managing member of Preferred Proppants, we intend to cause Preferred Proppants to make distributions to its equityholders, including our Principal Equityholders, certain other Preferred Proppants Post-IPO Members and us, in amounts sufficient to cover all applicable taxes payable by us and any payments we are obligated to make under the tax receivable agreements we intend to enter into as part of the reorganization transactions, but we are limited in our ability to cause Preferred Proppants to make these and other distributions to us (including for purposes of paying corporate and other overhead expenses) due to potential restrictions in the Credit Facilities and cash requirements and financial conditions of Preferred Proppants.

        To the extent that we need funds and Preferred Proppants is restricted from making such distributions to us, under applicable law or regulation, as a result of covenants in the Credit Facilities or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

        Under the Third Amended and Restated Limited Liability Company Agreement of Preferred Proppants, we expect Preferred Proppants from time to time to make pro rata distributions in cash to its equityholders, including our Principal Equityholders, certain other Preferred Proppants Post-IPO Members and us, in amounts sufficient to cover taxes on our allocable share of the taxable income of Preferred Proppants and payments we are obligated to make under the tax receivable agreements. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Preferred Proppants' other equityholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate from (a) the exchange of Preferred Proppants Units and corresponding shares of Class B common stock, (b) payments under the tax receivable agreements and (c) future deductions and other tax deductions attributable to the prior acquisition of interests in Preferred Proppants by certain KKR Equityholders, we expect that these cash distributions will be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreements and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our shareholders. No adjustments to the exchange ratio for Preferred Proppants Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one.

We are controlled by our Principal Equityholders, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

        Based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), our Principal Equityholders will control approximately        % of the combined voting power of our common stock (or        % if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering.

        Our Principal Equityholders will have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of minority stockholders. This concentration of voting power with our Principal Equityholders may have a negative impact on the price of our Class A common stock.

        Our Principal Equityholders' interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because our Principal Equityholders hold part of their economic interest in our business through Preferred Proppants, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, our Principal Equityholders may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreements." In addition, pursuant to the Exchange Agreement described under "Certain Relationships and Related Party Transactions—Exchange Agreement," the holders of Preferred Proppants Units and shares of our Class B common stock will not be required to participate in a proposed sale of our Company that is tax-free for our stockholders unless the transaction is also tax-free for such holders of Preferred Proppants Units and shares of our Class B common stock. This requirement could limit structural alternatives available to us in any such proposed transaction and could have the effect of discouraging transactions that might benefit you as a holder of shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Exchange Agreement." In addition, our Principal Equityholders' significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

        We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180-day lock-up period expires, our Principal Equityholders will be able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

        For additional information regarding the share ownership of, and our relationship with, our Principal Equityholders, you should read the information under the headings "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

        Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply against the KKR Equityholders, the Founder Post-IPO Members, which includes Mr. O'Neill, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. To the extent that the KKR Equityholders, the Founder Post-IPO Members, our non-employee directors or any of their respective affiliates invests in other businesses, they may have differing interests than our other stockholders. Mr. O'Neill has business relationships outside of our business, which includes his position at Prime Rock Energy Capital, LLC. See "Certain Relationships and Related Party Transactions."

        As a result, the KKR Equityholders, the Founder Post-IPO Members, any of our non-employee directors or any of their respective affiliates may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of the KKR Equityholders, the Founder Post-IPO Members, any of our non-employee directors or any of their respective affiliates, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

We will be exempt from certain corporate governance requirements since we will be a "controlled company" within the meaning of the NYSE rules, and as a result our stockholders will not have the protections afforded by these corporate governance requirements.

        Our Principal Equityholders will collectively continue to control more than 50% of our combined voting power upon the completion of this offering. As a result, we will be considered a "controlled company" for the purposes of NYSE rules and corporate governance standards, and therefore we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE rules and corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. See "Management—Controlled Company."

We will be required to pay the Preferred Proppants Post-IPO Members and certain KKR Equityholders for certain tax benefits we may claim, and the amounts we may pay could be significant.

        In connection with the reorganization transactions, we will acquire equity interests from an affiliate of KKR in the Mergers. The Mergers will result in our succeeding to certain valuable tax attributes held by such affiliate of KKR. In addition, as described under "Use of Proceeds," if the underwriters exercise their optional right to purchase additional shares in full, we intend to use a portion of the net proceeds from this offering to purchase Preferred Proppants Units and corresponding shares of Class B common stock from certain Preferred Proppants Post-IPO Members, including certain KKR Post-IPO

Members. These acquisitions of interests in Preferred Proppants will result in tax basis adjustments to the assets of Preferred Proppants that will be allocated to us and our subsidiaries. In addition, future exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

        We intend to enter into two tax receivable agreements with the Preferred Proppants Post-IPO Members and certain KKR Equityholders (one with the Preferred Proppants Post-IPO Members and the other with certain KKR Equityholders) that will provide for the payment by us to the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees of Preferred Proppants Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Preferred Proppants' assets resulting from (a) the purchases of Preferred Proppants Units (along with the corresponding shares of our Class B common stock) from certain of the Preferred Proppants Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (b) exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units (along with the corresponding shares of our Class B common stock) for shares of our Class A common stock, or (c) payments under the tax receivable agreements, (ii) any net operating losses and certain other tax attributes available to us as a result of the Mergers, (iii) certain other tax attributes we become entitled to as a result of contributing the proceeds of this offering to Preferred Proppants and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

        With respect to future exchanges, the actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the Preferred Proppants Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

        The payments we will be required to make under the tax receivable agreements could be substantial. Although estimating the amount and timing of payments that may become due under the tax receivable agreements is by its nature imprecise, we expect that, as a result of the amount of the increases in our allocable share of the tax basis of the tangible and intangible assets of Preferred Proppants, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefits described above, future payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders in respect of the Mergers in connection with this offering will aggregate approximately $             million and range from approximately $             million to $             million per year over the next 15 years (or $             million and range from approximately $             million to $             million per year over the next 15 years if the underwriters exercise in full their option to purchase additional Class A common stock). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Preferred Proppants Post-IPO Members' or certain stockholders' affiliated with KKR continued ownership of us.

        In addition, payments under the tax receivable agreements will be based on the tax reporting positions we determine. Although we are not aware of any issue that would cause the Internal Revenue Service (the "IRS") to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Preferred Proppants Post-IPO Members and certain KKR Equityholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

        In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

        In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Preferred Proppants Post-IPO Members and certain KKR Equityholders will have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Preferred Proppants Post-IPO Members and certain KKR Equityholders have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

        Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. We expect the Credit Facilities may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries. To the extent we are unable to make payments under the agreements for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us), under the terms of the tax receivable agreements such payments will be deferred and accrue interest until paid. If we are unable to make payments due to insufficient funds despite using reasonable best efforts to obtain funds to make such payments, such payments may be deferred indefinitely while accruing interest at a per annum rate of LIBOR plus 500 basis points (or LIBOR plus 100 basis points if we have insufficient funds due to limitations imposed by credit agreements in effect as of the date of the tax receivable agreements). These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made.

Risks Related to this Offering and Our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

        Upon the consummation of this offering, we will have                shares of Class A common stock outstanding, or                 shares if the underwriters exercise their option to purchase additional shares in full, excluding                shares of Class A common stock underlying outstanding stock options and restricted stock units and, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),                shares of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares, the                shares sold in this offering, or                 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without further restriction under the Securities Act. Upon the completion of this offering, the remaining                outstanding shares of Class A common stock, including shares issuable upon exchange and/or conversion, or                shares if the underwriters exercise their option to purchase additional shares in full, will be deemed "restricted securities," as that term is defined under Rule 144 of the Securities Act. Immediately following the consummation of this offering, the holders of these remaining                shares of our Class A common stock, including shares issuable upon exchange or conversion as described above, or                shares if the underwriters exercise their option to purchase additional shares in full, will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. See "Shares Available for Future Sale."

        As restrictions on resale pursuant to the lock-up agreements end, the market price of our Class A common stock could decline if holders of restricted shares sell them or are perceived by the market as intending to sell them.                may, at any time and without notice, release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, our Class A common stock will be available for sale into the market, which could reduce the market value for our Class A common stock.

        We intend to file a registration statement under the Securities Act registering                shares of our Class A common stock reserved for issuance under the Preferred Sands, Inc. 2017 Management Incentive Plan, and we will amend our Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to our Principal Equityholders and piggyback registration rights to certain of the other Preferred Proppants Post-IPO Members. See "Shares Available for Future Sale" for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.

        Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules of the U.S. Securities and Exchange Commission (the "SEC"), which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act (the "JOBS Act"), our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2018. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. For the years ended December 31, 2016 and 2015, and the three months ended March 31, 2017, we identified material weaknesses in our internal controls over financial reporting. These material weaknesses both related to our failure to properly design a financial closing and reporting process and lack of a standardized and timely approach to review new and/or complex transactions and contracts for purposes of the application of GAAP. To address these material weaknesses, we added technical resources to our financial reporting team and have hired additional external consultants with public company reporting and technical accounting experience. There can be no assurance that we will avoid future weaknesses or deficiencies. Any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, FINRA or other regulatory authorities, as well as increasing the risk of liability arising from litigation based on securities law.

We do not expect to pay any cash dividends in the foreseeable future.

        We intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A common stock may be your sole source of gain for the foreseeable future. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all.

Provisions in our charter documents may delay or prevent our acquisition by a third party.

        Our amended and restated certificate of incorporation and by-laws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective when our Principal Equityholders or any of their affiliates or permitted transferees no longer collectively beneficially own shares representing 50% of our issued and outstanding common stock (the "Triggering Event"):

  •
  the division of our board of directors into three classes and the election of each class for three-year terms;

  •
  the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

  •
  advance notice requirements for stockholder proposals and director nominations;

  •
  after the Triggering Event, provisions limiting stockholders ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent

  •
  after the Triggering Event, in certain cases, the approval of holders of at least 75% of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or by-laws will be required to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our certificate of incorporation;

  •
  after the Triggering Event, the required approval of holders of at least 75% of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

  •
  the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

        These provisions of our amended and restated certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see "Description of Capital Stock."

Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

        Prior to this offering, there has been no public market for our Class A common stock, and an active trading market may not develop or be sustained upon the completion of this offering. If an active market does not develop or is not maintained, the market price of our Class A common stock may decline and you may not be able to sell your shares. The initial public offering price of the Class A common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the Class A common stock after this offering. The market price of our Class A common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our business.

        Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

Because the initial public offering price per share of Class A common stock is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

        Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions, our entry into the tax receivable agreements, the sale of the                shares of Class A common stock we have offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the net proceeds therefrom, our pro forma net tangible book value as of March 31, 2017, would have been a deficit of $             million, or $ (            ) per share of Class A common stock (assuming that the Preferred Proppants Post-IPO Members exchange all of their Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock on a one-for-one basis). This value represents an immediate dilution in net tangible book value of $            per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under "Dilution."

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of the NYSE, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We will be required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory actions.

Our anticipated reliance on exemptions from certain disclosure requirements under the JOBS Act may deter trading in our Class A common stock.

        We expect to qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  •
  provide an auditor attestation and report with respect to management's assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

  •
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

  •
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency," and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

        We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

        Until such time, however, we cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, or publish projections for our business that exceed our actual results, our stock price and trading volume could decline.

        The trading market for our Class A common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Class A common stock and the trading volume could decline. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, if we obtain analyst coverage, the analysts' projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project" or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

  •
  the amount of sand-based proppants we are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geologic conditions;

  •
  the volume of sand-based proppants we are able to sell;

  •
  the prices we charge, and the margins we realize, from our sand-based proppants sales;

  •
  the demand for and price of sand-based proppants, particularly in the markets we serve;

  •
  fluctuations in the demand for certain grades of frac sand, which effects the realized yield from our mines and processing plants;

  •
  changes in the price and availability of natural gas, propane, diesel fuel or electricity that we use as fuel sources for our sand-based proppants processing plants, coated proppant manufacturing and related equipment;

  •
  labor disputes;

  •
  the level of competition from other companies;

  •
  changes in laws and regulations (or the interpretation thereof) or increased public scrutiny related to the mining and oil and natural gas industries, silica dust exposure or the environment;

  •
  facility shutdowns in response to environmental regulatory actions;

  •
  technical difficulties or failures;

  •
  pit wall or pond failures, and sluffing events;

  •
  environmental hazards;

  •
  industrial accidents;

  •
  fires, explosions, chemical mishandling or other accidents;

  •
  natural disasters or inclement or hazardous weather conditions, including but not limited to cold weather, flooding, tornadoes and the physical impacts of climate change;

  •
  unanticipated ground, grade or water conditions;

  •
  inability to acquire or maintain necessary permits or mining, access or water rights;

  •
  changes in the price and availability of transportation services;

  •
  inability of our customers to take delivery;

  •
  difficulty collecting receivables;

  •
  changes in prevailing global and regional economic conditions;

  •
  the level of completion activity in the oil and natural gas industry;

  •
  inability to obtain necessary production equipment or replacement parts;

  •
  reduction in the amount of water available for processing;

  •
  on-site or off-site derailment of railcars or other disruption to rail service;

  •
  the loss of or a significant reduction in purchases by our largest customers;

  •
  termination of informal arrangements with third party terminal operators;

  •
  inability to grow successfully through future acquisitions;

  •
  delays or costs associated with construction of new facilities, including our three new in-basin facilities;

  •
  inaccuracies in estimates of volumes and qualities of our sand reserves;

  •
  failure to meet our minimum delivery requirements under our supply agreements;

  •
  material nonpayment or nonperformance by any our key customers;

  •
  development of either effective alternative proppants or new processes to replace hydraulic fracturing;

  •
  our ability to borrow funds and access capital markets; and

  •
  certain factors discussed elsewhere in this prospectus.

        These and other factors are more fully discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date of this prospectus. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

 ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

        We and our predecessors have been in the sand-based proppants and proppant technology business for approximately 10 years. We currently conduct our business through Preferred Proppants and its subsidiaries.

        Prior to the commencement of the reorganization transactions, Preferred Proppants had limited liability company interests outstanding in the form of Class A Units, Class B Units and Class B Incentive Units.

        The following diagram depicts Preferred Proppants' organizational structure prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Preferred Proppants' organizational structure.

Class A Units, Class B Units and Class B Incentive Units

        Prior to the commencement of the reorganization transactions, the Class A Units, Class B Units and Class B Incentive Units of Preferred Proppants were owned as follows:

  •
  the KKR Pre-IPO Members owned 552.337 Class A Units, 8,224.78 Class B Units and 371.76 Class B Incentive Units;

  •
  the Founder Pre-IPO Members owned 475 Class A Units, 9,313.203 Class B Units and 535.881 Class B Incentive Units;

  •
  certain current and former employees and members of management and directors owned 159.874 Class A Units, 1,638.311 Class B Units and 2,506.443 Class B Incentive Units; and

  •
  certain other pre-IPO investors (including our lenders who provided the Project Financing) owned 412.218 Class A Units, 2,193.415 Class B Units and 0 Class B Incentive Units.

        Upon a distribution, holders of Class A Units are entitled to receive distributions up to specified preference amounts before holders of Class B Units and Class B Incentive Units are entitled to receive distributions.

        The Class B Incentive Units are non-voting profits interests issued to employees of Preferred Proppants pursuant to the Preferred Proppants Management Profits Interest Plan (the "MPIP"). The Class B Incentive Units are subject to such vesting limitations as determined by our board of directors in accordance with the MPIP. Class B Incentive Units have none of the rights of members of Preferred Proppants except as expressly provided in the Preferred Proppants limited liability company agreement, the MPIP and the applicable award agreement.

Second Lien Notes

        Prior to the commencement of the reorganization transactions, certain investors, including affiliates and managed accounts of KKR, owned the Second Lien Notes as follows:

  •
  certain affiliates and managed accounts of KKR owned $280 million; and

  •
  other pre-IPO investors owned $20 million.

        As of March 31, 2017, the accreted value of the Second Lien Notes (including interest paid by increasing the principal amount of the Second Lien Notes) was $442 million.

Cash-Based Long-Term Incentive Arrangements

        In addition, Preferred Proppants has adopted the following cash-based payment plans and cash-based payment awards in which certain employees and members of management participate:

  •
  a long-term incentive plan that entitles participants to share in a pool equal to 1.0% of the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a sale of Preferred Proppants (the "LTI Plan");

  •
  a management incentive bonus plan that entitles participants to share in a pool equal to approximately 4.1% of (i) the amounts received by the holders of the Second Lien Notes in respect of the repayment of the outstanding principal and interest of the Second Lien Notes and (ii) the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a sale of Preferred Proppants (the "MIB Plan"). Certain holders of the Second Lien Notes have agreed, under a participation agreement, to provide Preferred Proppants with the proceeds to make payments to participants in the MIB Plan; and

  •
  awards that entitle participants to a transaction cash bonus equal to a specified percentage, capped at a specified amount, of the "net capital proceeds" that holders of Class B Units and Class B Incentive Units would be entitled to receive in connection with a corporate transaction that results in the distribution of "net capital proceeds" (the "Transaction Bonuses," and together with the LTI Plan and the MIB Plan, the "LTIPs").

The Reorganization Transactions

        After the pricing of this offering and prior to the closing of this offering, we will complete an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions and the pricing of this offering, the following transactions will occur:

  •
  we will become the sole managing member of Preferred Proppants;

  •
  we will consummate the Mergers. As consideration for the Mergers, we will issue to the equity owners of an affiliate of KKR shares of our Class A common stock with rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the affiliates of KKR will be based on the value of the Preferred Proppants equity interests that we acquire, which will be determined based on a hypothetical liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering;

  •
  we will amend and restate the Preferred Proppants limited liability company agreement and provide that, among other things, all of Preferred Proppants' outstanding equity interests, including its Class A Units, Class B Units and Class B Incentive Units, will be reclassified into Preferred Proppants Units. The number of Preferred Proppants Units to be issued to each member of Preferred Proppants will be determined based on a hypothetical liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering. The Preferred Proppants Units that are reclassified from unvested Class B Incentive Units will vest following the offering based on the time-based vesting schedule, if any, applicable to the Class B Incentive Units from which they were reclassified;

  •
  we will amend and restate our certificate of incorporation and will be authorized to issue two classes of common stock: Class A common stock and Class B common stock. The Class A common stock and Class B common stock will each provide holders with one vote on all matters submitted to a vote of stockholders. The holders of Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock;

  •
  to the extent that the holders of the Second Lien Notes are not repaid with the proceeds from this offering, as described below, the holders of the Second Lien Notes will contribute their Second Lien Notes to either (a) us in exchange for shares of Class A common stock or (b) Preferred Proppants in exchange for Preferred Proppants Units, in each case based on the redemption price of the Second Lien Notes that we or Preferred Proppants acquire in such exchange and the initial public offering price per share of our Class A common stock in this offering;

  •
  we will cancel the LTIPs and the participants in the LTIPs will be granted a number of Preferred Proppants Units determined based on the amount that such participants would have received under the LTIPs in a hypothetical sale and liquidation of Preferred Proppants and the initial public offering price per share of our Class A common stock in this offering (except that, to the extent the holders of the Second Lien Notes are repaid with proceeds from this offering in cash, the participants in the MIB Plan will receive a proportionate amount of cash in lieu of Preferred Proppants Units), and the number of Preferred Proppants Units delivered shall be reduced by the number of Preferred Proppants Units with a fair market value equal to the amount needed to satisfy any applicable required withholding taxes;

  •
  the Preferred Proppants Units granted to the participants in the LTI Plan and the MIB Plan will be subject to time-based vesting restrictions; and

    •
    the Preferred Proppants Units granted in respect of the vested portion of the Transaction Bonuses will be fully vested and the Preferred Proppants Units granted in respect of the unvested portion of the Transaction Bonuses will be subject to the same time-based vesting restrictions as such portion of the Transaction Bonuses;

  •
  the participation agreements entered into by certain holders of the Second Lien Notes will be terminated and the amount of Class A common stock and/or Preferred Proppants Units to be issued to such holders in connection with the contributions described above will be reduced to satisfy their obligations to provide Preferred Proppants with the proceeds to make payments to participants in the MIB Plan; in addition, the amount of Preferred Proppants Units to be issued to holders of Class B Units will be reduced to reflect the grant of Preferred Proppants Units to participants in the LTIPs;

  •
  we will form Employee Holdco and the former participants in the LTIPs and certain former holders of Class B Incentive Units will contribute their Preferred Proppants Units to Employee Holdco in exchange for an equal number of Employee Holdco Units, which will be subject to the same time-based vesting restrictions, if any, as the contributed Preferred Proppants Units;

  •
  we will issue additional Preferred Proppants Units to certain of the lenders under the Project Financing so that they will hold in the aggregate 3% of the outstanding Preferred Proppants Units after giving effect to this offering.

  •
  the following Preferred Proppants Post-IPO Members will subscribe for and purchase shares of our Class B common stock at a purchase price of $0.00001 per share and in an amount equal to the number of Preferred Proppants Units held by each such Preferred Proppants Post-IPO Member:

  •
  the KKR Post-IPO Members;

  •
  the Founder Post-IPO Members;

  •
  Employee Holdco and certain current and former employees and members of management; and

  •
  certain other pre-IPO investors who held interests in Preferred Proppants or the Second Lien Notes (including our lenders who provided the Project Financing); and

  •
  subject to certain restrictions, the Preferred Proppants Post-IPO Members will be granted the right to exchange their Preferred Proppants Units, together with a corresponding number of shares of our Class B common stock for, at our option, (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock). In addition, subject to certain restrictions, each holder of Employee Holdco Units will have the right to exchange its Employee Holdco Units on a one-to-one basis for Preferred Proppants Units (and corresponding shares of Class B common stock), which they may then exchange in the same manner as other Preferred Proppants Post-IPO Members for shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

        We have not engaged in any business or other activities except in connection with the reorganization transactions and have no material assets. Following this offering, Preferred Proppants and its subsidiaries will continue to operate the historical business of our Company.

Effect of the Reorganization Transactions and this Offering

        The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our Company and are structured in a tax-efficient manner for our investors. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Preferred Proppants, as its sole managing member, and will also have a substantial financial interest in Preferred Proppants, we will consolidate the financial results of Preferred Proppants, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Preferred Proppants Post-IPO Members to a portion of Preferred Proppants' net income (loss). As described in "Organizational Structure—The Reorganization Transactions," Preferred Proppants will be under the common ownership of the KKR Equityholders and the Founder Post-IPO Members before and after the reorganization transactions and prior to this offering, and the KKR Equityholders and the Founder Post IPO Members will have the same economic percentages of Preferred Proppants before and after the reorganization transactions and prior to this offering, but without giving effect to the contribution of Second Lien Notes to the extent that the holders of the Second Lien Notes are not repaid with the proceeds from this offering. As a result, we will initially measure the interests of the Preferred Proppants Pre-IPO Members in the assets and liabilities of Preferred Proppants at their carrying amounts at the completion of the reorganization transactions.

        Certain Preferred Proppants Pre-IPO Members desire that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Preferred Proppants until such time in the future as they may elect to exchange their Preferred Proppants Units and corresponding shares of our Class B common stock for shares of our Class A common stock on a one-for-one basis.

        After the completion of this offering, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

  •
  We intend to contribute $             million to Preferred Proppants in exchange for a number of Preferred Proppants Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (            Preferred Proppants Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and we intend to cause such contribution amounts to be used by Preferred Proppants as follows:

  •
  to repay any outstanding amounts under the ABL Facility;

  •
  to repay, in part, the First Lien Term Loan;

  •
  to repay, in part, the Second Lien Notes; and

  •
  to use any remaining proceeds for working capital and general corporate purposes.

  •
  If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to                shares of Class A common stock from certain of our stockholders (including certain KKR Equityholders) and up to            Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members (including certain KKR Equityholders) at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price.

        We estimate that the offering expenses (other than the underwriting discounts) will be approximately $             million. All of such offering expenses will be paid for or otherwise borne by Preferred Proppants.

        After the consummation of this offering, we intend to amend the covenants in the First Lien Term Loan to provide us with greater operational and financial flexibility and to obtain a new $150 million asset-backed revolving credit facility to provide us with additional working capital. The First Lien Term Loan, the new asset-backed revolving credit facility and the Project Financing are referred to as the "Credit Facilities."

        See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions—Purchases from Equityholders" for further details.

        The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (assuming an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

*
Represents economic interest in Preferred Sands, Inc. and not Preferred Proppants Holdings, LLC.

**
Includes            unvested Preferred Proppants Units and corresponding shares of Class B common stock.

        Based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

  •
  we will be appointed as the sole managing member of Preferred Proppants and will directly or indirectly hold                Preferred Proppants Units, constituting        % of the outstanding equity interests in Preferred Proppants (or                Preferred Proppants Units, constituting        % of the outstanding equity interests in Preferred Proppants if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  the KKR Post-IPO Members will hold an aggregate of                shares of our Class B common stock and                Preferred Proppants Units, representing        % of the outstanding equity interests in Preferred Proppants (or representing        % of the outstanding equity interests in Preferred Proppants, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing        % of the combined voting power in us (or        % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  the Founder Post-IPO Members will hold an aggregate of                shares of our Class B common stock and                Preferred Proppants Units, constituting        % of the outstanding equity interests in Preferred Proppants (or constituting        % of the outstanding equity interests in Preferred Proppants, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing        % of the combined voting power in us (or        % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  Employee Holdco and other Preferred Proppants Post-IPO Members will hold, subject to any applicable vesting restrictions described above, an aggregate of                shares of our Class B common stock and                Preferred Proppants Units, constituting        % of the outstanding equity interests in Preferred Proppants (or constituting        % of the outstanding equity interests in Preferred Proppants, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing        % of the combined voting power in us (or        % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  certain KKR Equityholders that are our stockholders will collectively hold an aggregate of                shares of our Class A common stock, representing        % of the combined voting power in us (or        % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  certain of our other stockholders will collectively hold an aggregate of                shares of our Class A common stock, representing        % of the combined voting power in us (or        % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom); and

  •
  our public stockholders will collectively hold                shares of our Class A common stock, representing        % of the combined voting power in us (or                shares and        %, respectively, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

Holding Company Structure and Tax Receivable Agreements

        We are a holding company, and immediately after the consummation of the reorganization transactions and this offering, our principal asset will be our ownership interests in Preferred Proppants. The number of Preferred Proppants Units we will own at any time will equal the aggregate number of outstanding shares of our Class A common stock. The economic interest represented by each Preferred Proppants Unit that we own will correspond to one share of our Class A common stock, and the total number of Preferred Proppants Units owned by us and the holders of our Class B common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class B common stock cannot be transferred except in connection with a transfer or exchange of Preferred Proppants Units.

        We do not intend to list our Class B common stock on any stock exchange.

        In connection with the reorganization transactions, we will acquire existing equity interests in Preferred Proppants from an affiliate of KKR in the Mergers in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to certain KKR Equityholders. In addition, if the underwriters exercise their option to purchase additional shares, we intend to use a portion of the net proceeds from this offering to purchase Preferred Proppants Units and corresponding shares of Class B common stock from certain Preferred Proppants Post-IPO Members (including certain KKR Equityholders). These acquisitions of interests in Preferred Proppants will result in favorable adjustments to our allocable share of the tax basis of the assets of Preferred Proppants. In addition, future exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes. Finally, we will become entitled to certain other tax attributes as a result of contributing the proceeds of this offering to Preferred Proppants. These tax attributes would not be available to us in the absence of those transactions.

        We intend to enter into two tax receivable agreements with the Preferred Proppants Post-IPO Members and certain KKR Equityholders (one with the Preferred Proppants Post-IPO Members and the other with certain KKR Equityholders) that will provide for the payment by us to the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees of Preferred Proppants Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Preferred Proppants' assets resulting from (a) the purchases of Preferred Proppants Units (along with the corresponding shares of our Class B common stock) from certain of the Preferred Proppants Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (b) exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units (along with the corresponding shares of our Class B common stock) for shares of our Class A common stock or (c) payments under the tax receivable agreements, (ii) any net operating losses and certain other tax attributes available to us as a result of the Mergers, (iii) certain other tax attributes we become entitled to as a result of contributing the proceeds of this offering to Preferred Proppants and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other tax benefits arising under the tax receivable agreements, the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees or assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that excess payments made to the Preferred Proppants Post-IPO Members and certain KKR Equityholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See "Risk Factors—We will be required to pay the Preferred Proppants Post-IPO Members and certain KKR Equityholders for certain tax benefits we may claim, and the amounts we may pay could be significant" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

USE OF PROCEEDS

        We estimate that our net proceeds from this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters' option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $             million of net proceeds based on an assumed initial offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

        Based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $             million to Preferred Proppants in exchange for a number of Preferred Proppants Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (                        Preferred Proppants Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and we intend to cause such contribution amounts to be used by Preferred Proppants as follows:

  •
  $             million to repay approximately $             million outstanding under the ABL Facility, including related accrued interest;

  •
  $             million to repay approximately $             million outstanding under the First Lien Term Loan, including related prepayment premiums and accrued interest;

  •
  $             million to repay approximately $             million of the Second Lien Notes, including related prepayment premiums and accrued interest; and

  •
  $             million for working capital and general corporate purposes.

        If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to                 shares of Class A common stock from certain KKR Equityholders and up to                Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price.

        We estimate that the offering expenses (other than the underwriting discount) will be approximately $             million. All of such offering expenses will be paid for or otherwise borne by Preferred Proppants.

        Certain affiliates and managed accounts of KKR will receive a portion of the net proceeds from this offering from the repayment, in part, of the First Lien Term Loan, the repayment, in part, of the Second Lien Notes and, if the underwriters exercise their option to purchase additional shares, the sale of shares of Class A common stock and Preferred Proppants Units and corresponding shares of Class B common stock to us. For more detailed information, see "Certain Relationships and Related Party Transactions."

        The First Lien Term Loan has an initial aggregate principal amount of approximately $350 million, which is delineated into two tranches: the "B-1 Term Loan" and the "B-2 Term Loan," and an incremental amount of $75 million, which is delineated into two tranches: the "B-4 Term Loan" and the "B-5 Term Loan," and matures in July 2020. The B-1 Term Loan and the B-2 Term Loan each bear interest at either (at Preferred Proppants, LLC's option) LIBOR plus 5.75% (in the case of the B-1 Term Loan) or LIBOR plus 7.75% (in the case of the B-2 Term Loan) (each with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (in the case of the B-1 Term Loan) or one-month LIBOR plus 1.0%, plus 6.75% (in the case of the B-2 Term Loan) (each with a base rate floor of 2.0%). The B-4 Term Loan and the B-5 Term Loan each bear interest at a rate of 15%. Repayment, in part, of the First Lien Term Loan requires that Preferred Proppants, LLC pay a prepayment premium equal to 1.0% of the principal amount to be repaid plus accrued and unpaid interest.

        The ABL Facility has a maximum borrowing capacity of $50 million, bears interest at either (at Preferred Proppants, LLC's option) LIBOR plus 2.5% to 3.0% (based on the undrawn availability of the ABL Facility), or at a rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 1.5% to 2.0% (based on the undrawn availability of the ABL Facility) and matures in July 2019. The ABL Facility does not contain any prepayment premiums.

        The Second Lien Notes have an aggregate initial principal amount of approximately $300 million, bear interest at three-month LIBOR plus 14.0% (with a LIBOR floor of 1.0%) and mature in July 2021. The Second Lien Notes may be redeemed at a redemption price equal to 102.5% of the principal amount thereof, plus accrued and unpaid interest. As of March 31, 2017, the accreted value of the Second Lien Notes (including interest paid by increasing the principal amount of the Second Lien Notes) was $442 million.

        For further information on the First Lien Term Loan, the ABL Facility and the Second Lien Notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness Prior to the Consummation of this Offering."

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the amount of proceeds to us from this offering available to repay, in part, the Second Lien Notes by $             million and increase (decrease) the amount of proceeds to us from this offering available for working capital and general corporate purposes by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $            per share would increase (decrease) the amount of proceeds to us from this offering available to repay, in part, the Second Lien Notes by $         million and increase (decrease) the amount of proceeds to us from this offering available for working capital and general corporate purposes by $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

 DIVIDEND POLICY

        We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Preferred Proppants has not previously declared or paid any cash dividends on its common stock.

        Any future determination as to our dividend policy will be made at the discretion of the board and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including those governing the Credit Facilities that limit our ability to pay dividends to stockholders and other factors the board deems relevant. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities."

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of March 31, 2017 (i) on an actual basis reflecting the financial position of Preferred Proppants and (ii) on an as adjusted basis to reflect the reorganization transactions described under "Organizational Structure" and the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

  •
  the sale of                shares of our Class A common stock in this offering at an assumed public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters' discounts and commissions; and

  •
  the application of the net proceeds of this offering as described under "Use of Proceeds."

        This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual	As Adjusted
(in thousands, except share count and par value)
Cash	$38,003

Long-term indebtedness:(1)
First Lien Term Loan(2)	$418,745
ABL Facility	—
Second Lien Notes(2)	287,631
Other debt and capital lease obligations	4,645

Total long-term debt	711,021

Contingently Redeemable Equity:(3)
Class A Units	9,221
Class B Units	50,069

Total contingently redeemable equity	59,290	—

Equity:(3)
Members' deficit	(498,636)
Class A common stock (par value, $0.00001), shares authorized and shares outstanding	—
Class B common stock (par value, $0.00001), shares authorized and shares outstanding	—
Accumulated paid-in capital
Accumulated deficit	—
Accumulated other comprehensive loss	(10,336)

Total Preferred Proppants Holdings, LLC deficit	(508,972)	—
Non-controlling interest	—	—

Total equity (deficit)	(508,972)	—

Total capitalization	$261,339	$—

(1)
Does not reflect borrowings under the Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New In-Basin Facilities Project Financing" for more information.

(2)
Reflects the carrying value of the debt as recorded on the consolidated balance sheet. We have elected to account for certain debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statements of operations for the respective period. Total principal amount outstanding for the First Lien Term Loan and the Second Lien Notes was $436 million and $442 million, respectively, at March 31, 2017.

(3)
The "Actual" column does not reflect the equity interests in Preferred Proppants that we issued to the lenders of the Atascosa and Monahans senior term loan under the Project Financing. The "As Adjusted" column does reflect such equity interests and any additional equity interests that we issue to such lenders so that they will hold in the aggregate 3% of the Preferred Proppants Units after giving effect to this offering.

DILUTION

        If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange and/or conversion).

        Our pro forma net tangible book value as of March 31, 2017 after giving effect to the reorganization transactions described under "Organizational Structure" would have been a deficit of approximately $             million, or $(                ) per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) and the estimated impact of the tax receivable agreements, assuming that the Preferred Proppants Post-IPO Members exchange all of their Preferred Proppants Units and corresponding shares of our Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis.

        After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreements, assuming that the Preferred Proppants Post-IPO Members exchange all of their Preferred Proppants Units and corresponding shares of our Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis and after giving further effect to the sale of                shares of Class A common stock in this offering at the assumed initial public offering price of $            per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been a deficit of approximately $             million, or $(                ) per share, representing an immediate increase in net tangible book value of $            per share to existing equityholders and an immediate dilution in net tangible book value of $            per share to new investors.

        The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2017(1)	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma adjusted net tangible book value per share after this offering(2)

Dilution in pro forma net tangible book value per share to new investors	$

(1)
Reflects                outstanding shares of Class A common stock, including (i)                 shares of Class A common stock to be held by certain KKR Equityholders and certain other investors immediately prior to this offering and (ii)                 shares of Class A common stock issuable upon the exchange of the Preferred Proppants Units and shares of Class B common stock to be held by the Preferred Proppants Post-IPO Members immediately prior to this offering.

(2)
Reflects                outstanding shares, consisting of (i)                 shares of Class A common stock to be issued in this offering and (ii) the                outstanding shares described in note (1) above.

        Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value after this offering by $             million and the dilution per share to new investors by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table sets forth, on a pro forma basis as of March 31, 2017, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $            per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions and the estimated impact of the tax receivable agreements, assuming that the Preferred Proppants Post-IPO Members exchange all of their Preferred Proppants Units and corresponding shares of our Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A Common Stock Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors(1)

Total			%	$		%

(1)
Includes                shares of Class A common stock to be sold in this offering.

        To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $             million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 UNAUDITED PRO FORMA FINANCIAL INFORMATION

        We were formed as a Delaware corporation on March 7, 2017, and have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described in "Organizational Structure—The Reorganization Transactions." Upon the consummation of the reorganization transactions, we will become the sole managing member of Preferred Proppants. Because we will manage and operate the business and control the strategic decisions and day to day operations of Preferred Proppants and will also have a substantial financial interest in Preferred Proppants, we will consolidate the financial results of Preferred Proppants.

        The following unaudited pro forma condensed consolidated financial statements reflect the historical consolidated results of Preferred Proppants, which is our predecessor for financial reporting purposes, as adjusted to give effect to (i) the reorganization transactions, which includes the Mergers, the reclassification of all of Preferred Proppants' outstanding equity interests, the contribution of the Second Lien Notes in exchange for shares of Class A common stock or Preferred Proppants Units, the cancellation of the LTIPs, entry into the tax receivable agreements and the other transactions as more fully described in "Organizational Structure—The Reorganization Transactions" and (ii) this offering, as if each had occurred January 1, 2016 for pro forma statement of operations purposes for the three months ended March 31, 2017 and the year ended December 31, 2016 and March 31, 2017 for pro forma balance sheet purposes. The unaudited pro forma financial information has been prepared by our management and is based on Preferred Proppants' historical financial statements, which are included elsewhere in this prospectus, and the assumptions and adjustments described in the notes to the unaudited pro forma financial information. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

        For purposes of the unaudited pro forma financial information, we have assumed that we will issue         shares of Class A common stock at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Preferred Proppants Units not held by us will be        %, and the net income attributable to Preferred Proppants Units not held by us will accordingly represent        % of our net income. If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to          shares of Class A common stock from certain of our stockholders (including certain KKR Equityholders) and up to         Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members (including certain KKR Equityholders) at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage represented by Preferred Proppants Units not held by us will be        %, and the net income attributable to Preferred Proppants Units not held by us will accordingly represent        % of our net income. The higher percentage of net income attributable to Preferred Proppants Units not held by us over the ownership percentage of Preferred Proppants Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to our interest.

        We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Preferred Proppants. See "Notes to Unaudited Pro Forma Financial Information" for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

        We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million to $4.0 million that we expect to incur annually as a result of operating as a publicly traded corporation, such as expenses associated with annual and quarterly reporting; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and director and officer compensation expenses. We also have not given pro forma effect to the construction of the new in-basin facilities and the related Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these facilities.

        The unaudited pro forma financial information should be read together with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Preferred Proppants' audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Preferred Sands, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Three Months Ended March 31, 2017

(In thousands, except per unit amounts)	Preferred Proppants Historical	Reorganization Transaction Agreements		As Adjusted Before this Offering	Adjustments for this Offering		Preferred Sands, Inc. Pro Forma
Net sales	$59,814	$		$	$		$
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	49,721
Selling, general and administrative expenses	6,634					(e)
Depreciation, depletion and amortization	10,945
Other operating expenses, net	8,047

Loss from operations	(15,533)

Other expense:
Interest expense	(26,113)		(a)			(f)
						(f)
						(g)
Change in fair value of debt	(153,647)		(b)			(h)
						(i)
Other expense, net	(101)

Total other expense	(179,861)

Loss before income taxes	(195,394)
Income tax benefit (expense)	(62)		(c)			(c)

Net loss	(195,456)
Accretion of contingently redeemable equity	(276)		(d)
Net loss attributable to non-controlling interest	—		(d)			(d)

Net loss attributable to members/stockholders	$(195,732)	$		$	$		$

Earnings (loss) per share to Class A common stockholders:
Basic and diluted							$
Weighted average number of Class A common stock used in computing earnings (loss) per share:
Basic and diluted						(j)

 Preferred Sands, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2016

(In thousands, except per unit amounts)	Preferred Proppants Historical	Reorganization Transaction Agreements		As Adjusted Before this Offering	Adjustments for this Offering		Preferred Sands, Inc. Pro Forma
Net sales	$171,812	$		$	$		$
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	160,320
Selling, general and administrative expenses	23,315					(e)
Depreciation, depletion and amortization	32,256
Impairment of goodwill, long-lived assets and intangibles	12,246
Other expenses, net	9,839

Loss from operations	(66,164)

Other income (expense):
Interest expense	(86,883)		(a)			(f)
						(f)
						(g)
Change in fair value of debt	(145,179)		(b)			(h)
						(i)
Other income, net	10,839

Total other income (expense)	(221,223)

Income (loss) before income taxes	(287,387)

Income tax benefit (expense)	67		(c)			(c)

Net income (loss)	(287,320)
Accretion of contingently redeemable equity	(996)		(d)
Net loss attributable to non-controlling interest	213		(d)			(d)

Net income (loss) attributable to members/stockholders	$(288,103)	$		$	$		$

Earnings (loss) per share to Class A common stockholders:
Basic and diluted							$
Weighted average number of shares of Class A common stock used in computing earnings (loss) per share:
Basic and diluted						(j)

 Preferred Sands, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(a)
Reflects the reduction in interest expense of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, as a result of the $             million contribution of a portion of the principal amount of the Second Lien Notes outstanding at March 31, 2017 to us in exchange for                 million shares of Class A common stock and                 million shares of Class B common stock and Preferred Proppants Units at March 31, 2017, which were based upon an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The Second Lien Notes bore interest at 15.14% as of March 31, 2017 and 15.0% as of December 31, 2016. The contribution of a part of the Second Lien Notes in connection with the reorganization transactions, which is described further in "Organizational Structure—The Reorganization Transactions," was reflected as if it occurred as of the beginning of the period.

(b)
Reflects an adjustment of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, associated with the Second Lien Notes contributed to us and the related reversal of the mark-to-market expense recognized during the respective period, to reflect the instruments at fair market value. We had previously elected to account for these debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the period.

(c)
Preferred Proppants has been, and will continue to be, treated as a partnership for federal and state income tax purposes. As such, Preferred Proppants' profits and losses will flow through to its members, including us, and are generally not subject to tax at the Preferred Proppants level. We are subject to federal, state, local and foreign taxes. The adjustments reflect estimated incremental income tax benefit (provision) associated with Preferred Proppants' historical results of operations assuming its earnings had been subject to federal income tax as a subchapter C corporation using an effective tax rate of 38%, which is inclusive of U.S. federal, state, local and foreign taxes, less amounts associated with non-controlling interests.

(d)
Upon completion of the reorganization transactions, we will become the sole managing member of Preferred Proppants and will own approximately        % of the economic interest in Preferred Proppants, with the non-controlling interest owning approximately        %. As a result of this offering, we will own approximately        % of the economic interest in Preferred Proppants, with the non-controlling interest owning approximately        %. Immediately following the completion of this offering, we will have 100% of the voting power and control the management of Preferred Proppants.

(e)
Reflects approximately $             million and $             million of expected recurring compensation expense for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, with respect to the time-based vesting of                        Preferred Proppants Units granted to participants upon consummation of this offering in respect of (i) the reclassification of the Class B Incentive Units and (ii) the cancellation of participant awards in the LTI Plan, the MIB Plan and the Transaction Bonuses, in connection with the reorganization transactions. The number of Preferred Proppants Units granted to participants in respect to the reclassification of the Class B Incentive Units and the cancellation of the participant awards were determined based on the amount such participants would have received in a hypothetical sale and liquidation of the awards and the initial public offering price per share of our Class A common stock in this offering. The awards are expected to vest over a weighted average time period of        years from the date of grant.

(f)
Reflects a reduction in interest expense of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, as a result of a $             million repayment of a portion of the principal amount of the First Lien Term Loan principal amount outstanding at March 31, 2017, which had a weighted average interest rate of 9.3%. Repayment of a portion of the First Lien Term Loan, which is described further in "Use of Proceeds," was reflected as if it occurred as of January 1, 2016. This amount is partially offset by an increase in interest expense of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, as a result of the amendment and extension of our existing First Lien Term Loan that we are pursuing with existing lenders which we expect will result in $             million to remain outstanding under the First Lien Term Loan. The amended First Lien Term Loan is expected to have a maturity date of                                    and bear interest at        %. We expect to incur $             million of costs and expenses associated with the amended First Lien Term Loan, including legal and other fees, of which we have recognized an adjustment for the amortization of such costs over its expected term.

(g)
Reflects the reduction in interest expense of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, as a result of the $             million repayment of a portion of the principal amount of the Second Lien Notes outstanding at March 31, 2017. The Second Lien Notes bore interest at 15.14% as of March 31, 2017 and 15.0% as of December 31, 2016. Repayment of a portion of the Second Lien Notes, which is described further in "Use of Proceeds," was reflected as if it occurred as of January 1, 2016.

(h)
Reflects an adjustment of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, associated with the First Lien Term Loan repayment and the ABL Facility repayment for the reversal of the mark-to-market expense recognized to reflect the instruments at fair market value. We had previously elected to account for these debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the respective period.

(i)
Reflects an adjustment of $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, associated with the Second Lien Notes repayment for the reversal of the mark-to-market expense recognized to reflect the instruments at fair market value. We had previously elected to account for these debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the respective period.

(j)
The weighted average number of shares underlying the basic and diluted earnings per share calculation reflects             million shares of Class A common stock outstanding after this offering, including             million shares of Class A common stock to be issued in this offering (or              million, including             million shares of Class A common stock to be issued if the underwriters exercise in full their option to purchase additional shares), at an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus. The issuance of such shares is assumed to have occurred as of the beginning of the period. The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or net income (loss) per share. The inclusion of the time-based vesting of (i) Preferred Proppants Units that were reclassified from unvested Class B Incentive Units, (ii) Preferred Proppants Units granted to participants of the LTI Plan and the MIB Plan and (iii) Preferred Proppants Units granted in respect of the unvested portion of the Transaction Bonuses in connection with the reorganization transactions for purposes of calculating diluted earnings per share would have been anti-dilutive for the period. Net loss attributable to Class A common stock per share would not be significantly different if the assumed offering price changed by $1.00.

If the underwriters exercise their option to purchase                        additional shares of Class A common stock in full, we intend to use the net proceeds of $             million to repurchase certain outstanding shares of Class A common stock or Preferred Proppants units (and corresponding shares of Class B common stock) at a purchase price per share equal to the initial public offering price, the quantities of which will be determined subsequent to this offering. While the issuance of additional shares of Class A common stock will increase the number of shares outstanding for purposes of calculating net income per common share, this amount will be partially offset by the redemption of any outstanding shares of Class A common stock. Additionally, the redemption of any outstanding Preferred Proppant Units (and corresponding shares of Class B common stock) will result in an increase in our economic ownership interest in Preferred Proppants and a decrease in the non-controlling ownership interest. For illustrative purposes, if the underwriters exercise their option to purchase                        additional shares of Class A common stock for net proceeds of $             million, and such proceeds were utilized to purchase equal amounts of                         shares of Class A common stock and                        units of Preferred Proppants (and corresponding                        shares of Class B common stock) at a purchase price per share equal to the initial public offering price (and all transactions were assumed to happen at the beginning of the respective period), it would have the following impact to the pro forma statement of operations:

•
We will own approximately        % of the economic interest in Preferred Proppants (compared with        % of the economic interest if the underwriters do not exercise their option to purchase additional shares of Class A common stock), with the non-controlling interest owning approximately        % (compared with        % of the economic interest if the underwriters do not exercise their option to purchase additional shares of Class A common stock). As such, net loss attributable to stockholders on the pro forma condensed consolidated statement of operations would be $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, if the underwriters exercised their option to purchase additional shares of Class A common stock in full, compared with $             million and $             million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, if the underwriters do not exercise their option to purchase additional shares of Class A common stock; and

•
The weighted average number of Class A common stock underlying the basic and diluted earnings per share would reflect                          million shares of Class A common stock outstanding after this offering if the underwriters exercise their option to purchase additional shares of Class A common stock in full, compared with                         million shares of Class A common stock outstanding if the underwriters do not exercise their option to purchase additional shares of Class A common stock. As such, basic and diluted net loss per share to Class A common stockholders on the pro forma condensed consolidated statement of operations would be $            per share and $            per share for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full, compared with $            per share and $            per share for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, if the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Preferred Sands, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2017

(In thousands)	Preferred Proppants Historical	Reorganization Transaction Agreements		As Adjusted Before this Offering	Adjustments for this Offering		Preferred Sands, Inc. Pro Forma
Assets
Current Assets:
Cash	$38,003	$		$	$	(f)	$
						(g)
						(h)
Accounts receivable, net	36,034
Inventories	25,265
Prepaid expenses and other current assets	4,390

Total current assets	103,692
Property, plant and equipment, net	198,989
Intangible assets, net	10,516
Deferred taxes	—		(a)
Other long-term assets	3,349					(g)

Total assets	$316,546	$		$	$		$

Liabilities, contingently redeemable equity and stockholders' equity/members' equity (deficit)
Current Liabilities:
Accounts payable	$13,426	$		$	$		$
Accrued liabilities	30,332
Current portion of debt and capital lease obligations	5,362					(g)

Total current liabilities	49,120
Long-term portion of debt and capital lease obligations	705,659		(b)			(g)
			(b)			(g)
						(h)
						(h)
Deferred taxes	101
Other long-term liabilities	11,348
Payable to related parties pursuant to tax receivable agreement	—		(a)

Total liabilities	766,228
Commitments and contingencies
Contingently redeemable equity
Class A Units	9,221		(c)
Class B Units	50,069		(c)

Total contingently redeemable equity	59,290

Stockholders' equity/members' equity (deficit):
Members' equity (deficit)	(498,636)		(c)
Class A Common Stock	—		(c)			(f)
			(b)
Class B Common Stock	—		(c)
			(b)
Accumulated paid-in capital	—		(a)			(f)
			(b)			(e)
			(c)
			(e)
Retained earnings (accumulated deficit)	—		(b)			(g)
						(h)
			(b)			(h)
Accumulated other comprehensive loss	(10,336)

Total stockholders' equity/members' equity (deficit)	(508,972)
Non-controlling interest	—		(e)			(e)

Total stockholders' equity/members' equity (deficit)	(508,972)

Total liabilities, contingently redeemable equity and stockholders' equity/members' equity (deficit)	$316,546	$		$	$		$

Preferred Sands, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)
Reflects the effect of the tax receivable agreement described in "Organizational Structure—Holding Company Structure and Tax Receivable Agreements" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" on our condensed consolidated balance sheet as a result of our acquisition of Preferred Proppants Units in the reorganization transactions. The adjustment gives effect to $             million of deferred tax benefits from net operating losses and other tax attributes available to us as a result of the reorganization transaction. The total tax benefit expected in connection with the recognition of these tax attributes is approximately $             million. We have entered into an agreement with the Preferred Proppants Post-IPO Members to pay them 85% of the tax savings (or $             million) as the tax reduction is realized by us. The obligation to make those payments has been recognized as a liability (referred to as "TRA liability") and is included in payable to related parties pursuant to tax receivable agreement in our pro forma condensed consolidated statement of financial condition. While the total tax benefit is $             million, the amount that can be recognized as a deferred tax asset is a lesser amount due to certain tax basis adjustments which exist on property of Preferred Proppants pursuant to Section 734 of the Code but do not exist in the units of Preferred Proppants. When determining the amount to recognize as a deferred tax asset, the tax basis in the units, which excludes these tax basis adjustments, must be compared to the financial reporting basis in the Preferred Proppants Units, resulting in the deferred tax asset being $             million instead of the total tax benefit of $             million. The $             million difference between the deferred tax asset recognized and the TRA liability is recorded as a reduction in additional paid-in-capital. The tax payments we will be required to make to our existing owners will be based upon 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize, or in some circumstances are deemed to realize, as a result of certain future tax benefits to which we may be entitled. Our ability to realize the remaining 15% of cash savings will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use certain net tax assets.

(b)
Reflects a $             million contribution of a portion of the principal amount of the Second Lien Notes outstanding at March 31, 2017 to us, inclusive of a $             million prepayment premium, in exchange for             million shares of Class A common stock and             million shares of Class B common stock and Preferred Proppants Units, which were based upon an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We have also reflected a $             million adjustment to reverse the historical mark-to-market adjustment associated with this portion of the Second Lien Notes contributed to us at its fair market value at March 31, 2017. We had previously elected to account for this debt instrument under the fair value method of accounting, with changes in its fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the respective period.

(c)
Reflects the exchange of Preferred Proppants existing ownership interests for (i)              million shares of our Class A common stock and (ii)              million shares of our Class B common stock as a result of the reorganization transactions, as described elsewhere in this prospectus.

(d)
Upon the completion of the reorganization transactions, we will become the sole managing member of Preferred Proppants and will own approximately        % of the economic interest in Preferred Proppants, with the non-controlling interest owning approximately        %. As a result of this offering, we will own approximately        % of the economic interest in Preferred Proppants, with the non-controlling interest owning approximately        %. Immediately following the completion of this offering, we will have 100% of the voting power and control the management of Preferred Proppants.

If the underwriters exercise their option to purchase                        additional shares of Class A common stock in full, we intend to use the net proceeds of $             million to repurchase certain outstanding shares of Class A common stock or Preferred Proppants units (and corresponding shares of Class B common stock) at a purchase price per share equal to the initial public offering price, the quantities of which will be determined subsequent to this offering. The redemption of any outstanding Preferred Proppant Units (and corresponding shares of Class B common stock) will result in an increase in our economic ownership interest in Preferred Proppants and a decrease in the non-controlling ownership interest. For illustrative purposes, if the underwriters exercise their option to purchase                        additional shares of Class A common stock for net proceeds of $             million, and such proceeds were utilized to purchase equal amounts of                        shares of Class A common stock and                        units of Preferred Proppants (and corresponding                        shares of Class B common stock) at a purchase price per share equal to the initial public offering price (and all transactions were assumed to happen at the beginning of the respective period), we will own approximately        % of the economic interest in Preferred Proppants (compared with        % of the economic interest if the underwriters do not exercise their option to purchase additional shares of Class A common stock), with the non-controlling interest owning approximately        % (compared with         % of the economic interest if the underwriters do not exercise their option to purchase additional shares of Class A common stock). As such, total stockholders' deficit and non-controlling interest on the March 31, 2017 condensed consolidated balance sheet would be $             million and $             million, respectively, if the underwriters exercised their option to purchase additional shares of Class A common stock in full, compared with $             million and $             million, respectively, if the underwriters do not exercise their option to purchase additional shares of Class A common stock.

(e)
Our accounting policy is to consolidate those subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities ("VIE"), through arrangements that do not involve controlling financial interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (1) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the VIE. Preferred Proppants was determined to be a VIE, with us as the primary beneficiary, because we are the sole managing member, will manage and operate the business and control the strategic decisions and day-to-day operations of Preferred Proppants, will have a substantial financial interest in Preferred Proppants, and no other members will have the exclusive right to elect to dissolve, or cause the dissolution of, Preferred Proppants.

For the reasons stated above, we will consolidate the financial results of Preferred Proppants and the assets and liabilities of Preferred Proppants will be classified as the assets and liabilities of the Company. The creditors of Preferred Proppants do not have recourse to the Company's general credit under the Credit Facilities. The Company does not have any arrangements that could require the Company to provide financial support to Preferred Proppants.

(f)
Reflects estimated net proceeds of approximately $             million from this offering for the issuance and sale of             million shares of Class A common stock (or approximately $             million from this offering for the issuance and sale of             million shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares), based upon an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting approximately $             million of estimated underwriting discounts and commissions and $             million of additional related expenses.

(g)
Reflects the use of a portion of the net proceeds from the offering to repay $             million of the First Lien Term Loan, and a $             million adjustment to reverse the historical mark-to-market adjustment to reflect the First Lien Term Loan at its fair market value at March 31, 2017. We had previously elected to account for this debt instrument under the fair value method of accounting, with changes in its fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the respective period. We have also reflected net cash proceeds of $             million from the amendment and extension of our existing First Lien Term Loan that we are pursuing with existing lenders. The amended First Lien Term Loan is expected to have a maturity date of            and bear interest at        %. We expect to incur $             million of costs and expenses associated with the amended First Lien Term Loan, including legal and other fees, of which we have recognized as deferred financing costs that will be amortized over its expected term.

(h)
Reflects a $             million repayment of a portion of the Second Lien Notes outstanding at March 31, 2017, inclusive of a $             million prepayment premium. We have also reflected a $             million adjustment to reverse the historical mark-to-market adjustment associated with this portion of the Second Lien Notes repaid at its fair market value at March 31, 2017. We had previously elected to account for this debt instrument under the fair value method of accounting, with changes in its fair value recognized as a mark-to-market adjustment within our consolidated statement of operations for the respective period.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data of Preferred Proppants, our accounting predecessor, for the periods beginning on and after January 1, 2015. The selected historical consolidated financial data presented below as of and for the years ended December 31, 2016 and 2015 have been derived from Preferred Proppants' audited financial statements included elsewhere in this prospectus.

        The summary historical consolidated financial and other data presented below as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 have been derived from Preferred Proppants' unaudited financial statements included elsewhere in this prospectus. The summary historical consolidated interim balance sheet data as of March 31, 2016 is derived from Preferred Proppants' unaudited interim financial statements not appearing in this prospectus.

        We were formed as a Delaware corporation on March 7, 2017. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described in "Organizational Structure—The Reorganization Transactions." Upon the consummation of the reorganization transactions, we will become the sole managing member of Preferred Proppants. Because we will manage and operate the business and control the strategic decisions and day to day operations of Preferred Proppants and will also have a substantial financial interest in Preferred Proppants, we will consolidate the financial results of Preferred Proppants.

        You should read the following information in conjunction with "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Preferred Proppants' respective audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
(in thousands, except per operating data)	2017	2016	2016	2015
Statement of Operations Data:
Net sales	$59,814	$47,439	$171,812	$339,424
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	49,721	48,907	160,320	275,457
Selling, general and administrative expenses	6,634	8,631	23,315	34,445
Depreciation, depletion and amortization	10,945	11,433	32,256	37,296
Impairment of goodwill, long-lived assets and intangibles	—	192	12,246	31,173
Other operating expenses, net	8,047	1,820	9,839	1,909

Total operating expenses	75,347	70,983	237,976	380,280

Loss from operations	(15,533)	(23,544)	(66,164)	(40,856)
Other income (expense):
Interest expense	(26,113)	(19,916)	(86,883)	(74,729)
Change in fair value of debt	(153,647)	82,419	(145,179)	394,323
Other income (expense), net	(101)	(1,443)	10,839	2,468

Total other income (expense)	(179,861)	61,060	(221,223)	322,062

Income (loss) before income taxes	(195,394)	37,516	(287,387)	281,206
Income tax (expense) benefit	(62)	(8)	67	(431)

Net income (loss)	(195,456)	37,508	(287,320)	280,775
Accretion of contingently redeemable equity	(276)	(248)	(996)	(883)
Net loss attributable to non-controlling interest	—	105	213	412

Net income (loss) attributable to Preferred Proppants Holdings, LLC	$(195,732)	$37,365	$(288,103)	$280,304

	Three Months Ended March 31,		Years Ended December 31,
(in thousands, except per operating data)	2017	2016	2016	2015
Balance Sheet Data (at period end):
Property, plant and equipment, net	$198,989	$214,033	$185,630	$218,871
Total assets	316,546	311,510	323,120	347,632
Debt and capital lease obligations(1)	711,021	195,398	533,796	275,531
Total deficit	(508,972)	12,611	(313,451)	(26,612)
Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$(14,387)	$(1,484)	$(20,173)	$30,141
Net cash provided by (used in) investing activities	(18,744)	(2,057)	3,727	(24,925)
Net cash provided by financing activities	155	(11,491)	44,422	19,950
Capital expenditures	18,884	1,639	7,076	22,390
Other Data:
Tons sold (in thousands)	751	600	2,002	3,020
Adjusted EBITDA(2)	$3,205	$(11,777)	$(9,749)	$31,496
Average sales price (per ton)(3)	$79.65	$79.07	$85.82	$112.39

(1)
Total includes both long and short term debt as well as capital lease obligations and reflects the carrying value of the debt as recorded on the balance sheet. We have elected to account for certain debt instruments under the fair value method of accounting, with changes in their fair value recognized as a mark-to-market adjustment within our consolidated statements of operations for the respective period. Total debt principal outstanding, including current portions and capital lease obligations, was $858 million and $745 million at December 31, 2016 and 2015, respectively, and $882 million and $748 million at March 31, 2017 and 2016, respectively.

(2)
Please read "Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures" for a further discussion of Adjusted EBITDA.

(3)
Average sales price (per ton) represents total net sales divided by tons sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with the unaudited financial statements of Preferred Proppants', our accounting predecessor, as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 and the audited financial statements as of and for the years ended December 31, 2016 and 2015 and notes thereto included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our predecessor's financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, see the section titled "Risk Factors" and "Forward-Looking Statements" elsewhere in this prospectus.

Basis of Presentation

        We were formed as a Delaware corporation on March 7, 2017. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described in "Organizational Structure—The Reorganization Transactions." Upon the consummation of the reorganization transactions, we will become the sole managing member of Preferred Proppants. Because we will manage and operate the business and control the strategic decisions and day to day operations of Preferred Proppants and will also have a substantial financial interest in Preferred Proppants, we will consolidate their financial results. The following discussion of our historical performance and financial condition is derived from the historical financial statements of Preferred Proppants, our accounting predecessor, for financial reporting purposes.

Overview

        We provide sand-based proppant solutions to the oil and gas industry through our ownership and operation of a portfolio of geographically diversified mines and processing and coating plants. Our products are sold to both oilfield service providers and oil and gas E&P companies operating in some of the most active basins in North America. We are focused on the development and operation of sand facilities located close to or within basins where our customers operate and consume our products, which we refer to as our "regional sand facilities". E&P companies are increasingly favoring sands produced at regional facilities given their lower delivered cost versus Northern White sands, which are produced primarily in Wisconsin and Illinois. We believe our regional sand facilities provide us with a significant competitive advantage by allowing us to avoid or reduce certain transportation costs. We believe this enables us to offer our high-quality sands at a lower all-in cost of ownership as compared to our competitors. In addition to our raw frac sands, we manufacture and sell a suite of proprietary coated sands which have been designed to provide our customers with additional benefits, including features such as enhanced proppant transport and reduced flowback, which improves well performance and reduces costs for the end user, and the reduction of dust in the handling of these products. Our research and development team, which consists of six employees with degrees in chemical and petroleum engineering and other materials science and engineering disciplines, targets addressing shortcomings associated with existing proppant and completion methodologies, and we will continue to develop new innovations on this premise. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and 50 patents pending in other countries relating to these various technologies.

Our Assets and Operations

        We are in the process of developing new in-basin regional sand facilities, consisting of two facilities located in the Permian basin in Monahans and Kermit, Texas, which we refer to as our "Monahans"

and "Kermit" facilities, and one facility located in the Eagle Ford shale in Atascosa, Texas, which we refer to as our "Atascosa" facility. We refer to the Monahans, Kermit and Atascosa facilities collectively as our "in-basin facilities". The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. We expect to finance the in-basin facilities with our Project Financing. In addition, our existing regional sand facilities include our Sanders, Arizona facility, which primarily serves the Delaware sub-basin in the Permian basin (which consists of the Delaware and Midland sub-basins), and the San Juan and Bakersfield basins, and our Genoa, Nebraska facility, which primarily serves the SCOOP/STACK formation and the Denver-Julesburg basin. In addition to our regional sand facilities, our Northern White facility, located in Blair, Wisconsin, provided approximately 21% of the proppant used in Canada for the year ended December 31, 2016.

        Once our new in-basin facilities are operational, we expect to have approximately 14.0 million tons of total processing capacity, of which approximately 13.0 million tons will be from our regional sand facilities, including 9.6 million tons at our in-basin facilities, making us one of the largest suppliers of regional sands, and the largest in-basin supplier, to the oil and gas industry (measured by processing capacity). Including the reserves associated with our in-basin facilities at their date of acquisition, we have total proven and probable reserves of approximately 742.9 million tons as of December 31, 2016. These reserve estimates do not include (i) the annual replenishment of approximately 1.8 million to 2.0 million product tons of unprocessed sand at our Genoa, Nebraska facility as a result of sediment dredging activities of the Loup River Public Power District ("LRPPD"), which the LRPPD conducts at its sole cost and expense, or (ii) additional reserves that we may identify with additional drilling and sampling on certain parts of our approximately 11,400 controlled acres adjacent to our current mining operations at Sanders, Arizona. These reserves reflect an estimated reserve life of approximately 65 years based upon the historical sand volumes for the year ended December 31, 2016 for our existing facilities, and the expected processing capacity of our new in-basin facilities once construction is complete.

Overall Trends and Outlook

Industry Trends Impacting Our Business

        Demand for proppant is predominantly influenced by the level of drilling and completions spending by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Lower hydrocarbon prices in 2015 and early 2016 influenced many exploration & production companies to reduce drilling and completion activity and capital spending in all basins across North America. As drilling and completion activity declined, demand for proppant also declined, and operators increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting towards more cost-effective and efficient proppants and technologies, such as regional raw frac sand and proppant technology products. Regional raw frac sand is located in close proximity to the well and offers a meaningful delivered cost advantage into key basins across the Lower-48. Proppant transport technology products provide the user with higher well efficiencies and estimated ultimate recovery ("EUR") uplift.

        Reduced capital spending on drilling and completion activity ultimately led to flattening of crude oil supply while global demand continued to rise in 2015 and early 2016. In the U.S., crude production fell as much as 11% from its peak in April 2015 to its low in September 2016. Recent agreements by OPEC and non-OPEC members to reduce their oil production quotas have provided upward momentum for West Texas Intermediate ("WTI") prices, which has increased more than 80% from $26.21 per barrel on February 11, 2016 to $47.97 per barrel as of March 24, 2017.

        In response to the improved expected financial returns generated by the recent increases in hydrocarbon prices, exploration & production companies have increased their capital spending on drilling and completion services in the second half of 2016, and as a result, demand for oilfield services activities and for proppants has improved. According to Baker Hughes' North American Rig Count, the number of active total drilling rigs in the U.S. increased from a low of 404 rigs as reported on May 27, 2016 to 809 active drilling rigs as reported on March 24, 2017.

        We believe North American onshore shale resources will continue to capture an increasing share of global capital spending on oil and gas resources as a result of their competitive positioning on the global cost curve and the relatively low level of reservoir, political and legal risk in North America, as compared to other regions. Therefore, if hydrocarbon prices stabilize at current levels or rise further, we expect to see increased drilling and completion activity and an increase in the use of proppants and improved pricing for activities across the oil and natural gas basins in North America.

Demand

        Well completion technologies which employ horizontal drilling and multi-stage fracturing (where multiple fractures are created within a single wellbore) have significantly increased the demand for proppant per well in recent years. These completion techniques have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. As a result, the percentage of active drilling rigs used to drill horizontal wells, which require significantly greater volumes of proppant than vertical wells, increased from 42% in 2009 to 69% in 2014, and as of March 24, 2017, the percentage of rigs drilling horizontal wells is 83% according to the Baker Hughes Rig Count.

        In addition to the increase in the number of horizontal drilling rigs, the growth in proppant demand is a result of the following factors:

  •
  the increase in length of the typical horizontal wellbore;

  •
  the increase in the number of fracturing stages per lateral foot in the typical completed horizontal wellbore; and

  •
  the increase in the volume of proppant used per fracturing stage.

        E&P companies continue to deploy new technologies for higher recoveries of hydrocarbons. The higher amounts of proppant per lateral foot and increased number of frac stages have resulted in higher oil and gas recovery rates. Improved drilling rig efficiency has been driven by the increase of pad drilling, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at a greater rate than overall rig count. An additional trend across North America is increasing well completion intensities leading to increased proppant demand by E&P companies. For example, in 2014 the average amount of proppant pumped into a new well in the U.S. was 6.5 million pounds. In 2016, the average amount of proppant per well was 12.4 million pounds. In a recent market report, Spears and Associates, a petroleum industry research firm estimated the average amount of proppant per well should rise to 18.0 million pounds per well by 2018. We believe that modern completion techniques will be a positive demand driver for the proppant industry going forward.

Supply

        A number of existing competitors have announced in-basin supply expansions and greenfield projects and we expect an increase in regional or in-basin supply given the lack of associated high transportation costs. According to Company estimates, these additional logistics costs result in an approximate $50 per ton lower CLAW for in-basin facilities as compared to Northern White frac sand. We believe that this lower CLAW will render Northern White frac sand as incremental supply in Texas, which is expected to become 53% of the total proppant market in 2018. In the Permian basin, the demand for sand proppants for 2017 is approximately 40 million tons, of which only 20% is sourced from in-basin supplies. According to Spears and Associates, PropTester and Company estimates, that demand is expected to increase to 52 million tons in 2018, with approximately 48% to be sourced from in-basin supplies. Similarly, the demand in the Eagle Ford shale is expected to increase from 14 million tons in 2017 to 18 million tons in 2018, with in-basin supplies expected to increase from approximately 39% to 66% over the same period.

        Nevertheless, there are several key constraints to increasing raw frac sand production on an industry-wide basis, including:

  •
  the difficulty of finding frac sand reserves that meet American Petroleum Institute ("API") specifications;

  •
  the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

  •
  the challenges of identifying reserves with the above characteristics that either can be directly transported via truck to oil and natural gas reservoirs or have rail access needed for low-cost transportation to major shale basins;

  •
  the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

  •
  local opposition to development of facilities, especially those that require the use of on-road transportation; and

  •
  the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Pricing

        We generally expect the price of raw frac sand to correlate with the level of completion activity for oil and natural gas. The willingness of E&P companies to engage in new completions is determined by a number of factors, the most important of which are the prevailing and projected prices of oil and natural gas, the cost to complete and operate a well, the availability and cost of capital and environmental and government regulations. We generally expect the level of completion activity to correlate with long-term trends in commodity prices. Similarly, oil and natural gas production levels nationally and regionally generally tend to correlate with completion activity. Sand is sold on a contract basis or through spot market pricing. Long-term take-or-pay contracts reduce exposure to fluctuations in price and provide predictability of volumes and price over the contract term. By contrast, the spot market provides direct access to immediate prices, with accompanying exposure to price volatility and uncertainty. For sand producers operating under stable long-term contract structures, the spot market can offer an outlet to sell excess production at opportunistic times or during favorable market conditions. We have witnessed in recent years that price concessions have been made to contract customers to reflect spot pricing, rather than a higher contracted price, due to prevailing market conditions to enable such customers to continue to purchase coated and uncoated sand from producers for their projects.

        The U.S. Bureau of Labor Statistics started tracking hydraulic frac sand as part of its Producer Price Index ("PPI") related to commodities in 2012. A chart of their Frac Sand PPI is below.

How We Generate Revenue

Sand Segment

        We derive our sand sales by mining, processing and distributing frac sand that our customers use in connection with the application of hydraulic fracturing techniques to oil and natural gas wells. While our customers currently take delivery of approximately 30% to 40% of sales volume at our facilities ("FOB Plant"), we expect that number will increase as we commence operations at our new in-basin sand plants, which will principally sell on an FOB basis. Pricing for such sales is based upon the cost of producing the product, volume sold and desired margin, subject to prevailing market conditions. For approximately 60% to 70% of our other regional frac sand plant sales volume, we manage the logistics of shipping frac sand directly from our facilities, principally by railcar, to terminals in the major oil and natural gas producing basins, and in some instances by truck directly to customer drilling locations ("Delivered"). We refer to this frac sand as delivered volumes. In the case of shipments to terminals, this provides our customers with readily available frac sand that can be picked up by truck from a site close to the wellhead. Pricing for such sales is based upon the cost of producing the product, volume sold, estimated logistics costs and desired margin, subject to prevailing market conditions. Once a sales price has been set for a particular delivered sales transaction, we bear any fluctuations in estimated logistics costs. Our sand revenues fluctuate based on a number of factors, including the volume of product we transport, the mode of transportation utilized, the distance between our plants and customers and the mode of transloading and storage utilized at the destination. We generate these sales based on spot pricing for FOB Plant and delivered volumes, and fixed prices for contracted customers for FOB Plant volumes. In recent years, we have provided price concessions for contract customers due to prevailing market conditions that allow our customers to have adequate well economics and allow us to maintain or increase plant utilization.

        We sell our products primarily under supply agreements with customers in the oil and natural gas proppants market that are designed to provide a framework to do business and establish long-term customer relationships. These supply agreements obligate our customers to purchase a minimum threshold of sand each year and may provide us with certain remedies should a customer fail to purchase the minimum threshold commitment, including customary termination rights. Under certain of our agreements, the customer is required to pay us an amount designed to compensate us, in part, for lost margins. If we are unable to deliver volumes that are requested pursuant to a purchase order, we may also be required to pay a fee designed to compensate the buyer, in part, for the shortfall. We also enter into percentage-of-demand supply agreements pursuant to which customers are required to use commercially reasonable efforts to purchase a volume equal to a specified percentage of our customer's total annual frac sand consumption in a given marketplace, and we are required to use our commercially reasonable efforts to supply any accepted purchase orders of such sand. Our new in-basin facilities may have both take-or-pay supply agreements with established pricing and percentage-of-demand supply agreements.

Coated Technology Segment

        We derive our coated technology sales from coating raw sand with proprietary chemical formulations at our coating facilities and distributing to customers for use in connection with the application of hydraulic fracturing techniques to oil and natural gas wells. Our sales are primarily sold through our terminals located in the basins in which they serve. Our coated technology sales are primarily on a spot basis through our in-basin terminal network.

        Prices for both the Sand and Coated Technology Segments are established either through existing contract pricing or through spot market pricing determined by local market dynamics. Our contract pricing is generally a set price with index-based escalators (i.e. WTI pricing). We believe the price of sand will correlate to the level of horizontal well completion activity; however, the market will be focused on suppliers with the lowest CLAW.

Costs of Conducting Our Business

        The principal expenses that we incur in operating our business are transportation and related logistics, chemical, fuel and maintenance, labor, utility and royalty costs.

        Customers take delivery of purchased product when it is loaded on railcars or trucks at our facilities for approximately 20% to 30% of our sales volume. As a result, we generally do not incur transportation or related logistics expenses on those sales volumes. For the remainder of our sales volumes, we manage the logistics of shipping frac sand directly from our facilities to the delivery point and incur transportation and related logistics costs. These costs fluctuate based on a number of factors, including the volume of product we transport, the mode of transportation utilized, the distance between our plants and the delivery point and the mode of transloading and storage utilized at the destination. Transportation and related logistics costs represented approximately 41% and 45% of operating expenses for the three months ended March 31, 2017 and 2016, respectively, and approximately 41% and 45% of operating expenses for the years ended December 31, 2016 and 2015, respectively.

        We incur labor costs associated with employees at our processing facilities that convert raw frac sand to finished product. Plant labor costs represented approximately 9% and 8% of operating expenses for the three months ended March 31, 2017 and 2016, respectively, and approximately 9% and 7% of operating expenses for the years ended December 31, 2016 and 2015, respectively. We do not currently employ any union plant labor.

        We incur diesel fuel costs in connection with the sand excavation activities at our mine locations. Our facilities and equipment also require periodic scheduled maintenance to ensure efficient operation and to minimize downtime. Combined fuel and maintenance costs represented approximately 8% and 7% of operating expenses for the three months ended March 31, 2017 and 2016, respectively, and approximately 8% of operating expenses for the years ended December 31, 2016 and 2015.

        We incur chemical costs, purchased from third-party suppliers, associated with coating of raw sand at our production facilities. These costs will generally fluctuate based upon the amount of production volume sold and the individual chemical costs of the specific product sold. Chemical costs represented approximately 3% and 1% of operating expenses for the three months ended March 31, 2017 and 2016, respectively, and approximately 3% of operating expenses for the years ended December 31, 2016 and 2015.

        We also incur utility costs, primarily related to natural gas, propane and electricity, in connection with the operation of our processing facilities. These utility costs, which are susceptible to price fluctuations, represented approximately 3% and 2% of operating expenses for the three months ended

March 31, 2017 and 2016, respectively, and approximately 3% and 2% of operating expenses for the years ended December 31, 2016 and 2015, respectively.

        We incur royalty costs in connection with our sand reserves on leased properties, whereby we pay royalties to third parties ranging from $0.43 to $1.40 per ton of sand removed from our mines. Royalty costs represented 1% and less than 1% of operating expenses for the three months ended March 31, 2017 and 2016, respectively, and less than 1% for the years ended December 31, 2016 and 2015.

        Transportation and related logistics, chemical, fuel and maintenance, labor, utility and royalty costs are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold. We do not have contracted pricing for delivery. Pricing for such sales is based upon the cost of producing the product, volume sold, estimated logistics costs and desired margin, subject to prevailing market conditions. Once a sales price has been set for a particular delivered sales transaction, we bear any fluctuations in estimated logistics costs.

How We Evaluate Our Operations

        Our management uses a variety of financial and operating metrics to analyze our performance. We view these metrics as significant factors in assessing our operating results and intend to review these measurements frequently for consistency and trend analysis. These metrics include tons sold, average sales price ("ASP") per ton, segment contribution margin and Adjusted EBITDA:

Segment Contribution Margin

        We define Segment Contribution Margin as net sales less cost of goods sold that are directly attributable to each business segment. Segment Contribution Margin does not include certain operating costs directly or indirectly associated with operations of each business segment, such as depreciation, depletion and amortization, selling, general and administrative expenses and other costs. This metric is used as a supplemental financial and operating measure by our management and external users of our financial statements, such as research analysts, investors, lenders and others, to assess the performance of our assets without regard to the impact of their historical cost basis or corporate overhead.

Adjusted EBITDA

        We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) plus interest income and expense, income taxes, depreciation, depletion and amortization expense, changes in fair market value of debt and other non-cash income or charges that are unusual and that we do not consider in our evaluation of ongoing operating performance. Adjusted EBITDA is used as a supplemental financial measure by our management and external users of our financial statements, such as research analysts, investors, lenders and others, to assess, among other things:

  •
  our debt compliance. Adjusted EBITDA is a key component of covenants to our current debt agreements;

  •
  the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

  •
  the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities; and

  •
  our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

        Please read "Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures" for a further discussion of Adjusted EBITDA.

Note Regarding Non-GAAP Measures

        Total Segment Contribution Margin and Adjusted EBITDA are not financial measures presented in accordance with U.S. GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP measures. You should not consider Total Segment Contribution Margin or Adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Because Total Segment Contribution Margin and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Factors Impacting Comparability of Our Financial Results

        Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

        Capacity expansion.    Construction to expand the annual capacity of our coating facility in Genoa, Nebraska by 1.1 million tons, to a total annual capacity of 1.4 million tons, is underway, and is expected to be completed by the third quarter of 2017. Also, we are in the process of developing new in-basin regional sand facilities, consisting of our Monahans and Kermit, Texas facilities located in the Permian basin, and our Atascosa facility located in the Eagle Ford shale. The Atascosa facility, which will have annual sand processing capacity of 3.0 million tons, and the Monahans facility, which will have annual sand processing capacity of 3.3 million tons, are expected to commence operations during the first quarter of 2018, while the Kermit facility, which will have annual sand processing capacity of 3.3 million tons, is expected to commence operations during the second quarter of 2018.

        Additional operating expenses as a publicly traded corporation.    We expect to incur an additional $3.0 million to $4.0 million in additional operating expenses as a publicly traded corporation related to the following:

  •
  legal and other expenses associated with compliance under the Exchange Act;

  •
  incremental audit fees;

  •
  registrar and transfer agent fees;

  •
  investor relations and reporting; and

  •
  incremental director and officer insurance costs and compensation.

        Indebtedness Repayment.    We intend to cause Preferred Proppants to use a portion of the proceeds from this offering to repay a significant amount of their indebtedness. In addition, to the extent the Second Lien Notes are not repaid with proceeds from this offering, the remaining Second Lien Notes will be contributed to (a) us in exchange for shares of Class A common stock or (b) Preferred Proppants in exchange for Preferred Proppants Units. As a result, our interest expense will be significantly reduced following this offering.

        Non-Controlling Interest.    In connection with the reorganization transactions, we will be appointed as the sole managing member of Preferred Proppants pursuant to Preferred Proppants' limited liability company agreement. As we will manage and operate the business and control the strategic decisions and day-to-day operations of Preferred Proppants and will also have a substantial financial interest in them, we will consolidate their financial results. Because there will be a significant non-controlling interest held by the Preferred Proppants Post-IPO Members following this offering, a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Preferred Proppants Post-IPO Members to a portion of Preferred Proppants' net income (loss). We will hold approximately        % of the outstanding Preferred Proppants Units (or approximately        % of

the outstanding Preferred Proppants Units if the underwriters exercise their option to purchase additional shares in full), and the remaining Preferred Proppants Units will be held by the Preferred Proppants Post-IPO Members.

        Provision for Income Taxes.    Our business was historically operated through a limited liability company that was treated as a partnership for U.S. federal income tax purposes, and as such most of our income was not subject to U.S. federal and certain state income taxes. Our income tax expense for historical periods reflects taxes payable by certain of our non-U.S. subsidiaries. Prior to the completion of this offering, as a result of the reorganization transactions, we will become subject to U.S federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to the Company's controlling interest in Preferred Proppants.

Results of Operations

        Our Company has the following two reportable segments:

  •
  Sand.  The Sand segment focuses on mining, processing and distributing frac sand sold under supply agreements to oil and natural gas customers in connection with hydraulic fracturing of oil and natural gas wells.

  •
  Coated Technology.  The Coated Technology segment focuses on manufacturing and distributing coated sand sold to oil and natural gas customers in connection with hydraulic fracturing of oil and natural gas wells.

        Each segment derives revenue from the sale of their respective products or services. We measure segment performance by Segment Contribution Margin, which we define as net sales less cost of goods sold that are directly attributable to each business segment. Segment Contribution Margin does not include certain operating costs directly or indirectly associated with the operations of each business segment, such as depreciation, depletion and amortization, selling, general and administrative expenses and other costs. For more information, see "—How We Evaluate Our Operations."

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016 (Unaudited)

        The following table displays our net sales and volumes by reportable segment for the three months ended March 31, 2017 and 2016 (unaudited, in thousands):

	For the Three Months Ended March 31,
	2017	2016
Average sales price (per ton):
Sand segment	$68	$68
Coated Technology segment	193	227
Tons sold:
Sand segment	684	562
Coated Technology segment	67	38

Total tons sold	751	600

Net sales:
Sand segment	$46,790	$38,155
Coated Technology segment	13,024	8,624
Other segment	—	660

Total net sales	$59,814	$47,439

Cost of goods sold (excluding depreciation, depletion and amortization):
Sand segment	$39,943	$40,177
Coated Technology segment	9,778	8,617
Other segment	—	113

Total cost of goods sold (excluding depreciation, depletion and amortization)	$49,721	$48,907

Contribution margin:
Sand segment	$6,847	$(2,022)
Coated Technology segment	3,246	7
Other segment	—	547

Total segment contribution margin	$10,093	$(1,468)

Net sales

        Net sales increased $12.4 million, or 26%, to $59.8 million for the three months ended March 31, 2017 from $47.4 million for the three months ended March 31, 2016. The increase was driven largely by a volume increase of 0.2 million tons, to 0.8 million tons during the three months ended March 31, 2017 from 0.6 million tons for the three months ended March 31, 2016.

        Sand.    Net sales from our Sand segment increased $8.6 million, or 23%, to $46.8 million for the three months ended March 31, 2017 from $38.2 million for the three months ended March 31, 2016. The increase was driven by a 0.1 million increase in tons sold, or 22%, to approximately 0.7 million tons sold for the three months ended March 31, 2017 from 0.6 million tons sold for the three months ended March 31, 2016. The increase in tons sold is largely due to higher proppant demand stemming from an improvement in market conditions between periods. We generate sales based on spot pricing and fixed prices for contracted customers. In recent years, we have made price concessions to contract customers to reflect spot pricing, rather than a higher contracted price, due to prevailing market conditions to enable such customers to continue to purchase sand at prices that allow them to have adequate well economics while allowing us to maintain or increase plant utilization.

        Coated Technology.    Net sales from our Coated Technology segment increased $4.4 million, or 51%, to $13.0 million for the three months ended March 31, 2017 from $8.6 million for the three months ended March 31, 2016. The increase was largely driven by a 76% increase in tons sold due to higher proppant demand stemming from an improvement in market conditions between periods and further customer adoption of our FloPRO™ product, offset by a decrease in the ASP of $34 per ton, or 15%, to $193 per ton in 2017 from $227 per ton in 2016 due to product mix.

Cost of Goods Sold (Excluding Depreciation, Depletion and Amortization)

        Total cost of goods sold (excluding depreciation, depletion and amortization) increased $0.8 million, or 2%, to $49.7 million for the three months ended March 31, 2017 from $48.9 million for the three months ended March 31, 2016. This was principally due to an increase in tons sold due to improvement in market conditions between periods. On a per ton basis, cost of goods sold decreased between periods as an increase in production due to higher proppant demand led to production cost efficiencies at our facilities, coupled with favorability in transportation and related logistics costs driven by higher utilization of our leased rail car fleet, renegotiated contract pricing with our vendors and favorable mix on origin and destination pairings on delivered sales. We do not have contracted pricing for delivery. Pricing for such sales is based upon the cost of producing the product, volume sold, estimated logistics costs and desired margin, subject to prevailing market conditions. Once a sales price has been set for a particular delivered sales transaction, we bear any fluctuations in estimated logistics costs. Pricing is based on the cost to deliver the product to the customer plus our desired margin. Once a sales price has been set for a particular transaction, we bear any short-term price fluctuations.

        Sand.    Cost of goods sold decreased $0.3 million, or 1%, to $39.9 million for the three months ended March 31, 2017 from $40.2 million for the three months ended March 31, 2016. This decrease is attributable to the factors described above.

        Coated Technology.    Cost of goods sold increased $1.2 million, or 14%, to $9.8 million for the three months ended March 31, 2017 from $8.6 million for the three months ended March 31, 2016. This increase is due to the factors described above as well as product mix.

Depreciation, depletion and amortization

        Depreciation, depletion and amortization expense decreased $0.5 million, or 4%, to $10.9 million for the three months ended March 31, 2017 from $11.4 million for the three months ended March 31, 2016. The decrease was primarily due to activities that occurred during 2016 including asset impairments, equipment disposals and a business divestiture. During the first quarter of fiscal year 2017, we identified and corrected a cumulative prior period error that originated in fiscal year 2011 whereby depletion expense was understated and inventories were overstated. The cumulative prior period error was a result of incorrectly capitalizing depletion of our mineral reserves to raw material and work in process inventories. The out-of-period correction resulted in an increase in depletion expense of $1.4 million for the three-month period ended March 31, 2017, of which $0.4 million and $0.3 million related to fiscal years 2016 and 2015, respectively, and $0.7 million related to fiscal years prior to 2015.

Selling, General and Administrative Expense

        Selling, general and administrative expense decreased $2.0 million, or 23%, to $6.6 million for the three months ended March 31, 2017 from $8.6 million for the three months ended March 31, 2016. The decrease in selling, general and administrative expense was primarily due to a decrease in employee-related costs related to a reduction in headcount between periods and the sale of a subsidiary,

NavPort LLC, during 2016. Additionally, the Company recognized a $0.7 million provision for doubtful accounts during the three months ended March 31, 2016 for a specific customer entering bankruptcy proceedings.

Impairment of Goodwill, Long-Lived Assets and Intangibles

        Impairment of goodwill, long-lived assets and intangibles decreased $0.2 million, or 100%, to $0 million for the three months ended March 31, 2017 from $0.2 million for the three months ended March 31, 2016. During 2016, the Company recorded an asset impairment charge of $0.2 million related to the abandonment of a plant expansion project in Genoa, Nebraska. The impairment charge relates to the Company's Coated Technology segment.

Other Operating Expenses

        Other operating expenses increased $6.2 million, or 344%, to $8.0 million for the three months ended March 31, 2017 from $1.8 million for the three months ended March 31, 2016. This increase was due principally to legal and professional fees associated with the pursuit of business expansion opportunities in Texas and costs associated with this offering.

Interest Expense

        Interest expense increased $6.2 million, or 31%, to $26.1 million for the three months ended March 31, 2017 from $19.9 million for the three months ended March 31, 2016. The increase was primarily due to an increased debt balance on the First Lien Term Loan and Second Lien Notes due to quarterly PIK interest elections resulting in additional interest expense of $3.4 million between periods. In addition, the First Lien Term Loan amendment in late September 2016 provided for $75.0 million of additional debt under the First Lien Term Loan also at 15%, adding an incremental $2.9 million of interest expense during the first quarter of 2017 and increased the interest rate by 2% on a portion of the First Lien Term Loan.

Change in Fair Value of Debt

        Change in fair value of debt reflected a period-over-period unfavorable impact of $236 million, to a loss of $153.6 million for the three months ended March 31, 2017 from a gain of $82.4 million for the three months ended March 31, 2016. We have elected to recognize the First Lien Term Loan, the ABL Facility and the Second Lien Notes based upon their fair values. The change in the fair value of debt was the result of declining spreads observed in the oil and gas industry, an increase in trading multiples of public comparable companies given the outlook for the market and industry, and the probabilities of potential capital transactions in conjunction with both an expected takeout scenario within three months and stated maturity. Valuations are performed by a third-party specialist on a quarterly basis to determine the fair value.

Other Expense

        Other expense decreased $1.3 million, or 93%, to $0.1 million for the three months ended March 31, 2017 from $1.4 million for the three months ended March 31, 2016. The decrease is primarily attributable to lower foreign currency transaction losses for the three months ended March 31, 2017 than for the three months ended March 31, 2016.

Income Tax Benefit (Expense)

        Prior to this offering, we, with the consent of our sole managing member, have elected to be taxed under the sections of the federal and state income tax laws which provide that, in lieu of corporation taxes, the sole managing member separately accounts for its pro-rata share of our items of income, deductions, losses and credits. A tax provision has been provided for those specific jurisdictions that tax us at the entity level and not our member. As a result, we have prepared an income tax provision for our activities in Canada for which we are subject to income taxes as well as for our activities in Texas for which are subject to a gross margin tax.

        Income tax expense increased $0.1 million, to $0.1 million for the three months ended March 31, 2017 from less than $0.1 million income tax expense for the three months ended March 31, 2016. The Company's income tax expense for these periods is solely related to local income taxes in certain jurisdictions.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        The following table displays our net sales and volumes by reportable segment for the years ended December 31, 2016 and 2015 (in thousands):

	For the Years Ended December 31,
	2016	2015
Average sales price (per ton):
Sand segment	$75.18	$98.10
Coated Technology segment	205.41	348.47
Tons sold:
Sand segment	1,849	2,854
Coated Technology segment	153	166

Total tons sold	2,002	3,020

Net sales:
Sand segment	$139,017	$279,976
Coated Technology segment	31,427	57,846
Other segment	1,368	1,602

Total net sales	$171,812	$339,424

Cost of goods sold (excluding depreciation, depletion and amortization):
Sand segment	$125,849	$224,172
Coated Technology segment	34,216	50,997
Other segment	255	288

Total cost of goods sold (excluding depreciation, depletion and amortization)	$160,320	$275,457

Contribution margin:
Sand segment	$13,168	$55,804
Coated Technology segment	(2,789)	6,849
Other segment	1,113	1,314

Total segment contribution margin	$11,492	$63,967

Net sales

        Net sales decreased $167.6 million, or 49%, to $171.8 million for the year ended December 31, 2016 from $339.4 million for the year ended December 31, 2015. The decrease was driven largely by a volume decrease of 1.0 million tons, to 2.0 million tons in 2016 from 3.0 million tons in 2015, as well as a decrease in ASP per ton.

        Sand.    Net sales from our Sand segment decreased $141.0 million, or 50%, to $139.0 million for the year ended December 31, 2016 from $280.0 million for the year ended December 31, 2015. The decrease was driven by a 1.0 million decrease in tons sold, or 35%, to approximately 1.8 million tons sold for the year ended December 31, 2016 from 2.9 million tons sold for the year ended December 31, 2015 as well as a decrease in ASP of $23 per ton. The decreases in tons sold and ASP are largely due to lower proppant demand stemming from deterioration in market conditions between periods. During the year ended December 31, 2016, we recognized a gain on settlement of customer contracts of $16.3 million due to two contract termination payments pertaining to future contract periods. We classify amounts collected from customers for settlement of future purchase commitments under existing supply contracts as net sales. We generate sales based on spot pricing and fixed prices for contracted customers. In recent years, we have made price concessions to contract customers to reflect spot pricing, rather than a higher contracted price, due to prevailing market conditions to enable such customers to continue to purchase sand at prices that allow them to have adequate well economics while allowing us to maintain or increase plant utilization.

        Coated Technology.    Net sales from our Coated Technology segment decreased $26.4 million, or 46%, to $31.4 million for the year ended December 31, 2016 from $57.8 million for the year ended December 31, 2015. The decrease was largely driven by a decrease in ASP of $143 per ton, or 41%, to $205 per ton in 2016 from $348 per ton in 2015. The decrease in ASP was largely due to lower proppant demand stemming from deterioration in market conditions between periods.

Cost of Goods Sold (Excluding Depreciation, Depletion and Amortization)

        Total cost of goods sold (excluding depreciation, depletion and amortization) decreased $115.1 million, or 42%, to $160.3 million for the year ended December 31, 2016 from $275.5 million for the year ended December 31, 2015. This was principally due to a decrease in Sand cost of goods sold, driven mainly by a decrease in tons sold due to deterioration in market conditions between periods and lower logistics costs due to efforts to reduce rail fleet size and lower rail and transloading costs. Total cost of goods sold decreased $11 per ton to $80 per ton for the year ended December 31, 2016 from $91 per ton for the year ended December 31, 2015, which was driven by an $8 per ton decrease in logistics costs due to the aforementioned efforts to reduce rail fleet size and transloading costs during the year ended December 31, 2016. We do not have contracted pricing for delivery. Pricing for such sales is based upon the cost of producing the product, volume sold, estimated logistics costs and desired margin, subject to prevailing market conditions. Once a sales price has been set for a particular delivered sales transaction, we bear any fluctuations in estimated logistics costs. Pricing is based on the cost to deliver the product to the customer plus our desired margin. Once a sales price has been set for a particular transaction, we bear any short-term price fluctuations.

        Sand.    Cost of goods sold decreased $98.3 million, or 44%, to $125.8 million for the year ended December 31, 2016 from $224.1 million for the year ended December 31, 2015. This was due to a decrease of 1.0 million tons of sand delivered through our U.S. terminal network for the year ended December 31, 2016, resulting in decreased transportation and related logistics costs of $69.0 million and a $29.3 million decrease in manufacturing costs due to decreased volume from deterioration in market conditions.

        Coated Technology.    Cost of goods sold decreased $16.8 million, or 33%, to $34.2 million for the year ended December 31, 2016 from $51.0 million for the year ended December 31, 2015. The decrease in both manufacturing and logistics costs was due to a decrease in sales volume of 13,000 tons, to 153,000 tons sold for the year ended December 31, 2016 from 166,000 tons sold for the year ended December 31, 2015. Additionally, there was a significant decrease in Coated Technology products manufactured at remote facilities during 2016 which carried higher transportation costs. Cost of goods sold also reflected a $1.7 million increase in inventory impairment costs during 2016 as compared to 2015.

Depreciation, depletion and amortization

        Depreciation, depletion and amortization expense decreased $5.0 million, or 13%, to $32.3 million for the year ended December 31, 2016 from $37.3 million for the year ended December 31, 2015. The decrease was primarily due to decline in the property, plant and equipment balance, particularly in mobile equipment.

Selling, General and Administrative Expense

        Selling, general and administrative expense decreased $11.1 million, or 32.3%, to $23.3 million for the year ended December 31, 2016 from $34.4 million for the year ended December 31, 2015. The decrease in selling, general and administrative expense was primarily due to a $3.9 million decrease in professional fees and a $4.4 million decrease in employee-related costs due principally to a reduction in year-over-year headcount. We also sold NavPort LLC, our subsidiary, during 2016, which resulted in an additional $1.1 million year over year reduction in selling general and administrative expense between periods.

Impairment of Goodwill, Long-Lived Assets and Intangibles

        Impairment of goodwill, long-lived assets and intangibles decreased $18.9 million, or 61%, to $12.2 million for the year ended December 31, 2016 from $31.2 million for the year ended December 31, 2015. During 2016, the Company recorded an asset impairment charge of $11.0 million related to its Bloomer, Wisconsin facility (representing the entire book value of its property, plant and equipment, leasehold interests and certain capitalized overburden removal costs), driven by uncertainty in future demand for the plant's work in process inventory. The impairment charge relates to the Company's Sand segment. During 2015, the Company recorded an asset impairment charge of $20.4 million to fully impair the goodwill of its Genoa, Nebraska and Blair, Wisconsin facilities, driven by reduced projected future cash flows primarily attributable to a revised outlook for oil and natural gas pricing and its impact on the demand for and price of the products and services of the facilities. The Company also recorded an asset impairment charge of $6.9 million during 2015 related to the permanent abandonment of its plans to construct new facilities in Auburn, Wisconsin and Bloomer, Wisconsin. The impairment charges recorded in 2015 relate to the Company's Sand segment.

Other Expenses

        Other expenses of $9.8 million for the year ended December 31, 2016 reflected an unfavorable year-over-year impact of $7.9 million compared with $1.9 million for the year ended December 31, 2015. This increase was due principally to a $4.8 million increase in transaction related expenses due to legal and other professional fees associated with debt restructuring, due diligence activities and ongoing legal matters and $2.2 million of expenses recognized in 2014 that were reversed in 2015 related to a favorable tax determination related to mining taxes.

Interest Expense

        Interest expense increased $12.2 million, or 16%, to $86.9 million for the year ended December 31, 2016 from $74.7 million for the year ended December 31, 2015. The increase was primarily due to the increased debt balance of the Second Lien Notes due to quarterly PIK interest elections. The Second Lien Notes average balance was $396.0 million for the year ended December 31, 2016 verses an average of $342.0 million for the year ended December 31, 2015. The interest rate on the Second Lien Notes remained constant at 15%. The debt amendment in late September 2016 provided for $75.0 million of additional debt under the First Lien Term Loan also at 15%, adding an incremental $2.8 million of interest expense during the fourth quarter of 2016 as well as increasing the interest rate on the B-2 portion of the First Lien Term Loan by 2%, resulting in an additional $1.1 million of interest expense in the fourth quarter of 2016.

Change in Fair Value of Debt

        Change in fair value of debt reflected a year over year unfavorable impact of $539.5 million, to a loss of $145.2 million for the year ended December 31, 2016 from a gain of $394.3 million for the year ended December 31, 2015. We have elected to recognize the First Lien Term Loan, the ABL Facility and the Second Lien Notes based upon their fair values. The change in the fair value of debt was the result of declining spreads observed in the oil and gas industry and an increase in trading multiples of public comparable companies given the outlook for the market and industry. Valuations are performed by a third-party specialist on a quarterly basis to determine the fair value.

Other Income

        Other income reflected a year-over-year favorable impact of $8.3 million, to $10.8 million for the year ended December 31, 2016 from $2.5 million for the year ended December 31, 2015. During the year ended December 31, 2016, the Company recognized a gain on the sale of NavPort, LLC, our subsidiary, of $8.1 million, as well as received sales and other tax incentive refunds from various municipalities for $2.8 million. During the year ended December 31, 2015, the Canadian dollar weakened, generating a foreign currency transaction gain of $2.1 million.

Income Tax Benefit (Expense)

        Prior to this offering, we, with the consent of our sole managing member, have elected to be taxed under the sections of the federal and state income tax laws which provide that, in lieu of corporation taxes, the sole managing member separately accounts for its pro-rata share of our items of income, deductions, losses and credits. A tax provision has been provided for those specific jurisdictions that tax us at the entity level and not our member. As a result, we have prepared an income tax provision for our activities in Canada for which we are subject to income taxes as well as for our activities in Texas for which are subject to a gross margin tax.

        Income taxes reflected a year-over-year favorable impact of $0.5 million, to an income tax benefit of $0.1 million for the year ended December 31, 2016 from $0.4 million income tax expense for the year ended December 31, 2015. The Company's income tax expense for these periods is solely related to local income taxes in certain jurisdictions.

Liquidity and Capital Resources

Liquidity

        Following the consummation of this offering, our principal liquidity requirements will be to fund capital expenditures, including our three new in-basin facilities and acquisition activity, and to meet working capital needs and debt service requirements. We expect our principal sources of liquidity will be cash on hand (including proceeds from this offering available for working capital and general corporate purposes, which may include construction of our three new in-basin facilities), cash generated by our operations and borrowings under our asset-backed revolving credit facility that we expect to enter into after the consummation of this offering. We believe that cash on hand and generated from these sources will be sufficient to meet our short-term working capital and long-term capital expenditure requirements for at least the next twelve months. Please read "—Cash Flows," "—Capital Expenditures" and "—Indebtedness Following the Consummation of this Offering" for a further discussion of our liquidity.

Tax Receivable Agreements

        Generally, we are required under the tax receivable agreements described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" to make payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders that are generally equal to

85% of the applicable cash tax savings, if any, that we actually realize as a result of favorable tax attributes that will be available to us as a result of the reorganization transactions, payments made under the tax receivable agreements and, to the extent the underwriters exercise their option to purchase additional shares, purchases of shares of Class A common stock or Preferred Proppants Units and corresponding shares of Class B common stock. We will retain the remaining 15% of these cash tax savings. We expect, based on certain assumptions, that future payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders in respect of the Mergers and, to the extent the underwriters exercise their option to purchase additional shares, purchases of shares of Class A common stock or Preferred Proppants Units and corresponding shares of Class B common stock described in "Organizational Structure—The Reorganization Transactions" will aggregate to approximately $             million and range from approximately $             million to $             million per year over the next 15 years (or approximately $             million in the aggregate, ranging from approximately $             million to $             million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Subject to the discussion in the following paragraph below, such payments will occur only after the Company has filed its U.S. federal and state income tax returns and realized the cash tax savings from the favorable tax attributes. The first payment would be due after the filing of the Company's tax return for the year ended December 31, 2017, which is due March 15, 2018, but the due date can be extended until September 15, 2018. Future payments under the tax receivable agreements in respect of future exchanges of Preferred Proppants Units and corresponding shares of Class B common stock for shares of Class A common stock would be in addition to these amounts. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries. To the extent we are unable to make payments under the agreements for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us), under the terms of the tax receivable agreements such payments will be deferred and accrue interest until paid. If we are unable to make payments due to insufficient funds despite using reasonable best efforts to obtain funds to make such payments, such payments may be deferred indefinitely while accruing interest at a per annum rate of LIBOR plus 500 basis points (or LIBOR plus 100 basis points if we have insufficient funds due to limitations imposed by credit agreements in effect as of the date of the tax receivable agreements). These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made.

        Under the tax receivable agreements, as a result of certain types of transactions and other factors, including a transaction resulting in a change of control, we may also be required to make payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders in amounts equal to the present value of future payments we are obligated to make under the tax receivable agreements. If the payments under the tax receivable agreements are accelerated, we may be required to raise additional debt or equity to fund such payments. To the extent that we are unable to make payments under the tax receivable agreements for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us), under the terms of the tax receivable agreements such payments will be deferred and will accrue interest until paid. If we are unable to make payments due to insufficient funds despite using reasonable best efforts to obtain funds to make such payments, such payments may be deferred indefinitely while accruing interest at a per annum rate of LIBOR plus 500 basis points (or LIBOR plus 100 basis points if we have insufficient funds due to limitations imposed by credit agreements in effect as of the date of the tax receivable agreements). These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made. For a full description of the tax receivable agreements, see "Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay the Preferred Proppants Post-IPO Members and certain KKR Equityholders for certain tax benefits we may claim, and the amounts we may pay could be significant" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements.

Capital Requirements

        For the year ending December 31, 2017, we have forecasted $196.5 million in maintenance, replacement and expansion capital expenditures, including our three new in-basin facilities and the related Project Financing.

Working Capital

        Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. The following table presents the components of our working capital as of March 31, 2017 and December 31, 2016 and 2015 (in thousands):

		December 31,
	March 31, 2017
		2016	2015
Current assets
Cash	$38,003	$71,071	$42,928
Accounts receivable, net	36,034	23,928	23,382
Inventories, net	25,265	27,701	37,004
Prepaid expenses and other current assets	4,390	1,934	6,030

Total current assets	103,692	124,634	109,344

Current liabilities
Accounts payable	13,426	8,292	5,439
Accrued liabilities	30,332	23,838	21,896
Current portion of debt and capital lease obligations	5,362	4,759	7,342

Total current liabilities	49,120	36,889	34,677

Working capital	$54,572	$87,745	$74,667

        Our working capital was $54.6 million at March 31, 2017 compared with $87.7 million at December 31, 2016. The decrease was the result of $33.1 million decrease in cash, a $2.4 million decrease in inventories, a $5.1 million increase in accounts payable, a $6.5 million increase in accrued liabilities and a $0.6 million increase in the current portion of debt and capital lease obligations, offset by a $12.1 million increase in accounts receivable and a $2.5 million increase in prepaid expenses and other current assets. The decrease in cash was due to cash used in operating activities of $14.4 million primarily due to an increase in accounts receivable, and cash used in investing activities of $18.7 million primarily related to capital expenditures. The increase in accounts receivable was due to higher sales related to improving market conditions. The decrease in inventory was primarily due to depletion of work in process inventory at certain plants due to winter shut down. The increase in prepaid expenses and other current assets was primarily due to deferred costs associated with this offering. The increase in accounts payable primarily is due to increased operational expenditures as well as new costs incurred related to due diligence efforts in pursuit of business expansion opportunities in Texas. The increase in accrued liabilities is primarily due to professional fees related to the initial public offering and business development activities. The increase in current portion of debt and capital lease obligations is due to the completion of a $0.6 million principal amortization holiday on the First Lien Term Loan after September 30, 2017.

        Our working capital was $87.7 million at December 31, 2016 compared with $74.7 million at December 31, 2015. The increase was principally the result of $28.1 million increase in cash and a

$2.6 million decrease in the current portion of debt and capital lease obligations, partially offset by a $9.3 million decrease in inventories, a $4.1 million decrease in prepaid expenses and other current assets, and a $2.9 million increase in accounts payable. The increase in cash was due to the increase in borrowings under the First Lien Term Loan during the year ended December 31, 2016. Current portion of debt and capital lease obligations decreased due to the shift of First Lien Term Loan amortization payments from short-term to long-term due to a First Lien Term Loan amendment in September 2016.

        Inventories decreased principally due to a $5.4 million decrease in finished goods, a $2.6 million decrease in in raw material and a $0.3 million decrease in work in process inventory. These decreases were associated with management's efforts to lower inventory levels associated with lower proppant demand stemming from deterioration in market conditions between periods. Prepaid expenses and other current assets decreased primarily due to a prepayment of an insurance premium that was subsequently financed.

Cash Flows

        The following table sets forth our cash flows for the periods indicated below (in thousands):

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2017	2016	2016	2015
Net cash provided by (used in) provided by:
Operating activities	$(14,387)	$(1,484)	$(20,173)	$30,141
Investing activities	(18,744)	(2,057)	3,727	(24,925)
Financing activities	155	(11,491)	44,422	19,950
Effect of exchange rate changes	(92)	254	167	(2,089)

Net (decrease) increase in cash	$(33,068)	$(14,778)	$28,143	$23,077

Operating Activities

        Net cash used in operating activities was $14.4 million for the three months ended March 31, 2017 compared with $1.5 million for the three months ended March 31, 2016, which reflects a year over year unfavorable impact of $12.9 million. This change was due to an $8.4 million increase in net income excluding non-cash income and expenses, offset by a $21.3 million unfavorable change in operating assets and liabilities. The $8.4 million increase in net income excluding non-cash income and expenses was principally due to a $11.6 million increase in net sales less the associated cost of goods sold and a $2.0 million decrease in selling, general and administrative expenses, partially offset by a $6.2 million increase in other operating expenses due principally to legal and professional fees associated with the pursuit of business expansion opportunities in Texas and the initial public offering. The increase in net sales, less the associated cost of goods sold, was largely due to higher proppant demand stemming from an improvement in market conditions between periods.

        The $21.3 million unfavorable change in operating assets and liabilities was principally due to unfavorable changes in accounts receivable of $14.0 million, inventories of $6.8 million and prepaid expenses and other current assets of $5.7 million, partially offset by favorable changes in accounts payable and accrued liabilities of $5.2 million. The unfavorable changes in accounts receivable and inventories and the favorable changes in accounts payable and accrued liabilities were principally due to higher proppant demand stemming from an improvement in market conditions between periods. The unfavorable change in prepaid expenses and other assets was principally due to timing of payments and deferred costs associated with this offering.

        Net cash used in operating activities was $20.2 million for the year ended December 31, 2016 compared with net cash provided by operating activities of $30.1 million for the year ended

December 31, 2015, which reflects a year-over-year unfavorable impact of $50.3 million. This change was due to a $39.2 million decrease in net income excluding non-cash income and expenses and a $11.1 million unfavorable change in operating assets and liabilities. The $39.2 million decrease in net income excluding non-cash income and expenses was principally due to a decline in net sales, less the associated cost of goods sold, of $52.5 million, partially offset by a $16.3 million gain on the settlement of customer contracts during 2016 and an $11.1 million decrease in selling, general and administrative expenses between periods. The decrease in net sales, less the associated cost of goods sold, was due to lower proppant demand stemming from deterioration in market conditions between periods. The $11.1 million unfavorable change in operating assets and liabilities was principally due to unfavorable changes in accounts receivable of $44.5 million and inventories of $6.7 million, partially offset by favorable changes in prepaid expenses and other current assets, accounts payable and accrued liabilities of $41.6 million. The unfavorable changes in accounts receivable, inventories, and other long-term liabilities and the favorable changes in accounts payable and accrued expenses were principally due to lower proppant demand stemming from deterioration in market conditions between periods. The favorable change in prepaid expenses and other assets was due to a prepayment of an insurance premium that was subsequently financed.

Investing Activities

        Net cash used in investing activities was $18.7 million for the three months ended March 31, 2017 compared to $2.1 million for the three months ended March 31, 2016. This $16.6 million change was principally due to a $17.2 million increase in capital expenditures offset by a $0.5 million decrease in the purchase of intangibles. The increase in capital expenditures period over period was primarily due to business expansion opportunities in Texas.

        Net cash provided by investing activities was $3.7 million for the year ended December 31, 2016 compared to net cash used in investing activities for the year ended December 31, 2015 of $24.9 million. This $28.6 million change was principally due to a $15.3 million decrease in capital expenditures and a $9.8 million increase in net proceeds received from the sale of a business and property, plant and equipment. The decrease in capital expenditures period over period was due primarily to the 2015 capital growth program at our processing facilities to increase processing capacity and the investment in our Coated Technology processing capabilities and lower capital spending in 2016 due to weaker market conditions. The increase in net proceeds received from the sale of a business and property, plant and equipment was due mainly to the sale of NavPort LLC, our subsidiary, during 2016.

Financing Activities

        Net cash provided by financing activities for the three months ended March 31, 2017 was $0.2 million. Financing activities primarily reflect $1.4 million in borrowings for newly financed mobile equipment needed in response to higher production driven by demand increases from improving market conditions, offset by $1.2 million of principal payments on the First Lien Term Loan and equipment financing. Net cash used in financing activities for the three months ended March 31, 2016 was $11.5 million, which primarily reflect $2.2 million of principal payments on the First Lien Term Loan and equipment financing and $9.5 million in repayments on the ABL Facility.

        Net cash provided by financing activities for the year ended December 31, 2016 was $44.4 million. Financing activities for 2016 reflect net borrowings pursuant to the September amendment of our various financing arrangements of $75.0 million and $1.0 million new mobile equipment financing agreements, offset by net repayment on the ABL Facility of $25.0 million and $6.5 million in periodic loan installment payments.

        Net cash provided by financing activities for the year ended December 31, 2015 was $20.0 million. Financing activities for 2015 reflect net borrowings under the ABL Facility of $25.0 million and proceeds from new mobile equipment financing of $4.0 million, offset by $9.0 million of periodic loan installment payments.

Indebtedness Prior to the Consummation of this Offering

        Currently, our existing indebtedness substantially consists of the ABL Facility, the First Lien Term Loan, the Second Lien Notes and a portion of the Project Financing.

First Lien Term Loan

        The First Lien Term Loan has a principal balance of $435.7 million, an original issue discount of 1.0% and matures in July 2020. The various tranches are as follows:

  •
  B-1 Term Loan

  •
  Outstanding principal balance of $122.7 million as of March 31, 2017.

  •
  Interest accrues at either LIBOR plus 5.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (with a base rate floor of 2.0%), and is payable quarterly.

  •
  As of March 31, 2017, the interest rate was 6.75%. The B-1 Term Loan requires quarterly principal payments of $0.3 million.

  •
  B-2 Term Loan

  •
  Outstanding principal balance of $232.4 million as of March 31, 2017.

  •
  Interest accrues at either LIBOR plus 7.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 6.75% (with a base rate floor of 2.0%), and is payable quarterly.

  •
  As of March 31, 2017, the interest rate was 8.75%.

  •
  The Company may elect to defer interest as paid-in-kind on the fixed spread of 7.75% or 6.75% through September 30, 2017. Thereafter, the Company will defer interest of 2.0% as paid-in-kind through maturity.

  •
  For the three months ended March 31, 2017, the Company capitalized non-cash paid-in-kind interest expense of $4.5 million into the principal amount of the B-2 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations.

  •
  The B-2 Term Loan has an amortization holiday through September 30, 2017 with quarterly principal payments of $0.6 million being required thereafter. The B-2 Term Loan is pari-passu with the B-1 Term Loan.

  •
  B-4 Term Loan

  •
  Outstanding principal balance of $40.3 million as of March 31, 2017.

  •
  Interest on the B-4 Term Loan accrues at 15% and is paid-in-kind through maturity.

  •
  The initial borrowing and 6.75% of the fixed interest rate (the "B-4 Senior Interest") are pari-passu with the B-1 and B-2 Term Loans. The remaining 8.25% of the fixed interest rate (the "B-4 Junior Interest") is subordinate to B-1, B-2 and B-4 Term Loans and the B-4 Senior Interest and is senior to the B-5 Term Loan.

    •
    For the three months ended March 31, 2017, the Company capitalized non-cash paid-in-kind interest expense of $1.5 million into the principal amount of the B-4 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations.

    •
    No amortization payments are required on the B-4 Term Loan.

  •
  B-5 Term Loan

  •
  Outstanding principal balance of $40.3 million as of March 31, 2017.

  •
  Interest on the B-5 Term Loan accrues at 15% and is paid-in-kind through maturity.

  •
  For the three months ended March 31, 2017, the Company capitalized non-cash paid-in-kind interest expense of $1.5 million into the principal amount of the B-5 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations.

  •
  No amortization payments are required on the B-5 Term Loan.

Second Lien Notes

        As of March 31, 2017, the Second Lien Notes have a principal balance of $441.6 million, bear interest at three-month LIBOR plus 14.0% (with a LIBOR floor of 1.0%; 15.14% as of March 31, 2017 and 15.0% as of December 31, 2016), payable quarterly, and matures in July 2021. The Second Lien Notes have an original issue discount of 2.5%. There are no scheduled mandatory principal payments required. The Company may elect to defer interest as paid-in-kind. For the three months ended March 31, 2017 and 2016, the Company capitalized non-cash paid-in-kind interest expense of $15.9 million and $13.8 million, respectively into the principal amount of the Second Lien Notes, which is reflected in interest expense in the accompanying consolidated statements of operations. As of March 31, 2017, the total fair value of the First Lien Term Loan and Second Lien Notes was $706.4 million.

ABL Facility

        The ABL Facility is a revolving credit facility with a maximum borrowing capacity of $50.0 million and has a maturity date of July 31, 2019. The borrowing capacity under the ABL Facility is determined by the Company's Eligible Receivables and Eligible Inventory (as defined). As of March 31, 2017 and December 31, 2016, the Company had borrowing capacity of $32.5 million and $31.0 million, respectively, of which $0 was drawn. The ABL Facility also provides for issuances of standby letters of credit that upon issuance, limit the amount of borrowing under the ABL Facility. The outstanding letters of credit that reduced the borrowing capacity of the ABL Facility totaled $7.3 million and $6.2 million as of March 31, 2017 and December 31, 2016, respectively. Interest on the ABL Facility, when used, accrues at either LIBOR plus 2.5% to 3.0% (based on the undrawn availability of the ABL Facility), or at a rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 1.5% to 2.0% (based on the undrawn availability of the ABL Facility) and is payable quarterly.

New In-Basin Facilities Project Financing.

        Atascosa and Monahans Facilities: On July 14, 2017, certain of our subsidiaries entered into a $133.5 million senior term loan to partially finance the Atascosa and Monahans facilities, which we refer to as the "Atascosa and Monahans senior term loan." As of August 10, 2017, we have borrowed approximately $83.8 million under this credit facility, a portion of which was used to purchase land parcels, mineral reserves and equipment. The remaining borrowing availability under this credit facility is subject to the satisfaction of certain goals and conditions, as further described below. As part of the Atascosa and Monahans senior term loan, we will issue equity interests in Preferred Proppants to the lenders and have agreed to issue additional equity interests to these lenders after the consummation of this offering so that they will hold in the aggregate 3% of the common equity of Preferred Proppants.

        We also executed a commitment letter with certain affiliates of KKR and an affiliate of Mr. O'Neill to provide a $34.5 million bridge term loan to an indirect parent of the borrower under the Atascosa and Monahans senior term loan to partially finance the Atascosa and Monahans facilities, which we refer to as the "Atascosa and Monahans bridge term loan."

        A summary of each such loan's terms and conditions is as follows:

  Atascosa and Monahans Senior Term Loan

  •
  $133.5 million senior term loan, secured by substantially all of the assets and equity of our subsidiaries that will own the Atascosa and Monahans facilities;

  •
  maturity date of the fourth anniversary of the closing date, and an original issue discount of 4.0%;

  •
  outstanding borrowings under the senior term loan bear interest, at the option of the borrowers, at a rate equal to the 3-month London Interbank Offer Rate ("LIBOR") plus a 12.5% applicable margin, with a 1.0% LIBOR floor or the alternative base rate plus a 11.5% applicable margin. We will have the option to make the first two interest payments in-kind for an additional 1.0% per annum added to the applicable margin;

  •
  mandatory prepayments of outstanding borrowings under the senior term loan equal to (i) certain percentages of the free cash flow, as defined in the senior term loan agreement, generated by the subsidiary on a quarterly basis, based upon the ratio of debt to EBITDA, as defined in the senior term loan agreement, for the quarterly period, and (ii) the occurrence of other events that are customary for a transaction of this nature. All such mandatory prepayments do not include any prepayment premium;

  •
  optional prepayments of outstanding borrowings under the senior term loan are subject to the following prepayment premiums: (i) for the first 30 months after closing, a premium equal to 6% of the principal amount repaid and all accrued and unpaid interest expense on the principal amount repaid through the 30th month after closing; (ii) for optional prepayments made after the first 30 months of closing, but before the 42nd month after closing, a premium equal to 6% of the principal amount repaid; (iii) for any optional prepayments made at or after the 42nd month after closing, no premium is payable;

  •
  goals and conditions to borrowing, including (i) obtaining at least $34.5 million in borrowings under the Atascosa and Monahans bridge term loan or the Atascosa and Monahans subordinated term loan, (ii) the construction of the new in-basin facilities on a specified schedule and within a specified budget and (iii) delivery to the collateral agent of required mortgages on the properties in which the new in-basin facilities are located;

  •
  affirmative and negative covenants and restrictive provisions that are customary for a senior term loan of this nature that limit our subsidiaries' ability to, among other things, incur additional indebtedness, liens and guarantees, make distributions to us and other restricted payments, enter into certain types of transactions with affiliates, and transfer, sell or otherwise dispose of assets; and

  •
  events of default that are customary for a senior term loan of this nature, including, but not limited, to events of default resulting from our subsidiaries' failure to comply with covenants and financial ratios, the occurrence of a change of control, the institution of insolvency or similar proceedings against our subsidiaries, and the occurrence of a default under any other material indebtedness our subsidiaries may have.

  Atascosa and Monahans Bridge Term Loan

  •
  $34.5 million bridge term loan that is committed to by certain affiliates of KKR and an affiliate of Mr. O'Neill, secured by all assets of the borrower;

  •
  the borrower under the bridge term loan will be an indirect parent of the borrower under the Atascosa and Monahans senior term loan;

  •
  maturity date of December 31, 2020;

  •
  outstanding borrowings under the bridge term loan in the first year will bear interest at a rate equal to the 3-month LIBOR plus 14.0%, with a 1.0% LIBOR floor or the alternative base rate plus a 13.0% applicable margin, payable in kind on a quarterly basis. In year two and thereafter, outstanding borrowings under the bridge term loan will bear interest at a rate equal to the 3-month LIBOR plus 24.0%, with a 1.0% LIBOR floor or the alternative base rate plus a 23.0% applicable margin, payable in cash on a quarterly basis up to the amount permitted to be distributed to the borrower under the Atascosa and Monahans senior term loan and otherwise payable in kind;

  •
  if any amount of the bridge term loan remains outstanding after the first anniversary of the closing, an additional amount will be payable in kind and added to the principal amount such that the principal amount outstanding after giving effect thereto would be 125% of the original principal amount;

  •
  mandatory prepayments of outstanding borrowings under the bridge term loan equal to (i) the net proceeds from any subordinated term loan financing received by the borrowers under the Atascosa and Monahans senior term loan in an amount not to exceed $30 million and (ii) the occurrence of other events that are customary for a transaction of this nature. All such mandatory prepayments will be subject to the prepayment premium described below;

  •
  all optional and mandatory prepayments of outstanding borrowings under the bridge term loan are subject to a prepayment premium equal to an amount such that the total amount received by the lenders thereto in respect of the loans being prepaid is equal to the greater of (i) 150% of the original principal amount of the loans being prepaid and (ii) an internal rate of return of 25% on the original principal amount of loans being prepaid;

  •
  affirmative and negative covenants and restrictive provisions that are substantially identical to those in the Atascosa and Monahans subordinated term loan but with certain customary adjustments to reflect the "holdco" loan structure and a financial covenant applicable to the borrower and its subsidiaries on a consolidated basis; and

  •
  events of default that are substantially identical to those in the Atascosa and Monahans subordinated term loan but with certain customary adjustments to reflect the "holdco" loan structure.

Indebtedness Following the Consummation of this Offering

        In connection with this offering, we intend to use a portion of the net proceeds as follows: to repay any outstanding amounts under the ABL Facility, to repay, in part, the First Lien Term Loan and to repay, in part, the Second Lien Notes. In addition, to the extent the Second Lien Notes are not repaid with proceeds from this offering, the remaining Second Lien Notes will be contributed to (a) us in exchange for shares of Class A common stock or (b) Preferred Proppants in exchange for Preferred Proppants Units.

First Lien Term Loan and Asset-Backed Revolving Credit Facility

        After the consummation of this offering, we intend to amend the covenants in the First Lien Term Loan to provide us with greater operational and financial flexibility.

        We also intend to obtain a new $150 million asset-backed revolving credit facility to provide us with additional working capital. The asset-backed revolving credit facility is expected to have borrowing capacity of approximately $150 million and mature in 2022.

        We expect the First Lien Term Loan and asset-backed revolving credit facility to be secured by substantially all of our assets and those of our operating subsidiaries. We expect the First Lien Term Loan and asset-backed revolving credit facility to contain various affirmative, negative and financial maintenance covenants. These covenants may, among other things, limit our ability to grant liens; incur additional indebtedness; engage in a merger, consolidation or dissolution; enter into transactions with affiliates; sell or otherwise dispose of assets, businesses and operations; materially alter the character of our business as conducted at the closing of this offering; and make acquisitions, investments and capital expenditures. Furthermore, we expect the First Lien Term Loan and new asset-backed revolving credit facility to contain certain operating and financial covenants. We also expect the First Lien Term Loan and asset-backed revolving credit facility to contain customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.

New In-Basin Facilities Project Financing

        Atascosa and Monahans Facilities: On August 7, 2017, we entered into a $76.0 million subordinated term loan, which we expect to obtain proceeds under after the consummation of this offering, to finance the remaining costs of the Atascosa and Monahans facilities and partially repay the Atascosa and Monahans bridge term loan, which we refer to as the "Atascosa and Monahans subordinated term loan." A summary of such loan's terms and conditions is as follows:

  Atascosa and Monahans Subordinated Term Loan

  •
  up to $76.0 million subordinated term loan, secured by a second lien on the equity of our subsidiaries that will own the Atascosa and Monahans facilities;

  •
  maturity date of the fifth anniversary of the closing date;

  •
  outstanding borrowings under the subordinated term loan will bear interest at a rate equal to 7.5%;

  •
  no mandatory prepayments, but optional prepayments subject to meeting certain thresholds;

  •
  affirmative and negative covenants and restrictive provisions that are customary for a subordinated term loan of this nature that will limit our subsidiaries' ability to, among other things, incur additional indebtedness, liens and guarantees, make distributions to us and other restricted payments, enter into certain types of transactions with affiliates, and transfer, sell or otherwise dispose of assets; and

  •
  events of default that are customary for a subordinated term loan of this nature, including, but not limited, to events of default resulting from our subsidiaries' failure to comply with covenants and financial ratios, the occurrence of a chance of control, the institution of insolvency or similar proceedings against our subsidiary, and the occurrence of a default under any other material indebtedness our subsidiaries may have.

        There can be no assurance that we will be able to obtain proceeds under the subordinated term loan.

        Kermit Facility: To partially finance our Kermit facility, which we expect to begin construction during the fourth quarter of 2017 and commence operations during the second quarter of 2018, we intend to enter into an $82.0 million senior term loan, which we refer to as the "Kermit senior term loan," after the consummation of this offering. We expect the Kermit senior term loan to contain terms and conditions similar to the Atascosa and Monahans senior term loan. There can be no assurance that we will be able to enter the Kermit senior term loan.

Off-Balance Sheet Arrangements

        Except for long-term debt PIK interest, operating lease obligations and royalty commitments as described below, we have no off-balance sheet arrangements that have or are likely to have a current or future material effect on our financial condition, changes in financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Customer Concentration

        A significant portion of our business is conducted with a limited number of customers. For the three months ended March 31, 2017 and 2016, net sales to three and two customers accounted for 46% and 43%, respectively, of our total net sales. For the years ended December 31, 2016 and 2015, net sales to two customers accounted for 34% of our total net sales. At March 31, 2017 and December 31, 2016, we had three customers whose receivable balances exceeded 10% of total receivables. At March 31, 2017 and December 31, 2016, approximately 55% and 48%, respectively, of the accounts receivable balance were from these three customers. At December 31, 2016 and 2015, we had three and two customers, respectively, whose receivable balances exceeded 10% of total receivables. At December 31, 2016 and 2015, approximately 48% and 29%, respectively, of the accounts receivable balance were from these two and three customers, respectively.

Contractual Obligations

        We have contractual obligations that are required to be settled in cash. There were no material changes in contractual obligations between December 31, 2016 and March 31, 2017. The following table summarizes our contractual obligations and other commitments as of December 31, 2016 (in thousands):

	Payments Due by Period(9)
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt principal payments(1)	$854,302	$1,819	$7,000	$845,483	$—
Long-term debt PIK interest(2)	387,152	—	—	387,152	—
Long-term debt interest payments(3)	138,364	15,019	57,299	66,046	—
Equipment financing(4)	3,983	3,033	950	—	—
Capital lease obligations(5)	450	169	236	45	—
Operating lease obligations(6)	27,693	10,021	10,451	1,899	5,322
Royalty commitments(7)	3,165	245	490	270	2,160
Asset retirement obligations(8)	13,320	—	1,090	—	12,230

	$1,428,429	$30,306	$77,516	$1,300,895	$19,712

(1)
Long-term debt principal payments represent balances due under the First Lien Term Loan and the Second Lien Notes. We intend to cause Preferred Proppants to use a portion of the proceeds from this offering to repay, in part, the First Lien Term Loan. For more information, see "Use of Proceeds."

(2)
Long-term debt payment-in-kind ("PIK") interest represents remaining interest accruals that are due as called for in the respective agreement.

(3)
Long-term debt interest payments represent the interest payments associated with the debt mentioned in note (1) above.

(4)
Equipment financing represents payment obligations for various equipment loans including any associated interest expense.

(5)
Capital lease obligations represent a liability at the inception of the lease based on the present value of the minimum lease payments of the equipment.

(6)
The operating lease obligations represent future minimum lease payments for noncancelable equipment (all of which relate to rail cars) and other leases related to utilities, transloading and other transportation agreements, as well as office equipment and terminal facilities, all in connection with our daily operations. Amounts also include any associated interest payments.

(7)
The royalty commitments primarily represent minimum royalty payments related to the extraction of sand at various mining locations. The amounts paid will differ based on the volume of extracted sand.

(8)
Asset retirement obligations represent estimated future costs of dismantling, restoring, and reclaiming operating mines and related mine sites in accordance with federal, state, and local regulatory requirements.

(9)
Does not reflect borrowings under the Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these mines. See "—New In-Basin Facilities Project Financing" for more information.

        As described in "Unaudited Pro Forma Financial Information", certain contractual obligations and other commitments that we had at December 31, 2016 will change resulting from the consummation of the reorganization transactions and the offering, including long-term debt principal payments and interest and tax receivable agreement payments. The following table summarizes our contractual obligations and other commitments as of December 31, 2016, pro forma for the reorganization transactions and the offering:

	Payments Due by Period(9)
	Total		Less than 1 Year		1 - 3 Years		3 - 5 Years		More than 5 Years
Long-term debt principal payments(1)	$		$		$		$		$
Long-term debt PIK interest(2)
Long-term debt interest payments(3)
Equipment financing(4)		3,983		3,033		950		—		—
Capital lease obligations(5)		450		169		236		45		—
Operating lease obligations(6)		27,693		10,021		10,451		1,899		5,322
Royalty commitments(7)		3,165		245		490		270		2,160
Asset retirement obligations(8)		13,320		—		1,090		—		12,230

		$48,611		$13,468		$13,217		$2,214		$19,712

(1)
Long-term debt principal payments represent the balance due under an amended and extended First Lien Term Loan that we are pursuing with existing lenders, which is expected to have a maturity date of                        and bear interest at      %. For more information, see "Capitalization."

(2)
Long-term debt interest payments represent the interest payments associated with the debt mentioned in note (1) above.

(3)
Under a tax receivable agreement that has been entered into in connection with the reorganization transactions described in "Organizational Structure—Holding Company Structure and Tax Receivable Agreements", these amounts reflect required cash payments to certain of our existing owners equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize, or in some circumstances are deemed to realize, as a result of certain future tax benefits to which we may be entitled.

(4)
Equipment financing represents payment obligations for various equipment loans including any associated interest expense.

(5)
Capital lease obligations represent a liability at the inception of the lease based on the present value of the minimum lease payments of the equipment.

(6)
The operating lease obligations represent future minimum lease payments for noncancelable equipment (all of which relate to rail cars) and other leases related to utilities, transloading and other transportation agreements, as well as the office equipment and terminal facilities, all in connection with our daily operations. Amounts also include any associated interest payments.

(7)
The royalty commitments primarily represent minimum royalty payments related to the extraction of sand at various mining locations. The amounts paid will differ based on the volume of extracted sand.

(8)
Asset retirement obligations represent estimated future costs of dismantling, restoring and reclaiming operating mines and related mine sites in accordance with federal, state and local regulatory requirements.

(9)
Does not reflect borrowings under the Project Financing. We currently expect to borrow up to approximately $315.0 million under several different credit facilities to fund the construction of these mines. See "—New In-Basin Facilities Project Financing" for more information.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The term "market risk" refers to the risk of loss arising from adverse changes in market prices and rates, such as commodity prices and interest rates. We are also exposed to credit risk.

Commodity Price Risk

        The market for sand is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the pressure pumping industry. It should be noted that a portion of our revenues are under long-term, take-or-pay contracts, which we believe limits our exposure to short-term fluctuations in the prices of crude oil and natural gas, albeit not completely. Therefore we do not intend to hedge our indirect exposure to commodity risk. However, a material change in sand prices caused by permanent demand and supply imbalances may have an adverse impact on our revenue in the medium to long term.

Interest Rate Risk

        We will have exposure to changes in interest rates on our indebtedness. On a pro forma basis after giving effect to this offering and the reorganization transactions, as of March 31, 2017, we expect to have total borrowings of $4.6 million, all of which are at fixed interest rates. We intend to obtain a new $150 million asset-backed revolving credit facility to provide us with additional working capital after the consummation of this offering and the reorganization transactions. The new asset-backed revolving credit facility is expected to have a borrowing capacity of approximately $150 million and mature in 2022. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we currently do not have any hedges in place.

Credit Risk

        Our customers are oil and natural gas producers and oilfield service providers, all of which have been negatively impacted by the recent downturn in activity in the oil and natural gas industry. Our concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expires in accordance with its terms, and we are unable to renew or replace these contracts, our gross profit and cash flows may be adversely affected.

Foreign Currency Exchange Risk

        During the first half of 2015, we received payment for a portion of our frac sand sales in Canadian dollars and also incurred certain costs in connection with our Canadian terminal operations in Canadian dollars. During 2015, we began to invoice Canadian customers in U.S. dollars. For the three months ended March 31, 2017 and 2016, less than 1% of our net sales were denominated in the Canadian dollar. For the years ended December 31, 2016 and 2015, less than 1% and 3% of our net sales, respectively, were denominated in the Canadian dollar. Our cash flow relating to our Canadian operations is reported in the U.S. dollar equivalent of such amounts measured in Canadian dollars. Monetary assets and liabilities of our Canadian operating subsidiary are translated to U.S. dollars using the exchange rate prevailing at the date of reporting. Revenues, expenses and cash flow are translated using the average daily exchange rate during the reporting period.

        We face exposure to adverse movements in the exchange rate. This exposure may change over time as our business practices evolve. If our exposure increases, adverse movement in the exchange rate would have a material adverse effect on our financial results. Our results of operations would generally be adversely affected by a material decline in the value of the Canadian dollar relative to the U.S. dollar. A hypothetical 10% decrease in the value of the Canadian dollar relative to the value of the U.S. dollar realized during the year ended December 31, 2016 would have decreased our net sales by approximately $0.1 million.

        We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation Risk

        We do not believe that inflation and changing prices over the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016 and 2015 had a significant impact on our results of operations.

Litigation

        In September 2015, a sand supplier filed a complaint against us alleging breach of contract and failure to meet contractual volume purchase commitments under a supply contract. In October 2016, we reached a settlement with the sand supplier whereby we paid $4.1 million in full and final satisfaction of all outstanding claims in litigation. We recognized charges of $3.5 million and $0.6 million, respectively, which are included in other expenses, net in the accompanying consolidated statements of operations for the years ended December 31, 2016 and 2015.

        In February 2015, the Office of Navajo and Hopi Indian Relocation ("ONHIR") issued a cease and desist letter to us alleging it holds mineral rights related to certain mining acreage we lease in Arizona. Although we continued to defend our position, we recorded a liability of $0.7 million for the year ended December 31, 2015 in connection with an offer to settle this dispute. In May 2016, we reached a settlement with ONHIR whereby we agreed to pay $0.7 million in exchange for exclusive surface rights to the disputed mining acreage for a period of fifteen years. Accordingly, we recorded an intangible asset of $0.7 million representing a reversal of the charge previously recognized during the year ended December 31, 2015, which is included in intangible assets, net in the accompanying consolidated balance sheet as of March 31, 2017 and December 31, 2016. The unpaid liability is included in accrued liabilities and other long-term liabilities in the accompanying condensed consolidated balance sheets and consolidated balance sheets as of March 31, 2017, December 31, 2016 and 2015.

        In November 2014, we filed a claim against a customer for failure to comply with contractual purchase obligations. The customer filed a counterclaim against us claiming damages in connection with disputes relating to a sand supply agreement, alleging we had resold sand originally purchased by the customer and to refute our claim. Although we continued to defend our position, we recorded a liability of $2.7 million for the year ended December 31, 2014 in connection with this dispute. In November 2016, we reached a settlement with the customer whereby we agreed to supply a maximum quantity of sand to the customer on demand by December 31, 2018 in full and final satisfaction of all outstanding claims in litigation. In connection with this dispute, we have estimated a total liability of $1.8 million as of March 31, 2017 and December 31, 2016 and $2.2 million as of December 31, 2015, for which the current estimate reflects the cost to manufacture and deliver the product to the customer under the terms of the settlement. The liability is included in accrued liabilities in the accompanying condensed consolidated balance sheets and consolidated balance sheets.

Internal Controls and Procedures

        Prior to the completion of this offering, Preferred Proppants Holdings, LLC, has been a private entity, with limited accounting personnel to adequately execute accounting processes and limited other supervisory resources with which to address internal control over financial reporting. As such, we failed in the past to maintain effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

        In connection with the audit of the historical consolidated financial statements of Preferred Holdings for the years ended December 31, 2016 and 2015, it was concluded that there was a material weakness in our internal controls over financial reporting as of December 31, 2016 and 2015. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected and corrected on a timely basis.

        Specifically, the following material weakness was identified:

  •
  Failure to properly design a financial closing and reporting process, which resulted from insufficient accounting resources to detect, analyze, record, review and monitor compliance with GAAP for complex transactions on a timely basis.

        In connection with the review of the condensed consolidated financial statements of Preferred Holdings for the three months ended March 31, 2017, it was concluded that in addition to the previous material weakness continuing to be unremediated, an additional material weakness was identified:

  •
  Failure to appropriately account for the capitalizable aspects of inventory in relation to the depletion of mineral reserve assets.

        We have initiated the following remediation efforts, which are ongoing:

  •
  Addition of Employee Resources—We are in the process of adding appropriate technical resources to our financial reporting team and have hired additional external consultants with public company reporting and technical accounting experience. This will enable us to facilitate accurate and timely accounting closes, and to accurately prepare and review financial statements and related note disclosures to comply with the requirements of being a publicly traded corporation. Our finance team is also being complemented with external consultants to assist us with our quarterly and yearend financial reporting.

  •
  Other Actions to Strengthen the Internal Control Environment—As a result of the additional resources added to the finance function, we are allowing for separate preparation and review of the reconciliations and other account analyses. In addition, these additional finance resources are allowing us to develop a more structured close process, including enhancing our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, recognition of accruals to ensure proper period-end cutoff of expenses and assessing more judgmental areas of accounting.

        While we have implemented plans to remediate the material weaknesses, we cannot assure you that we will be able to remediate the material weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002 and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded corporation, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports to be filed with the SEC and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. However, we will evaluate our internal controls on a quarterly basis prior to making the first assessment of our internal control over financial reporting.

        Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal control over financial reporting and will not be required to do so for as long as we are an "emerging growth company" pursuant to the provisions of the JOBS Act. Please read "Management—Emerging Growth Company Status."

        For additional information, please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock, failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price."

Recent Accounting Pronouncements

        New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included elsewhere in this prospectus under the sections entitled "Impact of Recent Accounting Standards/ Pronouncements" and "Accounting Guidance Pending Adoption" in the consolidated financial statements notes and the condensed consolidated financial statement notes.

New and Revised Accounting Standards/Emerging Growth Company

        We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to "opt-out" of the extended transition period is irrevocable.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon the historical consolidated financial statements of Preferred Proppants which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

        Listed below are the accounting policies we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Impairment of Long-Lived Assets and Intangibles

        We periodically evaluate whether current events or circumstances indicate that the carrying value of our property, plant and equipment, mineral rights and finite-lived amortizing intangible assets may not be recoverable. If circumstances indicate that the carrying value may not be recoverable, we estimate future undiscounted net cash flows using estimates of proven sand reserves, estimated future sales prices (considering historical and current prices, price trends and related factors) and operating costs and anticipated capital expenditures. We record a reduction in the carrying value of our long lived assets if the undiscounted cash flows are less than the carrying value of the assets.

        Our estimates of prices, recoverable proven reserves and operating and capital costs are subject to certain risks and uncertainties which may affect the recoverability of our long lived assets. Although we have made our best estimate of these factors based on current conditions, it is reasonably possible that changes could occur, which could adversely affect our estimate of the net cash flows expected to be generated from our operating property.

Inventory Valuation

        Sand inventory is stated at the lower of cost or market using the average cost method. Costs applied to inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpile tonnages are calculated by measuring the number of tons added and removed from the stockpile. Tonnages are verified periodically by an independent surveyor. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile.

        Spare parts inventory includes critical spares, materials and supplies. We account for spare parts on a first in first out basis, and value the inventory at the lower of cost or market.

Asset Retirement Obligations

        We estimate the future cost of dismantling, restoring and reclaiming operating excavation sites and related facilities in accordance with federal, state and local regulatory requirements. We record the initial estimated present value of reclamation costs as an asset retirement obligation and increase the carrying amount of the related asset by a corresponding amount. We allocate reclamation costs to expense over the life of the related assets and adjust the related liability for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. If the asset retirement obligation is settled for more or less than the carrying amount of the liability, a loss or gain will be recognized, respectively.

Revenue Recognition

        Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered or legal title has been transferred to the customer and collection of the sales price is reasonably assured. Amounts received from customers in advance of revenue recognition are recorded as deferred revenue. We do not accept returns from customers. From time to time, we may offer cash discounts to our customers as an incentive for prompt payment. Net sales are recorded exclusive of sales taxes.

        We primarily derive our revenue from the sale of processed uncoated and coated sand. Our sales are primarily a function of the price per ton realized and the volumes sold.

        We recognize revenue on "bill-and-hold" transactions once the product is complete and ready for shipment, title and risk of loss has passed to the customer, we have received a written request from the customer for "bill-and-hold" treatment, the product is segregated from other inventory, and no further performance obligations exist.

        We also recognize revenue when customers have failed to meet their volume purchase commitment under their respective sand purchase contracts to the extent the customer has the obligation to remedy the shortfall via payment and collection of the resulting receivable is deemed reasonably assured.

        We include the costs of transportation and related logistics provided to certain customers in their respective pricing dependent on customer contractual terms and conditions.

Fair Value Measurements

        GAAP permits the measurement of selected eligible financial instruments at fair value. Under the fair value accounting guidance, an entity has the irrevocable option to elect, on an instrument-by-instrument basis, to measure certain financial assets and liabilities at fair value at inception of the instrument and thereafter, with any changes in fair value recorded in current period earnings.

        On July 31, 2014, we elected the fair value option for the First Lien Term Loan, the Second Lien Notes and the ABL Facility, which were amended on September 29, 2016. Electing the fair value option allowed us to eliminate the burden of complying with the requirements for derivative accounting. Since the First Lien Term Loan, Second Lien Notes and the ABL Facility for which we elected the fair value option were priced using unobservable market data in the institutional markets, they are classified as Level 3 of the fair value hierarchy.

        We consider cash, restricted cash, accounts receivable, accounts payable, accrued expenses, customer deposits, term notes, and capital lease obligations to be financial instruments. The estimated fair values of these instruments approximate their carrying amounts.

Consolidation

        The accompanying consolidated financial statements include our accounts and those of our subsidiaries. As a result of the reorganization transactions, Preferred Proppants will become a variable interest entity ("VIE"), over which Preferred Sands will have approximately 50% of the economic interest. Preferred Sands will consolidate any VIE of which it is the primary beneficiary, which is defined as the party that has (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the VIE.

        Preferred Sands will be the sole managing member of Preferred Proppants, which is the functional equivalent of a general partner. The criteria for limited partnerships and similar entities was considered in evaluating the consolidation treatment of Preferred Proppants. Since the other members of Preferred Proppants (i.e., members other than Preferred Sands) lack both substantive participating rights and substantive kick-out rights through their non-voting Preferred Proppants Units, Preferred Proppants is a VIE under the consolidation guidance and should be evaluated for consolidation under the VIE model.

        Preferred Sands will own a substantial economic interest in Preferred Proppants through its equity interest and will also manage and operate the business and control the strategic decisions and day-to-day operations of Preferred Proppants, and no other members will have such authority or management, participating or contractual rights with respect to Preferred Proppants. As a result, Preferred Sands is the primary beneficiary of Preferred Proppants and thus will consolidate Preferred Proppants in the consolidated financial statements. Preferred Sands will evaluate its relationships with VIEs on an ongoing basis to determine whether it continues to be the primary beneficiary.

Environmental and Other Governmental Regulations

        We are subject to a variety of federal, tribal, state and local regulatory environmental requirements affecting the mining and mineral processing industry, including among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, greenhouse gas emissions, water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials and natural resources. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

        We discuss certain environmental matters relating to our various production and other facilities, certain regulatory requirements relating to human exposure to crystalline silica and our mining activity under "Business—Environmental and Other Governmental Regulations."

 SAND-BASED PROPPANTS INDUSTRY

Proppant Overview

        Advances in oil and natural gas extraction techniques, such as horizontal drilling and hydraulic fracturing, have allowed for significantly greater extraction of oil and natural gas trapped within the shale formations. The hydraulic fracturing process consists of pumping a mixture of proppants, water and fluids down an oil or natural gas well at pressures sufficient to create fractures in the targeted hydrocarbon-bearing rock formation in order to increase the flow rate of hydrocarbons from the well. A proppant is a granular material that is suspended and transported in the fluid and fills the fracture, "propping" it open once high-pressure pumping stops. The proppant-filled fracture creates a conductive channel through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the earth's surface. Proppants therefore perform the vital function of promoting the flow, or conductivity, of hydrocarbons over a well's productive life. In fracturing a well, operators select a proppant that is transportable into the fracture, is compatible with frac and wellbore fluids, permits acceptable cleanup of frac fluids and can resist the flow of wellbore fluids back to the surface (commonly referred to as "flow back"). In addition, the proppant must be resistant to crushing under the specific geological conditions of the reservoir or more specifically the earth's closure stress and reservoir temperature.

Types of Proppant

        The three primary types of proppant that are commonly utilized in the hydraulic fracturing process are raw frac sand, coated sand and manufactured ceramic beads. Customers choose among these proppant types based on the geology of the reservoir, expected well pressures, proppant flow back concerns and the all-in cost of the product delivered to the well.

Raw Frac Sand

        Of the three primary types of proppant, raw frac sand is the most widely used due to its broad applicability in oil and natural gas wells and its cost advantage relative to other proppants. Raw frac sand has been employed in nearly all major North American oil and natural gas producing basins, including the Permian, Granite Wash/Woodford, Marcellus/Utica, Eagle Ford, Haynesville, Williston, DJ/Niobrara, Fayetteville, Barnett, Duvernay and Montney basins.

        Monocrystalline silica, also referred to as "silica" and "silica sand," and "raw frac sand" is generally mined from the surface or underground, and in some cases deconsolidated, and then cleaned and sorted into consistent mesh sizes. Monocrystalline silica deposits with widely varying physical characteristics occur throughout North America, but mines and processing facilities are typically located near developed rail or highway transportation infrastructure, which facilitates access to markets. Other factors affecting the feasibility of silica sand production include deposit composition, product quality specifications, land use, environmental regulation, permitting requirements, access to water for wet processing and fuel sources and electricity for dry processing and a producer's expertise. Raw frac sand can be further delineated into two main naturally occurring types: Northern White and Regional.

        Northern White raw frac sand is known for its high crush resistance, roundness and sphericity and monocrystalline grain structure. Northern White raw frac sand exists predominately in Wisconsin and other limited parts of the upper Midwest region of the U.S. The quality of Northern White raw frac sand can vary significantly across deposits.

        Regional raw frac sand, also called Brown, Brady or Hickory, is less monocrystalline in nature and more angular than Northern White raw frac sand. Regional raw frac sand exists predominately in the southern region of the U.S., including Arizona, Arkansas, Missouri, Nebraska, Oklahoma and Texas.

Due to its proximity to the well, regional raw frac sand has a meaningful delivered cost advantage in key South and West Texas oil and gas basins, including the Eagle Ford shale and the Permian basin.

Coated Frac Sand

Resin-Coated Frac Sand

        Resin-coated frac sand consists of raw frac sand that is coated with a resin that increases the sand's crush strength and prevents crushed sand from dispersing throughout the fracture. Additionally, resin is utilized to create a permeable cork in a well, which prevents proppant from releasing back to the well and up to the surface, a consequence referred to as flow back. Resin-coated sand is ideally suited for wells with intermediate to high levels of closure stress or for wells where reducing proppant flow back is a key consideration. By reducing proppant flow back, resin-coated sand reduces the potential downtime and cost of a well, while increasing its long-term productivity. The strength and shape of the end product is largely determined by the quality of the underlying raw frac sand. Pressured (or tempered) resin-coated sand primarily enhances crush strength, thermal stability and chemical resistance, allowing the sand to perform under harsh downhole conditions. Curable (or bonded) resin-coated frac sand uses a resin that is designed to bond together under closure stress and high temperatures, preventing proppant flow back.

Self-Suspending Proppants

        Self-Suspending proppants are particulates made of or coated with materials or chemicals that allow for improved proppant transport and better distribution into the fracture. Self-suspending proppant can be fully manufactured of low-density materials and usually called ultra-light-weight proppant (ULWP) or traditional proppant coated with chemicals/materials that reduce the effective density of the proppant in the fracturing fluids. Self-suspending proppants allow for more efficient proppant transport without increasing the viscosity of fracturing fluids. Self-suspending proppants improve the proppant distribution inside the fractures leading to maximizing propped fracture volume and thus increased production.

Manufactured Ceramic Beads

        Ceramic proppant is a manufactured product of comparatively consistent size and spherical shape that typically offers the highest crush strength relative to other types of proppants. As a result, ceramic proppant use is most applicable in the highest pressure and temperature drilling environments. Ceramic proppant derives its product strength from the molecular structure of its underlying raw material and is designed to withstand extreme heat, depth and pressure environments (up to 15,000 psi in the case of high strength ceramic proppants). The deepest, highest temperature and highest pressure wells typically require heavy weight ceramics with high alumina/bauxite content and coarser mesh sizes. As such, the lower crush resistant ceramic proppants are lighter weight and derived from kaolin clay, with densities closer to raw frac sand.

Proppant Characteristics

        Mesh Size.    Mesh size is used to describe the size of the proppant and is determined by sieving the proppant through screens with uniform openings corresponding to the desired size of the proppant. Each type of proppant comes in various sizes, categorized as mesh sizes, and the various mesh sizes are used in different applications in the oil and natural gas industry. The mesh number system is a measure of the number of equally sized openings there are per linear inch of screen (composed of a grid pattern of crisscrossed wires) through which the proppant is sieved. For example, a 30 mesh screen has 30 equally sized openings per linear inch. Therefore, as the mesh size increases, the granule size decreases. A mesh size of 30/50 refers to sand that passes through a 30 mesh screen but is retained on a 50 mesh screen. As defined by John T. Boyd, 100 mesh sand refers to sand that passes through a 70 mesh screen but is retained on a 140 mesh screen.

        Due to innovations in completion techniques, the shift to longer laterals and the increasing complexity of well completions, demand for finer mesh sands has increased. On average, the yield of 100 mesh sand and 40/70 sand is higher for sand deposits located in the southern U.S., including Arizona, Arkansas, Missouri, Nebraska, Oklahoma and Texas. Kelrik expects the trend of using larger volumes of finer mesh materials such as 100 mesh sand and 40/70 sand to continue.

        Crush Resistance.    Crush resistance is an important factor in fracturing applications where downhole pressures intensify. Proppant crush results in finer particles, or "fines," which reduce permeability in the proppant pack and narrow the fracture width, all leading to reduced conductivity or hydrocarbon flow. Generally, raw frac sand must be nearly pure quartz and spherical and is suitable for closure stress of up to 8,000 pounds per square inch ("psi"). Resin-coated sand has a higher resistance to crush and is suitable for intermediate to high closure stress of up to 10,000 psi, and high-strength ceramic proppant has the greatest resistance to crush and is suitable for intermediate to the highest closure stresses of up to 15,000 psi.

        Shape and Uniformity.    Proppant shape influences proppant pack space, permeability and conductivity. For optimal long-term conductivity, the proppant particles should have an optimized spherical shape and roundness (roundness is a measure of the relative sharpness of corners and curvatures), as well as uniform size and shape distribution.

        Purity.    Purity is a measure of the content of monocrystalline silica within each grain of silica sand. The greater the monocrystalline silica composition in a grain of silica sand, the stronger the grain and the lower instances of chemical reactions.

        Turbidity.    Turbidity is a measure of the level of particles or fines in the proppant, such as silt and clay. High turbidity can be an indication of poor proppant processing, transportation or handling practices or inherent geological characteristics of the ultimate sand reserves. High-turbidity proppants can interfere with fractures, negatively impacting conductivity.

        Low Acid Solubility.    Proppant acid solubility is an indication of the amount of soluble materials (i.e., carbonates, feldspars, iron oxides and clays) present in the proppant which can potentially react with acid. There are various frac related applications wherein the proppant may come into contact with acid.

Frac Sand Extraction, Processing and Distribution

        Raw frac sand is a naturally occurring mineral that is mined and processed. While the specific extraction method utilized depends primarily on the geologic setting, most raw frac sand is mined using conventional open-pit bench extraction methods. The composition, depth and chemical purity of the sand also dictate the processing method and equipment utilized. After extraction, the raw frac sand is washed with water to remove fine impurities such as clay and organic particles. The final steps in the production process involve the drying and sorting of the raw frac sand according to mesh size required to meet API specifications.

        After this processing stage, most frac sand is shipped in bulk from the processing facility to customers by rail, barge or truck. For high volumes of raw frac sand, transportation costs often represent a significant portion of the customer's overall cost to have the product landed at its well, which highlights the importance of efficient bulk shipping. Due to the location of Northern White raw frac sand, rail is the predominant method of shipment to in-basin transload terminals, where it will be loaded in a truck and transported to the customer's well site. Since regional raw frac sand is located in or near the basin served, direct truck transportation is the primary method of transportation to a customer's well site.

        As a result of the significant transportation component of frac sand / proppant costs, the E&P industry has become more focused on offering low CLAW (cost landed at well). As frac sand companies continue to focus on CLAW, the importance of logistics and in-basin supply has become significantly more important.

Proppant Market Trends

Recently Improving Macro Conditions

        Demand for proppant is predominantly influenced by the level of drilling and completions spending by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Lower hydrocarbon prices in 2015 and early 2016 influenced many exploration & production companies to reduce drilling and completion activity and capital spending in all basins across North America. As drilling and completion activity declined, demand for proppant also declined, and operators increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance, as seen in the current average break-even prices by basin as compared to such prices in 2014 in the table set forth below.

Current Average Well Economics(1)
Basin	2014 Breakeven	Current Breakeven
Permian ($ / bbl)	~$80	~$47
Eagle Ford ($ / bbl)	~$76	~$48
STACK / SCOOP ($ / bbl)	NA	~$55
Marcellus / Utica ($ / mcf)	~$3.00	~$2.75

(1)
Well economics data sourced from Wood Mackenzie reports titled "North America Gas Service 2014 Cost of Supply Update" published May 2014, "Oil prices: North American oil plays—breakeven analysis" published October 2014 and "Lower 48 Breakeven Analysis 2016 Q4" published December 2016. If multiple breakevens are available for one basin, breakeven shown as a composite of all data available.

        To this end, the oil and natural gas industry is shifting towards more cost-effective and more efficient proppants and technologies, such as regional raw frac sand and proppant transport technology products. Regional raw frac sand is located in close proximity to the well and offers a meaningful delivered cost advantage into key basins across the Lower-48. Proppant transport technology products provide the user with higher well efficiencies and EUR (estimated ultimate recovery) uplift.

        Reduced capital spending on drilling and completion activity ultimately led to flattening of crude oil supply while global demand continued to rise in 2015 and early 2016. In the U.S., crude production fell as much as 11% from its peak in April 2015 to its low in September 2016. Recent agreements by OPEC and non-OPEC members to reduce their oil production quotas have provided upward momentum for WTI prices, which has increased more than 80% from $26.21 per barrel on February 11, 2016 to $47.97 per barrel as of March 24, 2017.

        In response to the improved expected financial returns generated by the recent increases in hydrocarbon prices, exploration & production companies have increased their capital spending on drilling and completion services in the second half of 2016, and as a result, demand for oilfield services activities and for proppants has improved. According to Baker Hughes' North American Rig Count, the number of active total drilling rigs in the U.S. increased from a low of 404 rigs as reported on May 27, 2016 to 809 active drilling rigs as reported on March 24, 2017.

        We believe North American onshore shale resources will continue to capture an increasing share of global capital spending on oil and gas resources as a result of their competitive positioning on the global cost curve and the relatively low level of reservoir, political and legal risk in North America, as compared to other regions. Therefore, if hydrocarbon prices stabilize at current levels or rise further, we expect to see increased drilling and completion activity and an increase in the use of proppants and improved pricing for activities across the oil and natural gas basins in North America.

Enhanced Technology Coatings

        In recent years, E&P companies are increasingly focused on proppant selection as a means to solve well site challenges and improve hydrocarbon recovery rates. The well site challenges faced by E&P companies include transporting proppant throughout long lateral wellbores, reducing proppant flow back and managing silica exposure, among others. Value-added proppants offer characteristics to solve these challenges and customers are investing in value-added proppants when the improvement in well site conditions, well production and efficiencies justifies the increased proppant investment.

        For example, as E&P companies shift towards longer lateral development, the ability to transport proppant the full lateral length of the wellbore, in some cases over 10,000 feet, becomes increasingly difficult. This has led to an increased adoption of proppant transport technology, which is a value-added coating to raw frac sand that provides the ability to carry proppant deeper into the wellbore and fracture.

        These recent trends are resulting in increased demand for value-added proppants, which provide enhanced performance characteristics relative to raw sand and improve the overall return on investment. The introduction of polymeric proppants as an alternative to traditional resin coated and ceramic proppants has allowed E&P companies to achieve higher levels of production efficiencies from their wells. Polymeric proppants are products that are specifically designed for specific sub-surface temperature environments. Utilizing polymeric proppants that are suited for the specified environment allows for effective flow back control and high levels of conductivity.

Frac Sand Demand Trends

        Well completion technologies which employ horizontal drilling and multi-stage fracturing (where multiple fractures are created within a single wellbore) have significantly increased the demand for proppant per well in recent years. These completion techniques have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. As a result, the percentage of active drilling rigs used to drill horizontal wells, which require significantly greater volumes of proppant than vertical wells, increased from 42% in 2009 to 69% in 2014, and as of March 24, 2017 the percentage of rigs drilling horizontal wells is 83% according to the Baker Hughes Rig Count.

        In addition to the increase in the number of horizontal drilling rigs, the growth in proppant demand is a result of the following factors:

  •
  the increase in length of the typical horizontal wellbore;

  •
  the increase in the number of fracturing stages per lateral foot in the typical completed horizontal wellbore; and

  •
  the increase in the volume of proppant used per fracturing stage.

        E&P companies continue to deploy new technologies for higher recoveries of hydrocarbons. The higher amounts of proppant per lateral foot and increased number of frac stages have resulted in higher oil and gas recovery rates. Improved drilling rig efficiency has been driven by the increase of pad drilling, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at a greater rate than overall rig count. An additional trend across North America is increasing well completion intensities leading to increased proppant demand by exploration and production companies. For example, in 2014 the average amount of proppant pumped into a new well in the U.S. was 6.5 million pounds. In 2016, the average amount of proppant per well was 12.4 million pounds. Per a recent market report from Spears and Associates, a petroleum industry research firm, the average amount of proppant per well by 2018 should rise to 18.0 million pounds per well. We believe that modern completion techniques will be a positive demand driver for the proppant industry going forward.

        From 2010 to 2015, frac sand demand experienced strong growth, growing at an average annual rate of 23%. In addition, raw frac sand's share of the total proppant market continues to increase, growing from approximately 78% in 2010 to approximately 95% in 2016 as E&P companies continue to look closely at overall well cost, completion efficiency and design optimization, which has led to a greater use of raw frac sand in comparison to resin-coated sand and manufactured ceramic proppants.

According to Spears and Associates, total annual proppant demand in the U.S. is expected to grow from 41.5 million tons in 2016 to 133.2 million tons in 2018, as seen in the chart below:

        The following table sets forth such expected growth from 2016 to 2018 in proppant demand by individual basin.

2016 & 2018 Proppant Demand by Basin (millions of tons)

Source: Spear's and Associates "Drilling and Production Outlook" and "Hydraulic Fracturing Market 2006-2018."

BUSINESS

Our Company

        We provide sand-based proppant solutions to the oil and gas industry through our ownership and operation of a portfolio of geographically diversified mines and processing and coating plants. Our products are sold to both oilfield service providers and oil and gas exploration and production ("E&P") companies operating in some of the most active basins in North America. We are focused on the development and operation of sand facilities located close to or within basins where our customers operate and consume our products, which we refer to as our "regional sand facilities". E&P companies are increasingly favoring sands produced at regional facilities given their lower delivered cost versus Northern White sands, which are produced primarily in Wisconsin and Illinois. We believe our regional sand facilities provide us with a significant competitive advantage by allowing us to avoid or reduce certain transportation costs. We believe this enables us to offer our high-quality sands at a lower all-in cost of ownership as compared to our competitors. In addition to our raw frac sands, we manufacture and sell a suite of proprietary coated sands which have been designed to provide our customers with additional benefits, including features such as enhanced proppant transport and reduced flowback, which improves well performance and reduces costs for the end user, and the reduction of dust in the handling of these products.

        We are in the process of developing new in-basin regional sand facilities, consisting of two facilities located in the Permian basin in Monahans and Kermit, Texas, which we refer to as our "Monahans" and "Kermit" facilities, and one facility located in the Eagle Ford shale in Atascosa, Texas, which we refer to as our "Atascosa" facility. We refer to the Monahans, Kermit and Atascosa facilities collectively as our "in-basin facilities." The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. Once operational, we believe that our three in-basin facilities will be among the lowest cost landed at well, or "CLAW", providers of raw frac sand in the industry, as our geographic footprint will eliminate long-haul rail shipment and transloading expenses associated with out-of-basin suppliers. We expect to finance the in-basin facilities with our Project Financing. In addition, our existing regional sand facilities include our Sanders, Arizona facility, which primarily serves the Delaware sub-basin in the Permian basin (which consists of the Delaware and Midland sub-basins) and the San Juan and Bakersfield basins, and our Genoa, Nebraska facility, which primarily serves the SCOOP/STACK formation and the Denver-Julesburg basin. In addition to our regional sand facilities, our Northern White facility, located in Blair, Wisconsin, provided approximately 21% of the proppant used in Canada for the year ended December 31, 2016. Due to the vertical integration of transportation capabilities within our production facilities, the extensive distribution network in Canada and the limited high-quality regional sand providers in that market, we believe that in Canada, our Blair, Wisconsin facilities capture many of the cost advantages associated with our regional sand facilities.

        Once our new in-basin facilities are operational, we expect to have approximately 14.0 million tons of total processing capacity, of which approximately 13.0 million tons will be from our regional sand facilities, including 9.6 million tons at our in-basin facilities, making us one of the largest suppliers of regional sands, and the largest in-basin supplier, to the oil and gas industry (measured by processing capacity). Including the reserves associated with our in-basin facilities at their date of acquisition, we have total proven and probable reserves of approximately 742.9 million tons as of December 31, 2016. These reserve estimates do not include (i) the annual replenishment of approximately 1.8 million to 2.0 million product tons of unprocessed sand at our Genoa, Nebraska facility as a result of sediment dredging activities of the Loup River Public Power District ("LRPPD"), which the LRPPD conducts at its sole cost and expense, or (ii) additional reserves that we may identify with additional drilling and sampling on certain parts of our approximately 11,400 controlled acres adjacent to our current mining operations at Sanders, Arizona. These reserves reflect an estimated reserve life of approximately

65 years based upon the historical sand volumes for the year ended December 31, 2016 for our existing facilities, and the processing capacity of our new in-basin facilities once construction is complete.

        Of our approximately 742.9 million tons of proven and probable reserves, approximately 96% is 40/70 or 100 mesh finer grade sand, both of which are in high demand from our customers as a result of their high crush strength as compared to Northern White sand, and lighter weight as compared to coarser grade alternative products, such as 20/40 and 30/50 sands. The reserves at our West Texas locations will be suitable for closure stress of up to 7,000 pounds per square inch ("psi") and 9,000 psi, respectively, as compared to the suitability of our competitors' Northern White reserves for closure stress of approximately 8,500 to 10,000 psi. With respect to our in-basin facilities, we expect to develop both dry and wet processing plants, and expect to process frac sand in varying gradations, but predominantly 40/70 and 100 mesh. We currently have supply contracts for over 3.5 million tons per year of raw frac sand from our in-basin facilities and are in discussions for additional supply contracts with customers.

        Our research and development team, which consists of six employees with degrees in chemical and petroleum engineering and other materials science and engineering disciplines, seeks to provide enhanced solutions to existing proppant and completion methodologies. We have been recognized with recent industry awards for our research and development efforts, including the 2014 Polyurethane Innovation Award for Improving Oil Productivity, among others. We have developed a suite of proprietary coated sand products including FloPRO PTT™, Polymeric Proppants and DustPRO™, which provide cost-competitive, well-enhancing benefits to our end users including improved proppant transport, improved strength and reduced flowback, and reduced generation of dust during handling, respectively. Polymeric Proppants is a suite in its own right, providing multiple resin coated sand products, each for different downhole conditions. We manufacture our coated sands using proprietary, in-house developed coating processes, including our MultiPRO™ and flash-coating application units. We believe these coating processes are more efficient and lower-cost than other sand coating processes employed by competitors. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and 50 patents pending in other countries relating to these various technologies.

Our Assets, Reserves and Operations

Overview

        The table below describes the characteristics of each of our facilities at and as of the year ended December 31, 2016, and the expected characteristics of our in-basin facilities once they become operational:

Reserves and Facilities Location	Proven Reserves (in thousands) (a)	Probable Reserves (in thousands) (a)	Total Proven & Probable Reserves(a)	Mesh Sizes	Sand Volumes	Estimated Reserve Life in years (b)	Processing Capacity per year	Year of Lease Expiration (c)	Products (Grades)	Primary Basins Served	Logistics Access
Genoa, Nebraska	33,705	—	33,705	89% Fine; 11% Coarse	767	44	2,000	2036	16x30, 20x40, 30x50, 40x70, 100M	DJ, STACK/SCOOP	UP and BNSF rail; truck
Sanders, Arizona	33,082	20,239	53,321	66% Fine; 34% Coarse	482	111	1,360	2020-2024	16x30, 20x40, 30x50, 40x70, 100M	Permian, San Juan	BNSF rail; truck
Blair, Wisconsin	29,231	—	29,231	66% Fine; 34% Coarse	615	48	1,080	N/A(d)	16x30, 20x40, 30x50, 40x70, 100M	Montney, Duvernay	CN Rail
Atascosa, Texas(e)	82,055	120,066	202,121	100% Fine	N/A	67	3,000	N/A(d)	40x70, 100M (200M upon request)	Eagle Ford	Truck
Monahans, Texas(e)	83,207	—	83,207	100% Fine	N/A	25	3,300	2047	40x70, 100M (200M upon request)	Permian	Truck
Kermit, Texas(e)	32,784	308,502	341,286	100% Fine	N/A	103	3,300	2047	40x70, 100M (200M upon request)	Permian	Truck

Total	294,064	448,807	742,871			65	14,040

(a)
Reserves are estimated as of December 31, 2016 by third-party independent engineering firms based on core drilling results and in accordance with the SEC's definitions of proven and probable recoverable reserves and related rules for companies engaged in significant mining activities. Drilling density utilized by the independent engineering firm to determine proven versus probable reserves are based upon the relative characteristics of the mineral resource field evaluated, including the consistency and density of the mineral resource within the drilling core sample. The drill-hole spacing utilized by the independent engineering firm in its determination of proven and probable reserves in accordance with the SEC's definitions are as follows by property:

•
Genoa, Nebraska—600 feet to 1,500 feet

•
Sanders, Arizona—500 feet to 1,000 feet

•
Blair, Wisconsin—800 feet to 1,600 feet

•
Atascosa, Texas—1,500 feet to 2,500 feet

•
Monahans, Texas—1,500 feet to 3,000 feet

•
Kermit, Texas—1,500 feet to 3,000 feet

(b)
For the Genoa, Sanders and Blair facilities, total proven and probable reserves at December 31, 2016 divided by sand volumes processed for the year ended December 31, 2016. For the Atascosa, Monahans and Kermit facilities, total proven and probable reserves at their date of acquisition divided by annual expected processing capacity.

(c)
Excludes any extension options. For more information, please read "—Assets and Operations-Facilities."

(d)
We own the land and mineral rights at these facilities.

(e)
Currently under construction. The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. See "Business—In-Basin Facilities" for further detail.

        The following map identifies the location of our reserves, facilities and owned terminals as of the filing date of the registration statement.

Reserves

        "Reserves" are defined by SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between "proven (measured) reserves" and "probable (indicated) reserves" which are defined as follows:

  •
  Proven (measured) reserves.  Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  •
  Probable (indicated) reserves.  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

        Based on these definitions, we estimate that we had approximately 96.0 million tons of proven recoverable sand reserves and 20.2 million tons of probable recoverable sand reserves as of December 31, 2016 and will have 294.1 million tons of proven recoverable sand reserves and 448.8 million tons of probable recoverable sand reserves once our in-basin facilities are operational. Our internal geologists and mining engineers estimate the quantity and nature of our sand reserves with necessary adjustments for operations during the year and additions or reductions due to property acquisitions and dispositions, quality adjustments and mine plan updates. Periodically, we retain outside experts to independently audit our estimates of sand reserves. The most recent audit by an independent engineering firm of our reserves was completed by John T. Boyd Company as of December 31, 2016.

        As of December 31, 2016, we owned approximately 25% of our mineral reserves and leased approximately 75% of our reserves from third-party landowners. We lease our reserves at our Genoa and Sanders facilities. To opine as to the economic viability of our reserves, John T. Boyd Company reviewed our operations at the time of their proven and probable reserve determination. Their findings were then incorporated into their reserve audit and the reserve estimates reflect the quantity of sand that can be recovered under a similar cost structure. In rendering its opinion regarding our estimates of the proven and probable reserves attributable to all of our facilities, John T. Boyd Company determined, based on their knowledge of our mineral reserves and our intended plan of operations, that it is reasonable to assume our future operating costs will not exceed those currently incurred. John T. Boyd Company further assumed that if mine gate revenue per ton for our existing operating facilities remains relatively constant over the life of the reserves based upon the historical and estimated average sales price for the three years ended December 31, 2016 and the year ended December 31, 2017, respectively, our current operating margins are sufficient to expect continued profitability throughout the life of our reserves. The mine gate average sales prices assumed were $36 per ton for our Blair, Wisconsin facility, $31 per ton for our Genoa, Nebraska facility and $39 per ton for our Sanders, Arizona facility. For the reserves associated with the development of our Monahans and Kermit facilities in West Texas and our Atascosa facility in South Texas, John T. Boyd Company assumed that mine gate revenue per ton remained consistent at $45 per ton and $50 per ton, respectively, over the life of the reserves, based upon current pricing trends within those regions.

        The cutoff grade used in estimating our reserves considers only sand that will not pass through a 140 mesh screen, meaning that only sand with a mesh size coarser than 140 is included in our estimate of our reserves, even though we sell products that are of a finer grade, as market demand for these products continues to exist. Our reserve estimate adjusts for wet and dry plant processing losses between 16% and 23%, including those associated with sand grades finer than 140, as well as for mining losses of 10%.

Our Facilities

        Below is a detailed description of our three active sand mining and processing facilities. Where applicable, we also describe the lease agreements and royalty arrangements associated with our properties. Unless otherwise indicated, the processing capacities disclosed in this prospectus express the volume of frac sand that our facilities can produce using their current operational resources, accounting for the loss of sand during processing, drying, scheduled and unscheduled downtime and idled capacity.

  Blair, Wisconsin

        Our Blair facility was acquired in December 2011 from Winn Bay Sand Limited Partnership and is located on 790 acres in Trempealeau County, west-central Wisconsin, just northwest of the town of Blair, or 150 miles northwest of Madison, Wisconsin. The facility produces high-quality Northern White frac sand that services primarily the Montney and Duvernay shales, Viking and Utica and Marcellus basins. We had approximately 29.2 million tons of proven sand reserves at our Blair facility as of December 31, 2016, together with wet and dry processing plants. We own all of the reserves at our Blair facility on the 790 total acres that we control, and thus do not pay any royalty or lease payments. For the year ended December 31, 2016, we sold approximately 614.6 thousand tons of frac sand from the Blair facility.

        We produce a variety of saleable mesh sizes of frac sand from our Blair facility, which allows us to modify our production mix rapidly in response to changing market demand for different types of frac sand. Product from our Blair facility is shipped by rail. Our Blair facility is strategically located adjacent to a short rail line owned by Canadian National Railway Company, which provides us with year-round rail access and allows our customers to transport Northern White frac sand from the facility to all major unconventional oil and natural gas basins currently producing in the U.S. and Canada. We own approximately 14,000 feet of onsite rail track that is tied into the Canadian National rail line and is used to stage and store empty or recently loaded railcars.

        Our Blair wet plant is capable of processing up to approximately 2.0 million tons per year of mine feed. The wet plant operates for seven to nine months per year and does not operate in sustained freezing temperatures during winter months. The dryer is capable of processing approximately 1.1 million tons of Northern White frac sand per year in varying gradations, including 20/40, 30/50, 40/70 and 100 mesh. Once processed and dried, sand from our Blair facility is stored in one of six onsite silos that have a combined storage capacity of approximately 13,500 tons.

        As of December 31, 2016, approximately 13.8 million tons of our proven reserves at our Blair facility were on the permitted 506 acres of the property and approximately 15.4 million tons were on the remaining unpermitted 284 acres. As our mining operations progress on the permitted portion of our reserves and as customer demand dictates, we intend to apply for the necessary permits and regulatory approvals to allow us to extend our mining operations to the currently unpermitted portion of the property following substantial depletion of our currently permitted reserves. We own all of the reserves at the Blair facility and therefore do not make any royalty or lease payments.

        The reserves at our Blair facility have 5 to 10 feet of unsalable overburden and yields pay zones that have an average thickness of approximately 58 feet and contain material that is predominately in the 20/140 mesh size distribution. No underground mines are operated at our Blair location as all mining activities take place on the surface and above the water table.

        The following map indicates the layout and location of our Blair facility:

  Genoa, Nebraska

        Our Genoa facility was acquired in December 2007 from Legacy Resources Company LLC and is located on 790 acres, all of which are permitted and 115 of which are owned, in Nance County, east-central Nebraska, just southwest of the town of Genoa, or 100 miles west of Omaha, Nebraska. The facility has supplied frac sand to major oil and natural gas basins in the U.S. and Canada, ranging from the Bakken shale at the U.S.-Canada border to the Eagle Ford shale in South Texas and as far east as the Marcellus shale and is currently supplying frac sand to the SCOOP/STACK formation and Permian and Denver-Julesburg basins. We had approximately 33.7 million tons of proven sand reserves at our Genoa facility as of December 31, 2016, together with wet and dry processing plants. This amount does not include additional unprocessed sand that is dredged from the Loup River canal each year and deposited at the Genoa facility. For the year ended December 31, 2016, we sold approximately 767.2 thousand tons of sand from our Genoa facility.

        Product from our Genoa facility is shipped by rail and truck. We own 15,700 feet of onsite rail track and lease and/or store railcars on 36,500 feet of rail track in the vicinity of the Genoa facility, both of which are tied into a rail line owned by Nebraska Central Railroad Company, a serving shortline connected directly into the Union Pacific rail network. This line can ship to certain Niobrara and Mid-Continent destinations for a relatively low cost. The Genoa facility's strategic location adjacent to a Union Pacific serving short rail line provides our customers with the ability to transport frac sand from the facility to all major unconventional oil and natural gas basins currently producing in the U.S. and Canada. Additionally, due to its proximity to some major basins, we also truck frac sand from the Genoa plant directly to end markets.

        The sand deposits at our Genoa facility are located on approximately 675 acres leased from Loup River Public Power District, which we refer to as the "District," in Nance County, Nebraska, approximately 100 miles west of Omaha. At its sole cost and expense, the District conducts biannual dredging operations of sediments in the Loup River canal that has replenished our unprocessed sand by approximately 1.8 to 2.0 million tons each year. The Loup River provides natural cleaning and polishing of the sand, thereby enhancing its physical characteristics such as its naturally low and API-conforming turbidity levels. Additionally, the settling basin at the head of the canal creates a natural gradation segmentation with the coarser sediments deposited near the entrance to the canal and the finer sediments up to 1.5 miles into the canal. This gradation segmentation provides us with flexibility to mine targeted grades and mixes of sand that we sell.

        Our Genoa reserves are secured under a mineral lease that began in April 2006 and has an initial term of 30 years, which we may extend indefinitely for additional one-year terms at our option provided that we remove at least 100 thousand tons of sand during the immediately preceding calendar year. Our lease agreement also grants us the right, among other things, to construct, operate and maintain facilities and other infrastructure related to sand production and transportation. Pursuant to the lease agreement, we are obligated to make royalty payments of $0.25 per ton of sand that is removed from the property and adjacent settling basin and sold. In addition, the lease agreement requires us to make a minimum royalty payment of $50,000 per year. Both the per-ton and minimum royalty payments are subject to an annual adjustment based on a certain price index. As of January 1, 2017, we are obligated to pay approximately $0.43 per ton in royalty payments and are subject to a minimum royalty payment of approximately $85,406 per year.

        Our Genoa wet processing plant is capable of processing up to 4.7 million tons per year of mine feed. The wet plant operates for eight to nine months per year and does not operate in sustained freezing temperatures during winter months. The dry plant is capable of processing approximately 2.0 million tons per year of dry frac sand in varying gradations, including 12/20, 16/30, 20/40, 30/50, 40/70 and 100 mesh. Once processed and dried, sand from our Genoa facility is stored in one of

12 onsite silos or in our flat sand storage building, which together have a combined storage capacity of approximately 13,800 tons.

        The reserves at our Genoa facility do not contain any unsalable overburden and yields pay zones that have an average thickness of approximately 54 feet and contain material that is predominately in the 20/140 mesh size distribution. No underground mines are operated at our Genoa location as all mining activities take place on the surface and above the water table.

        We also operate a batch coating plant at our Genoa facility that is capable of processing approximately 360,000 tons per year of coated sand in varying gradations, including our FloPRO™ and our suite of Polymeric Proppants products. By the third quarter of 2017, we also expect completion of approximately 1.1 million tons of additional annual coating capacity in our coating facility in Genoa, Nebraska. The project is currently underway and will allow for a total of 1.4 million tons of annual coating capacity at our Genoa facility once complete.

        The following map indicates the layout and location of our Genoa facility:

  Sanders, Arizona

        Our Sanders facility was acquired in January 2011 from BASF Corporation and is located on 11,411 acres, 350 of which are permitted and 11 of which are owned, in Apache County, northeastern Arizona, or 140 miles east of Flagstaff, Arizona. The Sanders facility is located near prolific southwestern oil and natural gas producing basins, such as the Delaware (in the Permian Basin) and San Juan and Bakersfield basins, which we believe provides a competitive advantage for us by reducing our customers' time and cost in getting frac sand to the wellsite. We had approximately 33.1 million tons of proven reserves and 20.2 million tons of probable reserves at our Sanders facility as of December 31, 2016, together with wet and dry processing plants, located approximately 150 miles east of Flagstaff. For the year ended December 31, 2016, we sold approximately 481.7 thousand tons of frac sand from our Sanders facility.

        Our Sanders facility is strategically located approximately six miles from our rail loading facility, providing us with year-round rail access. Our product is trucked to the rail loading facility. We lease approximately 29,000 feet of rail track at our loadout facility that is connected to a rail line owned by BNSF Railway Company and used to stage and store empty or recently loaded railcars. Our strategic location adjacent to a BNSF rail line provides our customers with the ability to transport frac sand from our Sanders facility to all major unconventional oil and natural gas basins currently producing in the southwestern and mid-continent regions of the U.S. Additionally, due to its proximity to some major producing basins such as the San Juan, sand produced at our Sanders facility is at times trucked directly to end markets.

        Our reserves and operations at the Sanders facility are secured under four lease agreements with expiration dates that range from June 2020 to November 2024, subject to certain renewal terms. One of the agreements is with a large international chemical company that has acquired mineral rights to mine clay and sand on the premises. As part of our agreement with this company, we have secured an exclusive right to all of the sand at this location. Pursuant to our lease agreements, we are obligated to make royalty payments of up to $0.90 per ton of sand that we remove from the leased premises, subject to annual adjustment based on a certain price index. For the year ended December 31, 2016, we paid an average of $0.57 per ton in royalty payments at the Sanders facility. We are also party to a ground lease with the Office of Navajo and Hopi Indian Relocation for the property on which we have constructed our processing and storage facilities at Sanders. The ground lease expires in February 2026 and obligates us to pay $107,500 in annual rent, subject to certain annual adjustments.

        Our Sanders wet plant is capable of processing up to 2.3 million tons per year of mine feed. The dry plant is capable of processing approximately 1.4 million tons per year of dry frac sand in varying gradations, including 12/20, 16/30, 20/40, 30/50, 40/70 and 100 mesh. Once processed and dried, sand produced from our Sanders facility is stored in one of 19 onsite and offsite silos (including those at our rail loading facility) with a combined storage capacity of 24,000 tons.

        The reserves at our Arizona facility have approximately 5 to 10 feet of unsalable overburden and yields pay zones that have an average thickness of approximately 94 feet and contain material that is predominately in the 20/140 mesh size distribution. No underground mines are operated at our Arizona location as all mining activities take place on the surface and above the water table.

        The following maps indicate the layout and location of our Sanders facility:

In-Basin Facilities

        In addition to our regional sand facilities, we are developing three locations in Texas that will serve as new sand production facilities in close proximity to some of the most prolific producing regions in the U.S. We expect these in-basin facilities to eliminate much of the cost associated with delivering frac sand from outside the basin. As such, we expect our in-basin facilities to generate among the highest gross profit margins and lowest working capital burdens of any large-scale frac sand mine in the industry.

  Atascosa, Texas

        Our Atascosa, Texas facility, for which we own 4,047 acres, is located approximately 10 miles north of Poteet, Texas and has approximately 202.1 million tons of total proven and probable reserves, of which 82.1 million tons are proven reserves, as of December 31, 2016. We are currently constructing wet and dry processing plants at the Atascosa facility with expected annual processing capacity of 3.0 million tons. We expect the Atascosa facility to commence operations during the first quarter of 2018. We believe the close proximity of the Atascosa facility to the prolific Eagle Ford shale will enable us to eliminate much of the cost associated with delivering frac sand from outside the basin, including the fixed cost of maintaining (and storing during periods of lower utilization) the associated railcar fleets, the capital expenditures associated with the rail and transload infrastructure that support a rail fleet (at origin and destination) and/or the fixed minimum throughput agreements common at third party transload facilities. As a result, we believe that we will be able to move sand from this in-basin facility to well sites in the Eagle Ford shale for an average transportation cost equal to approximately $25 to $30 per ton. By eliminating these supply chain elements and costs, we expect the in-basin Atascosa facility to generate among the highest gross profit margins and lowest working capital burdens of any large-scale frac sand mine in the industry.

        We own all of the reserves at our Atascosa facility and will not make any royalty or lease payments. The deposit found in our open-pit mine is from the Carrizo Formation and is an unconsolidated sandstone. No underground mines will be operated at the Atascosa facility, as all mining activities will take place on the surface and above the water table.

        The Atascosa facility is expected to operate throughout the year given the favorable weather conditions at this location. The dry plant will be fueled initially by propane and is expected to be capable of processing approximately 3.0 million tons of frac sand per year in varying gradations, predominantly 40/70 and 100 mesh. Once processed and dried, sand from the Atascosa facility will be stored in our onsite silos and will be picked up by truck and delivered directly to the customer's well sites located primarily in the Eagle Ford shale. We may have MultiPRO™ application units at either the Atascosa facility or at an in-basin third party terminal, reduce costs and stock-outs because of the in-basin application.

        We have received the required governing agency permits to operate our Atascosa facility from the Texas Commission on Environmental Quality ("TCEQ") Air Permits Division and Water Quality Division and Evergreen GWCD, and we expect to receive the remaining required permits from the City of Poteet, Atascosa County, MSHA, Texas Department of Transportation ("TexDOT") and TCEQ Water Quality Division and Small Business and Environmental Assistance Division prior to the Atascosa facility's planned commencement during the first quarter of 2018.

        The following map indicates the layout and location of our Atascosa facility:

Site Location
BEXAR COUNTY
ATASCOSA COUNTY
Dry Plant
Stockpile Area
Wash Plant
Property Line
Road
County Line
Haul Road
Haul Road
0
2000'
4000'

SAND MINING OF TEXAS
ATASCOSA COUNTY
POTEET, TX

STX PLANT SITE MAP

preferred sands

Monahans and Kermit, Texas

        Our Monahans and Kermit, Texas facilities ("West Texas facilities"), which will both be located on the 31,000 leased acres we have under control, are located approximately 10 miles east of Monahans, Texas and has approximately 424.5 million tons of total proven and probable reserves, including 116.0 million tons of proven reserves, as of December 31, 2016. Each facility is expected to have annual processing capacity of 3.3 million tons, for total annual processing capacity of 6.6 million tons serving the Permian basin. We are currently constructing wet and dry processing plants at the Monahans facility and expect to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. We believe the close proximity of the West Texas facilities to the Permian basin will enable us to serve as a preferred provider of frac sand to producers in that region, which is widely regarded as the most prolific oil producing area in the U.S. as a result of its size, geology and customer activity levels. We believe we will be able to achieve this because our facilities would eliminate much of the cost associated with delivering frac sand from outside the basin, including the fixed cost of maintaining (and storing during periods of lower utilization) the associated railcar fleets, the capital expenditures associated with the rail and transload infrastructure that support a rail fleet (at origin and destination) and/or the fixed minimum throughput agreements common at third party transload facilities. As a result, we believe that we will be able to move sand from these in-basin facilities to well sites in the Permian basin for an average transportation cost equal to approximately $25 to $30 per ton. By eliminating these supply chain elements and costs, we expect our in-basin West Texas facilities to generate among the highest gross profit margins and lowest working capital burdens of any large-scale frac sand mine in the industry.

        The reserves at the West Texas facilities are secured under a land purchase and two lease agreements that expire in June 2047, subject to certain renewal terms. Under the two lease agreements, we are obligated to pay royalties equal to the greater of $0.75 per ton sold or 2.5% of the gross selling price of the sand sold, subject to a minimum aggregate royalty of $1.25 million per annum beginning on January 1, 2018. In connection with the purchased property, we are obligated to pay royalties of $0.75 per ton sold. The deposit found in our open-pit mines is a dune sand sheet deposit and is an unconsolidated sandstone. No underground mines will be operated at our West Texas facilities, as all mining activities will take place on the surface and above the water table.

        The West Texas facilities are expected to operate throughout the year given the favorable weather conditions at this location. The West Texas facilities dry plants will be fueled initially by propane and are expected to be capable of processing approximately 6.6 million tons of aggregate frac sand per year in varying gradations, predominantly 40/70 and 100 mesh. Once processed and dried, sand from the West Texas facilities will be stored in our onsite silos and will be picked up by truck and delivered directly to the customer's well sites located primarily in the Delaware and Midland sub-basins (within the greater Permian basin). We may have MultiPROTM application units at either the Monahans or Kermit facilities or at an in-basin third party terminal, which will reduce costs and stock-outs because of the in-basin application.

        We have received the required governing agency permits to operate our Monahans facility from the Texas Commission on Environmental Quality ("TCEQ") Air Permits Division and Water Quality Division and Evergreen GWCD, and we expect to receive the remaining required permits from the City of Poteet, Atascosa County, MSHA, Texas Department of Transportation ("TexDOT") and TCEQ Water Quality Division and Small Business and Environmental Assistance Division prior to its planned commencement during the first quarter of 2018. We expect to apply for similar permits to operate our Kermit facility prior to its planned commencement during the second quarter of 2018.

        The following map indicates the layout and location of our West Texas facilities:

Competitive Strengths

        We believe that proppant customers are primarily focused on achieving the lowest CLAW for raw frac sand and coated proppants. We believe that we are well positioned to address these market demands through the following strengths:

  •
  Strategically located in-basin facilities.  We are currently developing three in-basin facilities, consisting of our Monahans and Kermit facilities in the Permian basin and our Atascosa facility in the Eagle Ford shale. The Atascosa and Monahans facilities are expected to commence operations during the first quarter of 2018, while the Kermit facility is expected to commence operations during the second quarter of 2018. Approximately 90% of each of the Permian and Eagle Ford proppant demand for the year ended December 31, 2016 is located within 100 miles of our in-basin facilities. The close proximity of our in-basin facilities to the Midland and Delaware sub-basins in the Permian and the Eagle Ford shale will enable us to eliminate much of the cost associated with delivering frac sand from out of basin, including the fixed cost of maintaining (and storing during periods of lower utilization) the associated railcar fleets, the capital expenditures associated with the rail and transload infrastructure that support a rail fleet (at origin and destination) and/or the fixed minimum throughput agreements common at third party transload facilities. As a result, we believe we will be able to move sand from our in-basin facilities to the well site for an average transportation cost of approximately $18 to $30 per ton. By comparison, providers of Northern White frac sand from facilities in Wisconsin typically incur $60 to $100 per ton in transportation costs (including rail freight expense, railcar lease, demurrage and storage expenses, transload expense and truck to the well site expense) to move sand to the Permian basin and $80 to $100 per ton to move sand to the Eagle Ford shale. According to Company estimates, these additional logistics costs result in an approximately $50 per ton higher CLAW for Northern White frac sand as compared to frac sand from in-basin facilities. We believe that this lower CLAW for in-basin facilities will render Northern White frac sand as incremental supply in Texas, which is expected to become approximately half of the total proppant market in 2018. Deliveries from regional Texas mines are approximately 125%

    more costly than those from in-basin mines, while deliveries from Northern White sand mines are approximately 275% more costly due to the logistics requirements of the additional mileage from the wellhead. By eliminating these supply chain elements and costs, we expect our in-basin facilities to generate among the highest gross profit margins and lowest working capital burdens of any large-scale frac sand mine in the industry.

  •
  Diversified portfolio of regional facilities serving some of the most active basins in North America. Our reserves are located in close proximity to several of the most significant U.S. oil and gas basins, notably, the Permian basin, the Eagle Ford shale and the SCOOP/STACK formation. Of equal importance, the Permian basin, the Eagle Ford shale and the SCOOP/STACK formation are among the top regions in terms of highest proppant use per well and growth in proppant per well, according to NavPort. These regions represent three of the top five largest basins and regions in North America in terms of new drilling and well completion activity. Additionally, the location of our existing regional facilities provides us with a strategic advantage in delivering proppant to other active U.S. oil and gas basins, including the San Juan and Denver-Julesburg basins and the Bakersfield field in California. Additionally, our Blair, Wisconsin facility provides logistically advantaged frac sand to the fast-growing Montney and Duvernay shales in western Canada, accounting for approximately 21% of the proppant used in Canada for the year ended December 31, 2016. As a result of our close proximity to these important basins, we expect to benefit more than our peers from the compounding effect of the new wells completed and increasing proppant use per well. In addition to the strong underlying fundamentals of the markets we have historically served, our locations provide further upside to certain basins, which while currently less active, may become economical in a broader oil and gas recovery. Our footprint further facilitates our geographic, customer, commodity and supply chain diversity.

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  One of the largest producers of regional frac sand.  As of March 31, 2017, and including our new in-basin facilities once they become operational, we will have 14.0 million tons of annual sand processing capacity, including 9.6 million tons of annual sand processing capacity from our new in-basin facilities, making us one of the largest regional sand producers in the U.S. In 2018, we expect to have approximately 8.0 million regional tons of annual capacity, including 6.6 million in-basin tons, serving plays in the Permian basin, 3.0 million in-basin tons of annual capacity serving the Eagle Ford shale, and approximately 2.0 million regional tons of annual capacity positioned to serve the SCOOP/STACK formation and the Denver-Julesburg basin. Additionally, we have exploratory rights on approximately 3,600 acres in Peace River, Alberta, Canada, which could be used for in-basin expansion to service the Canadian markets.

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  Large reserve base consisting of high-demand fine mesh sand.  Once our in-basin facilities become operational, we will have approximately 742.9 million tons of proven and probable reserves of frac sand, of which approximately 96% of our in situ reserves will be measured as either 40/70 or 100 mesh.

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  Patent protected portfolio of coated sand products and production methods.  Through our in-house research and development team, we have developed a suite of proprietary coated sand products including: (i) FloPRO PTT™, a product we believe provides customers with higher well productivity and reduces costs, (ii) Polymeric Proppants, a full suite of resin-coated sand products that are designed to increase production efficiency relative to conventional resin-coated proppants, and (iii) DustPRO™, a dust suppression product that can stand alone as a coating or be built into our FloPRO PTT™ product and dramatically reduces the amount of particles in the air, allowing operators to comply with current Occupational Safety and Health Administration ("OSHA") standards for air quality. For the year ended December 31, 2016, our portfolio of products has been consistently used by operators across the U.S. and Canada, with approximately 88% of our customers making repeat orders. In addition, we manufacture our coated sand products using proprietary coating processes, including our MultiPRO™ and flash-coating application units. We believe these processes are more efficient and lower-cost than other sand coating processes employed by our competitors, and provide us with a cost advantage that improves our margins for such products.

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  Balanced mix of credit worthy oilfield service and E&P customers.  As of March 31, 2017, our largest customers include Halliburton, Encana and Schlumberger, among other oilfield service and E&P companies, and while many factors influence the selection of sand suppliers, we believe our ability to provide large volumes of regional sand at an attractive CLAW makes us among their preferred partners. We have supplied Halliburton since 2009 and have existing supply contracts with Halliburton and Encana.

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  An experienced and entrepreneurial management team and supportive strategic partnership with KKR. Our management team has an average of eight years of experience in the oil and gas industry, as well as significant experience establishing, investing in, operating and growing industrial mineral asset businesses. Our management team was at the forefront of identifying the growing opportunities and expansion of the proppant market, and is focused on optimizing our current business and expanding our operations through disciplined reserve and product development and acquisitions. For example, we were the first pure play frac sand company in the market and the first to develop a multitude of new sand-based coating technologies for the oil and natural gas industry. Since 2014, KKR Credit Advisors (US) LLC (through certain managed funds, accounts and entities, and including its affiliated advisor entities, "KKR") has been a key supporter of our business model, notably providing us capital. and enhanced access to E&P customers.

Business Strategies

        We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

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  Expand our in-basin reserve base and frac sand processing capacity.  We seek to identify and evaluate economically attractive acquisition and facility expansions and enhancement opportunities to increase our reserves, processing capacity and operational efficiency. Since our formation in 2007, we have acquired, built and expanded four frac sand processing facilities, and once our in-basin facilities are operational, we expect to have an aggregate processing capacity of approximately 14.0 million tons per year. We intend to continue selectively pursuing attractive acquisitions that meet our quality standards and targeted returns on invested capital and that enhance our market positioning and geographic presence. Prior to completing any acquisitions or commencing any expansions, we intend to enter into long-term supply agreements for a substantial majority of any additional processing capacity.

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  Capitalize on compelling industry fundamentals by expanding market share and production in most active basins. Demand growth for raw frac sand and other proppants is primarily driven by horizontal drilling activity and proppant intensity, both of which are projected to increase significantly in 2017 and 2018 according to Spears and Associates. We intend to continue to expand our market share and position ourselves as a key producer of high-quality raw frac sand and are well positioned for the expanding needs of operators across all major shale basins in North America, but in particular the Permian basin, Eagle Ford shale, SCOOP/STACK formation and Montney basin. We are constructing three new in-basin facilities that we expect will more than double our sand processing capacity. We believe these facilities will allow us to deliver fine mesh sand to our customers for the lowest CLAW in the Permian basin and Eagle Ford shale.

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  Grow sales and continue expansion of portfolio of coated sands technology.  We are focused on increasing customer adoption of our suite of coated sands technology, including enhanced proppant transport, resin coatings, and dust suppression. We believe our products address a number of shortcomings associated with existing proppant and completion methodologies. We intend to continue to work closely with our customers to develop new solutions to help them complete more productive and cost-efficient wells in shorter time and with less impact on their surroundings. We also have the ability to expand the coating capacity at our regional locations and terminals in a cost-effective manner, which creates optionality and reduces the cost of our finished products. We believe that this ability increases the addressable market for our coating technologies as our technology products can be applied at customer-owned terminals or sand plants.

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  Maintain financial strength and flexibility.  On a pro forma basis after giving effect to this offering and the reorganization transactions, as of March 31, 2017, we had $             million of indebtedness outstanding, approximately $             million of cash on hand and $             million of available borrowing capacity under our asset-backed revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the sufficient liquidity and the financial flexibility necessary to achieve our organic expansion and our acquisition growth strategy.

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  Maintain safe and reliable operations.  We are committed to maintaining and continually improving the safety, reliability and efficiency of our operations, which we believe is key to attracting employee talent and new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. We strive for operational excellence by utilizing robust internal programs to integrate environmental integrity, health and occupational safety and risk management principles throughout our business. We employ comprehensive integrity management, inspection, monitoring and audit initiatives in support of this strategy and a majority of our existing facilities meet the standards required to maintain our International Organization for Standardization ("ISO") 9001 quality management systems registration. We have also received a Sentinel of Safety award from the National Mining Association for our Genoa, Nebraska facility. Sentinels of Safety are awarded annually to the nation's safest mines with a minimum of 4,000 injury-free hours.

Our Technologies

        Our proprietary suite of coated sand products includes FloPRO PTT™, Polymeric Proppants and DustPRO™. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and 50 patents pending in other countries relating to these technologies.

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  FloPRO PTT™ is a proppant transport technology formed by coating raw sand with a lasting hydrophobic coating. FloPRO PTT™ improves the suspension and transport of proppant during hydraulic fracturing operations, improves the production decline curve and reduces or eliminates the need for frac chemicals such as gels, XL and breakers. It improves proppant distribution while reducing the sand settling experienced during slickwater fracs. FloPRO PTT™ has been pumped in the Permian basin, SCOOP/STACK formation, Eagle Ford shale, Marcellus, Utica and Montney basins in over 50 wells and is currently being pumped by nine E&P companies. Our Genoa, Nebraska facility currently has 30,000 tons of monthly FloPRO PTT™ capacity, excluding coating capacity reserved for resin, and we expect to complete an additional 90,000 ton capacity expansion in the third quarter of 2017. In the fourth quarter of 2016, we added 5,000-10,000 tons of FloPRO™ capacity at our Blair, Wisconsin facility and have the ability to expand such capacity to 30,000 tons per month.

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  Polymeric Proppants is our suite of resin-coated sand products that are designed to improve the characteristics of raw sand by reducing proppant flow back at the wellbore, eliminating resin breakdown and increasing total recovered water, among other things. Our Polymeric Proppants products, which were developed with Dow Chemical Company, are specifically designed to operate in specific ranges of downhole temperatures commonly experienced in current unconventional wells. We believe Polymeric Proppants offers an affordable solution to reduce flowback and that the cost premium to use an effective coated proppant technology has decreased from 200%-400% above the cost of raw frac sand to less than 10% above the cost of raw frac sand.

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  DustPRO™ is a dust suppression product that dramatically reduces the amount of particles in the air without the conventional amount of space-consuming well site infrastructure associated with dust collection. We believe DustPRO™ offers certain advantages over mechanical silica dust control systems, including offering safe access to critical equipment, eliminating unsafe tripping hazards, and eliminating the need to haul burdensome equipment to and from the well site, among others.

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  Our suite of coated sand products are applied using our proprietary MultiPRO™ and flash-coating processes.

Transportation Logistics and Infrastructure

        We believe our operations and logistics platforms are differentiated from other industry participants based on our geographic diversity, reach and proximity to producing basins. Our flexible infrastructure of logistics assets and our geographically diverse inventory of sand-based proppants enable us to efficiently deliver sand-based proppants to all major oil and natural gas producing basins in the U.S. and Canada at competitive prices. We ship our finished product using a balanced mix of railcars and trucks to strategically located terminals throughout the U.S. and Canada. As of March 31, 2017, we managed a fleet of approximately 3,300 railcars and had access to 39 terminals including our two owned terminals at Fort Nelson, British Columbia, and Chetwynd, British Columbia. Our railcar fleet includes railcars that we lease and railcars provided by our customers and Class I railroad operators. In addition, we have long-standing relationships with, and access to, most of the key Class I railroad operators. In addition to our well-developed rail logistics, we have the ability to truck sand-based proppants directly to drilling locations from a majority of our facilities that are located in close proximity to oil and natural gas producing basins. We also have access to a broad network of terminals that provides us with coverage into all major shale plays in the U.S. and Canada and substantial flexibility to quickly deliver sand-based proppants to our customers at competitively delivered prices.

        Our Genoa facility has direct access to the Union Pacific rail line, 180 railcar spots on site, and up to 600 railcar spots at nearby storage locations. Our Sanders facility's loadout is located directly on the BNSF rail line, has access to 330 railcar spots on site, and can ship up to 120 car unit trains. Our Blair facility has direct access to the Canadian National rail line, access to 240 railcar spots on site, and ships primarily into our owned terminals in Canada.

        For the three months ended March 31, 2017 and for the year ended December 31, 2016, approximately 80% and 73% (by volume), respectively, of our sold sand was transported through our terminal network. Our focus on locating our facilities or destination terminals within close proximity to prolific well activity significantly reduces handling costs and delivery lead times while enhancing production throughput, resulting in improved responsiveness to our customers.

Permits

        We operate in a highly regulated environment overseen by many government regulatory and enforcement bodies. To conduct our mining operations, we are required to obtain permits and approvals from local, state, tribal and federal governmental agencies. These governmental authorizations address environmental, land use, access and safety issues. We have obtained numerous federal, state and local permits required for operations at our Genoa, Nebraska, Sanders, Arizona, Blair, Wisconsin and other facilities. Our three new, in-basin sand facilities will require additional federal, state and local permits prior to conducting operations.

        A majority of our existing facilities meet the standards required to maintain our ISO 9001 quality management systems registration. This voluntary standard is tracked and managed along with our permits.

        While resources invested in securing permits are significant, this cost has not had a material adverse effect on our results of operations or financial condition. We cannot assure that existing environmental laws and regulations will not be reinterpreted or revised or that new environmental laws and regulations will not be adopted or become applicable to us. Revised or additional environmental requirements that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business.

Our Customers and Contracts

        We sell a significant majority of our raw frac sand to customers pursuant to supply agreements with stated minimum threshold commitments and annual price escalators that have initial terms of two to four years. For the three months ended March 31, 2017 and for the year ended December 31, 2016, 60% and 73% (by net sales), respectively, of our sold sand was delivered under long-term supply agreements pursuant to contractual fixed prices, contractual spot prices, or spot prices in the market. As of March 31, 2017 and December 31, 2016, we had 11 and nine supply agreements, respectively, that had a weighted average remaining term by volume of 3.2 years and 1.4 years, respectively. For the year beginning January 1, 2017, we have approximately 2.2 million tons of annual production (or approximately 48.9% of our existing processing capacity) under long-term supply contracts. We also sell our sand-based proppants on the spot market to other customers.

        Our supply agreements are for sales at fixed prices subject to certain price escalators or adjustments. The quality of raw frac sand to be sold to our customers is stipulated in the supply agreements, which generally require us to deliver raw frac sand meeting certain API (American Petroleum Institute) specifications. Our raw frac sand is generally sold F.O.B. our plant, terminal or load-out facility, as applicable, with title and risk of loss transferring to the customer when we load the sand-based proppants onto a railcar or truck for delivery to the customer. However, we often manage the distribution logistics for our customers and pass on the transportation and related logistics costs to our customers. Generally, our supply agreements contain customary termination provisions for matters such as bankruptcy-related events and uncured breaches of the applicable agreement.

        In general, our supply agreements obligate our customers to purchase a minimum threshold of raw frac sand each year and provide us with certain remedies should a customer fail to purchase the minimum threshold commitment, including customary termination rights. Under certain of our agreements, the customer is required to pay us an amount designed to compensate us, in part, for lost margins. In certain contracts, if we are unable to deliver volumes that are requested pursuant to a purchase order, we may also be required to pay a fee designed to compensate the buyer, in part, for the shortfall in delivered volumes.

        We sell our sand-based proppants to both E&P and oilfield service companies. For the three months ended March 31, 2017, Halliburton Energy Services, Encana Oil & Gas and its affiliates and Schlumberger, accounted for approximately 19.6%, 14.4% and 12.3%, respectively, of our net sales. For the year ended December 31, 2016, Encana Oil & Gas and its affiliates and Halliburton Energy Services, accounted for approximately 19.1% and 14.4%, respectively, of our net sales.

Competition

        The sand-based proppants industry is highly competitive. We compete with numerous large and small producers in all sand producing regions of the U.S. and Canada. Our main competitors include Badger Mining Corporation, Emerge Energy Services LP, Fairmount Santrol Holdings Inc., Hi-Crush Partners LP, Smart Sand, Inc., Source Energy Services Ltd., Unimin Corporation and U.S. Silica Holdings, Inc.

        The most important factors on which we compete are product quality, performance and sand and proppant characteristics, transportation capabilities, proximity of supply to well site, reliability of supply and price. Demand for sand-based proppants and the prices that we will be able to obtain for our products, to the extent not subject to a fixed price or take-or-pay contract, are closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing or completion activity and completion design, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, grade mix, price and availability of sand-based proppants and other types of proppants such as coated sand and ceramic proppant. For more information regarding the competition we face, please read "Risk Factors—Risks Related to Our Business—We face significant competition that may cause us to lose market share and, as a result, adversely affect our business and results of operations. In addition, increased competition or an increase in the supply of sand-based proppants having similar or better characteristics as the sand-based proppants we produce could make it more difficult for us to renew or replace our existing supply agreements on favorable terms, or at all."

Seasonality

        Our business is affected by seasonal fluctuations in weather that impact our production levels and our customers' business needs. Our sales and production levels may be lower in the first and fourth quarters due to lower market demand and our customers experiencing slowdowns largely as a result of adverse weather conditions. Additionally, because raw sand cannot be wet processed during extremely cold temperatures, sand-based proppants are typically mined and washed only seven to nine months out of the year at our Blair, Wisconsin wet plant and eight to nine months out of the year at our Genoa, Nebraska wet plant. During non-winter months, we excavate and wash excess sand to build a stockpile that will feed our dry processing plants, which continue to operate during the winter months. As a result, our mining costs and cash flows fluctuate on a seasonal basis, and the seasonal build-up of inventory causes our average inventory balance to fluctuate from a few weeks in early spring to more than 100 days in early winter.

        We may also sell sand-based proppants for use in oil and gas producing basins where severe weather conditions may curtail drilling activities and, as a result, our sales volumes to those areas may be adversely affected. We could also experience a decline in volumes sold in the second quarter relative to the other quarters each year due to seasonality of sand-based proppants sales to customers in western Canada, as sales volumes are generally lower during the months of March through May, and sometimes as late as June, due to limited drilling activity as a result of the region's annual ground thaw, referred to as "break-up." Lastly, we rely heavily on railroads to deliver our finished goods, and extreme cold weather can adversely affect railroad operations, thereby reducing the amount of sand-based proppants that may be transported. For a further discussion of the impact of weather on our operations, please read "Risk Factors—Risks Inherent in Our Business—Our cash flows fluctuate on a seasonal basis, and severe weather conditions could have a material adverse effect on our business, financial condition and results of operations."

Insurance

        We believe that our insurance coverage is customary for the industry in which we operate and appropriate for our business. As is customary in the proppant industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third party general liability insurance, employer's liability, business interruption, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations.

Environmental and Other Governmental Regulations

Mining and Workplace Safety

  U.S. Federal Regulation

        The U.S. Mine Safety and Health Administration ("MSHA") is the primary regulatory organization governing the commercial silica sand industry in the U.S. Accordingly, MSHA regulates quarries, surface mines, underground mines and the industrial mineral processing facilities associated with quarries and mines. The mission of MSHA is to administer the provisions of the Federal Mine Safety and Health Act of 1977 and to enforce compliance with mandatory safety and health standards. As part of MSHA's oversight, representatives perform at least two unannounced inspections annually for each above-ground facility.

        We also are subject to the requirements of the U.S. Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA Hazard Communication Standard requires maintaining information about hazardous materials used or produced in operations and providing this information to employees, state and local government authorities and the public. In March 2016, the U.S. Occupational Safety and Health Administration ("OSHA") promulgated new rules for workplace exposure to respirable crystalline silica for several other industries. Respirable crystalline silica is a known health hazard for workers exposed over long periods. The MSHA is expected to adopt similar rules, although the scope of the rules may be impacted by the results of multiple legal challenges to the OSHA rules. Airborne respirable silica is associated with a limited number of work areas at our sites, is controlled through engineered solutions and is monitored closely through routine inspections by the Company and semi-annual MSHA inspections. If the workplace exposure limit applicable to our site is lowered significantly, we may be required to incur certain capital expenditures for equipment to reduce this exposure.

  Internal Controls

        We adhere to a strict occupational health program aimed at controlling exposure to silica dust, which includes pre-hire medical screening, respirable crystalline silica dust sampling, a respiratory protection program, medical surveillance, training and other components. Our safety program is designed to ensure compliance with applicable OSHA and MSHA regulations. For both health and safety issues, extensive training is provided to employees. We have safety committees at our plants comprised of salaried and hourly employees. We routinely perform safety inspections and annual internal health and safety audits, and we conduct semi-annual crisis management drills to assess our plants' abilities to respond to various situations. Health and safety programs are administered by our corporate health and safety department with the assistance of site-based plant Environmental, Health and Safety Coordinators.

Environmental Matters

        We and the proppant industry are subject to extensive governmental regulation on, among other things, matters such as permitting and licensing requirements, plant and wildlife protection, hazardous materials, air and water emissions and environmental contamination and reclamation. A variety of federal, state, tribal and local agencies implement and enforce these regulations.

  U.S. Federal Regulation

  Water Discharges

        We may be required to obtain permits under Section 404 of the Clean Water Act from the U.S. Army Corps of Engineers for the discharge of dredged or fill material into waters of the U.S., including wetlands and streams, in connection with our operations. We also may be required to obtain permits under Section 402 of the Clean Water Act from the EPA (or the relevant state environmental agency in states where the permit program has been delegated to the state) for discharges of pollutants into waters of the U.S., including discharges of wastewater or storm water runoff associated with construction activities. Failure to obtain these or other required permits or to comply with their terms could subject us to administrative, civil and criminal penalties as well as injunctive relief. The EPA has issued final rules attempting to clarify the federal jurisdictional reach over waters of the U.S. but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction to hear challenges to the rule rests with the federal district or appellate courts. On February 28, 2017, the U.S. President issued an executive order directing the EPA and the U.S. Army Corps of Engineers to review and, consistent with applicable law, to initiate rulemaking to rescind or revise the rule. The EPA and the U.S. Army Corps of Engineers published a notice of intent to review and rescind or revise the rule on March 6, 2017. In addition, the U.S. Department of Justice filed a motion with the U.S. Supreme Court on March 6, 2017 requesting the court stay the suit concerning which courts should hear challenges to the rule. On April 3, 2017, the U.S. Supreme Court denied the U.S. Department of Justice's motion and decided to proceed with its review. At this time, it is unclear what impact these actions will have on the implementation of the rule.

  Air Emissions

        The U.S. Clean Air Act ("CAA") and comparable state laws regulate emissions of various air pollutants through permitting programs and the imposition of other requirements, such as monitoring and reporting requirements. These regulatory programs may require us to install expensive emissions abatement equipment, modify our operational practices and obtain permits for our existing operations. Before commencing construction on a new or modified source of air emissions, such laws may require us to obtain pre-approval for the construction or modification of certain projects or facilities that produce or significantly increase air emissions. In addition, air permits are required for our processing and terminal operations, and our sand-based proppants mining operations that result in the emission of regulated air contaminants. Obtaining air emissions permits has the potential to delay the development or continued performance of our operations. As a result, we may be required to incur increased capital and operating costs because of these regulations. We could be subject to administrative, civil and criminal penalties as well as injunctive relief for noncompliance with air permits or other requirements of the CAA and comparable state laws and regulations.

  Climate Change

        In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases ("GHGs"), including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future. A number of states are addressing GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing authority under the CAA, including regulations that, among other things establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the U.S. on an annual basis. Our customers' operations are subject to such GHG emissions regulations, and we are subject to GHG reporting requirements.

        At an international level, the U.S. is one of almost 200 nations that agreed to the Paris Agreement, an international climate change agreement in Paris, France that calls for countries to set their own GHG emissions targets, and which entered into force in November 2016. The U.S. is one of over 130 nations having ratified or otherwise consented to be bound by the agreement. It is not possible at this time to predict whether or the manner in which the Paris Agreement will be implemented in the U.S. under the current U.S. Administration, or how legal requirements imposed in the U.S. following its agreement to the Paris Agreement would impact our customers or our business.

        Any future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur compliance costs or experience delays or restrictions in permitting new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas that is produced by our customers and could reduce the demand for our sand-based proppants.

        Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our E&P customers' operations, and could reduce demand for our sand-based proppants, which could have a significant adverse effect on our operations.

  Site Remediation

        As part of our operations, we utilize or store petroleum products and other substances such as diesel fuel, lubricating oils and hydraulic fluid. We are subject to regulatory programs pertaining to the storage, use, transportation and disposal of these substances, including Spill Prevention, Control and Countermeasure planning requirements. Spills or releases may occur in the course of our operations, and we could incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage or injury to property and persons. Additionally, some of our operations are located on properties that historically have been used in ways that resulted in the release of contaminants, including hazardous substances, into the environment, and we could be held liable for the remediation of such historical contamination. The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA," also known as the Superfund law) and comparable state laws impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment. These persons include the owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to liability for the costs of cleaning up the hazardous substances, for damages to natural resources, and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

  Non-Hazardous and Hazardous Wastes

        In the course of our operations, we generate solid wastes that may be regulated as hazardous wastes. The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. The EPA and the individual states to which the EPA has delegated portions of the RCRA program for local implementation, administer the RCRA program. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA's less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in May 2016, several non-governmental environmental groups filed suit against the EPA in the U.S. District Court for the District of Columbia for failing to timely assess its RCRA Subtitle D criteria regulations for oil and natural gas wastes, asserting that the agency is required to review its Subtitle D regulations every three years but has not conducted an assessment on those oil and natural gas waste regulations since July 1988. In December 2016, the D.C. District Court approved the entry of a consent decree to settle this litigation. Pursuant to the terms of the consent decree, by March 15, 2019, the EPA must either propose a rulemaking for revision to the Subtitle D regulations or make a determination that revision of the regulations is not necessary. If the EPA proposes a rulemaking for revised oil and gas waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our customers' costs to manage and dispose of generated wastes and a corresponding decrease in their drilling operations, which developments could have a material adverse effect on our business.

  Hydraulic Fracturing

        Although we do not directly engage in hydraulic fracturing activities, we supply sand-based proppants to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing involves the injection of water, sand and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies and regulatory authorities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. The EPA has asserted federal regulatory authority over certain aspects of hydraulic fracturing and has indicated it may seek to further expand its regulation of hydraulic fracturing. The Bureau of Land Management has also proposed regulations applicable to hydraulic fracturing conducted on federal and Indian oil and gas leases; however, the future of such regulations is uncertain at this time. Congress has from time to time considered the adoption of legislation to provide for federal regulation of hydraulic fracturing. In addition, various state, local and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. Numerous states have imposed disclosure requirements on hydraulic fracturing well owners and operators. Some local governments have adopted and others may seek to adopt ordinances prohibiting or regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities within their jurisdictions. Various studies have been conducted or are currently underway by federal agencies concerning the potential environmental impacts of hydraulic fracturing activities, with the EPA only recently having released a final report in December 2016, concluding that activities relating to water consumption, use and disposal associated with hydraulic fracturing may impact drinking water resources under certain circumstances.

        The adoption of new laws or regulations at the federal, state, local or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our sand-based proppants. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our sand-based proppants, have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors—Risks Related to Environmental, Mining and Other Regulations—

Federal, state, tribal and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which could cause a decline in the demand for our sand-based proppants and have a material adverse effect on our business, financial condition and results of operations."

  Endangered Species

        Federal agencies granting permits for our operations also must consider impacts to endangered and threatened species and their habitat under the Endangered Species Act. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. We also must comply with and are subject to liability under the Endangered Species Act, which prohibits and imposes stringent penalties for the harming of endangered or threatened species and their habitat. Although we believe that our operations are in substantial compliance with such statutes, some of our operations are conducted in areas where protected species or their habitats are known to exist. In these areas, we may be obligated to develop and implement plans to avoid potential adverse effects to protected species and their habitats, and we may be prohibited from conducting operations in certain locations or during certain times, such as breeding and nesting seasons, when our operations could have an adverse effect on the species. Federal agencies also must consider a project's impacts on historic or archeological resources under the National Historic Preservation Act, and we may be required to conduct archeological surveys of project sites and to avoid or preserve historical areas or artifacts.

  Environmental Reviews

        Our operations may also be subject to broad environmental review under the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies to evaluate the environmental impact of all "major federal actions" significantly affecting the quality of the environment. The granting of a federal permit for a major development project, such as a mining operation, may be considered a "major federal action" that requires review under NEPA. Therefore, our projects may require review and evaluation under NEPA. As part of this evaluation, the federal agency considers a broad array of environmental impacts, including, among other things, impacts on air quality, water quality, wildlife (including threatened and endangered species), historical and archeological resources, geology, socioeconomics and aesthetics. NEPA also requires the consideration of alternatives to the project. The NEPA review process, especially the preparation of a full environmental impact statement, can be time consuming and expensive. The purpose of the NEPA review process is to inform federal agencies' decision-making on whether federal approval should be granted for a project and to provide the public with an opportunity to comment on the environmental impacts of a proposed project. Though NEPA requires only that an environmental evaluation be conducted and does not mandate a result, a federal agency could decide to deny a permit, or impose certain conditions on its approval, based on its environmental review under NEPA, or a third party may challenge the adequacy of a NEPA review and thereby delay the issuance of a federal permit or approval.

  U.S. State, Tribal and Local Regulation

        Because our operations are located in numerous states, we are also subject to a variety of different state and local environmental review and permitting requirements. In addition, because a portion of our Sanders facility is located on tribal land under the jurisdiction of the Office of Navajo and Hopi Indian Relocation, the Navajo Nation Environmental Protection Agency ("NNEPA") has been delegated authority for enforcing laws and regulations at least as stringent as those enforced by the EPA, including, but not limited to, the Clean Water Act, CAA, CERCLA and RCRA. Also, some states in which our projects are located or are being developed require the development of environmental impact statements or similar assessments; thus our development of new sites or the expansion of existing sites may be subject to comprehensive state environmental reviews. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project's impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations and scenic areas. Some states also have specific permitting and review processes for commercial silica mining operations, and states may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building and transportation requirements.

        As demand for sand-based proppants in the oil and natural gas industry has driven a significant increase in current and expected future production of silica sand, some local communities have expressed concern regarding silica sand mining operations. These concerns have generally included exposure to ambient silica sand dust, truck traffic, water usage and blasting. In response, certain state and local communities have developed or are in the process of developing regulations or zoning restrictions intended to minimize dust from becoming airborne, control the flow of truck traffic, significantly curtail the amount of practicable area for mining activities, require compensation to local residents for potential impacts of mining activities and, in some cases, institute moratoriums or outright bans on the issuance of new permits for mining activities. To date, we have not experienced any material impact to our existing mining operations or planned capacity expansions as a result of these types of concerns. We are not aware of any proposals for significant increased scrutiny on the part of state or local regulators in the jurisdictions in which we operate or community concerns with respect to our operations that would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations going forward.

        Planned expansion of our mining and processing capacity or construction and operation of related facilities in new communities could be more significantly impacted by increased regulatory activity. Difficulty or delays in obtaining or inability to obtain new mining permits or increased costs of compliance with future state and local regulatory requirements could have a material negative impact on our ability to grow our business. In an effort to minimize these risks, we continue our efforts to engage with local communities in order to grow and maintain strong relationships with residents and regulators.

  Costs of Compliance

        We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our activities. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, the denial or revocation of permits or other authorizations and the issuance of injunctions to limit or cease operations. Compliance with these laws and regulations may also increase the cost of the development, construction and operation of our projects and may prevent or delay the commencement or continuance of a given project. In addition, claims for damages to persons or property may result from environmental and other impacts of our activities. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

        The process for performing environmental impact studies and reviews for federal, state or local permits for our operations involves a significant investment of time and monetary resources. We cannot control the permit approval process. We cannot predict whether all permits required for a given project will be granted or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop a project. Significant opposition by neighboring property owners, members of the public or other third parties, as well as any delay in the environmental review and permitting process, could impair or delay our ability to develop or expand a project. Additionally, the passage of more stringent environmental laws could impair our ability to develop new operations and have an adverse effect on our financial condition and results of operations.

Intellectual Property and Other Proprietary Rights

        Our intellectual property primarily consists of patents, trade secrets, know-how and trademarks on our products such as FloPRO PTT™, Polymeric Proppants, MultiPRO™ and DustPRO™. As of June 8, 2017, we held seven patents and had 17 patents pending in the U.S. and had 50 patents pending in other countries relating to these various technologies. We own patents on each of our proprietary products. We have not granted any third party licenses or other rights with respect to our patents. The first of our patents begins expiring in 2032. As of June 8, 2017, we held registrations for 17 trademarks and had registrations for five trademarks pending in the U.S. and had registrations for 25 trademarks and had registrations for 11 trademarks pending in other countries. The first of our trademarks to require a maintenance filing or a renewal application is in 2019. With respect to trade secrets and know how, our extensive experience with a variety of different products enables us to offer our customers a wide range of sand-based proppants for their particular application. We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to and distribution of our intellectual property.

Employees

        As of March 31, 2017, we had 415 employees, all of whom were employed on a full-time basis. None of our employees is covered by collective bargaining agreements. We believe that our employee relations are good. We also hire independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist our full time employees.

Legal Proceedings

        On October 31, 2016, Trican Well Service Ltd. ("Trican") filed a lawsuit against two of our subsidiaries in the Eastern District of Texas alleging indirect patent infringement by the subsidiaries and misappropriation of trade secrets as each relates to our FloPRO PTT™ products. These two subsidiaries were formally served with the complaint on January 11, 2017. On February 22, 2017, we moved to dismiss Trican's allegations on various grounds and on March 8, 2017, Trican responded by filing an amended complaint. On March 23, 2017, we moved again to dismiss Trican's allegations on various grounds, which motion remains pending. Additionally, on December 16, 2016, Trican filed a separate lawsuit in the Court of Queen's Bench of Alberta, Canada against several of our other affiliates and individually against one of our former officers alleging patent infringement and misappropriation of trade secrets as it relates to FloPRO PTT™. This lawsuit was served on our affiliates on December 23, 2016. On January 24, 2017, Trican discontinued all claims against the former officer of ours that was previously named in the complaint. Trican also requested a hearing for a preliminary injunction prohibiting sales of FloPRO PTT™ in the province of Alberta, Canada, which was subsequently withdrawn. On February 3, 2017, we filed a counterclaim against Trican for unlawful interference with economic relations. On May 4, 2017, we also filed a claim against Trican in Canadian Federal Court to declare certain of Trican's patent claims invalid. Additionally, on August 8, 2017, we filed a patent review petition with the United States Patent and Trademark Office Patent Trial and Appeal Board to declare certain of Trican's patent claims invalid. While we intend to vigorously defend our position against Trican's claims, neither the outcome of these proceedings nor the amount and range of potential damages or exposure associated with these proceedings can be assessed with certainty.

        In addition, from time to time, we and our subsidiaries may be involved in various legal or regulatory proceedings and litigation which arise in the ordinary course of business, including, among others, environmental matters, intellectual property claims, contract and employment claims and personal injury claims. Although the outcome of these claims cannot be predicted with certainty, we do not believe that the ultimate resolution of any such claims will have a material adverse effect on our business.

Principal Executive Offices

        Our principal executive offices are located at One Radnor Corporate Center, 100 Matsonford Road, Suite 101, Radnor, Pennsylvania 19087. We lease three suites totaling approximately 20,000 square feet of general office space at our corporate headquarters. The leases expire in February 2021 unless terminated earlier under certain circumstances specified in our leases.

MANAGEMENT

Directors and Executive Officers

        The following table shows information for our directors and executive officers as of the date of this prospectus. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Michael O'Neill	54	Chief Executive Officer, Director
Thomas J. Doyle, Jr.	39	President and Chief Operating Officer
Sean McGrath	46	Chief Financial Officer and Principal Financial and Accounting Officer
Robert Stienes	42	General Counsel
Harlan Cherniak	37	Director
Michael Donahue	58	Director
Jamison Ely	35	Director
David King	61	Director
Charles Ryan	50	Director
L. Spencer Wells	47	Director

        Michael O'Neill is our Founder and has served as our Chief Executive Officer and a member of our board of directors since March 2017. He has also served as Chief Executive Officer and a member of Preferred Proppants' board of directors since 2007. In 1992, Mr. O'Neill founded Preferred Real Estate Investments Inc., a real estate company, and served as Chief Executive Officer from 1992 to 2006. In 1988, he co-founded O'Neill Properties. Mr. O'Neill also served as President at First Pennsylvania Bank from 1984 to 1987, with a focus on lending to aggregate and mining process companies. Mr. O'Neill received a Bachelor's degree in Finance from Villanova University and a J.D. from Temple University. Mr. O'Neill's substantial industry and executive management experience and his strong financial background make him a valuable asset to our Company.

        Thomas J. Doyle, Jr. has served as our President and Chief Operating Officer since March 2017. He has also served as President of Preferred Proppants since June 2014 and Chief Operating Officer of Preferred Proppants since September 2008. Mr. Doyle previously served as a member of Preferred Proppants' board of directors. Mr. Doyle graduated from Dickinson College with a Bachelor's degree in Physics. He serves on the Board of Trustees of the J. Wood Platt Caddie Scholarship Trust. Mr. Doyle's substantial industry and executive management experience make him a valuable asset to our Company.

        Sean McGrath has served as our Chief Financial Officer since March 2017. Previously, Mr. McGrath served as chief financial officer of the general partner of StoneMor Partners, L.P. from September 2015 to March 2017. Prior to joining StoneMor Partners, L.P., Mr. McGrath was the Chief Financial Officer of Atlas Energy Group, LLC, a NYSE listed general partner of Atlas Resource Partners, L.P., a NYSE listed E&P master limited partnership, from February 2015 until August 2015. Mr. McGrath served as Chief Financial Officer, from February 2011 until February 2015, and as Chief Accounting Officer, from May 2005 until February 2011, of the general partner of Atlas Energy, L.P., a predecessor to Atlas Energy Group, LLC. Mr. McGrath served as Chief Accounting Officer of the general partner of Sunoco Logistics Partners L.P., a NYSE listed master limited partnership that owns and operates a crude oil and refined products logistics business, from June 2002 until May 2005. Mr. McGrath received a B.S. in accounting from LaSalle University. Mr. McGrath is a Certified Public Accountant.

        Robert Stienes has served as our General Counsel since February 2017. Previously, Mr. Stienes served in various legal roles including General Counsel at Radial, Inc. (f/k/a GSI Commerce, Inc.) from November 2015 to February 2017, Associate General Counsel at eBay Enterprise from June 2013 to November 2015 and Associate General Counsel at GSI Commerce from June 2010 to June 2013. Prior to joining GSI Commerce, Mr. Stienes was an associate at the law firms of Morgan, Lewis & Bockius LLP and Duane Morris LLP, practicing in the firms' corporate and securities groups. Mr. Stienes received a B.S. from the University of Pittsburgh and a J.D. from the Temple University Beasley School of Law.

        Harlan Cherniak became a member of our board of directors in March 2017 and has been a member of Preferred Proppants' board of directors since September 2014. Mr. Cherniak joined KKR in 2013 and is Co-Head of Americas Special Situations within the global credit business of KKR ("KKR Credit"). Prior to joining KKR, Mr. Cherniak was a senior investment professional at Venor Capital Management, an event-driven, credit opportunities fund. At Venor, he was actively engaged in the oversight of investments across the capital structure with a focus on the building materials, energy, financials, healthcare, power, and utilities industries. In addition, he served on the informal creditor committees for a number of the largest U.S. restructurings. Mr. Cherniak previously worked at Longacre Fund Management, JLL Partners and Credit Suisse. He received a B.S. from The Wharton School at the University of Pennsylvania. Mr. Cherniak also serves as a member of the Executive Committee of YRF Darca, the philanthropic funding partner for one of the largest network schools in Israel.

        Michael Donahue became a member of our board of directors in                    2017 and has been a member of Preferred Proppants' board of directors since March 2012. Mr. Donahue serves as a business advisor, board director, investor and operator for companies in the financial, media, technology and industrial industries. Mr. Donahue works as a consultant to executives and advises a number of enterprises on business strategy and technology integration. He has substantial operating experience in both public and privately-held companies, ranging in scale from growth-stage to the Fortune 500. Mr. Donahue has been a board director of (i) Beneficial Bancorp., a financial services provider, since September 2015, (ii) SiteSpect, Inc., a leader in testing and personalization software, since January 2015 and (iii) Mobiquity, Inc., a mobile strategy, software and services firm, since March 2014. Previously, Mr. Donahue was a board director at Air Products and Chemicals from May 2001 to January 2014 and a board director at Quintiq from November 2011 to September 2014. He also spent 20 years in leadership roles at KPMG. Mr. Donahue attended the University of Pennsylvania where he received bachelor's degrees in economics and history with a minor in computer science and completed the International Management Program at the Wharton School.

        Jamison Ely became a member of our board of directors in                    2017 and has been a member of Preferred Proppants' board of directors since September 2014. Mr. Ely joined KKR in 2004 and is part of KKR's global credit business, where he has worked in various capacities including portfolio management responsibility for multiple performing and distressed credit strategies across public and private markets. Between 2007 and 2008, Mr. Ely worked with a small team in London to expand KKR Credit internationally. Mr. Ely also sits on the Board of Directors for Cengage Learning and General Wireless. He has been a Director of Cengage Learning since March 2014, and General Wireless since May 2016. Mr. Ely holds a B.A. in Economics from Occidental College.

        David King became a member of our board of directors in                                    2017 and has been a member of Preferred Proppants' board of directors since April 2017. Mr. King currently serves as a member of the Investment Committee for Sheridan Production Company, LLC. The Investment Committee oversees investment decisions and strategic planning. Previously, Mr. King served as a Director and Chairman of the Compensation and Governance Committee for Seventy Seven Energy, Inc. Prior to retiring in April 2010, after a 32-year career, Mr. King served as President of the Completion and Production Division at Halliburton, where he was responsible for maintaining industry leadership in pumping services and completion tools. He was a member of the Company's Executive Committee and served as Chief Health, Safety and Environmental Officer for the Company. In 2013 he joined Archer, Ltd., where he served as CEO of the publicly traded, global service company until 2016. Mr. King holds a B.S. in Engineering from the University of Alabama, where he was recognized in 2007 as a Distinguished Fellow of the College of Engineering.

        Charles Ryan became a member of our board of directors in                        2017 and has been a member of Preferred Proppants' board of directors since June 2012. Mr. Ryan's professional career has combined top level expertise and deep knowledge in both domestic and international markets. More recently, Mr. Ryan has transitioned to management and development opportunities within energy and infrastructure projects, both in Pennsylvania and around the United States, as the Founding Partner of Liberty Energy Trust. Liberty was formed in 2013 as a platform for investors with extensive sector expertise across the energy and infrastructure value chains to partner with local, institutional, and labor capital in an effort to develop underutilized and dislocated assets by utilizing best in class resources and governance to create greater societal and financial value. His career began in 1989 with CS First Boston where he was a financial analyst. From 1991 to 1994, Mr. Ryan was an Associate and Principal Banker with the European Bank for Reconstruction and Development in London, where he played a crucial role in the city of St. Petersburg's privatization program for industry and real estate. In 1994 Mr. Ryan founded United Financial Group (UFG) and, as CEO, steered UFG to become one of Russia's leading investment companies. UFG Asset Management was founded as part of the United Financial Group in 1996. In 2005 Deutsche Bank acquired 100% of UFG's top-rated investment banking business. Mr. Ryan was appointed Chief Country Officer and CEO of Deutsche Bank Group in Russia. UFG Asset Management (UFGAM) remained independent, and in August 2008 he stepped down as the CEO of Deutsche Bank in Russia. In October 2008 Mr. Ryan became Chairman of UFGAM, which today is one of the leading Russian region focused alternative asset managers with over $1.8 billion of assets in public markets hedge funds, real estate/agriculture, traditional private equity funds and separately managed accounts. Mr. Ryan is also a general partner in Almaz Capital—a Venture Capital Firm based in Silicon Valley. Mr. Ryan graduated with honors from Harvard College in Government in 1989.

        L. Spencer Wells became a member of our board of directors in                    2017 and has been a member of Preferred Proppants' board of directors since August 2014. Mr. Wells has over 20 years of experience as a financial analyst and is a Founder and a Partner at Drivetrain Advisors, a provider of fiduciary services to the alternative investment community. Mr. Wells has also been the Chairman of Affinion Group Holdings, Inc. since November 2015, a director of Advanced Emissions Solutions, Inc. since July 2014 and its Chairman since April 2016. Mr. Wells has also served as a director on the boards of Town Sports International Holdings, Inc. since March 2015, Vantage Drilling International since February 2016, and Samson Resources II, LLC and Roust Corporation since February 2017. He also served on the Board of Directors for Alinta Holdings from March 2013 to September 2013, Kerogen Resources from January 2007 to April 2009, Syncora Holdings, Ltd. from August 2015 to December 2016, Global Geophysical Services, LLC from February 2015 to October 2016 and Certubank, N.A. from August 2014 to April 2016. Mr. Wells is a Trustee, a member of the Investment Committee and Finance Committee, and Co- Chair of the Development Committee for Western Reserve Academy. From 2010 to 2012, Mr. Wells served as a partner for TPG Special Situations Partners, during which time he had joint responsibility for the management of an approximately $2.5 billion investment portfolio. From 2002 until 2009, Mr. Wells served as a Partner and a Portfolio Manager at Silverpoint Capital. While at Silverpoint, he covered the energy, chemicals, and building products sectors and managed an investment portfolio estimated at $1.3 billion. Mr. Wells holds a Bachelor's degree in Psychology from Wesleyan University and a Master of Business Administration from Columbia Business School.

        Prior to the consummation of this offering, we intend to appoint one additional independent director.

Controlled Company

        We have applied to list the shares of Class A common stock offered in this offering on NYSE. As our Principal Equityholders will collectively continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a "controlled company" for the purposes of NYSE rules and corporate governance standards. As a "controlled company," we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation Committee and a Nominating and Corporate Governance Committee, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). For as long as we are an emerging growth company, we may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to other public companies. These exemptions include:

  •
  the presentation in this prospectus of only two years of audited financial statements, selected financial data and management's discussion and analysis of financial condition and results of operation;

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  an exemption from providing an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

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  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  an exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise; and

  •
  reduced disclosure of executive compensation.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to "opt-out" of the extended transition period is irrevocable.

        We will cease to be an "emerging growth company" upon the earliest of (i) when we have $1.0 billion or more in annual revenues, (ii) when we have at least $700 million in market value of our common stock held by non-affiliates, (iii) when we issue more than $1.0 billion of non-convertible debt over a three-year period or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

Director Independence

        The board of directors has determined that Messrs. Donahue, Ryan and Wells are each "independent directors" as such term is defined by the applicable rules and regulations of NYSE.

Board Structure

Composition

        Upon the consummation of the offering, our board of directors will consist of seven directors. In accordance with our amended and restated certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors, but shall not be less than three persons nor more than 20 persons.

        Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors. In addition, at any point prior to the occurrence of the Triggering Event (defined as the time at which our Principal Equityholders or any of their affiliates or permitted transferees no longer collectively beneficially own shares representing a majority of our issued and outstanding common stock), vacancies on the board of directors may also be filled by the affirmative vote of a majority of our outstanding shares of common stock.

        We will enter into a Stockholders Agreement prior to the consummation of this offering that will provide each Principal Equityholder with the right to nominate a specified number of our directors, determined based on the percentage of Class A common stock beneficially owned by such Principal Equityholder immediately prior to this offering (calculated assuming that all of such Principal Equityholder's Preferred Proppants Units and corresponding shares of Class B common stock are exchanged for Class A common stock). For so long as a Principal Equityholder beneficially owns at least 50% of its shares of the pre-IPO Class A common stock, such Principal Equityholder will be entitled to nominate three directors to serve on our board of directors. When a Principal Equityholder beneficially owns less than 50% but at least 10% of its shares of pre-IPO Class A common stock, such Principal Equityholder will be entitled to nominate two directors. Thereafter, such Principal Equityholder will be entitled to nominate one director so long as it beneficially owns at least 5% of its shares of pre-IPO Class A common stock. The Principal Equityholders will agree to take all necessary action to cause the election of the other Principal Equityholder's nominees. To the extent permitted under applicable regulations of NYSE, for so long as a Principal Equityholder has the right to nominate one director, such Principal Equityholder shall be entitled to have one of its nominees serve on each committee of our board of directors. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions—Stockholders Agreement" for additional information. The KKR Equityholders' initial nominees for our board of directors are Harlan Cherniak, Jamison Ely and L. Spencer Wells, and the Founder Post-IPO Members' initial nominees for our board of directors are Michael O'Neill, Michael Donahue and Charles Ryan.

        Our amended and restated certificate of incorporation will provide that until the Triggering Event, which is defined as when our Principal Equityholders or any of their affiliates or permitted transferees no longer collectively beneficially own shares representing 50% of our issued and outstanding common stock, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. Thereafter, directors may be removed only for cause by the affirmative vote of at least 75% of our outstanding shares of common stock. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes. Our amended and restated certificate of incorporation will also provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering, Messrs. O'Neill and Cherniak will be designated as Class I directors, Messrs. Ely and King will be designated as Class II directors and Messrs. Donahue, Ryan and Wells will be designated as Class III directors.

Committees of the Board

        Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of NYSE, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have fully independent Compensation and Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit

        Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related party transactions as required by the rules of NYSE.

        Upon the completion of this offering, Messrs. Ely, Wells and Ryan are expected to be the members of our Audit Committee. The board of directors has determined that Messrs. Ely and Wells each qualifies as an "audit committee financial expert" as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and that Messrs. Wells and Ryan are each "independent" for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of NYSE. Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year of our listing. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and NYSE.

Compensation

        Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee will also administer the issuance of awards under our Preferred Sands, Inc. 2017 Management Incentive Plan.

        Upon the completion of this offering, Messrs. Donahue, Cherniak and King are expected to be the members of our Compensation Committee. Because we will be a "controlled company" under the rules of NYSE, our Compensation Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to comply with such rules.

Nominating and Corporate Governance

        Our Nominating and Corporate Governance Committee selects or recommends that the board of directors select candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of director and management evaluations.

        Upon the completion of this offering, Messrs. O'Neill, Ely and King are expected to be the members of our Nominating and Corporate Governance Committee. Because we will be a "controlled company" under the rules of NYSE, our Nominating and Corporate Governance Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Nominating and Corporate Governance Committee accordingly in order to comply with such rules.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table shows the compensation earned by our principal executive officer for the fiscal year ended December 31, 2016 and our two most highly compensated executive officers who were serving as executive officers as of December 31, 2016, whom we refer to collectively as our "named executive officers."

        The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2016.

Name and Principal Position(1)	Year	Salary		Non-Equity Incentive Plan Compensation(2)	Total
Michael O'Neill	2016	$500,000		$304,750	$804,750
Chief Executive Officer
Thomas J. Doyle, Jr.	2016	$400,000		$245,000	$645,000
President & Chief Operating Officer
Matthew Chiappa(3)	2016	$189,630	(4)	$98,000	$287,630
Vice President of Finance

(1)
All amounts set forth in this table were paid by Preferred Proppants, LLC and, in the case of Messrs. O'Neill and Doyle, pursuant to employment agreements dated as of April 1, 2012 and amended and restated on January 1, 2013 and June 30, 2016 (the "prior employment agreements"). The Company has not paid or provided the named executive officers with any compensation prior to this offering.

(2)
The amounts reported in this column were earned based on the achievement of key business milestones focused on EBITDA growth, including increased sale volumes and cost reduction projects.

(3)
Although Mr. Chiappa continues as our Vice President of Finance he ceased to be an executive officer after the hiring of Sean McGrath as our Chief Financial Officer in March of 2017.

(4)
Mr. Chiappa's base salary was increased on June 27, 2016 from $180,000 to $200,000.

        Each of Messrs. O'Neill and Doyle and affiliates of Mr. O'Neill have received, and will continue to receive, distributions in respect of their direct and indirect equity holdings in Preferred Proppants.

Employment Agreements

        In connection with this offering, Preferred Proppants, LLC and the Company have entered into employment agreements with Messrs. O'Neill and Doyle the terms of which are described below. Mr. Chiappa is not a party to an employment agreement.

Employment Agreements with Messrs. O'Neill and Doyle

        Preferred Proppants, LLC and the Company entered into an amended and restated employment agreement with each of Messrs. O'Neill and Doyle effective as of June 12, 2017. The employment agreements have an initial term of three years with automatic renewals for successive one-year terms thereafter unless either Preferred Proppants, LLC or the executive provides notice of non-renewal at least ninety days in advance of the expiration of the then-current term.

        Mr. O'Neill's employment agreement provides that he will serve as Chief Executive Officer of Preferred Proppants, LLC, and Mr. Doyle's new employment agreements provides that he will serve as

Chief Operating Officer of Preferred Proppants, LLC. In addition, during the term of the employment agreement, Mr. O'Neill will be nominated to serve as a member of our board of directors, and Messrs. O'Neill and Doyle may also be requested to serve as an officer or director of one or more companies directly or indirectly affiliated with us; the executives will not receive additional compensation for any such service. Messrs. O'Neill and Doyle will report to our board of directors. During the term, their principal place of employment will be in our principal office in Radnor, Pennsylvania, but Mr. O'Neill will also perform services at our other locations based on frequent business travel requirements on our behalf. The employment agreements provide that each of Messrs. O'Neill and Doyle are not prohibited from managing his personal investment and affairs, participating in religious, charitable, community and non-profit activities and serving as a member of the board of directors of (x) upon the consummation of the offering, one for-profit entity, provided, that our board may disapprove of such entity only the to the extent that there are reasonable concerns regarding executive's ability to serve on such board without breaching his restrictive covenants or creating a conflict of interests and (y) any other for-profit entity, subject to the approval of our board of directors; provided that the foregoing activities do not significantly interfere with the performance of his duties, services and responsibilities. In addition, the executives may continue to engage in certain existing personal and financial investments as long as such activities do not interfere with his duties and obligations under the employment agreement.

        The employment agreements provide for a base salary of $650,000 for Mr. O'Neill and $412,000 for Mr. Doyle, an opportunity to earn an annual bonus with a target bonus amount equal to 100% of base salary, and eligibility to receive an annual equity award under the Preferred Sands, Inc. 2017 Management Incentive Plan following the consummation of the offering, or the Preferred Proppants Management Profits Interest Plan prior to the consummation of the offering, based on such terms and conditions determined in the discretion of our board of directors. The employment agreements also provide that Messrs. O'Neill and Doyle will be entitled to participate in all of Preferred Proppants, LLC's benefit plans and programs that are in effect for its employees from time to time. In addition, Messrs. O'Neill and Doyle will have access to a company car consistent with past practice for senior executives of Preferred Proppants, LLC. The executives' prior employment agreements provided for a base salary of $420,000 for Mr. O'Neill and $400,000 for Mr. Doyle, and an opportunity to earn a discretionary annual bonus based on the satisfaction of objectives and goals determined by the board of directors of Preferred Proppants. The prior employment agreements also provided that Messrs. O'Neill and Doyle are entitled to participate in Preferred Proppants, LLC's benefit plans and programs that are in effect for its employees from time to time and for the reimbursement of reasonable and necessary business expenses. In addition, Mr. O'Neill's prior employment agreement provided that he would have access to a company car and driver (although in fiscal 2016 no such benefit was provided).

        During their employment and for twelve months thereafter (twenty-four months if the executive is receiving the enhanced severance benefits described below), Messrs. O'Neill and Doyle are subject to covenants not to compete with, or solicit employees of, Preferred Proppants, LLC its subsidiaries and affiliates. In addition, the executives are subject to a perpetual covenant not to disclose confidential information of Preferred Proppants, LLC its subsidiaries or affiliates, a post-termination cooperation covenant, and the parties to the new employment agreements are subject to a mutual non-disparagement covenant.

        Prior to the consummation of this offering, references to the board of directors in the employment agreements means the board of directors of Preferred Proppants, LLC. The employment agreements for Messrs. O'Neill and Doyle provide for severance upon certain terminations of employment as described below under "Potential Payments Upon Termination of Employment or Change in Control."

Outstanding Equity Awards at Fiscal Year End

        The following tables provide information about the outstanding equity awards held by our named executive officers as of December 31, 2016. Mr. Chiappa does not hold any outstanding equity awards.

Class B Incentive Units

Name	Grant Date	Unvested Class B Incentive Units		Market Value of Unvested Class B Incentive Units(3)
Michael O'Neill	10/31/2014	178.663	(1)	$204,926
Thomas J. Doyle, Jr	7/30/2014	60.320	(2)	$10,797
	10/31/2014	99.257	(1)	$113,848

(1)
As of December 31, 2016, the unvested Class B Incentive Units were scheduled to vest on October 31, 2017, subject to continued employment through such date.

(2)
As of December 31, 2016, the unvested Class B Incentive Units were scheduled to vest on July 30, 2017, subject to continued employment through such date.

(3)
There was no public market for the Class B Incentive Units as of December 31, 2016, and thus the market value reflected in the table above is based on a Black-Scholes option pricing model.

        Messrs. O'Neill and Doyle were awarded equity-based interests in Preferred Proppants, which allow them to share in the future appreciation of Preferred Proppants. These equity-based interests are designed to provide an opportunity for long-term incentive compensation in order to motivate Messrs. O'Neill and Doyle and reward them for growth in our equity value.

        The equity interests were granted pursuant to the Preferred Proppants Management Profits Interest Plan in the form of profits interests, called Class B Incentive Units. Each Class B Incentive Unit represents an equity interest in Preferred Proppants that, in a sale transaction or other specified capital transaction, entitles the holder to a percentage of the profits and appreciation in the equity value of Preferred Proppants arising after the date of grant. The awards were structured so that if Preferred Proppant's equity value were to appreciate, Messrs. O'Neill and Doyle would share in a specified percentage of the profits and equity value appreciation from the date of grant solely with respect to the vested portion of the executive's Class B Incentive Units. If Preferred Proppant's equity value had not appreciated in value or decreased in value after the date of grant, then the Class B Incentive Units would have no value.

        These awards also provide a retention tool because the Class B Incentive Units vest over a three-year period, subject to the executive's continued employment on each annual vesting date. Further, to incentivize Messrs. O'Neill and Doyle to work towards certain corporate objectives, the Class B Incentive Units only share in the profits and equity value appreciation of Preferred Proppants following a sale or other specified capital transaction.

        In connection with the reorganization transactions and this offering, former holders of Class B Incentive Units will contribute their Preferred Proppants Units to Employee Holdco in exchange for an equal number of Employee Holdco Units, which will be subject to the same time-based vesting restrictions, if any, as the contributed Preferred Proppants Units.

Potential Payments Upon Termination of Employment or Change in Control

Severance Benefits Under the Prior Employment Agreements

        Under the executives' prior employment agreements, which were in effect on December 31, 2016, if Messrs. O'Neill's or Doyle's employment is terminated without cause, by the executive for good reason, or due to Preferred Proppants, LLC's delivery of a notice of non-renewal of the term, then in addition to receiving their accrued payments and benefits, each executive will receive, subject to the execution of a release of claims, severance pay and benefits equal to (A) his base salary, plus an amount equal to the greater of (1) his annual bonus paid or payable for the fiscal year completed prior to the date of termination of employment and (2) the estimated full-year annual bonus payable for the fiscal year in which the termination of employment occurs, based on the estimated projected bonus for the year ("Current Year Estimated Bonus"), to be payable in substantially equal monthly installments for twelve months post-termination, (B) payment of a prorated amount of any unpaid Current Year Estimated Bonus, payable at the time it would otherwise have been paid had the executive not terminated employment (the "Pro-Rata Current Year Estimated Bonus"), and (C) continued health and dental benefits for twelve months.

        If Messrs. O'Neill's or Doyle's employment is terminated due to death or disability (as defined in the employment agreement), the executive (or his estate, as applicable) will be entitled to receive the Pro-Rata Current Year Estimated Bonus.

Equity Acceleration Upon a Termination of Employment

        Upon a termination without cause, for good reason or due to death or disability, all of Messrs. O'Neill's and Doyle's outstanding unvested Class B Incentive Units will become 100% vested.

Change in Control Benefits

        All of Messrs. O'Neill's and Doyle's unvested Class B Incentive Units will become 100% vested on a "Company Sale." A Company Sale generally means a transaction or series of related transactions with a party or group of parties acting in concert involving (a) any merger, consolidation or business combination of Preferred Proppants or any sale of membership interests in Preferred Proppants, in each case following which the members of Preferred Proppants immediately prior to such sale own, directly or indirectly, less than 50% of the combined voting power of the outstanding securities of Preferred Proppants or (b) any sale of all or substantially all of the assets of Preferred Proppants and its subsidiaries taken as a whole.

        On November 5, 2014, Preferred Proppants awarded Messrs. O'Neill and Doyle the opportunity to earn a transaction bonus upon the completion of a "Capital Transaction," "Company Sale," "Approved Sale," a "KAM Approved Sale," or other transaction resulting in a distribution to member of Preferred Proppants of "Net Capital Proceeds" (as those terms are defined in Preferred Proppant's limited liability company agreement); provided that such transaction is a change in control event within the meaning of Section 409A of the Internal Revenue Code of 1986, (the "Code") and the transaction is consummated prior to November 5, 2024 (a "Transaction"). Mr. O'Neill's transaction bonus amount is equal to 3% of Net Capital Proceeds distributable to all Class B Units and Class B Incentive Units in connection with the Transaction capped at a maximum of $4,080,000, and Mr. Doyle's transaction bonus amount is equal to 1.6667% of Net Capital Proceeds distributable to all Class B Units and Class B Incentive Units in connection with the Transaction capped at a maximum of $2,267,120. Subject to continued employment, the transaction bonus vests in three equal installments on the first three anniversaries of November 5, 2014. Upon the consummation of a Transaction, a termination without cause, resignation for good reason, or termination due to death or disability, the unvested portion of the executive's transaction bonus will become 100% vested. In connection with the reorganization transactions and this offering, these transaction bonuses will be cancelled in exchange for the grant of Preferred Proppants Units which will be contributed to Employee Holdco in exchange for an equal number of Employee Holdco Units, and will be subject to the same time-based vesting restrictions, if any, as the contributed Preferred Proppants Units.

        For purposes of the severance benefits under the prior employment agreements, accelerated vesting of the Class B Incentive Units and transaction bonuses described above, "cause" generally means (i) the executive's gross negligence or willful misconduct, or failure to substantially perform his duties (other than due to physical or mental illness or incapacity), (ii) the executive's conviction of, or plea of guilty or nolo contendere to, or confession to, a felony (other than driving-related offenses) or (iii) the executive's breach of a material provision of his employment agreement (other than an isolated, insubstantial and inadvertent breach that is remedied promptly upon notice provided by the company to the executive), subject to a ten-day cure period for the events described in clauses (i) and (iii).

        For purposes of the severance benefits under the prior employment agreements, accelerated vesting of the Class B Incentive Units and transaction bonuses described above, "good reason" generally means the occurrence of any of the following events without the executive's express prior written consent: (i) a reduction in the executive's base salary; (ii) a material diminution in the executive's title, role or responsibilities with the company as the same may be increased from time to time; (iii) the relocation of the executive's principal place of employment to a location more than 25 miles from its current location; (iv) any failure of the executive to be appointed or elected as a member of the board of directors of Preferred Proppants; or (v) breach by the company of a material provision of the employment agreement (other than an isolated, insubstantial, inadvertent breach that is remedied promptly upon notice provided by the executive to the company), subject to, in each case, a thirty-day cure period.

Severance Benefits Under the Current Employment Agreements

        If Messrs. O'Neill's or Doyle's employment is terminated without cause, by the executive for good reason, or due to Preferred Proppants, LLC's delivery of a notice of non-renewal of the term, then in addition to receiving their accrued payments and benefits, each executive will receive, subject to the execution of a release of claims, severance pay and benefits equal to (A) two times the sum of (x) his base salary and (y) the greater of (i) the annual bonus paid or payable for the fiscal year completed prior to the date of termination of employment, and (ii) the average of the executive's annual bonuses that were paid or payable for the 3 fiscal years completed prior to the year of termination (the "Severance Amount"), payable in substantially equal monthly installments for 12 months post-termination, (B) payment of a prorated amount equal to the annual bonus the executive would have earned for the year in which termination occurs (the "Pro-Rata Annual Bonus"), (C) immediate vesting and lapse of all restrictions on outstanding equity-related awards, with vesting of performance-based awards based on actual performance through the end of the performance period, and all options, stock appreciation rights, and similar awards, shall become fully exercisable and remain exercisable for the full original term of the award, and (D) continued health and dental insurance benefits for eighteen months.

        If Messrs. O'Neill's or Doyle's employment is terminated without cause, by the executive for good reason, or due to Preferred Proppants, LLC's delivery of a notice of non-renewal of the term at any time within 90 days before or 24 months following a change in control (as defined in the 2017 Management Incentive Plan or the Preferred Proppants Management Profits Interest Plan, as applicable), then in lieu of the Severance Amount the executive will be entitled to receive, subject to the execution of a release of claims, severance pay and benefits equal to (A) three times the sum of (x) his base salary and (y) the greater of (i) the annual bonus paid or payable for the fiscal year completed prior to the date of termination of employment, and (ii) the average of the executive's annual bonuses that were paid or payable for the 3 fiscal years completed prior to the year of termination, and (B) immediate vesting and lapse of all restrictions on outstanding equity-related awards, with vesting of performance-based awards based on the target value of such awards at the time of such termination of employment, or if higher, based on a good-faith estimate of the actual performance to be achieved at the end of the performance period, measured at the time of termination, and all options, stock appreciation rights, and similar awards, shall become fully exercisable and remain exercisable for the full original term of the award.

        If Messrs. O'Neill's or Doyle's employment is terminated due to death or disability (as defined in the new employment agreement), the executive (or his estate, as applicable) will be entitled to receive, subject to the execution of a release of claims, (A) the Pro-Rata Annual Bonus and (B) immediate vesting and lapse of all restrictions on outstanding equity-related awards, with vesting of performance-

based awards based on actual performance through the end of the performance period, and all options, stock appreciation rights, and similar awards, shall become fully exercisable and remain exercisable for the full original term of the award.

        Under the employment agreements, if any payments to Messrs. O'Neill or Doyle are determined to be subject to the excise tax under Section 280G/4999 of the Code, then such payments will be reduced to the extent such reduction would result in the executive retaining a greater net after-tax amount than he would have retained had he received the full amount of the payments and paid the applicable excise tax.

        Under the employment agreements, "cause" generally means (i) the executive's gross negligence or willful misconduct, or willful failure to substantially perform his duties (other than due to physical or mental illness or incapacity), (ii) the executive's conviction of, or plea of guilty or nolo contendere to, or confession to, a felony (other than driving-related offenses) or (iii) the executive's willful breach of a material provision of his employment agreement (other than an isolated, insubstantial and inadvertent breach that is remedied promptly upon notice provided by the company to the executive), subject to a fifteen-day cure period for the events described in clauses (i) and (iii).

        Under the employment agreements, "good reason" generally means the occurrence of any of the following events without the executive's express prior written consent: (i) a reduction in the executive's base salary or target bonus, (ii) a material diminution in the executive's title, role or responsibilities with the company as the same may be increased from time to time, (iii) the relocation of the executive's principal place of employment to a location more than 25 miles from its current location that increases executive's one way commute; (iv) breach by the company of a material provision of the employment agreement (other than an isolated, insubstantial, inadvertent breach that is remedied promptly upon notice provided by the executive to the company), or, for Mr. O'Neill (v) any failure of the executive to be nominated to serve as a member of our board of directors, subject, in each case, to a thirty-day cure period.

Calculations of Benefits to Which Executive Would Be Entitled

        The table below shows the severance payments and benefits that each named executive officer would receive upon (1) termination due to death or disability, (2) termination without cause, (3) termination for good reason, (4) non-renewal by the Company of the employment term and (5) a change in control. The amounts are calculated as if the named executive officer's date of termination, non-renewal of his employment or change in control occurred on December 31, 2016.

Named Executive Officer	Termination Due to Death or Disability		Termination Without Cause		Termination for Good Reason		Non-Renewal by the Company of Employment Term		Change in Control
Michael O'Neill
Severance Payment	$304,750	(1)	$1,127,526	(2)	$1,127,526	(2)	$1,127,526	(2)	—
Equity Award	$204,926	(3)	$204,926	(3)	$204,926	(3)	$204,926	(3)	$204,926	(3)
Transaction Bonus	$4,080,000	(4)	$4,080,000	(4)	$4,080,000	(4)	$4,080,000	(4)	$4,080,000	(4)
Thomas J. Doyle, Jr.
Salary Payment	$245,000	(1)	$908,026	(2)	$908,026	(2)	$908,026	(2)	—
Equity Award	$124,645	(3)	$124,645	(3)	$124,645	(3)	$124,645	(3)	$124,645	(3)
Transaction Bonus	$2,267,120	(4)	$2,267,120	(4)	$2,267,120	(4)	$2,267,120	(4)	$2,267,120	(4)
Matthew Chiappa
Salary Payment	—		—		—		—		—
Equity Award	—		—		—		—		—
Transaction Bonus	—		—		—		—		—

(1)
Represents a prorated bonus equal to the actual bonus earned for fiscal 2016.

(2)
Represents a severance payment equal to (i) one times the executive's base salary, (ii) the actual bonus earned for fiscal 2016, (iii) a prorated bonus equal to the actual bonus earned for fiscal 2016 and (iv) twelve months of health benefits continuation.

(3)
Represents the market value of all unvested Class B Incentive Units. Note that in the absence of an actual transaction, it is not possible to determine whether the participation hurdle applicable to the Class B Incentive Units would in fact actually be met.

(4)
Represents the maximum amount payable with respect to the transaction bonus. Note that in the absence of an actual transaction it is not possible to determine whether the maximum bonus would in fact actually be paid.

Compensation of our Directors

        Prior to the offering we paid our non-employee directors (other than Messrs. Cherniak and Ely) an annual retainer of $60,000 payable in cash in equal quarterly installments. In addition, our non-employee directors (other than Messrs. Cherniak and Ely) are entitled to an annual equity grant in the form of Class B Incentive Units having a value of $120,000. As of the time of this offering, we are evaluating the specific terms of our director compensation program.

        The following table sets forth compensation earned by our directors during the year ended December 31, 2016.

Name	Fees Earned or Paid in Cash	Equity Awards(1)	Total
Harlan Cherniak	—	—	—
Thomas J. Doyle, Jr.	—	—	—
Michael Donahue	$60,000	—	$60,000
Jamison Ely	—	—	—
Michael O'Neill	—	—	—
Charles Ryan	$60,000	—	$60,000
L. Spencer Wells	$60,000	—	$60,000

(1)
No equity awards were made to the directors for fiscal 2016. As of December 31, 2016, Messrs. Donahue and Ryan each held 20.236 Class B Incentive Units and Mr. Wells held 7.408 Class B Incentive Units, all of which were vested. For outstanding equity awards held by Messrs. O'Neill and Doyle, please see "Outstanding Equity Awards at Fiscal Year End" above.

2017 Management Incentive Plan

        Our board of directors plan to adopt and our current stockholders plan to approve, the Preferred Sands, Inc. 2017 Management Incentive Plan, which we refer to as the "2017 Management Incentive Plan", prior to, and to become effective, upon the consummation of this offering. The following is a summary of certain terms and conditions of the 2017 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2017 Management Incentive Plan attached as an exhibit to the registration statement. You are encouraged to read the full 2017 Management Incentive Plan.

        Administration.    The compensation committee of our board of directors (or subcommittee thereof, if necessary for Section 162(m) of the Code) (the "Compensation Committee") will administer the 2017 Management Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2017 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2017 Management Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the 2017 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

        Eligibility.    Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the 2017 Management Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the 2017 Management Incentive Plan.

        Number of Shares Authorized.    The 2017 Management Incentive Plan provides for an aggregate of shares of our Class A common stock. No more than             shares of our Class A common stock may be issued with respect to incentive stock options under the 2017 Management Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than shares of our Class A common stock in any single fiscal year. No more than            shares of our Class A common stock may be granted under the 2017 Management Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each single year if the performance period is more than one year). The maximum amount payable to any participant under the 2017 Management Incentive Plan for any single year during a performance period for a cash denominated award is $(or with respect to each single year if the performance period is more than one year). The maximum grant date fair value of cash and equity awards that may be awarded to any non-employee director under the Management Incentive Plan for any single year shall be            . Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2017 Management Incentive Plan. If any award granted under the 2017 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2017 Management Incentive Plan.

        Change in Capitalization.    If there is a change in our Company's capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the 2017 Management Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2017 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2017 Management Incentive Plan, the limitations on awards under the 2017 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        Awards Available for Grant.    The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2017 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as "Substitute Awards").

        Stock Options.    The Compensation Committee will be authorized to grant options to purchase shares of our Class A common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2017 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the 2017 Management Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2017 Management Incentive Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2017 Management Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2017 Management Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by our Company's insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

        Stock Appreciation Rights.    The Compensation Committee will be authorized to award SARs under the 2017 Management Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2017 Management Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the 2017 Management Incentive Plan will be ten years from the date of grant. The remaining terms of any SARs shall be established by the Compensation Committee and reflected in the award agreement.

        Restricted Stock.    The Compensation Committee will be authorized to grant restricted stock under the 2017 Management Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is Class A common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

        Restricted Stock Unit Awards.    The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our Class A common stock equal to the number of units earned, or in cash equal to the fair market value of the number of shares of our Class A common stock, earned in respect of such restricted stock unit award, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our Class A common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our Class A common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

        Other Stock-Based Awards.    The Compensation Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our Class A common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

        Performance Compensation Awards.    The Compensation Committee may grant any award under the 2017 Management Incentive Plan in the form of a "Performance Compensation Award" (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain "Performance Goals." The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

  •
  net earnings or net income (before or after taxes);

  •
  basic or diluted earnings per share (before or after taxes);

  •
  net revenue or net revenue growth;

  •
  gross revenue or gross revenue growth, gross profit or gross profit growth;

  •
  net operating profit (before or after taxes);

  •
  return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

  •
  cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

  •
  earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA);

  •
  gross or net operating margins;

  •
  productivity ratios;

  •
  share price (including, but not limited to, growth measures and total shareholder return);

  •
  expense targets or cost reduction goals, general and administrative expense savings;

  •
  operating efficiency;

  •
  objective measures of customer satisfaction;

  •
  working capital targets;

  •
  measures of economic value added or other "value creation" metrics;

  •
  enterprise value;

  •
  stockholder return;

  •
  customer or client retention;

  •
  competitive market metrics;

  •
  employee retention;

  •
  total company comparable sales;

  •
  objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

  •
  system-wide revenues;

  •
  cost of capital, debt leverage year-end cash position or book value;

  •
  strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

  •
  any combination of the foregoing.

        Any Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operations or business units, product lines, asset classes, brands, administrative departments or any combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the Compensation Committee deems appropriate or, stock market indices. The Compensation Committee may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant's Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

        The Compensation Committee may also specify adjustments or modifications (to the extent that it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect any of the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management's discussion and analysis of financial condition and results of operations appearing in our Company's annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company's fiscal year.

        Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant's performance compensation award has been earned for the performance period based on the application of the "Performance Formula" (as defined in the 2017 Management Incentive Plan) to such Performance Goals.

        Effect of a Change in Control.    Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and our Company, in the event of a change of control, if a participant's employment or service is terminated by our Company other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant's date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant's date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Compensation Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days' notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company's common stock received or to be received by other stockholders of the Company in the event. Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing or settlement of any award subject to Section 409A of the Code at the time such award is granted.

        Nontransferability.    Each award may be exercised during the participant's lifetime by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the 2017 Management Incentive Plan).

        Amendment.    The 2017 Management Incentive Plan will have a term of ten years. The board of directors may amend, suspend or terminate the 2017 Management Incentive Plan at any time, subject to stockholder approval, if necessary, to comply with any tax, NYSE or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

        The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), and (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2017 Management Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirements of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

        Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option ("a non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

        SARs.    No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2017 Management Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2017 Management Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2021, and thereafter reserve the right to award compensation that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

PRINCIPAL STOCKHOLDERS

        The tables below set forth information with respect to the beneficial ownership of our Class A common stock by:

  •
  each of our directors and executive officers;

  •
  each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

  •
  all of our directors and executive officers as a group.

        The numbers of shares of Class A common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for before this offering that are set forth below are based on (i) the number of shares and Preferred Proppants Units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See "Organizational Structure." The numbers of shares of Class A common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for after this offering that are set forth below are based on (a) the number of shares and Preferred Proppants Units to be issued and outstanding immediately after this offering, (b) an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and (c) the use of proceeds from this offering. If the underwriters exercise their option to purchase additional shares, certain of our 5% equityholders, directors and executive officers will receive a portion of the proceeds pursuant to certain repurchases described under "Use of Proceeds." See "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchases from Equityholders."

        The amounts and percentages of Class A common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

        Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Preferred Sands, Inc., One Radnor Corporate Center, 100 Matsonford Road, Suite 101, Radnor, Pennsylvania 19087.

        The following table assumes the underwriters' option to purchase additional shares is not exercised.

Class A Common Stock Owned (on a fully exchanged and converted basis)(1)
Voting Power(2)
	Before this offering		After this offering
					Before this Offering Percentage	After this Offering Percentage
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Equityholders
KKR Equityholders(3)(4)
Founder Post-IPO Members(4)(5)
Employee Holdco
Directors and Executive Officers
Michael O'Neill(4)(5)(6)
Sean McGrath
Robert Stienes
Thomas J. Doyle, Jr.(7)
Harlan Cherniak(8)
Michael Donahue
Jamison Ely(8)
Charles Ryan
L. Spencer Wells(8)
All directors and executive officers as a group (9 persons)

*
Less than 1%

        The following table assumes the underwriters' option to purchase additional shares is exercised in full.

Class A Common Stock Owned (on a fully exchanged and converted basis)(1)
Voting Power(2)
	Before this offering		After this offering
					Before this Offering Percentage	After this Offering Percentage
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Equityholders
KKR Equityholders(3)(4)
Founder Post-IPO Members(4)(5)
Employee Holdco
Directors and Executive Officers
Michael O'Neill(4)(5)(6)
Sean McGrath
Robert Stienes
Thomas J. Doyle, Jr.(7)
Harlan Cherniak(8)
Michael Donahue
Jamison Ely(8)
Charles Ryan(9)
L. Spencer Wells(8)
All directors and executive officers as a group (9 persons)

*
Less than 1%

(1)
Each Preferred Proppants Post-IPO Member holds Preferred Proppants Units and an equal number of shares of Class B common stock. Each Preferred Proppants Post-IPO Member has the right at any time to exchange any vested Preferred Proppants Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis. See "Description of Capital Stock." The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all vested Preferred Proppants Units (together with the corresponding shares of Class B common stock) have been exchanged for shares of Class A common stock. Set forth below is a table that lists each of our directors and named executive officers who own Preferred Proppants Units and corresponding shares of Class B common stock:

Name	Number of Preferred Proppants Units and Shares of Class B Common Stock
Michael O'Neill
Thomas J. Doyle, Jr.
Charles Ryan
(2)
Percentage of voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. See "Description of Capital Stock."

(3)
Consists of (i)             shares of Class A common stock (or            shares if the underwriters' option to purchase additional shares is exercised in full) held by KKR Special Situations (Offshore) Fund L.P. ("KKR Special Situations Offshore Fund"); (ii)             shares of Class A common stock (or             shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR Special Situations (Domestic) Fund L.P. ("KKR Special Situations Domestic Fund"); (iii)             shares of Class A common stock issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR Alternative Credit LLC ("KKR Alternative Credit"), (iv)             shares of Class A common stock (or            shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR Financial Holdings III, LLC ("KKR Financial III"), (v)             shares of Class A common stock (or            shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by a separate account managed by KKR Credit Advisors (US) LLC, (vi)             shares of Class A common stock (or             shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR Maven II L.P. ("KKR Maven"), (vii)             shares of Class A common stock (or            shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR SPN Credit Investors L.P. ("KKR SPN"), and (viii)             shares of Class A common stock (or            shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by KKR-CDP Partners L.P. ("KKR CDP").

  KKR Associates Special Situations (Offshore) L.P. is the general partner of KKR Special Situations Offshore Fund, and KKR Special Situations (Offshore) Limited is the general partner of KKR Associates Special Situations (Offshore) L.P. KKR Financial Holdings LLC is the sole member of KKR Financial III. KKR Maven GP Limited is the general partner of KKR Maven. KKR Associates CS X L.P. is the general partner of KKR CDP, and KKR CS X Limited is the general partner of KKR Associates CS X L.P. KKR Fund Holdings L.P. is the controlling shareholder of KKR Special Situations (Offshore) Ltd., sole owner of KKR Alternative Credit Limited, sole common shareholder of KKR Financial Holdings LLC, sole owner of KKR Maven GP Limited and sole member of KKR CS X Limited. KKR Fund Holdings GP Limited and KKR Group Holdings L.P. are the general partners of KKR Fund Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P.

  KKR Associates Special Situations (Domestic) L.P. is the general partner of KKR Special Situations Domestic Fund, and KKR Special Situations (Domestic) Limited is the general partner of KKR Associates Special Situations (Domestic) L.P. KKR SPN Credit Investors GP Limited is the general partner of KKR SPN, and KKR SPN Investments L.P. is the sole shareholder of KKR SPN Credit Investors GP Limited. KKR Associates SPN L.P. is the general partner of KKR SPN Investments L.P., and KKR SPN GP Limited is the general partner of KKR Associates SPN L.P. KKR Credit Advisors (US) LLC (directly or through its wholly-owned subsidiaries) serves as an investment advisor to the KKR Equityholders. Kohlberg Kravis Roberts & Co. L.P. is the sole member of KKR Credit Advisors (US) LLC. KKR Management Holdings L.P. is the sole owner of KKR Special Situations (Domestic) Ltd., sole owner of KKR SPN GP Limited, sole member of KKR Alternative Credit and the general partner of Kohlberg Kravis Roberts & Co. L.P., and KKR Management Holdings Corp. is the general partner of KKR Management Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Management Holdings Corp.

  KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Henry R. Kravis and George R. Roberts. In such capacities, each of the aforementioned entities and individuals may be deemed to be the beneficial owners and have voting and dispositive power with respect to all or a portion of the shares held by the KKR Equityholders. The address for KKR Credit Advisors (US) LLC is 555 California Street, 50th Floor, San Francisco, CA 94104. The

  address for all other entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)
We and the Principal Equityholders will enter into the Stockholders Agreement that will provide each group of Principal Equityholders with the right to nominate a specified number of our directors, determined based on the percentage of pre-IPO Class A common stock beneficially owned by such group of Principal Equityholders. The Principal Equityholders will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the other Principal Equityholder's nominees. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions—Stockholders Agreement" for additional information. As a result, the Principal Equityholders may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and beneficially own shares held by the other group of Principal Equityholders. However, each Principal Equityholder disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

(5)
Each of the Founder Post-IPO Members beneficially own shares of Class A common stock issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock. The address of each Founder Post-IPO Member is 2000 South Ocean Drive, PH 1, Ft. Lauderdale, FL 33316.

Consists of (i)                 shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by the Deed Trust of Michael G. O'Neill (the "Deed Trust"); (ii)                 shares of Class A common stock (or                 shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by O'Neill Hector, LLC ("O'Neill Hector"); (iii)                  shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by Michael and Jeannie O'Neill, TBE, as tenants in the entirety; (iv)                 shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by 2012 O'Neill Family Trust (the "O'Neill Family Trust"); (v)                 shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by Preferred Real Estate Developers III, L.P. ("Preferred Real Estate Developers"); (vi)                  shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) beneficially owned by Preferred Unlimited Inc. ("Preferred Unlimited") and (vii)                 shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) directly beneficially owned by Mr. O'Neill.

The Deed Trust is an irrevocable grantor trust for the benefit of Mr. O'Neill's children. As trustee of the Deed Trust, Jeannie O'Neill, Mr. O'Neill's wife, has dispositive control and voting control over the shares held by the Deed Trust. Mr. O'Neill may be deemed to beneficially own the shares held by the Deed Trust by virtue of his relationship with Jeannie O'Neill. Mr. O'Neill disclaims beneficial ownership in shares held by the Deed Trust except to the extent of his pecuniary interest therein.

O'Neill Hector is owned by Mr. O'Neill and Preferred Unlimited. Mr. O'Neill has dispositive control and voting control over the shares held by O'Neill Hector directly and by virtue of his ownership in Preferred Unlimited. Mr. O'Neill disclaims beneficial ownership in shares held by O'Neill Hector except to the extent of his pecuniary interest therein.

The O'Neill Family Trust is an irrevocable grantor trust for the benefit of Mr. O'Neill and his children. As trustee of the O'Neill Family Trust, Mr. O'Neill has dispositive control and voting control over the shares held by the O'Neill Family Trust. Mr. O'Neill disclaims beneficial ownership in shares held by the O'Neill Family Trust except to the extent of his pecuniary interest therein.

Preferred Real Estate Developers is owned by Mr. O'Neill and the Deed Trust of Michael G. O'Neill. Mr. O'Neill has dispositive control and voting control over the shares beneficially owned by Preferred Real Estate Developers directly and by virtue of his relationship with the Deed Trust. Mr. O'Neill disclaims beneficial ownership in shares held by Preferred Real Estate Developers except to the extent of his pecuniary interest therein.

Preferred Unlimited is owned by Mr. O'Neill, Mr. Doyle and certain former and current members of management. By virtue of his ownership in Preferred Unlimited, Mr. O'Neill has dispositive and voting control over the shares beneficially owned by Preferred Unlimited. Mr. O'Neill disclaims beneficial ownership in shares held by Preferred Unlimited except to the extent of his pecuniary interest therein.

(6)
Messrs. O'Neill, Donahue and Ryan are each a director designated by the Founder Post-IPO Members pursuant to their nomination right under the Stockholders Agreement.

(7)
Includes                shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by Preferred Unlimited. Mr. Doyle disclaims beneficial ownership in shares held by Preferred Unlimited except to the extent of his pecuniary interest therein.

(8)
Messrs. Cherniak, Ely and Wells are each a director designated by the KKR Equityholders pursuant to the KKR Equtiyholders' nomination right under the Stockholders Agreement.

(9)
Includes                shares of Class A common stock (or                shares if the underwriters' option to purchase additional shares is exercised in full) issuable upon the exchange of Preferred Proppants Units and corresponding shares of Class B common stock held by St. David's Trust, an irrevocable grantor trust for the benefit of Mr. Ryan. As trustee and beneficiary of St. David's Trust, Mr. Ryan has dispositive control and voting control over the shares held by St. David's Trust. The address for St. David's Trust is c/o Rex Capital Advisors, LLC, 50 Park Row West Suite 113, Providence, RI 02903.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Related Agreements

        In connection with the reorganization transactions, we will enter into a Reorganization Agreement (the "Reorganization Agreement") and related agreements with Preferred Proppants, two of our wholly owned subsidiaries, and each of the Preferred Proppants Post-IPO Members, including the KKR Post-IPO Members, the Founder Post-IPO Members, Employee Holdco and certain Preferred Proppants Pre-IPO Members, which will affect the reorganization transactions. As part of the reorganization transactions, we will also enter into a debt contribution agreement (the "Debt Contribution Agreement") with the holders of the Second Lien Notes. The terms of the Debt Contribution Agreement will provide that to the extent the Second Lien Notes are not repaid with the proceeds from this offering, the holders of such Second Lien Notes will contribute their Second Lien Notes to us in exchange for shares of Class A common stock or to Preferred Proppants in exchange for Preferred Proppants Units (in each case, based on the redemption price of the Second Lien Notes equal to 102.5% of the principal amount thereof, plus accrued and unpaid interest) that we or Preferred Proppants acquire in the exchange and the initial public offering price per share of our Class A common stock in this offering. See "Use of Proceeds" "Organizational Structure" for more information.

        The table below sets forth the consideration in Preferred Proppants Units and Class A common stock to be received by our 5% equityholders, directors and executive officers in the reorganization transactions, based on an assumed public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Preferred Proppants Units to be Issued in the Reorganization Transactions	Class A Common Stock to be Issued in the Reorganization Transactions
KKR Alternative Credit LLC
KKR Special Situations (Domestic) Fund, L.P.
KKR Special Situations (Offshore) Fund, L.P.
KKR Financial Holdings III, LLC
Other Managed Accounts of KKR
2012 O'Neill Family Trust(1)
Michael and Jeannie O'Neill, TBE(1)
Michael O'Neill
O'Neill Hector, LLC(1)
The Deed Trust of Michael G. O'Neill(1)
Preferred Real Estate Developers III, L.P.(1)
Preferred Unlimited Inc.(1)
Employee Holdco
Sean McGrath
Robert Stienes
Thomas J. Doyle, Jr.
Harlan Cherniak
Michael Donahue
Jamison Ely
Charles Ryan
St. David's Trust(2)
L. Spencer Wells

(1)
Mr. O'Neill may be deemed to beneficially own the interests held by The Deed Trust of Michael G. O'Neill, O'Neill Hector, LLC, Michael and Jeannie O'Neill, TBE, 2012 O'Neill Family Trust, Preferred Real Estate Developers III, L.P. and Preferred Unlimited Inc.

(2)
Mr. Ryan may be deemed to beneficially own the interests held by the St. David's Trust.

        The consideration set forth above is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

First Lien Term Loan

        Certain affiliates and managed accounts of KKR own approximately $123 million aggregate principal amount of the First Lien Term Loan. In fiscal 2016, we paid interest on the First Lien Term Loan to affiliates and managed accounts of KKR of approximately $8.7 million (in a combination of cash and in-kind). We intend to cause Preferred Proppants to use a portion of the proceeds from this offering to repay, in part, the First Lien Term Loan. As of March 31, 2017, the total amount outstanding under the First Lien Term Loan was $436 million and the interest rates on the B-1 Term Loan, the B-2 Term Loan, the B-4 Term Loan and the B-5 Term Loan were 6.75%, 8.75%, 15.00% and 15.00%, respectively.

        The table below sets forth the consideration in cash to be received by our 5% equityholders, directors and executive officers in connection with the repayment, in part, of the First Lien Term Loan, based on an assumed public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Cash Proceeds to be Received in Connection with the Repayment of all Outstanding Amounts under the First Lien Term Loan
KKR Alternative Credit LLC	$
KKR Special Situations (Domestic) Fund, L.P.
KKR Special Situations (Offshore) Fund, L.P.
KKR Financial Holdings III, LLC
Other Managed Accounts of KKR

        The consideration set forth above is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Second Lien Notes

        Certain affiliates and managed accounts of KKR own approximately $280 million aggregate initial principal amount of the Second Lien Notes. In fiscal 2016, 2015 and 2014, we paid interest on the Second Lien Loan Notes to affiliates and managed accounts of KKR in an aggregate amount of approximately $118 million (in-kind). Pursuant to the terms of the Debt Contribution Agreement, we intend to cause Preferred Proppants to use a portion of the proceeds from this offering to repay, in part, the Second Lien Notes. As of March 31, 2017 and December 31, 2016, the accreted value of the Second Lien Notes (reflecting interest paid by increasing the principal amount of the Second Lien Notes) was $442 and $426 million, respectively, and the interest rate was 15.14% as of March 31, 2017 and 15.0% as of December 31, 2016.

        The table below sets forth the consideration in cash to be received by our 5% equityholders, directors and executive officers in connection with the repayment, in part, of the Second Lien Notes, based on an assumed public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and the redemption price of the Second Lien Notes equal to 102.5% of the principal amount thereof, plus accrued and unpaid interest):

Name	Cash Proceeds to be Received in Connection with the Repayment, in Part, of the Second Lien Notes
KKR Alternative Credit LLC	$
KKR Special Situations (Domestic) Fund, L.P.
KKR Special Situations (Offshore) Fund, L.P.
KKR Financial Holdings III, LLC
Other Managed Accounts of KKR

        The consideration set forth above is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Atascosa and Monahans Bridge Term Loan

        We have executed a commitment letter with certain affiliates of KKR and an affiliate of Mr. O'Neill to provide a $34.5 million bridge term loan to an indirect parent of the borrower under the Atascosa and Monahans senior term loan to partially finance the Atascosa and Monahans facilities, of which certain affiliates of KKR will provide $34.25 million and an affiliate of Mr. O'Neill will provide $250,000. We intend to close on this bridge term loan prior to the consummation of this offering. Outstanding borrowings under the Atascosa and Monahans bridge term loan in the first year will bear interest at a rate equal to the 3-month LIBOR plus a 14.0% applicable margin, with a 1.0% LIBOR floor or the alternative base rate plus a 13.0% applicable margin. In year two and thereafter, outstanding borrowings under the senior secured term loan will bear interest at a rate equal to the 3-month LIBOR plus a 24.0% applicable margin, with a 1.0% LIBOR floor or the alternative base rate plus a 23.0% applicable margin. If any amount of the Atascosa and Monahans bridge term loan remains outstanding after the first anniversary of the closing, an additional amount will be payable in kind and added to the principal amount such that the principal amount outstanding after giving effect thereto would be 125% of the original principal amount.

Purchases from Equityholders

        If the underwriters exercise their option to purchase additional shares, we intend to cause Preferred Proppants to use such proceeds, together with cash on hand, to repurchase up to                shares of Class A common stock from certain of our stockholders (including certain KKR Equityholders) and up to                Preferred Proppants Units and corresponding shares of Class B common stock from certain of the Preferred Proppants Post-IPO Members (including certain KKR Equityholders) at a purchase price per share of Class A common stock or Preferred Proppants Unit (and corresponding share of Class B common stock) equal to the initial public offering price.

        The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Preferred Proppants Units and corresponding shares of Class B common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is exercised in full:

Name	Number of shares of Class A common stock or Preferred Proppants Units and corresponding shares of Class B common stock to be sold to us	Cash proceeds ($)
KKR Alternative Credit LLC
KKR Special Situations (Domestic) Fund, L.P.
KKR Special Situations (Offshore) Fund, L.P.
KKR Financial Holdings III, LLC
Other Managed Accounts of KKR

        The consideration set forth above is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Amended and Restated Preferred Proppants Holdings, LLC Limited Liability Company Agreement

        In connection with the reorganization transactions, we, Preferred Proppants and each of the Preferred Proppants Post-IPO Members, including the KKR Post-IPO Members, the Founder Post-IPO

Members and Employee Holdco, will enter into the Amended and Restated Preferred Proppants Holdings, LLC Limited Liability Company Agreement (the "Preferred LLC Agreement"). Following the reorganization transactions, and in accordance with the terms of the Preferred LLC Agreement, we will operate our business through Preferred Proppants and its subsidiaries. Pursuant to the terms of the Preferred LLC Agreement, so long as affiliates of KKR or affiliates of Mr. O'Neill continue to own any Preferred Proppants Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Preferred Proppants and its subsidiaries or own any assets other than securities of Preferred Proppants and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Preferred Proppants and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Preferred Proppants. As the sole managing member of Preferred Proppants, we will have control over all of the affairs and decision making of Preferred Proppants. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Preferred Proppants and the day-to-day management of Preferred Proppants' business. We will fund any dividends to our stockholders by causing Preferred Proppants to make distributions to its equityholders, including the KKR Post-IPO Members, the Founder Post-IPO Members, Employee Holdco and us, subject to the limitations imposed by our Credit Facilities. See "Dividend Policy."

        The holders of Preferred Proppants Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Preferred Proppants. Net profits and net losses of Preferred Proppants will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Preferred Proppants Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The Preferred LLC Agreement will provide for pro rata cash distributions to the holders of Preferred Proppants Units for purposes of funding their tax obligations in respect of the taxable income of Preferred Proppants that is allocated to them. Generally, these tax distributions will be computed based on the sum of (i) Preferred Proppants' estimate of the net taxable income of Preferred Proppants allocable to us multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for a corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income) and (ii) certain amounts payable by us under the tax receivable agreements.

        The Preferred LLC Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a "poison pill" or similar shareholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Preferred Proppants (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations or (ii) the purchase from a member of Preferred Proppants of Preferred Proppants Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such purchase)) and Preferred Proppants shall issue to us one Preferred Proppants Unit. Similarly, except as otherwise determined by us, Preferred Proppants will not issue any additional Preferred Proppants Units to us unless we issue or sell an equal number of shares of our Class A common stock. Conversely, if at any time any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Preferred Proppants will redeem, repurchase or otherwise acquire an equal number of Preferred Proppants Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired. In addition, Preferred Proppants will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Preferred Proppants Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the Preferred Proppants Units.

        Subject to certain exceptions, Preferred Proppants will indemnify all of its members, including the KKR Post-IPO Members, the Founder Post-IPO Members, Employee Holdco and us, and their officers and other related parties, including certain KKR Equityholders, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Preferred Proppants' business or affairs or the Preferred LLC Agreement or any related document.

        Preferred Proppants may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) as determined by us. Upon dissolution, Preferred Proppants will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Preferred Proppants' liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested Preferred Proppants Units.

Company Lock-Up Agreements and Employee Equity Agreements

        In connection with the reorganization transactions and this offering, we intend to enter into lock-up agreements with each of the Preferred Proppants Pre-IPO Members, except for the KKR Pre-IPO Members, the Founder Pre-IPO Members and certain other investors, and employee equity agreements with each of the employees of Preferred Proppants that have either received profits interests in Preferred Proppants or participate in the LTIPs (collectively, the "Locked-up Equityholders"), pursuant to which each such Locked-up Equityholder may:

  •
  until the first anniversary of the consummation of this offering, not sell any of its pre-IPO equity;

  •
  on and after the beginning of the first quarter of the first anniversary of the consummation of this offering, sell up to a cumulative 25% of its pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the beginning of second quarter of the first anniversary of the consummation of this offering, sell up to a cumulative 50% of its pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the beginning of the third quarter of the first anniversary of the consummation of this offering, sell up to a cumulative 75% of its pre-IPO equity, to the extent such pre-IPO equity has vested; and

  •
  on and after the beginning of the fourth quarter of the first anniversary of the consummation of this offering, sell any of its remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

        To the extent that any of the Principal Equityholders sell Class A common stock in a public offering or sell Class A common stock and/or Preferred Proppants Units (and corresponding shares of Class B common stock) to us during this two year period, the Locked-up Equityholders will be allowed to participate pro rata and any such participation will be counted against such Locked-up Equityholder's permitted transfers described above; provided, that, after the first anniversary of the consummation of this offering, the Locked-up Equityholders will not have such participation rights in a public offering or purchases from the Company in connection with a public offering if the underwriter or underwriters in the public offering do not require such Locked-up Equityholder to enter into any lock-up agreement and such Locked-up Equityholder is not otherwise restricted pursuant to the Registration Rights Agreement, as described under "—Registration Rights Agreement."

Exchange Agreement

        At the closing of this offering, we will enter into an Exchange Agreement (the "Exchange Agreement") with Preferred Proppants and each of the Preferred Proppants Post-IPO Members, including the KKR Post-IPO Members, the Founder Post-IPO Members and Employee Holdco, pursuant to which they (or certain transferees thereof), subject to certain restrictions, will have the right to exchange their Preferred Proppants Units (along with the corresponding shares of our Class B common stock) for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock), at our option (as the managing member of Preferred Proppants), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our board of directors. Upon exchange, each share of our Class B common stock will be cancelled. The Exchange Agreement provides that each of the Preferred Proppants Post-IPO Members, except for the KKR Post-IPO Members, the Founder Post-IPO Members and certain other investors, will be restricted from exchanging their Preferred Proppants Units (along with the corresponding shares of our Class B common stock) until the first anniversary of the consummation of this offering.

        The Exchange Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the Preferred Proppants Post-IPO Members will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the Preferred Proppants Post-IPO Members to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the Preferred Proppants Post-IPO Members may participate in each such offer without being required to exchange Preferred Proppants Units and shares of our Class B common stock.

        The Exchange Agreement also provides that, in the event of a merger, consolidation or other business combination involving our Company (unless, following such transaction, all or substantially all of the holders of the voting power of us prior to such transaction continue to hold a majority of the voting power of the surviving entity (or its parent) in substantially the same proportions as immediately prior to such transaction) is approved by our board of directors and consummated in accordance with applicable law, we may require that each of the Preferred Proppants Post-IPO Members exchange with us all of such Preferred Proppants Post-IPO Member's Preferred Proppants Units and shares of our Class B common stock for aggregate consideration for each Preferred Proppants Unit and share of our Class B common stock that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction. Such Preferred Proppants Post-IPO Members are not required to participate in such a transaction that is tax-free for our stockholders unless the transaction is also tax-free for such Preferred Proppants Post-IPO Members as holders of Preferred Proppants Units and shares of our Class B common stock.

Stockholders Agreement

        Prior to the consummation of this offering, we will enter into a Stockholders Agreement that will provide each Principal Equityholder with the right to nominate a specified number of our directors determined based on the percentage of Class A common stock beneficially owned by such Principal

Equityholder immediately prior to this offering (calculated assuming that all of such Principal Equityholder's Preferred Proppants Units and corresponding shares of Class B common stock are exchanged for Class A common stock). For so long as a Principal Equityholder beneficially owns at least 50% of its shares of the pre-IPO Class A common stock, such Principal Equityholder will be entitled to nominate three directors to serve on our board of directors. When a Principal Equityholder beneficially owns less than 50% but at least 10% of its shares of pre-IPO Class A common stock, such Principal Equityholder will be entitled to nominate two directors. Thereafter, such Principal Equityholder will be entitled to nominate one director so long as it beneficially owns at least 5% of its shares of pre-IPO Class A common stock.

        The Principal Equityholders will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the other Principal Equityholder's director nominated by such Principal Equityholder in accordance with the terms of the Stockholders Agreement. Further, the Principal Equityholders will agree, for so long as the other Principal Equityholder is entitled to nominate a director, to take all necessary action, including voting their respective shares of common stock, to ensure that the provisions in respect of corporate opportunities and director and officer indemnification, exculpation and advancement of expenses set forth in our certificate of incorporation and by-laws are not amended, modified or supplemented in any manner without the other Principal Equityholders' prior written consent. In addition, the Principal Equityholders will be permitted to sell their interest in us without restriction; provided that such transfer would not result in the transferee beneficially owning more than 7.5% of our Class A common stock (calculated assuming that all of such Principal Equityholder's Preferred Proppants Units and corresponding shares of Class B common stock are exchanged for Class A common stock). To the extent a Principal Equityholder transfers any of their respective shares to an affiliated transferee, that transferee would also be bound by the terms of the Stockholders Agreement. To the extent that a Principal Equityholder is no longer entitled to nominate a board member, our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, will nominate a director in their place.

Registration Rights Agreement

        Prior to the consummation of this offering, we will amend our Registration Rights Agreement (the "Registration Rights Agreement") with our Principal Equityholders and certain other investors.

        At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our Principal Equityholders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $20 million. Under the Registration Rights Agreement, we will not be obligated to effectuate more than three demand registrations, other than registrations on Form S-3, for the KKR Equityholders or more than three demand registrations for the Founder Post-IPO Members. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, our Principal Equityholders have (i) the right to require us to register the sale of the registrable securities held by them on Form S-3, and (ii) the right to sell registrable securities held by them pursuant to an underwritten block trade or similar transaction or other transaction with a two day or less marketing period off of a shelf registration statement on such Form S-3, each subject to offering size, certain participation rights and other restrictions.

        If a Principal Equityholder makes a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority first for registration of shares going first to our Principal Equityholders on a pro rata basis and second to the other holders under the Registration Rights Agreement. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to our Principal Equityholders and third to the other holders under the Registration Rights Agreement.

        In addition, we will undertake in the Registration Rights Agreement to file a registration statement upon becoming eligible to register the sale of our securities on Form S-3 under the Securities Act and to use reasonable best efforts to not become an ineligible issuer (as defined in Rule 405 under the Securities Act) during the period during which such registration statement is required to remain effective in order to register the shares of Class A common stock issuable upon the exchange of Preferred Proppants Units, together with shares of Class B common stock, by certain other Preferred Proppants Post-IPO Members and certain transferees thereof from time to time. Alternatively, under certain circumstances, we may instead file a shelf registration statement on Form S-3 to permit the resale of the shares of Class A common stock held by such persons.

        In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees and expenses (except underwriting discounts and commissions).

Tax Receivable Agreements

        In connection with the reorganization transactions, we will acquire equity interests in Preferred Proppants from an affiliate of KKR in the Mergers. In addition, as described under "Use of Proceeds," if the underwriters exercise their option to purchase additional shares, we intend to use a portion of the net proceeds from this offering to purchase Preferred Proppants Units and corresponding shares of Class B common stock from certain Preferred Proppants Post-IPO Members. These purchases will result in favorable adjustments to our allocable share of the tax basis of the assets of Preferred Proppants subsidiaries, as Preferred Proppants intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which an acquisition or purchase of Preferred Proppants Units occurs. In addition, future exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units and corresponding shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes as a result of these Section 754 elections. Finally, we will become entitled to certain other tax attributes as a result of contributing the proceeds of this offering to Preferred Proppants. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

        We intend to enter into two tax receivable agreements with the Preferred Proppants Post-IPO Members and certain KKR Equityholders (one with the Preferred Proppants Post-IPO Members and the other with certain KKR Equityholders) that will provide for the payment by us to the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees of Preferred Proppants Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Preferred Proppants' assets resulting from (a) the purchases of Preferred Proppants Units (along with the corresponding shares of our Class B common stock) from certain of the

Preferred Proppants Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (b) exchanges by the Preferred Proppants Post-IPO Members of Preferred Proppants Units (together with the corresponding shares of our Class B common stock) for shares of our Class A common stock or (c) payments under the tax receivable agreements, (ii) any net operating losses and certain other tax attributes available to us as a result of the Mergers, (iii) certain other tax attributes we become entitled to as a result of contributing the proceeds of this offering to Preferred Proppants and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

        With respect to future exchanges, the actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the Preferred Proppants Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

        The payment obligations under the tax receivable agreements are Preferred Sands, Inc.'s obligations and not obligations of Preferred Proppants, and we expect the payments we will be required to make under the tax receivable agreements could be substantial. Although estimating the amount and timing of payments that may become due under the tax receivable agreements is by its nature imprecise, we expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Preferred Proppants, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders in respect of the Mergers will aggregate to approximately $             million and range from approximately $             million to $             million per year over the next 15 years (or approximately $             million in the aggregate, ranging from approximately $             million to $             million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Preferred Proppants Post-IPO Members' or certain stockholders' affiliated with KKR continued ownership of us.

        In addition, payments under the tax receivable agreements will be based on the tax reporting positions we determine. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Preferred Proppants Post-IPO Members and certain KKR Equityholders (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Preferred Proppants Post-IPO Members and certain KKR Equityholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Preferred Proppants Post-IPO Members and certain KKR Equityholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

        In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

        In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Preferred Proppants Post-IPO Members and certain KKR Equityholders will have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of anticipated future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Preferred Proppants Post-IPO Members and certain KKR Equityholders have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the tax receivable agreements. For example, the earlier disposition of assets following a redemption of Preferred Proppants Units may accelerate payments under the tax receivable agreements and increase the present value of such payments, and the disposition of assets before a redemption of Preferred Proppants Units may increase the tax liability of Preferred Proppants Post-IPO Members and certain KKR Equityholders without giving rise to any rights to receive payments under the tax receivable agreements. Such effects may result in differences or conflicts of interest between the interests of Preferred Proppants Post-IPO Members and certain KKR Equityholders and the interests of other shareholders.

        Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. We expect the Credit Facilities may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries. To the extent we are unable to make payments under the agreements for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us), under the terms of the tax receivable agreements such payments will be deferred and accrue interest until paid. These deferred payments could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Indemnification Agreements

        We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Other Relationships

        In 2014, KKR Capital Markets LLC, an affiliate of KKR, acted as joint lead arranger and joint bookrunner in connection with the First Lien Term Loan and the ABL Facility, and received fees of approximately $5.0 million in connection with such services. In addition, KKR Corporate Lending LLC, an affiliate of KKR, was a participating lender under the ABL Facility during 2014, and received upfront fees and interest payments of approximately $83,000.

        Mr. O'Neill is an investor and member of the advisory board of TenEx Technologies, LLC ("TenEx"), a company that develops technologies in the oil and gas industry, among other things. We have entered into an option agreement with TenEx that provides us with a right of first refusal to the exclusive use of any TenEx formulations and other technology, developed during the term of the agreement that have applications in the sand-based proppants industry. If we choose to exercise our right of first refusal, we and TenEx will negotiate an agreement on an arms-length basis for TenEx to supply us with the right to use such formulations and other technology. TenEx will continue to exclusively own the intellectual property rights to any such formulations and other technology. As consideration for the right of first refusal, one of our employees will provide limited consulting services to TenEx without charging a consulting fee. The agreement remains in effect so long as Mr. O'Neill's employment agreement with Preferred Proppants remains in effect.

        We employ the daughter of Mr. O'Neill as a Product Director in our Industrial Sands division. In fiscal 2016, 2015 and 2014, she received total compensation (including salary and bonus) of approximately $113,000, $98,000 and $84,000, respectively.

        Mr. O'Neill is the manager and an investor of Prime Rock Energy Capital, LLC ("Prime Rock"), a fund focused on acquiring assets and developing technologies in the oil and gas industry. We provide office space and, pursuant to a shared services agreement, office-related services to Prime Rock. In fiscal 2016, we charged Prime Rock approximately $100,000 for human resource services, payroll services, accounting services, legal services and office space under a shared services agreement. On February 24, 2017, we amended the shared services agreement to only provide office space to Prime Rock. As of March 31, 2017, Prime Rock had three full-time employees. For 2017, we anticipate receiving fees under the share services agreement with Prime Rock of approximately $55,000. Mr. O'Neill's role in Prime Rock is permitted under his employment agreement with Preferred Proppants and was approved by our board of directors on June 30, 2016.

Related Party Transactions Policies and Procedures

        Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the "policy"), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

        For purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Compensation Committee.

        The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

        The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

        In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of                shares of Class A common stock, par value $0.00001 per share, and                shares of Class B common stock, par value $0.00001 per share.

        Immediately following the reorganization transactions, we will have                holders of record of our Class A common stock,                 holders of record of our Class B common stock, and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),                shares of our Class A common stock will be issued and outstanding,                shares of our Class B common stock will be issued and outstanding, and no shares of our preferred stock will be issued and outstanding.

        After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to have                shares of our Class A common stock outstanding (or                 shares if the underwriters' option to purchase additional shares is exercised in full),                 shares of our Class B common stock outstanding and no shares of our preferred stock outstanding.

        The following summary of certain provisions of our capital stock does not purport to be complete and is not intended to give full effect to provisions of statutory or common law. The summary is subject to and is qualified in its entirety by reference to all the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Voting

        The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock in a manner that is disproportionately adverse as compared to the Class B common stock, or vice versa, in which case the holders of Class A common stock or the holders of Class B common stock shall vote together as a class.

        Holders of our Class A common stock and Class B common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval.

Dividends

        The holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds, subject to the prior rights of holders of any preferred stock then outstanding.

        The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock, paid proportionally with respect to each outstanding share of our Class B common stock in connection with stock dividends.

        All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us.

Liquidation or Dissolution

        Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Transferability and Exchange

        Subject to the terms of the Exchange Agreement, the Preferred Proppants Post-IPO Members may exchange their vested Preferred Proppants Units and corresponding shares of our Class B common stock for shares of our Class A common stock. Each such exchange will be on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class B common stock so exchanged will be cancelled. Until the first anniversary of this offering, no Preferred Proppants Post-IPO Members (other than the KKR Post-IPO Members and the Founder Post-IPO Members) may effect such an exchange.

Other Provisions

        None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.

        At such time as no Preferred Proppants Units remain exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Preferred Stock

        After the consummation of this offering, we will be authorized to issue up to                shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

        Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply against the Principal Equityholders, Mr. O'Neill, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. See "Risk Factors—Risks Related to Our Organization and Structure—We are controlled by our Principal Equityholders, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us."

Certain Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and By-laws

        Some provisions of Delaware law, and our amended and restated certificate of incorporation and bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions include:

        Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors will initially have seven members.

        In addition, our amended and restated certificate of incorporation will provide that, following the Triggering Event (defined as the point in time when our Principal Equityholders or any of their affiliates or permitted transferees no longer beneficially own shares representing a majority of our issued and outstanding common stock), other than preferred stock directors and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

        Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws will also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advance Notice Procedures.    Our amended and restated by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders,

including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

        Super-Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws will provide that, following the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders and amendment of our amended and restated certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

        Business Combinations with Interested Stockholders.    Our amended and restated certificate of incorporation will provide that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that our Principal Equityholders, their respective affiliates and successors and their transferees will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Directors' Liability; Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Forum Selection

        Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock will be                .

Securities Exchange

        We intend to list our Class A common stock on NYSE under the symbol "PSND."

SHARES AVAILABLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of our Class A common stock. See "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

        Upon the consummation of this offering, we will have                shares of Class A common stock (or                shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding                shares of Class A common stock underlying outstanding options or restricted stock units. Of these shares, the                shares sold in this offering (or                shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately                of our outstanding shares of Class A common stock (or                shares if the underwriters exercise their option to purchase additional shares in full) will be deemed "restricted securities," as that term is defined under Rule 144, and would also be subject to the "lock-up" period noted below.

        In addition, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon consummation of the offering, the Preferred Proppants Post-IPO Members will own an aggregate of                Preferred Proppants Units and                shares of our Class B common stock (or                Preferred Proppants Units and                shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom). Pursuant to the terms of the Exchange Agreement, the Preferred Proppants Post-IPO Members may exchange their vested Preferred Proppants Units and corresponding shares of our Class B common stock for shares of our Class A common stock on a one-for-one basis. Shares of our Class A common stock issuable to the Preferred Proppants Post-IPO Members upon an exchange of Preferred Proppants Units and corresponding shares of our Class B common stock would be considered "restricted securities," as that term is defined under Rule 144 and would also be subject to the "lock-up" period noted below.

        Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rules 144 and 701 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                shares of our Class A common stock (or                shares if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

        In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement may be entitled to sell such shares in reliance on Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without complying with the current public information and holding period requirements.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Options/Equity Awards

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately                shares of Class A common stock reserved for issuance or sale under our Preferred Sands, Inc. 2017 Management Incentive Plan. Shares that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and equity retention agreements described below.

Lock-Up Agreements

        Our executive officers, directors, our Principal Equityholders and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Preferred Proppants Units), subject to certain exceptions. Please read "Underwriting" for a description of these lock-up provisions.

        To the extent we adopt a directed share program, as described under "Underwriting," any participants in the directed share program shall be subject to a 180-day lock-up. This lock-up will have similar restrictions and exceptions as the lock-up agreement described above. Any shares sold in the directed share program to our executive officers, directors, our Principal Equityholders and certain of our other stockholders shall be subject to the lock-up agreement described above.

        Immediately following the consummation of this offering, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders and other equityholders subject to lock-up agreements will hold                shares of our Class A common stock (assuming the Preferred Proppants Post-IPO Members exchange all their Preferred Proppants Units and corresponding shares of our Class B common stock for shares of our Class A common stock), representing approximately        % of our then-outstanding shares of Class A common stock (or                shares of Class A common stock, representing approximately         % of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

        We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Preferred Proppants Units) during the 180 day period following the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

Company Lock-up Agreements and Employee Equity Agreements

        We will enter into lock-up agreements or employee equity agreements with the Locked-up Equityholders that will subject them to certain transfer restrictions. For more information, see "Certain Relationships and Related Party Transactions—Company Lock-up Agreements and Employee Equity Agreements."

Exchange Agreement

        Our Exchange Agreement subjects Preferred Proppants Post-IPO Members, except for the KKR Post-IPO Members, the Founder Post-IPO Members and certain other investors, to certain exchange restrictions. For more information, see "Certain Relationships and Related Party Transactions—Exchange Agreement."

Registration Rights

        Our Registration Rights Agreement grants registration rights to our Principal Equityholders and certain other Preferred Proppants Post-IPO Members. For more information, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF OUR
CLASS A COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax considerations to Non-U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), the following discussion of material U.S. federal income tax considerations is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our special U.S. federal income tax counsel, insofar as it expresses conclusions as to the application of U.S. federal income tax law.

Non-U.S. Holders

        This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal tax purposes as:

  •
  a non-resident alien individual;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof;

  •
  an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, other than a trust that (i) is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax considerations of acquiring, owning and disposing of our Class A common stock. Also, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes.

        This discussion is not a complete analysis or listing of all of the possible tax considerations of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not address estate and gift tax considerations, the Medicare contribution or net investment tax or tax considerations under any state, local or foreign laws. In addition, this discussion does not address consequences relevant to Non.-U.S. Holders subject to special rules (e.g., banks, insurance companies or other financial institutions; brokers, dealers or traders in securities or currencies; and certain former citizens or long-term residents of the U.S.).

        The following discussion is based upon the Code, U.S. judicial decisions, administrative rulings and pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the acquisition, ownership and disposition of our Class A common stock.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax considerations to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

        We do not currently expect to make any distributions to holders of our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under "—U.S. Trade or Business Income," a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or IRS Form W-8BEN-E or successor form) certifying such stockholder's entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

        Except as described below under "—Information Reporting and Backup Withholding Tax," and "—FATCA," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case, such gain will be taxed as described in "—U.S. Trade or Business Income," below;

  •
  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the period (the "applicable period") that is the shorter of the five-year period ending on the date of the disposition and the Non-US. Holder's holding period for our Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder's holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder's holding period. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be "U.S. trade or business income" if (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. Moreover, gain on the sale or other taxable disposition of our Class A common stock will be subject to U.S. federal income tax in the same manner as U.S. trade or business income if we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of "—Sale, Exchange or Other Taxable Disposition of our Class A Common Stock"). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides.

Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or IRS Form W-8BEN-E or successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

        The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder's non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related financial intermediary"). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

        Pursuant to the Foreign Account Tax Compliance Act, or "FATCA," foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any "withholdable payments." For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale or other disposition of any equity or debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation until January 1, 2019 for gross proceeds from dispositions of U.S. common stock.

        Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2017, we have agreed to sell to the underwriters named below, for whom                        and                         are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

KKR Capital Markets LLC
Morgan Stanley & Co. LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

        The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

        We estimate that our out of pocket expenses for this offering will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses up to $            as set forth in the underwriting agreement.

        The representatives have informed us that they do not expect sales accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

        We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, a registration statement under the Securities Act relating to any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock (including Preferred Proppants Units), or publicly disclose the intention to make any offer, sale, pledge,

disposition or filing, without the prior written consent of                        and                         , for a period of 180 days after the date of this prospectus.

        Our officers and directors and the Principal Equityholders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock (including Preferred Proppants Units), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                        and                         for a period of 180 days after the date of this prospectus.

        The underwriters have reserved for sale at the initial public offering price up to                shares of the Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We will apply to list the shares of Class A common stock on the NYSE, under the symbol "PSND."

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and prospects for, the industry in which we compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development, results of operations and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

  Notice to Canadian Residents

  Resale Restrictions

        The distribution of our Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis, exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

  Representations of Canadian Purchasers

        By purchasing our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase our Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions,

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

  Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

  Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of our Class A common stock should consult their own legal and tax advisors with respect to the tax considerations of an investment in our Class A common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

  United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of common stock which is the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered, so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

  Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

  Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

CONFLICTS OF INTEREST

        Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter and affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a "conflict of interest" under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. KKR Capital Markets LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

 LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Latham & Watkins LLP, Houston, Texas, will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

        The financial statement as of March 25, 2017, of Preferred Sands, Inc. included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements as of December 31, 2016 and 2015, and for each of the two years in the period ended December 31, 2016, of Preferred Proppants Holdings, LLC and its subsidiaries included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The information appearing in this prospectus concerning estimates of our proven mineral reserves was derived from the report of John T. Boyd Company, independent mining engineers and geologists, and has been included herein on the authority of John T. Boyd Company as experts with respect to the matters covered by such report and in giving such report.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the Public Reference Room at the SEC's principal office, at 100 F Street, N.E., Washington, D.C. 20549.

        You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC's website address is www.sec.gov.

        After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the SEC's Public Reference Rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Preferred Sands, Inc.
Unaudited Condensed Financial Statements
Condensed Balance Sheets as of March 31, 2017 and March 25, 2017	F-2
Notes to Unaudited Condensed Balance Sheets	F-3
Preferred Proppants Holdings, LLC and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	F-4
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2017 and 2016	F-5
Condensed Consolidated Statements of Comprehensive (Loss) Income for the Three Months Ended March 31, 2017 and 2016	F-6
Condensed Consolidated Statements of Contingently Redeemable Equity, Members' Deficit, and Accumulated Other Comprehensive Loss for the Three Months Ended March 31, 2017	F-7
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2017 and 2016	F-8
Notes to Unaudited Condensed Consolidated Financial Statements	F-9 - F-33
Preferred Sands, Inc.
Financial Statements
Report of Independent Registered Public Accounting Firm	F-34
Balance Sheet as of March 25, 2017	F-35
Notes to Balance Sheet	F-36
Preferred Proppants Holdings, LLC and Subsidiaries
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-37
Consolidated Balance Sheets as of December 31, 2016 and 2015	F-38
Consolidated Statements of Operations for the Years Ended December 31, 2016 and 2015	F-39
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2016 and 2015	F-40
Consolidated Statements of Contingently Redeemable Equity, Members' Deficit, Accumulated Other Comprehensive Loss and Noncontrolling Interest for the Years Ended December 31, 2016 and 2015	F-41
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2015	F-42
Notes to Consolidated Financial Statements	F-43 - F-87

PREFERRED SANDS, INC.

BALANCE SHEETS

AS OF MARCH 31, 2017 AND MARCH 25, 2017 (UNAUDITED)

Assets
Cash	$100

Total Assets	$100

Commitments and contingencies
Stockholder's Equity
Common stock, par value $0.00001 per share, 1,000 shares authorized, 100 issued and outstanding	$—
Additional paid-in capital	100

Total Stockholder's Equity	$100

See notes to balance sheets

PREFERRED SANDS, INC.

NOTES TO BALANCE SHEET

AS OF MARCH 31, 2017 AND MARCH 25, 2017 (Unaudited)

1. Nature of Operations

        Preferred Sands, Inc. (the "Corporation") was formed as a Delaware corporation on March 7, 2017. Pursuant to a reorganization into a holding company structure, the Corporation intends to become a holding company and its sole asset is expected to be an equity interest in Preferred Proppants Holdings, LLC ("Preferred Holdings"). The Corporation expects to be the managing member of Preferred Holdings and will operate and control all of the business affairs of Preferred Holdings and, through Preferred Holdings and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation has not engaged in any business or other activities except in connection with its formation. Therefore, statements of income, changes in stockholder's equity and cash flows have not been presented.

Income Taxes

        The Corporation is treated as a subchapter C corporation and is subject to both federal and state income taxes. Preferred Holdings continues to be recognized as a partnership for federal and state income tax purposes.

3. Stockholder's Equity

        The Corporation is authorized to issue 1,000 shares of common stock, par value $0.00001 per share. The Corporation has issued 100 shares of common stock in exchange for $100, all of which were held by Preferred Holdings as of March 31, 2017.

4. Subsequent Events

        The Company evaluated subsequent events occurring through June 16, 2017, which is the date the accompanying financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in the accompanying financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 (Unaudited and in thousands, except for units)

	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash	$38,003	$71,071
Accounts receivable, net	36,034	23,928
Inventories, net	25,265	27,701
Prepaid expenses and other current assets	4,390	1,934

Total current assets	103,692	124,634
Property, plant and equipment, net	198,989	185,630
Intangible assets, net	10,516	10,736
Other long-term assets	3,349	2,120

Total assets	$316,546	$323,120

Liabilities and Deficit
Current liabilities:
Accounts payable	$13,426	$8,292
Accrued liabilities	30,332	23,838
Current portion of debt and capital lease obligations	5,362	4,759

Total current liabilities	49,120	36,889
Long-term portion of debt and capital lease obligations	705,659	529,037
Deferred taxes	101	101
Other long-term liabilities	11,348	11,530

Total liabilities	766,228	577,557

Commitments and contingencies (Note 12)
Contingently redeemable equity:
Class A—592 units authorized, issued and outstanding as of March 31, 2017 and December 31, 2016	9,221	8,945
Class B—8,812 units authorized, issued and outstanding as of March 31, 2017 and December 31, 2016	50,069	50,069

Total contingently redeemable equity	59,290	59,014
Members' deficit	(498,636)	(302,886)
Accumulated other comprehensive loss	(10,336)	(10,565)

Total deficit	(508,972)	(313,451)

Total liabilities, contingently redeemable equity and deficit	$316,546	$323,120

See notes to unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (Unaudited, in thousands)

	Three Months Ended March 31,
	2017	2016
Net sales	$59,814	$47,439

Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	49,721	48,907
Selling, general and administrative expenses	6,634	8,631
Depreciation, depletion and amortization	10,945	11,433
Impairment of long-lived assets	—	192
Other operating expenses, net	8,047	1,820

Total operating expenses	75,347	70,983

Loss from operations	(15,533)	(23,544)
Interest expense	(26,113)	(19,916)
Change in fair value of debt	(153,647)	82,419
Other expense, net	(101)	(1,443)

Total other (expenses) income	(179,861)	61,060

(Loss) income before income taxes	(195,394)	37,516

Income tax expense	(62)	(8)

Net (loss) income	(195,456)	37,508
Accretion of contingently redeemable equity	(276)	(248)
Net loss attributable to noncontrolling interest	—	105

Net (loss) income attributable to Preferred Proppants Holdings, LLC	$(195,732)	$37,365

See notes to unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (Unaudited, in thousands)

	Three Months Ended March 31,
	2017	2016
Net (loss) income attributable to Preferred Proppants Holdings, LLC	$(195,732)	$37,365
Other comprehensive income:
Foreign currency translation adjustment	229	1,956

Other comprehensive income	229	1,956

Comprehensive (loss) income	$(195,503)	$39,321

See notes to unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CONTINGENTLY REDEEMABLE EQUITY,
MEMBERS' DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 (Unaudited, in thousands)

	CONTINGENTLY REDEEMABLE EQUITY			CONSOLIDATED DEFICIT
	Class A	Class B	Total	Members' deficit	Accumulated other comprehensive loss	Total
Balance—December 31, 2016	$8,945	$50,069	$59,014	$(302,886)	$(10,565)	$(313,451)
Net loss	—	—	—	(195,456)	—	(195,456)
Accretion of contingently redeemable equity	276	—	276	(276)	—	(276)
Distributions	—	—	—	(18)	—	(18)
Other comprehensive income—foreign currency translation adjustment	—	—	—	—	229	229

Balance—March 31, 2017	$9,221	$50,069	$59,290	$(498,636)	$(10,336)	$(508,972)

See notes to unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Unaudited, in thousands)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Net (loss) income	$(195,456)	$37,508
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Provision for doubtful accounts	9	744
Impairment of inventory and spare parts	694	1,734
Depreciation, depletion and amortization	10,945	11,433
Impairment of long-lived assets	—	192
(Gain) loss on disposal of property, plant and equipment	(144)	448
Equity based compensation	—	6
Change in fair value of long-term debt	153,647	(82,419)
Paid-in-kind interest	23,375	13,777
Foreign currency transaction loss	191	1,482
Other non-cash loss	111	202
Changes in operating assets and liabilities:
Accounts receivable, net	(12,056)	1,975
Inventories	(2,015)	4,795
Prepaid expenses and other assets	(3,079)	2,605
Trade accounts payable	3,266	268
Accrued liabilities	5,974	3,781
Other liabilities	151	(15)

Net cash used in operating activities	(14,387)	(1,484)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	144	89
Purchase of intangible assets	(4)	(507)
Capital expenditures	(18,884)	(1,639)

Net cash used in investing activities	(18,744)	(2,057)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,386	173
Repayment of long-term debt and capital lease obligations	(1,213)	(2,164)
Repayments of line of credit	—	(9,500)
Member distributions	(18)	—

Net cash provided by (used in) financing activities	155	(11,491)

Effect of exchange rate changes	(92)	254

Net decrease in cash	(33,068)	(14,778)
Cash, beginning of period	71,071	42,928

Cash, end of period	$38,003	$28,150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (UNAUDITED, IN THOUSANDS)
Cash paid during the period for interest	$2,842	$6,176

Non-cash investing activities:
Acquisition of equipment under capital leases	29	—
Capital expenditures and intangibles financed through accounts payable and accrued liabilities	3,557	1,203

	$3,586	$1,203

Non-cash financing activities:
Accretion of contingently redeemable equity	$276	$248

See notes to unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

        Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

1. NATURE OF OPERATIONS AND ORGANIZATION

        Preferred Proppants Holdings, LLC ("Preferred Holdings" and, together with its subsidiaries, the "Company") is a Delaware Limited Liability Company and is the sole member of Preferred Proppants Intermediate Holdings, LLC ("Intermediate Holdings"). Intermediate Holdings is a holding company for its subsidiary, Preferred Proppants, LLC ("Preferred Proppants"). The Company is principally engaged in the excavation, processing and distribution of raw and coated frac sand which is used to enhance the recovery rates of hydrocarbons from oil and natural gas wells, and in the development of related innovative products, through its portfolio of sand and coating facilities and distribution network located in North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

        The accompanying unaudited interim condensed consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the same basis as the audited consolidated financial statements for the years ended December 31, 2016 and 2015 included elsewhere in this prospectus. In the opinion of management, these condensed consolidated financial statements include all adjustments of a normal recurring nature considered necessary to present fairly the Company's financial position as of March 31, 2017 and the results of its operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or any other future periods. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted under the SEC's rules and regulations. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2016 and 2015. The balance sheet data as of December 31, 2016 was derived from the Company's audited consolidated financial statements, included elsewhere in this registration statement.

Basis of Presentation and Principles of Consolidation

        The accompanying unaudited condensed consolidated financial statements include the accounts of Preferred Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

        The preparation of the Company's condensed consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of allowance for doubtful accounts,

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

inventories, asset retirement obligations, recoverable minerals, asset impairment (including other long-lived assets), fair value of debt, valuation of the deferred tax assets, unit-based compensation, contingencies and contingently redeemable equity (see Note 9). Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. The Company's estimates are often based on complex judgments, probabilities and assumptions that it believes to be reasonable, but that are inherently uncertain and unpredictable.

        The Company regularly evaluates its estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, the Company's estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. The Company adjusts its estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in the condensed consolidated financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. The Company is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in competition, industry and market conditions, litigation, legislation, and regulations.

Foreign Currency

        The Company has two foreign operating subsidiaries, Preferred Sands of Canada, ULC and Preferred Resin of Canada, ULC (collectively, the "Canadian Subsidiaries"), whose functional currency is the Canadian dollar. During consolidation, the income statement and cash flow statement of the Canadian Subsidiaries are translated into U.S. dollars at the average daily exchange rate for the reporting period. The balance sheet is translated using the exchange rate prevailing at the date of the balance sheet. The aggregate effect of translation adjustments is recorded as accumulated other comprehensive loss of $10.3 million and $10.6 million in the accompanying condensed consolidated balance sheets as of March 31, 2017 and December 31, 2016, respectively. Transaction losses of $0.2 million and $1.5 million were recognized for the three months ended March 31, 2017 and 2016, respectively, and are included in other expense, net in the accompanying condensed consolidated statements of operations. The effect of foreign currency translation of $0.2 million and $2.0 million is recorded as other comprehensive income for the three months ended March 31, 2017 and 2016, respectively, and is included in the accompanying condensed consolidated statements of comprehensive (loss) income.

Recently Adopted Accounting Pronouncements

        In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. This update simplifies the embedded derivative analysis for debt instruments, or hybrid financial instruments that are determined to have a debt host, containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

credit risks. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2016. The Company adopted this ASU on January 1, 2017, and its adoption did not have an impact on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update changes how companies account for certain aspects of share-based payments to employees, by requiring entities to recognize the income tax effects of awards in the income statement when the awards vest or are settled. The guidance also eliminates the requirement that excess tax benefits be realized (through a reduction in income taxes payable) before they can be recognized. It requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, the guidance allows an employer to repurchase more of an employee's shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The Company adopted this ASU on January 1, 2017, and its adoption did not have a material impact on the consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires entities to measure inventory at the lower of cost or net realizable value. Under current guidance, net realizable value is one of several calculations an entity needs to make in order to measure inventory at the lower of cost or market. The Company adopted this ASU on January 1, 2017, and its adoption did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The update amends the guidance in ASC 230, which is principles-based and often requires judgment to determine the appropriate classification of cash flows as operating, investing or financing activities. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017, and requires retrospective application. Early adoption is permitted as of the beginning of an annual period. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which may change how entities classify certain cash receipts and cash payments on the statement of cash flows. The new guidance addresses certain issues where diversity in practice was identified. The update amends the guidance in ASC 230, which is principles-based and often requires judgment to determine the appropriate classification of cash flows as operating, investing or financing activities. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017, and requires retrospective application, unless it is impracticable to do so. Early adoption is permitted.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to put most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current accounting practice. The guidance also eliminates current real estate-specific provisions for all entities. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The update is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2018. Full retrospective application is prohibited; however, entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Early adoption is permitted. The Company is in the process of evaluating the new guidance and has not determined the impact of this standard on the consolidated financial statements or the method of adoption.

        In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance requires entities to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities that are not public business entities will no longer have to disclose the fair value of financial instruments measured at amortized cost. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted for certain provisions. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued six additional ASUs, including ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, in December 2016, amending the guidance and the effective dates of the amendments. This ASU is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. The Company has not yet completed its final review of the impact of this new guidance. To complete its assessment of the impact of the standard to its financial statements, the Company continues to assess all implications of this standard, method of adoption and related financial disclosures. Additionally, the Company continues to monitor modifications, clarifications and interpretations issued by the FASB that may impact its assessment.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

3. ACCOUNTS RECEIVABLE

        Accounts receivable consists primarily of trade accounts receivable. The Company extends credit, on a non-collateralized basis, to customers in the normal course of business and maintains an allowance for doubtful accounts resulting from the inability or unwillingness of customers to make required payments. The Company determines the allowance for doubtful accounts by evaluating the receivables of individual customers and considering their financial condition and credit history, as well as current economic conditions. The Company prepares an analysis of its ability to collect outstanding receivables and applies the specific identification method in determining the need for a reserve. Accounts are written off only when all methods of recovery have been exhausted.

        Changes in the allowance for doubtful accounts for the three months ended March 31, 2017:

Balance at January 1, 2017	$1,001
Provision for doubtful accounts	9
Balances written off during the period	(24)
Effect of foreign currency translation	—

Balance at March 31, 2017	$986

4. INVENTORIES

        Inventories consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Raw materials	$2,269	$2,395
Work in process	3,942	7,221
Finished goods	15,490	14,270
Spare parts	3,564	3,815

Inventories, net	$25,265	$27,701

        The Company's Sand and Coated Technology segments recorded inventory impairment charges of $0.5 million and $0.2 million, respectively, for the three months ended March 31, 2017 and $0.7 million and $1.0 million, respectively, for the three months ended March 31, 2016. These charges are related to changes in pricing levels, excess inventory, and obsolescence and are included in cost of goods sold in the accompanying condensed consolidated statements of operations.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

5. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Plant and equipment	$239,366	$236,942
Mineral reserves*	41,913	41,913
Land and leasehold improvements	23,292	20,217
Construction in progress	27,664	13,626
Asset retirement costs	3,214	3,213
Furniture and fixtures	584	584

	336,033	316,495
Less accumulated depreciation and depletion	(137,044)	(130,865)

Property, plant and equipment, net	$198,989	$185,630

*
Depletion is based on units-of-production method.

        Depreciation and depletion expense related to property, plant and equipment was $10.7 million for the three months ended March 31, 2017 and 2016, respectively. During the first quarter of fiscal year 2017, the Company identified and corrected a cumulative prior period error that originated in fiscal year 2011 whereby depletion expense was understated and inventories were overstated. The cumulative prior period error was a result of incorrectly capitalizing depletion of the Company's mineral reserves to raw material and work in process inventories. The out-of-period correction resulted in an increase in depletion expense of $1.4 million for the three-month period ended March 31, 2017, of which $0.4 million and $0.3 million related to fiscal years 2016 and 2015, respectively, and $0.7 million related to fiscal years prior to 2015. In addition, the out-of-period correction resulted in a decrease in raw materials and work in process inventories of $0.4 million and $1.0 million, respectively, as of March 31, 2017, of which $0.4 million and $1.0 million related to raw materials and work in process inventories, respectively, as of December 31, 2016, $0.4 million and $0.6 million related to raw materials and work in process inventories, respectively, as of December 31, 2015, and $0.3 million and $0.4 million related to raw materials and work in process inventories, respectively, for fiscal years prior to 2015.

        In January 2017, the Company acquired land in Atascosa County, Texas for $3.1 million. Correspondingly, in February 2017, the Company executed a construction contract with a vendor to build a new raw frac sand processing and storage facility on the land and incurred $11.2 million as of March 31, 2017, which is included in construction in progress.

        The aggregate cost of the property, plant and equipment acquired under capital leases as of March 31, 2017 and December 31, 2016 was $0.7 million and $0.8 million, respectively, reduced by $0.4 million of accumulated depreciation.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

5. PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairments

        During the three months ended March 31, 2016, the Company abandoned its plan to complete certain commenced construction projects and recorded an asset impairment charge of $0.2 million related to the Company's Sand segment, which is included in impairment of long-lived assets in the accompanying condensed consolidated statements of operations.

6. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Legal and professional fees	$7,302	$793
Deferred revenue	5,865	5,865
Transportation and other logistics costs	4,391	5,532
Plant and other operating costs	3,570	3,410
Employee related expenses	2,915	2,775
Accrued interest	2,898	2,874
Construction in progress	1,719	1,401
Other accrued expenses	1,672	1,188

Total accrued expenses	$30,332	$23,838

        As of March 31, 2017 and December 31, 2016, deferred revenue primarily includes advance payments and deposits to the Company from two customers to be applied to future purchases of sand at rates ranging from $10.00 to $10.91 per ton of delivered sand and is noninterest bearing. Current deferred revenue balances outstanding were $5.9 million as of March 31, 2017 and December 31, 2016. Long term deferred revenue balances outstanding were $4.1 million and $4.4 million as of March 31, 2017 and December 31, 2016, respectively (see Note 8). Other accrued expenses consist of accrued legal settlements, taxes, royalties, and other items.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS

        The following were the amounts outstanding under debt and capital lease agreements as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
First Lien Term Loan at fair value	$418,745	$377,652
Second Lien Notes at fair value	287,631	152,016

Total debt at fair value	706,376	529,668
Term notes	4,239	3,711
Capital lease obligations	406	417

Total debt and capital lease obligations	711,021	533,796
Less current portion of debt and capital lease obligations ($2,379 and $1,819 at fair value as of March 31, 2017 and December, 31 2016, respectively)	(5,362)	(4,759)

Long-term portion of debt and capital lease obligations ($703,997 and $527,849 at fair value as of March 31, 2017 and December 31, 2016, respectively)	$705,659	$529,037

As of March 31, 2017 and December 31, 2016, the outstanding principal balances for debt carried at fair value are as follows:

	March 31, 2017	December 31, 2016
First Lien Term Loan	$435,720	$428,623
Second Lien Notes	441,642	425,679

Total debt	$877,362	$854,302

        Principal maturity requirements of debt and capital lease obligations are as follows:

	Debt	Capital Leases	Total
Remaining in 2017	$3,810	$145	$3,955
2018	4,776	155	4,931
2019	4,091	89	4,180
2020	584,552	44	584,596
2021	284,372	—	284,372

Total debt and capital lease payments	881,601	433	882,034
Less amount representing interest (at rates from 3.99% to 5.20%)	—	(27)	(27)

Total debt and capital lease obligations outstanding	881,601	406	882,007
Less cumulative change in fair value of debt	(170,986)	—	(170,986)

Total debt and capital lease obligations	$710,615	$406	$711,021

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        For the three months ended March 31, 2017 and 2016, interest expense on capital leases was less than $0.1 million.

        The Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility on July 31, 2014 (see Note 11 for further discussion of this election).

First Lien Term Loan

        On July 31, 2014, Intermediate Holdings, Preferred Proppants and certain subsidiaries of Preferred Proppants (collectively with Intermediate Holdings, the "Guarantors") entered into a $350.0 million first lien term loan under an Amended and Restated Term Loan Credit Agreement (the "First Lien Term Loan"). The First Lien Term Loan was initially amended as of August 15, 2014 to include a change in the interest rate as a result of syndication. The First Lien Term Loan has an original issue discount of 1.0% and matures in July 2020.

        On September 29, 2016, the First Lien Term Loan was amended further to principally allow for an incremental term loan borrowing of $75.0 million, which was funded on October 3, 2016, and to change interest rates, debt service obligations and priority among the First Lien Term Loan lenders. The amendment created tranches within the First Lien Term Loan to delineate terms as follows:

  B-1 Term Loan

        The B-1 Term Loan carried an outstanding principal balance of $122.7 million and $123.0 million as of March 31, 2017 and December 31, 2016, respectively. Interest accrues at either (at Preferred Proppants' option) LIBOR plus 5.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (with a base rate floor of 2.0%), and is payable quarterly. As of March 31, 2017, the interest rate was 6.75%. The B-1 Term Loan requires quarterly principal payments of $0.3 million.

  B-2 Term Loan

        The B-2 Term Loan carried an outstanding principal balance of $232.4 million and $227.9 million as of March 31, 2017 and December 31, 2016, respectively. Interest accrues at either (at Preferred Proppants' option) LIBOR plus 7.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 6.75% (with a base rate floor of 2.0%), and is payable quarterly. As of March 31, 2017, the interest rate was 8.75%. Preferred Proppants may elect to defer interest as paid-in-kind on the fixed spread of 7.75% or 6.75% through September 30, 2017. Thereafter, Preferred Proppants will defer interest of 2.0% as paid-in-kind through maturity. For the three months ended March 31, 2017, Preferred Proppants capitalized non-cash paid-in-kind interest expense of $4.5 million into the principal amount of the B-2 Term Loan, which is reflected in interest expense in the accompanying condensed consolidated statements of operations. The B-2 Term Loan has an amortization holiday through September 30, 2017 with quarterly principal payments of $0.6 million being required thereafter. The B-2 Term Loan is pari-passu with the B-1 Term Loan.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

  B-4 Term Loan

        The B-4 Term Loan represents $37.5 million of the $75.0 million incremental borrowing and carried an outstanding principal balance of $40.3 million and $38.9 million as of March 31, 2017 and December 31, 2016, respectively. Interest on the B-4 Term Loan accrues at 15% and is paid-in-kind through maturity. The initial borrowing and 6.75% of the fixed interest rate (the "B-4 Senior Interest") are pari-passu with the B-1 and B-2 Term Loans. The remaining 8.25% of the fixed interest rate (the "B-4 Junior Interest") is subordinate to B-1, B-2 and B-4 Term Loans and the B-4 Senior Interest and is senior to the B-5 Term Loan. For the three months ended March 31, 2017, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $1.5 million into the principal amount of the B-4 Term Loan, which is reflected in interest expense in the accompanying condensed consolidated statements of operations. No amortization payments are required on the B-4 Term Loan.

  B-5 Term Loan

        The B-5 Term Loan represents $37.5 million of the $75.0 million incremental borrowing and carried an outstanding principal balance of $40.3 million and $38.9 million as of March 31, 2017 and December 31, 2016, respectively. Interest on the B-5 Term Loan accrues at 15% and is paid-in-kind through maturity. For the three months ended March 31, 2017, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $1.5 million into the principal amount of the B-5 Term Loan, which is reflected in interest expense in the accompanying condensed consolidated statements of operations. No amortization payments are required on the B-5 Term Loan.

        Prior to the amendment on September 29, 2016, interest accrued at either (at Preferred Proppants' option) LIBOR plus 5.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (with a base rate floor of 2.0%), and was payable quarterly. Quarterly principal payments of $0.9 million were required.

        The First Lien Term Loan requires certain other mandatory payments based on excess cash flow or proceeds from asset sales. Preferred Proppants may voluntarily prepay principal amounts outstanding or reduce commitments under the First Lien Term Loan at any time upon proper notice and subject to certain limitations as to minimum amounts of prepayments.

        The First Lien Term Loan requires that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature which Preferred Proppants complied with as of March 31, 2017 and December 31, 2016. The First Lien Term Loan restricts Preferred Proppants from paying dividends to Intermediate Holdings, and generally restricts Intermediate Holdings from repurchasing its common stock, unless in each case no default shall have occurred and Preferred Proppants has satisfied certain conditions. Further, the First Lien Term Loan restricts or limits, among other things, subject to certain exceptions, the ability of Preferred Proppants and its subsidiaries to: (i) incur indebtedness, (ii) enter into mergers and acquisitions and asset sales, and (iii) incur or create liens. The First Lien Term Loan contains various representations and warranties and may be terminated upon occurrence of certain events of default. The First Lien Term Loan also contains cross default provisions tied to the terms of any debt with a principal balance over $10.0 million (which includes the Second Lien Term Loan and ABL Facility).

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        The First Lien Term Loan is secured, subject to certain priorities and limitations in the various agreements, by perfected security interests in substantially all of the assets of Preferred Proppants and guaranteed by the Guarantors, pursuant to an Agreement of Guaranty and Suretyship dated as of July 31, 2014 (the "First Lien Term Loan Guaranty Agreement") and Security Agreement dated as of July 31, 2014 ("Security Agreement"). The Guarantors' pledged assets include, among other things, accounts receivable, equipment, inventory, and certain other tangible and intangible assets. Also, the First Lien Term Loan is secured by a pledge of interests in all of the stock and other equity interests owned by the Guarantors (excluding certain property defined in the Security Agreement).

Second Lien Notes

        On July 31, 2014, Preferred Proppants issued second lien floating rate notes in the amount of $300.0 million under an Indenture (the "Second Lien Notes") with Intermediate Holdings and its subsidiaries as guarantors (the "Second Lien Guarantors). The Second Lien Notes bear interest at three-month LIBOR plus 14.0% (with a LIBOR floor of 1.0%; 15.14% as of March 31, 2017 and 15.0% as of December 31, 2016), payable quarterly, and matures in July 2021. The Second Lien Notes have an original issue discount of 2.5%. There are no scheduled mandatory principal payments required. Preferred Proppants may elect to defer interest as paid-in-kind. For the three months ended March 31, 2017 and 2016, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $15.9 million and $13.8 million, respectively, into the principal amount of the Second Lien Notes, which is reflected in interest expense in the accompanying condensed consolidated statements of operations.

        After the fifth anniversary of the issue date, but not before July 30, 2020, Preferred Proppants shall make cash payments of the accrued original issue discount on the Second Lien Notes (including interest accrued since the issue date that was capitalized and added to the principal amount of the Second Lien Notes) at such times and in such amounts as is necessary so that the Second Lien Notes will not have "significant original issue discount" and thus not be treated as "applicable high yield discount obligations" within the meaning of Section 163(i) of the Internal Revenue Code.

        Under the Second Lien Notes and the Intercreditor Agreement dated as of July 31, 2014 ("Intercreditor Agreement"), cash flows of Preferred Proppants must be used, (i) first, to reduce the outstanding amount of the First Lien Term Loan to zero and (ii) second, to reduce the outstanding amount of the Second Lien Notes to zero. Subject to certain conditions in the Second Lien Notes, the balance of the Second Lien Notes can, or will, be reduced by proceeds from asset sales of Preferred Proppants. Voluntary payments under the Second Lien Notes otherwise will be subject to call premiums that step down to zero over a four-year period.

        The Second Lien Notes are fully and unconditionally guaranteed on a joint and several basis by the Second Lien Guarantors, pursuant to a Security Agreement dated as of July 31, 2014 (the "Second Lien Security Agreement").

        Under the Second Lien Security Agreement and a Pledge Agreement dated July 31, 2014 ("Second Lien Pledge Agreement"), the Second Lien Guarantors have granted a second priority security interest, subject to certain priorities and limitations in the various agreements, on substantially all of their tangible and intangible assets, including the stock and other equity interests owned by the Second Lien Guarantors.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        The Second Lien Notes require that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature, including the negative covenants under the First Lien Term Loan described above, all of which Preferred Proppants complied with as of March 31, 2017 and December 31, 2016. The Second Lien Notes contain various representations and warranties and may be terminated upon occurrence of certain events of default. The Second Lien Notes also contain cross default provisions tied to the terms of any debt with a principal balance over $11.0 million (which includes the First Lien Term Loan and ABL Facility).

        In connection with the Second Lien Notes, Preferred Holdings issued Class A Units and Class B Units of its equity stock to affiliates of the Second Lien Notes lenders. At the time of issuance, the amount of Class A Units issued represented 37% of the outstanding Class A Units, and the amount of Class B Units issued represented 40% of the outstanding Class B Units of Preferred Holdings (see Note 9 for further discussion).

ABL Facility

        On July 31, 2014, Preferred Proppants, Intermediate Holdings and certain subsidiaries of Preferred Proppants (collectively, the "ABL Guarantors") entered into a revolving credit facility under an Amended and Restated ABL Credit Agreement (the "ABL Facility") with a maximum borrowing capacity of $30.0 million. The ABL Facility was amended and restated as of September 8, 2014 to increase the maximum borrowing capacity to $50.0 million. The ABL Facility has a revolving maturity date of July 31, 2019.

        The borrowing capacity under the ABL Facility is determined by Preferred Proppants' Eligible Receivables and Eligible Inventory (as defined). As of March 31, 2017 and December 31, 2016, Preferred Proppants had borrowing capacity of $32.5 million and $31.0 million, respectively, of which $0 was drawn. The ABL Facility also provides for issuances of standby letters of credit that, upon issuance, limit the amount of borrowing under the ABL Facility. The outstanding letters of credit that reduced the borrowing capacity of the ABL Facility totaled $7.3 million and $6.2 million as of March 31, 2017 and December 31, 2016, respectively. Interest on the ABL Facility, when used, accrues at either (at Preferred Proppants' option) LIBOR plus 2.5% to 3.0% (based on the undrawn availability of the ABL Facility), or at a rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 1.5% to 2.0% (based on the undrawn availability of the ABL Facility) and is payable quarterly.

        Under the ABL Facility and the Intercreditor Agreements, the ABL Facility has a first priority lien on certain current assets of Preferred Proppants, including cash (except for proceeds related to First Lien Term Loan priority collateral) accounts receivable and inventories. Preferred Proppants may voluntarily prepay principal amounts outstanding, or reduce commitments under the ABL Facility, at any time, without premium or penalty, upon proper notice, and subject to certain limitations as to minimum prepayment amounts.

        The ABL Facility is fully and unconditionally guaranteed on a joint and several basis by the ABL Guarantors pursuant to an ABL Security Agreement dated as of July 31, 2014 (the "ABL Security Agreement").

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        Under the ABL Security Agreement and an ABL Pledge Agreement dated July 31, 2014 (the "ABL Pledge Agreement"), the ABL Guarantors have granted a priority security interest, subject to certain priorities and limitations in the various agreements, on substantially all of their tangible and intangible assets, including the stock and other equity interests owned by the ABL Guarantors.

        The ABL Facility requires that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature, including the covenants under the First Lien Term Loan and Second Lien Term Loan described above, all of which Preferred Proppants complied with as of March 31, 2017 and December 31, 2016. The ABL Facility contains various representations and warranties and may be terminated upon occurrence of certain events of default. The ABL Facility also contains cross default provisions tied to the terms of any debt with a principal balance over $10.0 million (which includes the First Lien Term Loan and Second Lien Notes).

Term Notes

        Term notes are payable in monthly installments of principal and interest ranging from $1.0 thousand to $0.1 million at interest rates from 5.2% to 8.0% per annum. The term notes mature from July 2017 through July 2020 and are collateralized by equipment. The balances outstanding as of March 31, 2017 and December 31, 2016 were $4.2 million and $3.7 million, respectively.

8. OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Deferred revenue	$4,136	$4,402
Asset retirement obligations	6,244	6,124
Other	968	1,004

Total other long-term liabilities	$11,348	$11,530

9. CONTINGENTLY REDEEMABLE EQUITY

        The Company accounts for its KKR Credit Advisors (US) LLC (f/k/a KKR Asset Management LLC) and KKR Permitted Transferees, as defined in the Company's Operating Agreement, ("KAM") Class A and KAM Class B equity (collectively, "Contingently Redeemable Equity Interests") under the provisions of Accounting Series Release 268, SEC Comments and Interpretations ("ASR 268"), ASC 505—Equity, ASC 480—Distinguishing Liabilities from Equity and ASC 815—Derivatives and Hedging. The Company classified the Contingently Redeemable Equity Interests outside of the Members' Deficit as required by ASC 480-10-S99-3A and ASR 268, since the equity interests possessed a liquidation feature that could trigger a distribution of cash or assets not solely within the Company's control. Accordingly, these equity interests, along with the embedded conversion features, are part of temporary equity in the Company's condensed consolidated balance sheets.

        The Company determined that the Contingently Redeemable Equity Interests, while not currently redeemable, are probable of being redeemed, as their redemption is based on the passage of time. In

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

9. CONTINGENTLY REDEEMABLE EQUITY (Continued)

accordance with the Company's Operating Agreement as amended, from and after the sixth anniversary of the KAM investment date, July 31, 2014, the KAM Class A and KAM Class B majority holders shall have the right to cause the Company to repurchase the KAM Class A and or KAM Class B equity. Therefore, the redemption value is reported in accordance with the ASR 268, which states the redemption amount should be reported as the maximum redemption amount at the balance sheet date, including any dividends accrued that would be payable as of that date.

        KAM Class A members are entitled to an annual cumulative preference rate of 12.5% of unreturned capital. Any capital and preferred return payments are to be paid from any Distributable Cash or Net Capital Proceeds as defined in the Company's Operating Agreement. At its option, the Company can repurchase the Class A Units. Class A members have various other rights including, but not limited to, approval of leverage, approval of company sale, transferability and indemnification. Upon a distribution, holders of Class A Units are entitled to receive distributions up to specified preference amounts before any distributions are made to holders of Class B Units and Class B Incentive Units.

        KAM Class B members have multiple rights, including, but not limited to the following: (1) if they collectively hold at least 50% of the Class B Units, they are entitled to designate three board members (or one less than 50% of the full board, i.e. 3/7), (2) if KAM members hold at least one-third (33.3%) but less than 50% of the Class B Units, they are entitled to designate two board members, and (3) if KAM members hold at least 20% but less than one-third (33.3%) of the Class B Units, they are entitled to designate one board member. KAM Class B members also have the right, after six years from issuance, to put back units to the Company and receive the fair market value of the Class B Units.

        On July 31, 2014, the original carrying value of the KAM Class A and KAM Class B equity was $7.0 million and $50.1 million, respectively. As disclosed in Note 7, the KAM Class A and KAM Class B equity was issued in connection with the issuance of the Second Lien Notes. At the time of issuance, the amount of KAM Class A Units issued represented 37% of the outstanding Class A Units, and the amount of KAM Class B Units issued represented 40% of the outstanding Class B Units of Preferred Holdings. In order to determine the initial carrying value of the KAM Class A and KAM Class B equity, the proceeds from the Second Lien Notes were first allocated to the Second Lien Notes based on its fair value with any residual proceeds being allocated between the KAM Class A and KAM Class B equity based on a relative fair value methodology. The Company elected to recognize changes in the redemption value immediately as they occur, which requires an adjustment to the carrying amount of the instrument equal to the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the KAM Class A and KAM Class B equity. In accordance with ASC 480, decreases in the carrying amount are recognized only to the extent that increases to the amount initially recognized in temporary equity were previously recorded. That is, the carrying amount of redeemable securities should not be lower than the initial carrying amount recognized.

        For the three months ended March 31, 2017 and 2016, the redemption value for KAM Class A accreted $0.3 million and $0.2 million, respectively, in association with the 12.5% preference rate. The KAM Class A redemption values included on the Company's condensed consolidated balance sheets

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

9. CONTINGENTLY REDEEMABLE EQUITY (Continued)

are $9.2 million and $8.9 million as of March 31, 2017 and December 31, 2016, respectively. The KAM Class B redemption value included on the Company's condensed consolidated balance sheets is $50.1 million as of March 31, 2017 and December 31, 2016. The redemption values as of March 31, 2017 and December 31, 2016 represent the maximum redemption values plus distributions payable. If the KAM Class B equity interests were redeemed effective March 31, 2017 and December 31, 2016, the fair value of the redemption obligation would be $28.2 million and $21.8 million, respectively. The fair value of the KAM Class B equity was determined by applying its pro rata ownership percentage of approximately of 38% to the fair value of total equity as of each year end. The fair value of equity was determined using an option pricing model. Use of this valuation methodology requires that the Company make assumptions as to the expected volatility, the expected term, and the risk free interest. As of March 31, 2017, the fair value of equity was calculated based on a weighted average of two calculations considering potential capital transactions, one assuming an approximate three month term and the other assuming a 3.3 year term. The expected volatilities used in the analysis were 65% and 80% and the risk free interest rates were 0.69% and 0.92% in the three-month and 3.3 year analysis, respectively. As of December 31, 2016, the fair value of equity was calculated with an expected volatility of 80%, an expected term of 3.6 years, and a 0.77% risk free rate. As of March 31, 2017 and December 31, 2016, there were 592 and 8,812 of KAM Class A and KAM Class B units outstanding, respectively.

10. MEMBERS' DEFICIT

        The Company is a limited liability company and is treated as a partnership for U.S. tax purposes. As of March 31, 2017 and December 31, 2016, the Company had two equity classifications, non-voting Class A Units and Class B Units.

Class A Units

        Class A members are entitled to an annual cumulative preference rate of 12.5% of unreturned capital. Any capital and preferred return payments are to be paid from any Distributable Cash or Net Capital Proceeds as defined in the Company's Operating Agreement. At its option, the Company can repurchase the Class A Units. Class A members have various other rights including, but not limited to, approval of leverage, approval of company sale, transferability and indemnification. Upon a distribution, holders of Class A Units are entitled to receive distributions up to specified preference amounts before any distributions are made to holders of Class B Units and Class B Incentive Units.

        Non-KAM Class A units outstanding as of March 31, 2017 and December 31, 2016 were 1,008. No units were issued and no distributions were made during the three months ended March 31, 2017 to Class A members.

Class B Units

        Class B members are entitled to Cash Distributions and Net Capital Proceeds as defined in the LLC Agreement after Class A members are paid in full as described above.

        Non-KAM Class B units outstanding as of March 31, 2017 and December 31, 2016 were 12,557. No units were issued during the three months ended March 31, 2017 to Class B members. During the three months ended March 31, 2017, $18 thousand was distributed to Class B members.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

11. FAIR VALUE ACCOUNTING

Fair Value Option

        GAAP permits the measurement of selected eligible financial instruments at fair value. Under the fair value accounting guidance, an entity has the irrevocable option to elect, on an instrument-by-instrument basis, to measure certain financial assets and liabilities at fair value at inception of the instrument and thereafter, with any changes in fair value recorded in current period earnings.

        On July 31, 2014, the Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility, which were amended on September 29, 2016 (refer to Note 7). Electing the fair value option allowed the Company to eliminate the burden of complying with the requirements for derivative accounting. Since the First Lien Term Loan, Second Lien Notes and ABL Facility for which the Company elected the fair value option were priced using unobservable market data in the institutional markets, they are classified as Level 3 of the fair value hierarchy.

Fair Value Measurement

        GAAP establishes a hierarchy to measure financial instruments at fair value which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect the Company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The hierarchy defines three levels of inputs that may be used to measure fair value:

  Level 1—Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

  Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

  Level 3—Unobservable inputs that reflect the entity's own assumptions about the assumptions market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

        The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the three months ended March 31, 2017 and 2016.

Other Financial Instruments

        The Company considers cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, customer deposits, term notes, and capital lease obligations to be financial instruments. The estimated fair values of these instruments approximate their carrying amounts.

Assets Measured at Fair Value on a Non-Recurring Basis

        The table below presents the Company's long-lived assets evaluated for impairment and measured at fair value on a non-recurring basis for the three months ended March 31, 2016, all of which are level 3 in the fair value hierarchy. As of March 31, 2017, there were no long-lived assets measured for

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

11. FAIR VALUE ACCOUNTING (Continued)

impairment. There were no non-recurring fair value measurements during the three months ended March 31, 2017.

		Fair Value Measurement at Reporting Date Using
	Carrying Value Prior to Impairment Loss	Significant Unobservable Inputs (Level 3)	Impairment Loss
Three Months Ended March 31, 2016
Abandonment of construction projects	$192	$—	$192

Total	$192	$—	$192

        Management estimates the fair value of the Company's long-lived assets in connection with reviewing these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, using estimates, assumptions, and judgments regarding such events or circumstances.

Liabilities Measured at Fair Value on a Recurring Basis

        The table below presents the Company's liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2016, aggregated by level in the fair value hierarchy within which those estimates fall.

Fair Value Measurement at Reporting Date Using Significant Unobservable Inputs (Level 3)
As of March 31, 2017
First Lien Term Loan and Second Lien Notes	$706,376

Total	$706,376

As of December 31, 2016
First Lien Term Loan and Second Lien Notes	$529,668

Total	$529,668

        The following table summarizes the changes in liabilities measured at fair value for which the Company has used Level 3 inputs to determine fair value and details the gain (loss) for the three

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

11. FAIR VALUE ACCOUNTING (Continued)

months ended March 31, 2017 and 2016. There were no transfers in or out of Level 3 liabilities during the three months ended March 31, 2017 and 2016.

	Level 3 Liabilities at Fair Value
	First Lien Term Loan	Second Lien Notes	ABL Facility	Other Liabilities	Total Liabilities at Fair Value
Balance, January 1, 2017	$377,652	$152,016	$—	$—	$529,668
Principal payments	(314)	—	—	—	(314)
Paid-in-kind interest	7,412	15,963	—	—	23,375
Change in fair value	33,995	119,652	—	—	153,647

Balance, March 31, 2017	$418,745	$287,631	$—	$—	$706,376

Balance, January 1, 2016	$187,567	$57,615	$23,022	$590	$268,794
Principal payments	(875)	—	(9,500)	—	(10,375)
Paid-in-kind interest	—	13,777	—	—	13,777
Settlements, net	—	—	—	(590)	(590)
Change in fair value	(40,043)	(42,913)	537	—	(82,419)

Balance March 31, 2016	$146,649	$28,479	$14,059	$—	$189,187

        Qualitative information regarding the significant unobservable inputs used in fair value measurements for Level 3 financial instruments is as follows:

As of March 31, 2017
	Method	Inputs
First Lien Term Loan	Income and Market Approaches	External market comparables; management assumptions regarding market trends or other relevant factors; shadow-rating discount rate of 10.0% to 20.1%.
Second Lien Notes	Market Approach and Option Pricing Model	External market comparables; periods of 3 months and 3.3 years, risk-free interest rates of 0.69% and 0.92% and expected volatilities of 65% and 80%.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

11. FAIR VALUE ACCOUNTING (Continued)

As of December 31, 2016
	Method	Inputs
First Lien Term Loan	Income and Market Approaches	External market comparables; management assumptions regarding market trends or other relevant factors; shadow-rating discount rate of 11.4% to 21.6%.
Second Lien Notes	Market Approach and Option Pricing Model	External market comparables; period of 3.6 years, risk-free interest rate of 0.77% and expected volatility of 80%.

        As of March 31, 2017, the fair values of the First Lien Term Loan and Second Lien Notes consider the probabilities of potential capital transactions in conjunction with both an expected takeout scenario within three months and stated maturity.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases and Royalty Agreements

        Future minimum lease payments for non-cancelable equipment, other lease agreements, and royalty agreements with a term greater than one year are as follows as of March 31, 2017:

	Rail Cars	Other Leases	Royalty Commitments
Remainder of 2017	$7,788	$1,136	$226
2018	9,034	1,635	245
2019	6,442	1,230	245
2020	4,766	1,181	135
2021	2,641	623	135
Thereafter	646	5,322	2,354

Total	$31,317	$11,127	$3,340

        Total lease expense for railcar equipment was approximately $2.0 million and $3.7 million for the three months ended March 31, 2017 and 2016, respectively, and is recorded within cost of goods sold in the accompanying condensed consolidated statements of operations.

        Other leases include minimum lease payments related to utilities, transloading, and other transportation agreements, as well as office equipment and terminal facilities, all in connection with the Company's daily operations. Total other lease expense was approximately $0.7 million and $0.8 million for the three months ended March 31, 2017 and 2016, respectively.

        The Company maintains certain royalty agreements related to the extraction of sand in Arizona, Nebraska, and Wisconsin, of which several agreements require minimum payments if minimum volumes are not extracted on an annual basis. The actual amounts paid will differ based on the volume of extracted sand. Royalty expense was approximately $0.3 million and $0.1 million for the three months

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (Continued)

ended March 31, 2017 and 2016, respectively, and is included in cost of goods sold in the accompanying condensed consolidated statements of operations.

Employment Agreements

        Certain of the Company's executives are parties to employment agreements that provide compensation and other benefits. The agreements also provide for severance payments under certain circumstances. Additionally, the Company provides for severance payments in certain termination agreements with other employees in the normal course of business. The Company incurred $0.2 million in severance obligations for the three months ended March 31, 2017 and 2016, which are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. As of March 31, 2017, $0.1 million in unpaid severance obligations were outstanding.

Other Agreements

        The Company participates in mining agreements with the Wisconsin municipalities of Cooks Valley and Auburn that contain property value guarantees for certain property owners in proximity to each mine which expire in 2017 and 2029, respectively. The guarantees cover any loss of property value due to mining operations and are based on the tax-assessed or appraised fair market value of each property plus a mark-up based on when the property is listed for sale. The guarantees are variable in nature; however, the Company has estimated the maximum obligation to be $9.5 million, at inception, to the extent all the properties were listed for sale. In certain cases, the terms of the guarantee may require the Company to purchase the property if the property owner is unable to consummate a sale to a third party, which could be used by the Company to recover all or a portion of the amounts paid under the guarantee. In January 2016, the Company terminated its Auburn mining agreement, which cancelled the guarantees for related properties not listed for sale. In aggregate, the Company has made payments to property owners of $0.5 million in settlement of five guarantees as of March 31, 2017. As of March 31, 2017 and December 31, 2016, the total carrying values of the property value guarantee liabilities are $0.2 million, which are included in accrued liabilities and other long-term liabilities as of March 31, 2017 and December 31, 2016, respectively, in the accompanying condensed consolidated balance sheets.

Environmental and Legal Liabilities

        The Company may be subject to various claims and legal proceedings that arise from time to time in the ordinary course of its business, including environmental remediation, regulatory compliance, and commercial matters. While the Company intends to defend vigorously its position and cannot predict the outcome of these ongoing legal proceedings, an adverse outcome in any of these proceedings could have a material effect on the Company's current and future financial position, results of operations, or cash flows.

        In view of the inherent difficulty in predicting the outcome of these various claims and legal proceedings, unless specified otherwise below, the Company is unable to predict the outcome of these matters or the ultimate legal and financial liability, and at this time cannot reasonably estimate the possible loss or range of loss. Accordingly, there are claims and legal proceedings in which the Company is involved where a loss is reasonably possible in future periods and for which the Company has not accrued a related liability since the Company is unable to estimate the amount. In addition, it

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (Continued)

is reasonably possible that a future loss could exceed the related accrued liability and could have a material adverse effect on the Company's current and future financial position, results of operations, or cash flows.

Litigation

        In February 2015, the Office of Navajo and Hopi Indian Relocation ("ONHIR") issued a cease and desist letter to the Company alleging it holds mineral rights related to certain mining acreage the Company leases in Arizona. Although the Company continued to defend its position, the Company recorded a liability of $0.7 million for the year ended December 31, 2015 in connection with an offer to settle this dispute. In May 2016, the Company reached a settlement with ONHIR whereby the Company agreed to pay $0.7 million in exchange for exclusive surface rights to the disputed mining acreage for a period of fifteen years. Accordingly, the Company recorded an intangible asset of $0.7 million representing a reversal of the charge previously recognized during the year ended December 31, 2015, which is included in intangible assets, net in the accompanying consolidated balance sheet as of March 31, 2017. The liability is included in accrued liabilities and other long-term liabilities in the accompanying condensed consolidated balance sheets.

        In November 2014, the Company filed a claim against a customer for failure to comply with contractual purchase obligations. The customer filed a counterclaim against the Company claiming damages in connection with disputes relating to a sand supply agreement, alleging the Company had resold sand originally purchased by the customer and to refute the Company's claim. Although the Company continued to defend its position, the Company recorded a liability of $2.7 million for the year ended December 31, 2014 in connection with this dispute. In November 2016, the Company reached a settlement with the customer whereby the Company agreed to supply a maximum quantity of sand to the customer on demand by December 31, 2018 in full and final satisfaction of all outstanding claims in litigation. The Company has estimated a total liability of $1.8 million in connection with this dispute as of March 31, 2017 and December 31, 2016, for which the current estimate reflects the cost to manufacture and deliver the product to the customer under the terms of the settlement. The liability is included in accrued liabilities in the accompanying condensed consolidated balance sheets.

Other Legal Proceedings

        Proceedings similar to those described above may also be brought in the future. Additionally, the Company is involved in, or has been involved in, arbitrations or various other legal proceedings that arise from the normal course of the Company's business. The Company cannot predict the timing or outcome of these claims and other proceedings. Currently, the Company is not involved in any other legal proceedings that it expects to have a material effect on its business, financial condition, results of operations, or cash flows.

13. RELATED PARTY TRANSACTIONS

        In connection with the July 31, 2014 refinancing, the Company issued Class A and B units of its equity to affiliates of certain First Lien Term Loan and Second Lien Notes lenders (Note 7). The Company paid less than $0.1 million in transaction costs on the lenders' behalf for the three months ended March 31, 2017 related to the September 29, 2016 amendments, which is included in other operating expenses, net in the accompanying condensed consolidated statements of operations.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

13. RELATED PARTY TRANSACTIONS (Continued)

        The Company provides accounting, legal and human resource shared services to certain entities under common ownership and recognized $0.1 million of shared services income for the three months ended March 31, 2017, which is included in other expense, net in the accompanying condensed consolidated statements of operations. As of March 31, 2017, shared services fees of less than $0.1 million due from these entities are included in accounts receivable, net in the accompanying condensed consolidated balance sheets.

14. OTHER OPERATING EXPENSES

        Other operating expenses, net consisted of the following for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Business development costs	$4,037	$504
Initial public offering related costs	3,157	—
Litigation related costs	633	337
(Gain) loss on sale and disposal of property, plant and equipment	(144)	448
Other	364	531

Total other operating expenses, net	$8,047	$1,820

15. SEGMENT INFORMATION

        The Company manages operations through two reportable segments, Sand and Coated Technology. The Company manages its Sand and Coated Technology segments as components of an enterprise for which discreet financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance.

        The Sand segment provides various grades of sand for its customers in the hydraulic fracturing industry for use as a proppant to permit the flow and enhance the recovery rates of hydrocarbons in oil and gas wells. The Sand segment produces sand principally through three plants.

        The Coated Technology segment produces higher crush resistant proppants and other coated technology that provides for increased frac volume that reduces water saturation within the well. The Coated Technology segment produces coated sand products principally through two plants.

        The Company evaluates segment performance on Segment Contribution Margin, which is defined as net sales less cost of goods sold that are directly attributable to each business segment. Segment Contribution Margin does not include certain operating costs directly or indirectly associated with the operations of each business segment, such as depreciation, depletion and amortization, selling, general and administrative expenses and other costs. Segment Contribution Margin is a key metric that is used by the chief operating decision maker in evaluating business performance providing a measure that the Company believes reflects its core operating performance and is one of the bases of comparing operating performance with other competitor companies. Segment Contribution Margin is useful to measure and evaluate operating performance; however, it should not be considered an alternative to the Company's reported GAAP results, as there are limitations in using such financial measures. Other

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

15. SEGMENT INFORMATION (Continued)

companies in the industry may define Segment Contribution Margin differently than the Company, and as a result, it may be difficult to use Segment Contribution Margin, or similarly-named financial measures, that other companies may use to compare the performance of these companies to the Company's performance. The Company records certain transactions between its Sand and Coated Technology segments as intersegment activity, which are eliminated in consolidation.

        NavPort, which provided software solutions to the mining industry, was sold in July 2016. Prior to the sale, NavPort met the requirements for disclosure of a reportable segment. As such, the data for NavPort is classified as "Other" in the segment financial disclosure.

        Asset information is not accounted for at the segment level and consequently is not reviewed or included within the Company's internal management reporting. Therefore, the Company has not disclosed asset information for each reportable segment.

        The following represents selected information for the Company's reportable segments for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Net Sales:
Sand segment	$46,790	$38,155
Coated Technology segment	13,024	8,624
Other	—	660

Total net sales	59,814	47,439
Contribution margin:
Sand segment	6,847	(2,022)
Coated Technology segment	3,246	7
Other	—	547

Total segment contribution margin	10,093	(1,468)
Reconciliation of segment contribution margin to net income (loss):
Selling, general and administrative expenses	(6,634)	(8,631)
Depreciation, depletion and amortization	(10,945)	(11,433)
Impairment of long-lived assets	—	(192)
Other operating expenses, net	(8,047)	(1,820)
Interest expense	(26,113)	(19,916)
Change in fair value of debt	(153,647)	82,419
Other expense, net	(101)	(1,443)
Income tax benefit (expense)	(62)	(8)

Net (loss) income	$(195,456)	$37,508

16. SUBSEQUENT EVENTS

        The Company has evaluated events and transactions subsequent to the balance sheet date and through June 16, 2017, the date the accompanying unaudited condensed consolidated financial statements were originally available to be issued and through August 10, 2017, the date of the reissuance of the accompanying unaudited condensed consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

16. SUBSEQUENT EVENTS (Continued)

        On July 14, 2017, certain subsidiaries of the Company (the "Borrowing Subsidiaries") entered into a $133.5 million term loan to partially finance new in-basin regional sand facilities located in the Eagle Ford shale in Atascosa, Texas and the Permian basin in Monahans, Texas (the "Atascosa and Monahans senior term loan"). As of August 10, 2017, the Borrowing Subsidiaries have borrowed approximately $83.8 million under this credit facility, a portion of which was used to purchase land parcels, mineral reserves and equipment. The remaining borrowing availability is subject to the satisfaction of certain goals and conditions, including obtaining additional subordinated financing and construction timing and cost parameters. Additionally, as part of the Atascosa and Monahans senior term loan, the Company will issue an equity interest to the lenders representing 3% to 5% of the common equity of the Company based on certain events and conditions.

        The Atascosa and Monahans senior term loan has an original issue discount of 4.0% and matures in July 2021. Outstanding borrowings under the Atascosa and Monahans senior term loan bear interest, at the option of the Borrowing Subsidiaries, at a rate equal to three-month LIBOR plus 12.5% (with a LIBOR floor of 1.0%) or at a base rate equal to the greater of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 11.5%. The Borrowing Subsidiaries have the option to defer the first two interest payments as paid-in-kind for an additional 1.0% per annum added to the respective applicable interest rate. The Atascosa and Monahans senior term loan is secured by substantially all of the assets and equity of the Borrowing Subsidiaries. Additionally, Preferred Proppants has issued an unsecured, fully subordinated guarantee of the Atascosa and Monahans senior term loan.

        The Atascosa and Monahans senior term loan contains affirmative and negative covenants, including certain financial covenants, and restrictive provisions that are customary for a senior term loan of this nature that will limit the Borrowing Subsidiaries' ability to, among other things, incur additional indebtedness, liens and guarantees, make distributions and other restricted payments, enter into certain types of transactions with affiliates, and transfer, and sell or otherwise dispose of assets.

        On August 7, 2017, a subsidiary of the Company and parent of the Borrowing Subsidiaries (the "Bridge Loan Subsidiary") executed a commitment letter with certain related parties to enter into a $34.5 million term loan to partially finance the new in-basin regional sand facilities (the "Atascosa and Monahans bridge term loan") and also entered into a $76.0 million subordinated term loan, of which there is no commitment or funding as of August 10, 2017, to finance the remaining costs of certain new in-basin regional sand facilities and partially repay the Atascosa and Monahans bridge term loan (the "Atascosa and Monahans subordinated term loan").

        The Atascosa and Monahans bridge term loan matures in December 2020. Outstanding borrowings under the Atascosa and Monahans bridge term loan in the first year will bear interest at a rate equal to the 3-month LIBOR plus 14.0%, with a 1.0% LIBOR floor or the alternative base rate plus a 13.0% applicable margin, payable in kind on a quarterly basis. In year two and thereafter, outstanding borrowings under the Atascosa and Monahans bridge term loan will bear interest at a rate equal to the 3-month LIBOR plus 24.0%, with a 1.0% LIBOR floor or the alternative base rate plus a 23.0% applicable margin, payable in cash on a quarterly basis up to the amount permitted to be distributed to the borrower under the Atascosa and Monahans senior term loan and otherwise payable in kind. If any amount of the Atascosa and Monahans bridge term loan remains outstanding after the first anniversary of the closing, an additional amount will be payable in kind and added to the principal amount such that the principal amount outstanding after giving effect thereto would be 125% of the original

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

16. SUBSEQUENT EVENTS (Continued)

principal amount. The Atascosa and Monahans bridge term loan contains a prepayment premium equal to the greater of (i) 150% of the principal amount repaid and (ii) an internal rate of return to the lenders of 25% of the principal amount repaid. The Atascosa and Monahans bridge term loan will be secured by all assets of the Bridge Loan Subsidiary.

        The Atascosa and Monahans bridge term loan contains affirmative and negative covenants, including certain financial covenants, and restrictive provisions that are substantially identical to those in the Atascosa and Monahans subordinated term loan, but with certain customary adjustments to reflect the "holdco" loan structure that will limit the Bridge Loan Subsidiary's ability to, among other things, incur additional indebtedness, liens and guarantees, make distributions and other restricted payments, enter into certain types of transactions with affiliates, and transfer, and sell or otherwise dispose of assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Preferred Sands, Inc.
Radnor, Pennsylvania

        We have audited the accompanying balance sheet of Preferred Sands, Inc. (the "Company"), as of March 25, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Preferred Sands, Inc. as of March 25, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
March 31, 2017

PREFERRED SANDS, INC.

BALANCE SHEET

As of March 25, 2017

Assets
Cash	$100

Total Assets	$100

Commitments and contingencies
Stockholder's Equity
Common stock, par value $0.00001 per share, 1,000 shares authorized, 100 issued and outstanding	$—
Additional paid-in capital	100

Total Stockholder's Equity	$100

See notes to balance sheet

PREFERRED SANDS, INC.

NOTES TO BALANCE SHEET

1. Nature of Operations

        Preferred Sands, Inc. (the "Corporation") was formed as a Delaware corporation on March 7, 2017. Pursuant to a reorganization into a holding company structure, the Corporation intends to become a holding company and its sole asset is expected to be an equity interest in Preferred Proppants Holdings, LLC ("Preferred Holdings"). The Corporation expects to be the managing member of Preferred Holdings and will operate and control all of the business affairs of Preferred Holdings and, through Preferred Holdings and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation has not engaged in any business or other activities except in connection with its formation. Therefore, statements of income, changes in stockholder's equity and cash flows have not been presented.

Income Taxes

        The Corporation is treated as a subchapter C corporation and is subject to both federal and state income taxes. Preferred Holdings continues to be recognized as a partnership for federal and state income tax purposes.

3. Stockholder's Equity

        The Corporation is authorized to issue 1,000 shares of common stock, par value $0.00001 per share. The Corporation has issued 100 shares of common stock in exchange for $100, all of which were held by Preferred Holdings as of March 25, 2017.

4. Subsequent Events

        The Company evaluated subsequent events occurring through March 31, 2017, which is the date the accompanying financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in the accompanying financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Preferred Proppants Holdings, LLC
Radnor, Pennsylvania

        We have audited the accompanying consolidated balance sheets of Preferred Proppants Holdings, LLC and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss) income, contingently redeemable equity, members' deficit, accumulated other comprehensive loss and noncontrolling interest, and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Preferred Proppants Holdings, LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 31, 2017

PREFERRED PROPPANTS HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015 (in thousands, except for units)

	2016	2015
Assets
Current Assets:
Cash	$71,071	$42,928
Accounts receivable, net	23,928	23,382
Inventories, net	27,701	37,004
Prepaid expenses and other current assets	1,934	6,030

Total current assets	124,634	109,344
Property, plant and equipment, net	185,630	218,871
Intangible assets, net	10,736	15,146
Other long-term assets	2,120	4,271

Total assets	$323,120	$347,632

Liabilities and Deficit
Current liabilities:
Accounts payable	$8,292	$5,439
Accrued liabilities	23,838	21,896
Current portion of debt and capital lease obligations	4,759	7,342

Total current liabilities	36,889	34,677
Long-term portion of debt and capital lease obligations	529,037	268,189
Deferred taxes	101	164
Other long-term liabilities	11,530	13,196

Total liabilities	577,557	316,226

Commitments and contingencies (Note 13)
Contingently redeemable equity:
Class A—592 units authorized, issued and outstanding as of December 31, 2016 and December 31, 2015	8,945	7,949
Class B—8,812 units authorized, issued and outstanding as of December 31, 2016 and December 31, 2015	50,069	50,069

Total contingently redeemable equity	59,014	58,018
Members' deficit	(302,886)	(14,783)
Accumulated other comprehensive loss	(10,565)	(11,467)

Total Preferred Proppants Holdings, LLC deficit	(313,451)	(26,250)
Noncontrolling interest	—	(362)

Total deficit	(313,451)	(26,612)

Total liabilities, contingently redeemable equity and deficit	$323,120	$347,632

See notes to consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (in thousands)

	2016	2015
Net sales	$171,812	$339,424

Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	160,320	275,457
Selling, general and administrative expenses	23,315	34,445
Depreciation, depletion and amortization	32,256	37,296
Impairment of goodwill, long-lived assets and intangibles	12,246	31,173
Other expenses, net	9,839	1,909

Total operating expenses	237,976	380,280
Loss from operations	(66,164)	(40,856)

Interest expense	(86,883)	(74,729)
Change in fair value of debt	(145,179)	394,323
Other income, net	10,839	2,468

Total other (expenses) income	(221,223)	322,062

(Loss) income before income taxes	(287,387)	281,206

Income tax benefit (expense)	67	(431)

Net (loss) income	(287,320)	280,775
Accretion of contingently redeemable equity	(996)	(883)
Net loss attributable to noncontrolling interest	213	412

Net (loss) income attributable to Preferred Proppants Holdings, LLC	$(288,103)	$280,304

See notes to consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (in thousands)

	2016	2015
Net (loss) income attributable to Preferred Proppants Holdings, LLC	$(288,103)	$280,304
Other comprehensive income:
Foreign currency translation adjustment	902	(4,960)

Other comprehensive income (loss)	902	(4,960)

Comprehensive (loss) income	$(287,201)	$275,344

See notes to consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CONTINGENTLY REDEEMABLE EQUITY,
MEMBERS' DEFICIT, ACCUMULATED OTHER COMPREHENSIVE LOSS
AND NONCONTROLLING INTEREST

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (in thousands)

				CONSOLIDATED DEFICIT
				PREFERRED PROPPANTS HOLDINGS, LLC
	CONTINGENTLY REDEEMABLE EQUITY
					Accumulated other comprehensive loss
	Class A	Class B	Total	Members' deficit		Total	Noncontrolling interest	Total
Balance—January 1, 2015	$7,066	$50,069	$57,135	$(295,087)	$(6,507)	$(301,594)	$—	$(301,594)
Award of subsidiary units to noncontrolling interest	—	—	—	—	—	—	50	50
Net income (loss)	—	—	—	281,187	—	281,187	(412)	280,775
Accretion of contingently redeemable equity	883	—	883	(883)	—	(883)	—	(883)
Other comprehensive loss—foreign currency translation adjustment	—	—	—	—	(4,960)	(4,960)	—	(4,960)

Balance—December 31, 2015	7,949	50,069	58,018	(14,783)	(11,467)	(26,250)	(362)	(26,612)
Net loss	—	—	—	(287,107)	—	(287,107)	(213)	(287,320)
Deconsolidation of subsidiary due to divestiture	—	—	—	—	—	—	575	575
Accretion of contingently redeemable equity	996	—	996	(996)	—	(996)	—	(996)
Other comprehensive income—foreign currency translation adjustment	—	—	—	—	902	902	—	902

Balance—December 31, 2016	$8,945	$50,069	$59,014	$(302,886)	$(10,565)	$(313,451)	$—	$(313,451)

See notes to consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (in thousands)

	2016	2015
Cash flows from operating activities:
Net (loss) income	$(287,320)	$280,775
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Provision for doubtful accounts, net	497	709
Impairment of inventory and spare parts	4,688	6,847
Depreciation, depletion and amortization	32,256	37,296
Impairment of goodwill, long-lived assets and intangible assets	12,246	31,173
Loss (gain) on disposal of property, plant and equipment	689	(178)
Gain on sale of business	(8,092)	—
Equity-based compensation	(33)	50
Change in fair value of debt	145,179	(394,323)
Paid-in-kind interest	68,664	50,306
Foreign currency transaction loss (gain)	492	(2,067)
Other non-cash income	(651)	(2,768)
Changes in operating assets and liabilities:
Accounts receivable	(1,603)	42,874
Inventories	4,875	11,599
Prepaid expenses and other current assets	3,742	(1,231)
Accounts payable	3,259	(18,550)
Accrued liabilities	1,060	(13,716)
Other long-term liabilities	(121)	1,345

Net cash (used in) provided by operating activities	(20,173)	30,141

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	1,811	948
Proceeds from sale of business	9,800	—
Purchases of intangible assets	(808)	(3,483)
Capital expenditures	(7,076)	(22,390)

Net cash provided by (used in) investing activities	3,727	(24,925)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	75,968	3,967
Repayment of long-term debt and capital lease obligations	(6,546)	(9,017)
Borrowings from line of credit	6,100	30,348
Repayments of line of credit	(31,100)	(5,348)

Net cash provided by financing activities	44,422	19,950

Effect of exchange rate changes	167	(2,089)

Net increase in cash	28,143	23,077
Cash, beginning of period	42,928	19,851

Cash, end of period	$71,071	$42,928

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$18,094	$24,661

Income taxes	$15	$375

Non-cash operating activities:
Additional asset retirement obligation	$181	$17

Non-cash investing activities:
Acquisition of equipment under capital leases	$—	$684
Capital expenditures and intangibles financed through accounts payable and accrued liabilities	2,340	797
Property value guarantee intangible assets	—	1,789

	$2,340	$3,270

Non-cash financing activities:
Accretion of contingently redeemable equity	$996	$883

See notes to consolidated financial statements.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

        Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

1. NATURE OF OPERATIONS AND ORGANIZATION

        Preferred Proppants Holdings, LLC ("Preferred Holdings" and, together with its subsidiaries, the "Company") is a Delaware Limited Liability Company and is the sole member of Preferred Proppants Intermediate Holdings, LLC ("Intermediate Holdings"). Intermediate Holdings is a holding company for its subsidiary, Preferred Proppants, LLC ("Preferred Proppants"). The Company is principally engaged in the excavation, processing and distribution of raw and coated frac sand which is used to enhance the recovery rates of hydrocarbons from oil and natural gas wells, and in the development of related innovative products, through its portfolio of sand and coating facilities and distribution network located in North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

        The accompanying consolidated financial statements include the accounts of Preferred Holdings and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

        The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of allowance for doubtful accounts, inventories, asset retirement obligations, recoverable minerals, asset impairment (including goodwill and other long-lived assets), fair value of debt, valuation of the deferred tax assets, unit-based compensation, contingencies and contingently redeemable equity (see Note 9). Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. The Company's estimates are often based on complex judgments, probabilities and assumptions that it believes to be reasonable, but that are inherently uncertain and unpredictable.

        The Company regularly evaluates its estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, the Company's estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. The Company adjusts its estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in the consolidated financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. The Company is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in competition, industry and market conditions, litigation, legislation, and regulations.

Cash

        Cash is stated at cost, which approximates fair market value. The balances, at times, may exceed federally insured limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk.

Accounts Receivable

        Accounts receivable consists primarily of trade accounts receivable. The Company extends credit, on a non-collateralized basis, to customers in the normal course of business and maintains an allowance for doubtful accounts resulting from the inability or unwillingness of customers to make required payments. The Company determines the allowance for doubtful accounts by evaluating the receivables of individual customers and considering their financial condition and credit history, as well as current economic conditions. The Company prepares an analysis of its ability to collect outstanding receivables and applies the specific identification method in determining the need for a reserve. Accounts are written off only when all methods of recovery have been exhausted.

        Changes in the allowance for doubtful accounts consist of the following as of December 31:

	2016	2015
Balance at beginning of period	$659	$1,372
Provision for doubtful accounts, net of recoveries	497	709
Balances written off during the period	(124)	(1,391)
Effect of foreign currency translation	(31)	(31)

Balance at end of period	$1,001	$659

        During 2016, the Company collected $1.4 million of receivables written off in a prior period in connection with its filed claim in a customer's bankruptcy proceedings, which is included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2016.

Inventories

        Inventories are comprised of processed raw and coated frac sand, chemicals used for sand coating, transportation costs and spare parts, including critical parts and materials used in production and facility maintenance. The Company values inventory at the lower of cost or market, with cost being determined by the average cost method. Inventories are adjusted for excess and obsolete inventory by evaluating such factors as anticipated usage, inventory turnover, inventory levels, and product demand.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company includes spare parts not expected to be used within one year in other long-term assets and amortizes over the estimated useful lives.

Property, Plant and Equipment

        The Company recognizes purchases of property, plant and equipment at cost, including any capitalized interest. Maintenance, repairs and renewals are expensed when incurred. Additions and significant improvements are capitalized. Disposals or retirements are removed at cost less accumulated depreciation and any gain or loss from dispositions is recognized in other expenses, net in the accompanying consolidated statements of operations. Depreciation of property, plant and equipment other than mineral reserves is provided for on a straight-line basis over their estimated useful lives.

        The estimated useful lives of property, plant and equipment, other than mineral reserves, are as follows:

Estimated Useful Lives
Plant and equipment	2 - 20 years
Land and leasehold improvements	5 - 15 years
Furniture and fixtures	5 - 7 years

        The Company also leases certain equipment used in the sand mining and processing plants.

        Mineral reserves are initially recognized at cost, which approximates the estimated fair value as of the date of acquisition. The depletion of mineral reserves is computed on the units-of-production method, based on proven and probable reserves. The impact of revisions to reserve estimates is recognized on a prospective basis.

Capitalized Interest

        The Company capitalizes interest on borrowed funds related to capital projects during the periods that construction activities are in progress. The interest rate for capitalization purposes is based on the rates of the Company's outstanding borrowings. If the Company obtained a new borrowing for a specific asset, it would first apply the rate on that borrowing to the appropriate portion of the expenditures for the asset. The weighted-average rate on the Company's other outstanding borrowings is applied to expenditures not covered by asset-specific borrowings.

        For the years ended December 31, 2016 and 2015, the Company capitalized interest costs of $0.4 million and $0.6 million, respectively. The weighted-average interest rates used to capitalize interest on combined borrowed funds in the aggregate were 10.8% and 10.5% for the years ended December 31, 2016 and 2015, respectively.

Intangible Assets

        Intangible assets are recorded at fair value upon acquisition. Intangible assets with indefinite lives consist of trademarks that are not subject to amortization. Intangible assets with finite lives consist of supply contracts relating to securing adequate inventory to meet customer needs, leasehold interests in

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sand reserves, an acquired railcar contract, internal-use software, and patents. The Company evaluates the remaining useful lives of its finite-lived amortizing intangible assets each reporting period to determine whether events or circumstances warrant a revision of remaining periods of amortization.

        Estimated useful lives of intangible assets are as follows:

Estimated Useful Lives
Supply contracts and leasehold interests in sand reserves	5 - 29 years
Acquired railcar contract	5 years
Internal-use software	3 - 5 years
Patents	20 years
Trademarks	Indefinite

Impairment of Long-Lived Assets and Intangibles

        Property, plant and equipment and finite-lived amortizing intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. If an analysis is necessitated by the occurrence of a triggering event, the Company compares the carrying amount of the asset with the estimated future undiscounted cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. Such analyses necessarily involve significant judgments and estimation on the part of the Company. An asset impairment loss is reflected in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statements of operations in the period the impairment occurs.

        Indefinite-lived intangible assets are subject to a periodic assessment for impairment by applying a fair value-based test. The Company performs an annual impairment test as of December 31st of the calendar year or more frequently if events or changes in circumstances indicate that the assets might be impaired. Under the quantitative method for determining impairment, the Company compares the fair value of the indefinite-lived intangible assets with the carrying amounts of those assets. If the carrying amounts exceed fair value, the Company recognizes an impairment loss in an amount equal to that excess. There were no indefinite-lived intangible asset impairment losses for the years ended December 31, 2016 and 2015.

Goodwill

        Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. The Company performs its annual impairment test as of December 31st of the calendar year or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment model permits, and the Company utilizes, a two-step method for determining goodwill impairment. In the first step, the Company evaluates the recoverability of goodwill by estimating the fair value of the Company's reporting units using multiple techniques, including a discounted cash flow model and a market evaluation, and compares these to the

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

carrying value of the Company's reporting units. If the fair value of a reporting unit is less than its carrying value of the net assets, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The second step requires allocation of the reporting unit's fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations. Any residual fair value is allocated to goodwill. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying amount of goodwill over its implied fair value.

        Estimates and assumptions used to perform the impairment testing are inherently uncertain and can significantly affect the outcome of the impairment test. Changes in operating results and other assumptions could materially affect these estimates. Goodwill was fully impaired during 2015 (see Note 5).

Debt Issue Costs

        The Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility dated July 31, 2014 and their amendments thereafter (see Note 11 for further discussion of this election). In conjunction with this election, all debt issue costs were expensed as incurred. In connection with the Company's issuance of additional debt under the First Lien Term Loan on September 29, 2016 (see Note 7), the Company incurred approximately $1.0 million of debt issue costs, which were expensed as incurred due to the election of the fair value option and are included in other expenses, net in the accompanying consolidated statement of operations for the year ended December 31, 2016.

Environmental Matters

        The Company is subject to various federal, state, and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company's operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures related to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover, in whole or in part, certain environmental expenditures.

Self-Insurance

        The Company is self-insured for health care claims for eligible participating employees and qualified dependent medical claims, subject to deductibles and limitations. The Company's insurance reserves, which include an estimate for claims incurred, but not reported, are accrued based on estimates of the cost of claims expected to occur during the coverage periods. The cost of claims for a covered period may differ from the Company's original estimates. The Company's self-insurance reserves totaled $0.3 million as of December 31, 2016 and 2015 and are included in accrued liabilities in the accompanying consolidated balance sheets.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Retirement Obligations

        The Company records the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible, long-lived assets is incurred, typically upon acquisition, construction, or development and or through the normal operation of the asset, if sufficient information exists to reasonably estimate the fair value of the liability. Asset retirement obligations are included in other long-term liabilities on the consolidated balance sheets. These obligations generally include the estimated net future costs of dismantling, restoring, and reclaiming operating mines and related mine sites in accordance with contractual obligations and federal, state, and local regulatory requirements. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset. Subsequent to initial measurement, asset retirement costs are periodically adjusted to reflect changes in the estimated present value that result from the passage of time and revisions to the timing or amount of future cash flows underlying the estimated reclamation and abandonment costs (discounted at a range between 7.5% and 12.1%). Asset retirement obligations are based on when the cash outlay for an existing environmental disturbance is expected to occur. If the asset retirement obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized over the settlement period. The Company reviews, on an annual basis, or more frequently if deemed necessary, the asset retirement obligation at each mine site in accordance with the applicable accounting standards.

        Future remediation costs expected to be incurred are accrued based on the Company's best estimate at the end of each period. Such cost estimates include, where applicable, ongoing care, maintenance, and monitoring costs. Cash outlays are expected to occur between the years 2017 and 2030. Changes in estimates at inactive mines are reflected in the accompanying consolidated statements of operations in the period an estimate is revised.

        Changes in the asset retirement obligations were as follows for the years ended December 31:

	2016	2015
Balance at beginning of period	$5,827	$10,266
Accretion expense	385	411
Additions and revisions of prior estimates	110	(1,186)
Reclamation costs	(236)	(3,087)
Effect of foreign currency translation	38	(577)

Balance at end of period	$6,124	$5,827

Financial Guarantees

        The Company has provided certain property value guarantees in conjunction with its mining agreements with the Wisconsin municipalities of Cooks Valley and Auburn. The guarantees cover any loss of property value due to the mining operations and are recognized at fair value as financial liabilities on the date the guarantees are issued. The fair values of the guarantees are determined though market analysis and consideration of the timing and estimation of future contractual payments under the instruments.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company accounts for changes in the fair value of its derivative property value guarantees associated with the Auburn mining agreement as income or expense in the period incurred, with such amounts included in other expenses, net in the accompanying consolidated statement of operations. The decrease in fair value related to the derivative property value guarantees was $0.9 million for the year ended December 31, 2015. In January 2016, the Company terminated its Auburn mining agreement.

Certain Risks and Concentrations

        The Company's financial instruments include cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, customer deposits, term notes and capital lease obligations. The Company maintains cash deposits with financial institutions which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

        The Company's revenues are principally derived from the sale of proppants, which are primarily utilized in drilling for oil and natural gas. As such, the demand for the Company's products and services is impacted by fluctuations in the demand for and price of oil and natural gas, which may impact the level of drilling activity by customers.

        A significant portion of the Company's business is conducted with a limited number of customers. For the years ended December 31, 2016 and 2015, net sales to two customers accounted for 34% of the Company's total net sales. As of December 31, 2016 and 2015, the Company had three and two customers, respectively, whose receivable balances exceeded 10% of total accounts receivable. As of December 31, 2016 and 2015, approximately 48% and 29%, respectively, of the accounts receivable balance were from these customers. The Company performs ongoing credit evaluation of its customers.

Revenue Recognition

        The Company primarily derives its revenue from the sale of raw and coated frac sand. The Company's sales are primarily a function of the price per ton realized and the volumes sold. The Company includes transportation costs provided to certain customers in its respective pricing dependent on customer contractual terms and conditions.

        Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered or legal title has been transferred to the customer, which may occur at the production facility, rail origin, owned terminal or third party terminal, and collection of the sales price is reasonably assured. Advance payments received from customers in order to secure and procure a reliable provision and delivery of product are classified as current or non-current deferred revenue depending upon the anticipated timing of delivery of the supplied product. The Company does not accept returns from its customers. Net sales are recorded exclusive of sales taxes.

        The Company also recognizes revenue when customers have failed to meet a volume purchase commitment under their respective sand purchase contracts to the extent the customer has the obligation to remedy the shortfall via payment and collection of the resulting receivable is reasonably assured.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company classifies amounts collected from customers for settlement of future purchase commitments under existing supply contracts as net sales in the accompanying consolidated statements of operations. For the year ended December 31, 2016, customer contract settlement payments totaled $16.3 million, which is included in net sales in the accompanying consolidated statement of operations.

Cost of Goods Sold

        Cost of goods sold includes all costs directly related to mining, processing and transporting raw and coated frac sand. It primarily includes direct and indirect costs to mine and manufacture products, including direct materials, direct labor, direct overhead expenses, overburden costs, and accretion expenses necessary to convert mined sand materials into finished goods.

Research and Development

        Expenditures for research and development are expensed as incurred. The Company incurs expenses for research and development projects primarily related to its Coated Technology segment. These expenses totaled $1.5 million and $2.0 million for the years ended December 31, 2016 and 2015, respectively, and are recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Lease Accounting

        The Company accounts for operating lease transactions by recording rent expense on a straight-line basis over the expected life of the lease, commencing on the date the Company gains possession of leased property.

        Capital lease transactions are reflected as a liability at the inception of the lease based on the present value of the minimum lease payments of the property. Assets under capital leases are recorded in property, plant and equipment, net on the accompanying consolidated balance sheets and depreciated using estimated useful lives consistent with other similar property, plant and equipment.

Contingencies

        Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses and other expenses, net. Contingent accruals are recorded when the Company determines that a loss is both probable and reasonably estimable. Gain contingencies, including contingent proceeds related to divestitures and contract shortfalls, are recognized when realized.

Fair Value Measurements

        The fair values of the Company's financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

        The Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility dated July 31, 2014, which were amended on September 29, 2016 (see Note 11 for further

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

discussion of this election). The estimated fair values of the Company's First Lien Term Loan, Second Lien Notes and ABL Facility, adjusted on a recurring basis, are disclosed in Note 11. The Company adjusts the First Lien Term Loan, Second Lien Notes and ABL Facility to fair value through the change in fair value of debt in the accompanying consolidated statements of operations.

Compensation Plans

        The Company has unit and cash-based compensation plans and arrangements whereby Class B Incentive Units or cash bonuses are granted to the Company's employees and directors. These include the Management Profits Interest Plan, the Long Term Incentive Bonus Plan, the Management Incentive Bonus Plan, and certain Change in Control Agreements (see Note 14 for further discussion). Unit-based compensation also consists of restricted units in a subsidiary, NavPort, LLC ("NavPort"), which was divested in July 2016. These units were awarded to employees in exchange for rendering services.

        Unit-based compensation expense is measured using the grant-date fair value of awards that are probable to vest or become exercisable over the requisite service period. Compensation expense is recognized as service and performance conditions, as applicable, are satisfied. Service conditions are based on the employee continuing to render service over a three-year period. If no performance condition exists, compensation expense is recognized on a straight-line basis as the employee renders service. If a performance condition exists, compensation expense is recognized when it becomes probable that certain events occur, as stated in the award agreements.

        The grant-date fair values of the awards are measured using the Black-Scholes option pricing model, which allocates equity value amongst various capital owners in consideration of the preferred unitholders' liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed at a future date. Black-Scholes utilizes assumptions related to volatility, the expected term of the awards, and the risk-free interest rate. Expected volatility is calculated by analyzing the standard deviation of historical prices, as well as the implied volatilities of publicly-traded companies with operations similar to the Company. The expected term of the award is based on the Company's expectation for a future liquidation event. The risk-free interest rate is set using the grant-date U.S. Treasury yield curve for the duration of the expected term of the award. These assumptions are derived in the manners above given the Company does not have adequate historical data on which to base such assumptions. In addition, the Company determines the number of awards ultimately expected to vest by estimating forfeitures based on historical experience at the time of grant and revises its estimates in subsequent periods if actual forfeitures differ from those estimates.

        The Company also has a nonqualified long-term incentive plan (the "Long-Term Incentive Plan") and a phantom equity plan (the "Phantom Equity Plan"). The Long-Term Incentive Plan terminated in June 2016 and all awards were forfeited. The Long-Term Incentive Plan offered unit-based compensation payable to employees upon a change in control or liquidity event, the occurrence of which is not probable. The divestiture of NavPort occurred prior to granting phantom equity awards to the employee-participants under the Phantom Equity Plan. Accordingly, no compensation expense was recognized for either plan.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For the unit-based compensation plans outstanding as of December 31, 2016, compensation expense is recognized upon the consummation of a performance condition, or Net Capital Proceeds event as defined, becoming probable. As of December 31, 2016, this has not yet occurred.

Income Taxes

        The Company and its wholly-owned U.S. subsidiaries, with the consent of its member, have elected to be taxed under the sections of the federal and state income tax laws which provide that, in lieu of corporation taxes, the member separately accounts for its pro-rata share of the Company's items of income, deductions, losses, and credits. Therefore, the accompanying consolidated financial statements do not include any provision for corporate U.S. federal income taxes. A tax provision has been provided for those specific state jurisdictions that tax the Company at the entity-level and not its members. The Company has prepared an income tax provision for its activities in Canada and Texas for which the Company is subject to income taxes.

        The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. In the event the Company determines it would be able to realize its deferred tax assets in the future in excess of their recorded amount, the Company would make an adjustment to reduce the provision for income taxes.

        The Company recognizes a tax benefit associated with an uncertain tax position only after determining that the relevant tax authority more likely than not would sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. As of December 31, 2016 and 2015, the Company had no unrecognized tax benefits or liabilities for uncertain tax positions.

Foreign Currency

        The Company has two foreign operating subsidiaries, Preferred Sands of Canada, ULC and Preferred Resin of Canada, ULC (collectively, the "Canadian Subsidiaries"), whose functional currency is the Canadian dollar. During consolidation, the income statement and cash flow statement of the Canadian Subsidiaries are translated into U.S. dollars at the average daily exchange rate for the reporting period. The balance sheet is translated using the exchange rate prevailing at the date of the balance sheet. The aggregate effect of translation adjustments is recorded as accumulated other comprehensive loss of $10.6 million and $11.5 million in the accompanying consolidated balance sheets as of December 31, 2016 and 2015, respectively. Transaction (losses) gains of ($0.5) million and $2.1 million were recognized for the years ended December 31, 2016 and 2015, respectively, and are included in other income, net in the accompanying consolidated statements of operations. The effect of foreign currency translation of $0.9 million and ($5.0) million is recorded as other comprehensive income (loss) for the years ended December 31, 2016 and 2015, respectively, and is included in the accompanying consolidated statements of comprehensive (loss) income.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive (Loss) Income

        Comprehensive (loss) income includes net (loss) income and all other changes in the equity of the business during the period from transactions and other events and circumstances from non-owner sources that, under GAAP, have not been recognized in the calculation of net (loss) income. These changes, other than net (loss) income, are referred to as other comprehensive income (loss) in the accompanying consolidated statements of comprehensive (loss) income and, for all periods presented, only include changes in the foreign currency translation adjustment. The Company does not have any other type of transaction which would be included within other comprehensive income (loss).

Segment Information

        The Company is organized into two reportable segments, the Sand segment and the Coated Technology segment. The reportable segments are based on the Company's management structure and the financial information that is reviewed by the chief operating decision maker in deciding how to allocate resources and assess performance.

Recently Adopted Accounting Pronouncements

        In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This update requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Companies can no longer allocate valuation allowances between current and noncurrent deferred tax assets as those allowances also will be classified as noncurrent. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2016. The Company early adopted this ASU for the year ended December 31, 2015, and its adoption did not have a material impact on the consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset, consistent with debt discounts. This update also requires that debt disclosures include the face amount of the debt liability and the effective interest rate. The update is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2015, and requires retrospective application. The Company adopted this ASU for the year ended December 31, 2016, and its adoption did not have a material impact on the consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Under GAAP, continuation of a reporting entity as a going-concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with ASC Subtopic 205-30,

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Presentation of Financial Statements—Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in this update should be followed to determine whether to disclose information about the relevant conditions and events. These amendments are effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. The Company adopted this ASU for the year ended December 31, 2016, and its adoption did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The update amends the guidance in ASC 230, which is principles-based and often requires judgment to determine the appropriate classification of cash flows as operating, investing or financing activities. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017, and requires retrospective application. Early adoption is permitted as of the beginning of an annual period. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which may change how entities classify certain cash receipts and cash payments on the statement of cash flows. The new guidance addresses certain issues where diversity in practice was identified. The update amends the guidance in ASC 230, which is principles-based and often requires judgment to determine the appropriate classification of cash flows as operating, investing or financing activities. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017, and requires retrospective application, unless it is impracticable to do so. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update changes how companies account for certain aspects of share-based payments to employees, by requiring entities to recognize the income tax effects of awards in the income statement when the awards vest or are settled. The guidance also eliminates the requirement that excess tax benefits be realized (through a reduction in income taxes payable) before they can be recognized. It requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, the guidance allows an employer to repurchase more of an employee's shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for annual reporting

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

periods, and interim periods within those annual reporting periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to put most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current accounting practice. The guidance also eliminates current real estate-specific provisions for all entities. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The update is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2018. Full retrospective application is prohibited; however, entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Early adoption is permitted. The Company is in the process of evaluating the new guidance and has not determined the impact of this standard on the consolidated financial statements or the method of adoption.

        In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance requires entities to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities that are not public business entities will no longer have to disclose the fair value of financial instruments measured at amortized cost. The guidance is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted for certain provisions. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires entities to measure inventory at the lower of cost or net realizable value. Under current guidance, net realizable value is one of several calculations an entity needs to make in order to measure inventory at the lower of cost or market. This update is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2016. Early adoption is permitted and must be applied prospectively. The Company does not expect the adoption of ASU 2015-11 to have a material impact on the consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued six additional ASUs, including ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, in December 2016, amending the guidance and the effective dates of the amendments. This ASU is effective for annual reporting periods, and interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interim periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. The Company has not yet completed its final review of the impact of this new guidance. To complete its assessment of the impact of the standard to its financial statements, the Company continues to assess all implications of this standard, method of adoption and related financial disclosures. Additionally, the Company continues to monitor modifications, clarifications and interpretations issued by the FASB that may impact its assessment.

3. INVENTORIES

        Inventories consisted of the following as of December 31:

	2016	2015
Raw materials	$2,395	$4,947
Work in process	7,221	7,575
Finished goods	14,270	19,658
Spare parts	3,815	4,824

Inventories, net	$27,701	$37,004

        Due to market conditions, the Company's Sand and Coated Technology segments recorded inventory impairment charges of $2.2 million and $2.4 million, respectively, for the year ended December 31, 2016 and $2.6 million and $4.2 million, respectively, for the year ended December 31, 2015. These charges are related to changes in pricing levels, excess inventory, and obsolescence and are included in cost of goods sold in the accompanying consolidated statements of operations.

        The Company has classified $0.4 million of inventories as other long-term assets in the accompanying consolidated balance sheet as of December 31, 2016 based on expected timing of consumption and sales.

4. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following as of December 31:

	2016	2015
Plant and equipment	$236,942	$247,439
Mineral reserves*	41,913	41,913
Land and leasehold improvements	20,217	22,776
Construction in progress	13,626	16,850
Asset retirement costs	3,213	4,460
Furniture and fixtures	584	635

	316,495	334,073
Less accumulated depreciation and depletion	(130,865)	(115,202)

Property, plant and equipment, net	$185,630	$218,871

*
Depletion is based on units-of-production method.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

4. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Depreciation and depletion expense related to property, plant and equipment for the years ended December 31, 2016 and 2015 was $30.3 million and $32.0 million, respectively.

        The aggregate cost of the property, plant and equipment acquired under capital leases as of December 31, 2016 and 2015 was $0.8 million, reduced by $0.4 million and $0.2 million, respectively, of accumulated depreciation.

Impairments

        During 2014, the Company commenced construction of new sand and coating plants in Auburn, Wisconsin and a new wet plant at its existing Bloomer, Wisconsin facility, where production capability is currently limited to the manufacturing of work in process inventory, and incurred costs of approximately $25.9 million related to initial construction activities on these projects, including engineering and design, permitting, and equipment purchases. In December 2014, the Company temporarily suspended construction activities due to changes in market conditions with the intent to resume at a more optimal time. In response to continued unfavorable market conditions during 2015, the Company renegotiated certain vendor agreements, which resulted in a $4.3 million reduction in previously incurred project costs, and ultimately permanently abandoned its plans to complete these projects. Correspondingly, an asset impairment charge of $6.8 million was recorded related to the Company's Sand segment, which is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2015.

        Equipment, completed engineering plans, and other costs of $14.8 million, which were originally part of the new plant construction that are intended for use in other ongoing Company operations, are included in property, plant and equipment, net within the accompanying consolidated balance sheet as of December 31, 2015. In 2016, the Company abandoned its strategy to utilize the completed engineering plans due to certain changes in the Company's manufacturing process rendering the plans obsolete, which resulted in an asset impairment charge of $1.1 million related to the Company's Coated Technology segment and is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2016.

        The Company idled its Bloomer, Wisconsin facility on a temporary basis during 2015 due to changes in market conditions. The idle period was prolonged for the duration of 2016 in response to enduring unfavorable market conditions. As a result of uncertainty in the future demand for the plant's work in process inventory, the Company recorded an asset impairment charge of $8.8 million related to the Company's Sand segment (representing the entire book value of the facility's property, plant and equipment and certain capitalized overburden removal costs), which is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2016.

        During 2016, the Company also abandoned its plan to complete certain other commenced construction projects and recorded an asset impairment charge of $0.2 million related to the Company's Sand segment, which is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2016.

        During 2015, the Company abandoned certain construction projects originally intended to provide additional capacity for its Blair, Wisconsin facility due to market conditions and recorded an asset

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

4. PROPERTY, PLANT AND EQUIPMENT (Continued)

impairment charge of $2.3 million related to the Company's Sand segment, which is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2015.

5. INTANGIBLE ASSETS

        Intangible assets consisted of the following as of December 31:

	2016	2015
Supply contracts and leasehold interests in sand reserves	$13,363	$16,125
Internal-use software	3,401	5,907
Acquired railcar contract	1,108	1,108
Patents	951	827
Trademarks	229	232
Less accumulated amortization	(8,316)	(9,053)

Other intangible assets, net	$10,736	$15,146

        Amortization expense of finite-lived intangible assets was $1.9 million and $4.0 million for the years ended December 31, 2016 and 2015, respectively, and is recorded in depreciation, depletion and amortization in the accompanying consolidated statements of operations.

        In 2015, the Company recorded intangible assets of $0.2 million and $1.6 million in supply contracts and leasehold interests in sand reserves related to certain property value guarantees included in its mining agreements with the Wisconsin municipalities of Cooks Valley and Auburn, respectively (refer to "Intangible Asset Impairment"). The Company recorded amortization expense of less than $0.1 million related to the assets, which is included in depreciation, depletion and amortization in the accompanying consolidated statements of operations for the years ended December 31, 2016 and 2015.

        The Company accelerated the amortization of a previously acquired customer contract by $1.0 million related to the amendment and restatement of the contract in 2015. The amount is recorded in depreciation, depletion and amortization in the accompanying consolidated statement of operations for the year ended December 31, 2015.

        Changes in the carrying amount of intangible assets consisted of the following as of December 31:

	2016	2015
Balance at beginning of period	$15,146	$15,466
Additions	1,768	5,272
Divestiture (see Note 16)	(2,044)	—
Amortization	(1,945)	(4,003)
Impairment charges	(2,189)	(1,589)

Balance at end of period	$10,736	$15,146

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

5. INTANGIBLE ASSETS (Continued)

Intangible Asset Impairment

        During 2016, the Company recorded an asset impairment charge of $2.2 million related to its Bloomer, Wisconsin facility (representing the entire book value of its leasehold interests), driven by uncertainty in the future demand for the plant's work in process inventory. The impairment charge relates to the Company's Sand segment and is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2016.

        During 2015, the Company assessed the recoverability of the carrying value of a certain intangible asset (property value guarantee) due to deteriorating market conditions and the abandonment of its plans to construct new sand and coating plants in Auburn, Wisconsin. As a result, the Company determined the property value guarantee intangible asset had no future value and recorded an asset impairment charge of $1.6 million primarily related to the Company's Sand segment (representing the entire book value), which is included in impairment of goodwill, long-lived assets and intangibles in the accompanying consolidated statement of operations for the year ended December 31, 2015.

        Estimated future amortization of finite-lived intangible assets is as follows:

Years Ending December 31:
2017	$827
2018	787
2019	704
2020	665
2021	665
Thereafter	6,859

10,507
Indefinite-lived	229

Total	$10,736

Goodwill Impairment

        Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. Goodwill was fully impaired during 2015; therefore, an impairment test was not performed in 2016. The Company has determined that each plant facility is a reporting unit. As of December 31, 2015, the Company completed its annual impairment test. Based upon market conditions, and in some cases, a lack of comparable market transactions for similar assets, the Company determined that an income approach using a discounted cash flow model was the most appropriate valuation methodology. The Company's discounted cash flow model is highly reliant on various assumptions, including estimates of future cash flows (including long-term growth rates), discount rates, and expectations about variations in the amount and timing of cash flows and the probability of achieving its estimated cash flow forecast. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. For the annual goodwill impairment test as of December 31, 2015, the discount rate applied to the estimated cash flows for the respective

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

5. INTANGIBLE ASSETS (Continued)

reporting units was 19%, based on the overall risk associated with the particular assets and other market factors. The Company believes the discount rate and other inputs and assumptions are reasonable and consistent with those that a market participant would use.

        As of December 31, 2015, the results of the Step I analysis concluded that the fair values of the Company's sand mining operations at the Genoa and Blair plants, each a reporting unit of the Company, were less than the carrying values of the reporting units' net assets, thus requiring the Company to perform a Step II analysis for these reporting units. Under the Step II analysis, it was determined that the goodwill of each reporting unit had no implied fair value and therefore was impaired. The main driver of the impairment is reduced projected future cash flows primarily attributable to a revised outlook for oil and natural gas pricing and the related impact on the demand for and price of the reporting units' products and services. As a result, the Company recorded a goodwill asset impairment charge of $20.4 million related to the Company's Sand segment in the accompanying consolidated statement of operations for the year ended December 31, 2015, representing the entire balance of goodwill.

        Changes in the carrying amount of goodwill, which is solely attributed to the Sand segment, consisted of the following:

	Gross Carrying Amount	Accumulated Impairment	Net Carrying Amount
Balance at January 1, 2015	$28,619	$(8,234)	$20,385
Goodwill impairment charges	—	(20,385)	(20,385)

Balance at December 31, 2015	28,619	(28,619)	—
Goodwill impairment charges	—	—	—

Balance at December 31, 2016	$28,619	$(28,619)	$—

6. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following as of December 31:

	2016	2015
Deferred revenue	$5,865	$4,512
Transportation and other logistics costs	5,532	4,025
Plant and other operating costs	3,410	4,878
Accrued interest	2,874	2,388
Employee related expenses	2,775	2,986
Construction in progress	1,401	632
Other accrued expenses	1,981	2,475

Total accrued liabilities	$23,838	$21,896

        As of December 31, 2016, deferred revenue primarily includes advance payments and deposits to the Company from two customers to be applied to future purchases of sand at rates ranging from

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

6. ACCRUED LIABILITIES (Continued)

$10.00 to $10.91 per ton of delivered sand and is non-interest-bearing. Current deferred revenue balances outstanding were $5.9 million and $4.5 million as of December 31, 2016 and 2015, respectively. Long-term deferred revenue balances outstanding were $4.4 million and $7.2 million as of December 31, 2016 and 2015, respectively.

        Other accrued expenses consist of accrued legal settlements, taxes, professional fees, royalties, and other items.

7. DEBT AND CAPITAL LEASE OBLIGATIONS

        The following were the amounts outstanding under debt and capital lease agreements as of December 31:

	2016	2015
First Lien Term Loan at fair value	$377,652	$187,567
Second Lien Notes at fair value	152,016	57,615
ABL Facility at fair value	—	23,022

Total debt at fair value	529,668	268,204
Term notes	3,711	6,750
Capital lease obligations	417	577

Total debt and capital lease obligations	533,796	275,531
Less current portion of debt and capital lease obligations ($1,819 and $3,500 at fair value as of December 31, 2016 and 2015, respectively)	(4,759)	(7,342)

Long-term portion of debt and capital lease obligations ($527,849 and $264,705 at fair value as of December 31, 2016 and 2015, respectively)	$529,037	$268,189

        The outstanding principal balances for debt carried at fair value are as follows as of December 31:

	2016	2015
First Lien Term Loan	$428,623	$345,625
Second Lien Notes	425,679	367,392
ABL Facility	—	25,000

Total debt	$854,302	$738,017

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        Principal maturity requirements of debt and capital lease obligations are as follows:

	Debt	Capital Leases	Total
Years Ending December 31,
2017	$4,613	$169	$4,782
2018	4,310	147	4,457
2019	3,606	89	3,695
2020	564,221	45	564,266
2021	281,263	—	281,263

Total debt and capital lease payments	858,013	450	858,463
Less amount representing interest (at rates from 3.99% to 5.20%)	—	(33)	(33)

Total debt and capital lease obligations outstanding	858,013	417	858,430
Less cumulative change in fair value of debt	(324,634)	—	(324,634)

Total debt and capital lease obligations	$533,379	$417	$533,796

        For the years ended December 31, 2016 and 2015, interest expense on capital leases was less than $0.1 million.

        The Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility on July 31, 2014 (see Note 11 for further discussion of this election).

First Lien Term Loan

        On July 31, 2014, Intermediate Holdings, Preferred Proppants and certain subsidiaries of Preferred Proppants (collectively with Intermediate Holdings, the "Guarantors") entered into a $350.0 million first lien term loan under an Amended and Restated Term Loan Credit Agreement (the "First Lien Term Loan"). The First Lien Term Loan was initially amended as of August 15, 2014 to include a change in the interest rate as a result of syndication. The First Lien Term Loan has an original issue discount of 1.0% and matures in July 2020.

        On September 29, 2016, the First Lien Term Loan was amended further to principally allow for an incremental term loan borrowing of $75.0 million, which was funded on October 3, 2016, and to change interest rates, debt service obligations and priority among the First Lien Term Loan lenders. The amendment created tranches within the First Lien Term Loan to delineate terms as follows:

  B-1 Term Loan

        The B-1 Term Loan carried an outstanding principal balance of $123.6 million and $123.0 million as of September 29, 2016 and December 31, 2016, respectively. Interest accrues at either (at Preferred Proppants' option) LIBOR plus 5.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (with a base rate floor of 2.0%), and is payable quarterly. As of December 31, 2016, the interest rate was 6.75%. The B-1 Term Loan requires quarterly principal payments of $0.3 million.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

  B-2 Term Loan

        The B-2 Term Loan carried an outstanding principal balance of $220.2 million and $227.9 million as of September 29, 2016 and December 31, 2016, respectively. Interest accrues at either (at Preferred Proppants' option) LIBOR plus 7.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 6.75% (with a base rate floor of 2.0%), and is payable quarterly. As of December 31, 2016, the interest rate was 8.75%. Preferred Proppants may elect to defer interest as paid-in-kind on the fixed spread of 7.75% or 6.75% through September 30, 2017. Thereafter, Preferred Proppants will defer interest of 2.0% as paid-in-kind through maturity. For the year ended December 31, 2016, Preferred Proppants capitalized non-cash paid-in-kind interest expense of $7.6 million into the principal amount of the B-2 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations. The B-2 Term Loan has an amortization holiday through September 30, 2017 with quarterly principal payments of $0.6 million being required thereafter. The B-2 Term Loan is pari-passu with the B-1 Term Loan.

  B-4 Term Loan

        The B-4 Term Loan represents $37.5 million of the $75.0 million incremental borrowing and carried an outstanding principal balance of $38.9 million as of December 31, 2016. Interest on the B-4 Term Loan accrues at 15% and is paid-in-kind through maturity. The initial borrowing and 6.75% of the fixed interest rate (the "B-4 Senior Interest") are pari-passu with the B-1 and B-2 Term Loans. The remaining 8.25% of the fixed interest rate (the "B-4 Junior Interest") is subordinate to B-1, B-2 and B-4 Term Loans and the B-4 Senior Interest and is senior to the B-5 Term Loan. For the year ended December 31, 2016, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $1.4 million into the principal amount of the B-4 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations. No amortization payments are required on the B-4 Term Loan.

  B-5 Term Loan

        The B-5 Term Loan represents $37.5 million of the $75.0 million incremental borrowing and carried an outstanding principal balance of $38.9 million as of December 31, 2016. Interest on the B-5 Term Loan accrues at 15% and is paid-in-kind through maturity. For the year ended December 31, 2016, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $1.4 million into the principal amount of the B-5 Term Loan, which is reflected in interest expense in the accompanying consolidated statement of operations. No amortization payments are required on the B-5 Term Loan.

        Prior to the amendment on September 29, 2016, interest accrued at either (at Preferred Proppants' option) LIBOR plus 5.75% (with a LIBOR floor of 1.0%) or at a base rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 4.75% (with a base rate floor of 2.0%), and is payable quarterly. As of December 31, 2015, the interest rate was 6.75%. Quarterly principal payments of $0.9 million were required.

        The First Lien Term Loan requires certain other mandatory payments based on excess cash flow or proceeds from asset sales. Preferred Proppants may voluntarily prepay principal amounts outstanding or

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

reduce commitments under the First Lien Term Loan at any time upon proper notice and subject to certain limitations as to minimum amounts of prepayments.

        The First Lien Term Loan requires that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature which Preferred Proppants complied with as of December 31, 2016 and 2015. The First Lien Term Loan restricts Preferred Proppants from paying dividends to Intermediate Holdings, and generally restricts Intermediate Holdings from repurchasing its common stock, unless in each case no default shall have occurred and Preferred Proppants has satisfied certain conditions. Further, the First Lien Term Loan restricts or limits, among other things, subject to certain exceptions, the ability of Preferred Proppants and its subsidiaries to: (i) incur indebtedness, (ii) enter into mergers and acquisitions and asset sales, and (iii) incur or create liens. The First Lien Term Loan contains various representations and warranties and may be terminated upon occurrence of certain events of default. The First Lien Term Loan also contains cross default provisions tied to the terms of any debt with a principal balance over $10.0 million (which includes the Second Lien Term Loan and ABL Facility).

        The First Lien Term Loan is secured, subject to certain priorities and limitations in the various agreements, by perfected security interests in substantially all the assets of Preferred Proppants and guaranteed by the Guarantors, pursuant to an Agreement of Guaranty and Suretyship dated as of July 31, 2014 (the "First Lien Term Loan Guaranty Agreement") and Security Agreement dated as of July 31, 2014 ("Security Agreement"). The Guarantors pledged assets include, among other things, accounts receivable, equipment, inventory, and certain other tangible and intangible assets. Also, the First Lien Term Loan is secured by a pledge of interests in all of the stock and other equity interests owned by the Guarantors (excluding certain property defined in the Security Agreement).

Second Lien Notes

        On July 31, 2014, Preferred Proppants issued second lien floating rate notes in the amount of $300.0 million under an Indenture (the "Second Lien Notes") with Intermediate Holdings and its subsidiaries as guarantors (the "Second Lien Guarantors). The Second Lien Notes bear interest at one-month LIBOR plus 14.0% (with a LIBOR floor of 1.0%; 15.0% as of December 31, 2016 and 2015), payable quarterly, and matures in July 2021. The Second Lien Notes have an original issue discount of 2.5%. There are no scheduled mandatory principal payments required. Preferred Proppants may elect to defer interest as paid-in-kind. For the years ended December 31, 2016 and 2015, Preferred Proppants capitalized non-cash, paid-in-kind interest expense of $58.3 million and $50.3 million, respectively, into the principal amount of the Second Lien Notes, which is reflected in interest expense in the accompanying consolidated statements of operations.

        After the fifth anniversary of the issue date, but not before July 30, 2020, Preferred Proppants shall make cash payments of the accrued original issue discount on the Second Lien Notes (including interest accrued since the issue date that was capitalized and added to the principal amount of the Second Lien Notes) at such times and in such amounts as is necessary so that the Second Lien Notes will not have "significant original issue discount" and thus not be treated as "applicable high yield discount obligations" within the meaning of Section 163(i) of the Internal Revenue Code.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

        Under the Second Lien Notes and the Intercreditor Agreement dated as of July 31, 2014 ("Intercreditor Agreement"), cash flows of Preferred Proppants must be used, (i) first, to reduce the outstanding amount of the First Lien Term Loan to zero and (ii) second, to reduce the outstanding amount of the Second Lien Notes to zero. Subject to certain conditions in the Second Lien Notes, the balance of the Second Lien Notes can, or will be, reduced from proceeds from asset sales of Preferred Proppants. Voluntary payments under the Second Lien Notes otherwise will be subject to call premiums that step down to zero over a four-year period.

        The Second Lien Notes are fully and unconditionally guaranteed on a joint and several basis by the Second Lien Guarantors, pursuant to a Security Agreement dated as of July 31, 2014 (the "Second Lien Security Agreement").

        Under the Second Lien Security Agreement and a Pledge Agreement dated July 31, 2014 ("Second Lien Pledge Agreement"), the Second Lien Guarantors have granted a second priority security interest, subject to certain priorities and limitations in the various agreements, on substantially all of their tangible and intangible assets, including the stock and other equity interests owned by the Second Lien Guarantors.

        The Second Lien Notes require that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature, including the negative covenants under the First Lien Term Loan described above, all of which Preferred Proppants complied with as of December 31, 2016 and 2015. The Second Lien Notes contain various representations and warranties and may be terminated upon occurrence of certain events of default. The Second Lien Notes also contain cross default provisions tied to the terms of any debt with a principal balance over $11.0 million (which includes the First Lien Term Loan and ABL Facility).

        In connection with the Second Lien Notes, Preferred Holdings issued Class A Units and Class B Units of its equity stock to affiliates of the Second Lien Notes lenders. At the time of issuance, the amount of Class A Units issued represented 37% of the outstanding Class A Units, and the amount of Class B Units issued represented 40% of the outstanding Class B Units of Preferred Holdings.

ABL Facility

        On July 31, 2014, Preferred Proppants, Intermediate Holdings and certain subsidiaries of Preferred Proppants (collectively, the "ABL Guarantors") entered into a revolving credit facility under an Amended and Restated ABL Credit Agreement (the "ABL Facility") with a maximum borrowing capacity of $30.0 million. The ABL Facility was amended and restated as of September 8, 2014 to increase the maximum borrowing capacity to $50.0 million. The ABL Facility has a revolving maturity date of July 31, 2019.

        The borrowing capacity under the ABL Facility is determined by Preferred Proppants' Eligible Receivables and Eligible Inventory (as defined). As of December 31, 2016 and 2015, Preferred Proppants had borrowing capacity of $31.0 million and $38.0 million, respectively, of which $0 and $25.0 million, respectively, were drawn. The ABL Facility also provides for issuances of standby letters of credit that upon issuance, limit the amount of borrowing under the ABL Facility. The outstanding letters of credit that reduced the borrowing capacity of the ABL Facility totaled $6.2 million and $3.7 million as of December 31, 2016 and 2015, respectively. Interest on the ABL Facility, when used,

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

accrues at either (at Preferred Proppants' option) LIBOR plus 2.5% to 3.0% (based on the undrawn availability of the ABL Facility), or at a rate equal to the highest of (i) the prime rate at the time, (ii) the federal funds rate plus 0.5%, and (iii) one-month LIBOR plus 1.0%, plus 1.5% to 2.0% (based on the undrawn availability of the ABL Facility) and is payable quarterly. The weighted-average interest rate on the ABL Facility was 2.4% as of December 31, 2015.

        Under the ABL Facility and the Intercreditor Agreements, the ABL Facility has a first priority lien on certain current assets of Preferred Proppants, including cash (except for proceeds related to First Lien Term Loan priority collateral) accounts receivable and inventories. Preferred Proppants may voluntarily prepay principal amounts outstanding, or reduce commitments under the ABL Facility, at any time, without premium or penalty, upon proper notice, and subject to certain limitations as to minimum prepayment amounts.

        The ABL Facility is fully and unconditionally guaranteed on a joint and several basis by the ABL Guarantors pursuant to an ABL Security Agreement dated as of July 31, 2014 (the "ABL Security Agreement").

        Under the ABL Security Agreement and an ABL Pledge Agreement dated July 31, 2014 (the "ABL Pledge Agreement"), the ABL Guarantors have granted a priority security interest, subject to certain priorities and limitations in the various agreements, on substantially all of their tangible and intangible assets, including the stock and other equity interests owned by the ABL Guarantors.

        The ABL Facility requires that Preferred Proppants comply with certain affirmative and negative covenants customary for financing of this nature, including the covenants under the First Lien Term Loan and Second Lien Term Loan described above, all of which Preferred Proppants complied with as of December 31, 2016. The ABL Facility contains various representations and warranties and may be terminated upon occurrence of certain events of default. The ABL Facility also contains cross default provisions tied to the terms of any debt with a principal balance over $10.0 million (which includes the First Lien Term Loan and Second Lien Notes).

Secured Customer Note

        On December 30, 2010, Preferred Proppants entered into a $4.0 million non-interest bearing note from a customer that also provided for certain sand volume and purchase price commitments. In May 2015, Preferred Proppants was relieved of its remaining $0.6 million obligation under this note as settlement for certain volume purchase commitment shortfalls under the customer's contract, which is reflected in net sales in the accompanying consolidated statement of operations for the year ended December 31, 2015.

Term Notes

        Term notes are payable in monthly installments of principal and interest ranging from $1.0 thousand to $0.1 million at interest rates from 5.2% to 8.0% per annum. The term notes mature from February 2017 through July 2020 and are collateralized by equipment. The balances outstanding as of December 31, 2016 and 2015 were $3.7 million and $6.8 million, respectively.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

8. OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consisted of the following as of December 31:

	2016	2015
Deferred revenue	$4,402	$7,184
Asset retirement obligations	6,124	5,827
Other	1,004	185

Total other long-term liabilities	$11,530	$13,196

9. CONTINGENTLY REDEEMABLE EQUITY

        The Company accounts for its KKR Credit Advisors (US) LLC (f/k/a KKR Asset Management LLC) and KKR Permitted Transferees, as defined in the Company's Operating Agreement, ("KAM") Class A and KAM Class B equity (collectively, "Contingently Redeemable Equity Interests") under the provisions of Accounting Series Release 268, SEC Comments and Interpretations ("ASR 268"), ASC 505—Equity, ASC 480—Distinguishing Liabilities from Equity and ASC 815—Derivatives and Hedging. The Company classified the Contingently Redeemable Equity Interests outside of the Members' Deficit as required by ASC 480-10-S99-3A and ASR 268, since the equity interests possessed a liquidation feature that could trigger a distribution of cash or assets not solely within the Company's control. Accordingly, these equity interests, along with the embedded conversion features, are part of temporary equity in the Company's consolidated balance sheets.

        The Company determined that the Contingently Redeemable Equity Interests, while not currently redeemable, are probable of being redeemed, as their redemption is based on the passage of time. In accordance with the Company's Operating Agreement as amended, from and after the sixth anniversary of the KAM investment date, July 31, 2014, the KAM Class A and KAM Class B majority holders shall have the right to cause the Company to repurchase the KAM Class A and or KAM Class B equity. Therefore, the redemption value is reported in accordance with the ASR 268, which states the redemption amount should be reported as the maximum redemption amount at the balance sheet date, including any dividends accrued that would be payable as of that date.

        KAM Class A members are entitled to an annual cumulative preference rate of 12.5% of unreturned capital. Any capital and preferred return payments are to be paid from any Distributable Cash or Net Capital Proceeds as defined in the Company's Operating Agreement. At its option, the Company can repurchase the Class A Units. Class A members have various other rights including, but not limited to, approval of leverage, approval of company sale, transferability and indemnification. Upon a distribution, holders of Class A Units are entitled to receive distributions up to specified preference amounts before any distributions are made to holders of Class B Units and Class B Incentive Units.

        KAM Class B members have multiple rights, including, but not limited to the following: (1) if they collectively hold at least 50% of the Class B Units, they are entitled to designate three board members (or one less than 50% of the full board, i.e. 3/7), (2) if KAM members hold at least one-third (33.3%) but less than 50% of the Class B Units, they are entitled to designate two board members, and (3) if KAM members hold at least 20% but less than one-third (33.3%) of the Class B Units, they are entitled to designate one board member. KAM Class B members also have the right, after six years

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

9. CONTINGENTLY REDEEMABLE EQUITY (Continued)

from issuance, to put back units to the Company and receive the fair market value of the Class B Units.

        On July 31, 2014, the original carrying value of the KAM Class A and KAM Class B equity was $7.0 million and $50.1 million, respectively. As disclosed in Note 7, the KAM Class A and KAM Class B equity was issued in connection with the issuance of the Second Lien Notes. At the time of issuance, the amount of KAM Class A Units issued represented 37% of the outstanding Class A Units, and the amount of KAM Class B Units issued represented 40% of the outstanding Class B Units of Preferred Holdings. In order to determine the initial carrying value of the KAM Class A and KAM Class B equity, the proceeds from the Second Lien Notes were first allocated to the Second Lien Notes based on its fair value with any residual proceeds being allocated between the KAM Class A and KAM Class B equity based on a relative fair value methodology. The Company elected to recognize changes in the redemption value immediately as they occur, which requires an adjustment to the carrying amount of the instrument equal to the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the KAM Class A and KAM Class B equity. In accordance with ASC 480, decreases in the carrying amount are recognized only to the extent that increases to the amount initially recognized in temporary equity were previously recorded. That is, the carrying amount of redeemable securities should not be lower than the initial carrying amount recognized.

        For the years ended December 31, 2016 and 2015, the redemption value for KAM Class A accreted $1.0 million and $0.9 million, respectively, in association with the 12.5% preference rate. The KAM Class A redemption values included on the Company's consolidated balance sheets are $8.9 million and $7.9 million as of December 31, 2016 and 2015, respectively. The KAM Class B redemption value included on the Company's consolidated balance sheets is $50.1 million as of December 31, 2016 and 2015. The redemption values as of December 31, 2016 and 2015 represent the maximum redemption values plus distributions payable. If the KAM Class B equity interests were redeemed effective December 31, 2016 and 2015, the fair value of the redemption obligation would be $21.8 million and $13.7 million, respectively. The fair value of the KAM Class B equity was determined by applying its pro rata ownership percentage of approximately of 38% to the fair value of total equity as of each year end. The fair value of equity was determined using an option pricing model. Use of this valuation methodology requires that the Company make assumptions as to the expected volatility, the expected term, and the risk free interest. As of December 31, 2016, the fair value of equity was calculated with an expected volatility of 80%, an expected term of 3.6 years, and a 0.77% risk free interest rate. As of December 31, 2015, the fair value of equity was calculated with an expected volatility of 50%, an expected term of 5.6 years, and a 1.83% risk free rate. As of December 31, 2016 and 2015, there were 592 and 8,812 of KAM Class A and KAM Class B units outstanding, respectively.

10. MEMBERS' DEFICIT

        The Company is a limited liability company and is treated as a partnership for U.S. tax purposes. As of December 31, 2016, the Company had two equity classifications, non-voting Class A Units and Class B Units.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

10. MEMBERS' DEFICIT (Continued)

Class A Units

        Class A members are entitled to an annual cumulative preference rate of 12.5% of unreturned capital. Any capital and preferred return payments are to be paid from any Distributable Cash or Net Capital Proceeds as defined in the Company's Operating Agreement. At its option, the Company can repurchase the Class A Units. Class A members have various other rights including, but not limited to, approval of leverage, approval of company sale, transferability and indemnification. Upon a distribution, holders of Class A Units are entitled to receive distributions up to specified preference amounts before any distributions are made to holders of Class B Units and Class B Incentive Units.

        Non-KAM Class A units outstanding as of December 31, 2016 and 2015 were 1,008. No units were issued and no distributions were made during those periods to Class A members.

Class B Units

        Class B members are entitled to Cash Distributions and Net Capital Proceeds as defined in the LLC Agreement after Class A members are paid in full as described above.

        Non-KAM Class B units outstanding as of December 31, 2016 and 2015 were 12,557. No units were issued and no distributions were made during those periods to Class B members.

11. FAIR VALUE ACCOUNTING

Fair Value Option

        GAAP permits the measurement of selected eligible financial instruments at fair value. Under the fair value accounting guidance, an entity has the irrevocable option to elect, on an instrument-by-instrument basis, to measure certain financial assets and liabilities at fair value at inception of the instrument and thereafter, with any changes in fair value recorded in current period earnings.

        On July 31, 2014, the Company elected the fair value option for its First Lien Term Loan, Second Lien Notes and ABL Facility, which were amended on September 29, 2016 (refer to Note 7). Electing the fair value option allowed the Company to eliminate the burden of complying with the requirements for derivative accounting. Since the First Lien Term Loan, Second Lien Notes and the ABL Facility for which the Company elected the fair value option were priced using unobservable market data in the institutional markets, they are classified as Level 3 of the fair value hierarchy.

Fair Value Measurement

        GAAP establishes a hierarchy to measure financial instruments at fair value which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect the Company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The hierarchy defines three levels of inputs that may be used to measure fair value:

  Level 1—Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11. FAIR VALUE ACCOUNTING (Continued)

  Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

  Level 3—Unobservable inputs that reflect the entity's own assumptions about the assumptions market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

        The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the years ended December 31, 2016 and 2015.

Other Financial Instruments

        The Company considers cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, customer deposits, term notes, and capital lease obligations to be financial instruments. The estimated fair values of these instruments approximate their carrying amounts.

Assets Measured at Fair Value on a Non-Recurring Basis

        The tables below present the Company's long-lived assets and goodwill evaluated for impairment and measured at fair value on a non-recurring basis for the years ended December 31, 2016 and 2015, aggregated by level in the fair value hierarchy within which those estimates fall.

		Fair Value Measurement at Reporting Date Using
	Carrying Value Prior to Impairment Loss	Significant Unobservable Inputs (Level 3)	Impairment Loss
Year Ended December 31, 2016
Abandonment of construction projects	$1,292	$—	$1,292
Property, plant and equipment, net—Bloomer	8,765	—	8,765
Leasehold interest in sand reserves—Bloomer	2,189	—	2,189

Total	$12,246	$—	$12,246

Year Ended December 31, 2015
Abandonment of construction projects	$23,969	$14,770	$9,199
Goodwill	20,385	—	20,385
Leasehold interest in sand reserves—Auburn	1,589	—	1,589

Total	$45,943	$14,770	$31,173

        Management estimates the fair value of the Company's long-lived assets in connection with reviewing these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, using estimates, assumptions, and judgments regarding such events or circumstances.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11. FAIR VALUE ACCOUNTING (Continued)

Liabilities Measured at Fair Value on a Recurring Basis

        The table below presents the Company's liabilities measured at fair value on a recurring basis for the years ended December 31, 2016 and 2015, aggregated by level in the fair value hierarchy within which those estimates fall.

	Fair Value Measurement at Reporting Date Using Significant Unobservable Inputs (Level 3)	Gain (loss) Recognized from Changes in Fair Value for the Years Ended December 31
Year Ended December 31, 2016
First Lien Term Loan and Second Lien Notes	$529,668	$(143,201)
ABL Facility	—	(1,978)

Total	$529,668	$(145,179)

Year Ended December 31, 2015
First Lien Term Loan and Second Lien Notes	$245,182	$392,345
ABL Facility	23,022	1,978
Other liabilities	590	898

Total	$268,794	$395,221

        The following table summarizes the changes in liabilities measured at fair value for which the Company has used Level 3 inputs to determine fair value. There were no transfers in or out of Level 3 liabilities during the years ended December 31, 2016 and 2015.

	Level 3 Liabilities at Fair Value
	First Lien Term Loan	Second Lien Notes	ABL Facility	Other Liabilities	Total Liabilities at Fair Value
Balance, January 1, 2015	$310,035	$280,686	$—	$—	$590,721
Issuances(1)	—	—	30,348	1,589	31,937
Principal payments	(3,500)	—	(5,348)	—	(8,848)
Paid-in-kind interest	—	50,306	—	—	50,306
Settlements, net	—	—	—	(101)	(101)
Change in fair value	(118,968)	(273,377)	(1,978)	(898)	(395,221)

Balance December 31, 2015	187,567	57,615	23,022	590	268,794
Issuances	75,000	—	6,100	—	81,100
Principal payments	(2,379)	—	(31,100)	—	(33,479)
Paid-in-kind interest	10,377	58,287	—	—	68,664
Settlements, net	—	—	—	(590)	(590)
Change in fair value	107,087	36,114	1,978	—	145,179

Balance, December 31, 2016	$377,652	$152,016	$—	$—	$529,668

(1)
The First Lien Term Loan and the Second Lien Notes were issued net of debt discounts of $3.5 million and $7.5 million, respectively. The debt discount on the First Lien Term Loan and Second Lien Notes

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11. FAIR VALUE ACCOUNTING (Continued)

  are factored into the determination of the fair value of long-term debt due to the Company's election of the fair value option on July 31, 2014.

        Qualitative information regarding the fair value measurements for Level 3 financial instruments is as follows:

As of December 31, 2016
	Method	Inputs
First Lien Term Loan	Income and Market Approaches	External market comparables; management assumptions regarding market trends or other relevant factors; shadow-rating discount rate of 11.4% to 21.6%
Second Lien Notes	Market Approach and Black-Scholes Option Pricing Model	External market comparables; risk-free interest rate of 0.77% and expected volatility of 80%

As of December 31, 2015
	Method	Inputs
First Lien Term Loan	Income and Market Approaches	External market comparables; management assumptions regarding market trends or other relevant factors; shadow rating discount rate of 24.1% to 29.3%; WACC discount rate of 28.0% to 32.5%
Second Lien Term Loan	Market Approach and Black-Scholes Option Pricing Model	External market comparables; risk-free interest rate of 1.83% and expected volatility of 50%
ABL Facility	Income Approach	Management assumptions regarding market trends or other relevant factors; discount rate of 6.1% to 7.2%
Other liabilities	Market Approach	External market comparables; probability weighted exercise scenarios

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

12. INCOME TAXES

        Income (loss) before income tax benefit (expense) includes the following components:

	2016	2015
United States	$(288,736)	$272,343
Foreign	1,349	8,863

Total	$(287,387)	$281,206

        The components of income tax benefit (expense) as follows for the years ended December 31:

	2016	2015
Current provision:
State	$5	$(116)

	5	(116)

Deferred provision:
State	62	(315)

	62	(315)

Total	$67	$(431)

        The provision for income tax differs from the benefit (expense) that would be obtained by applying statutory rates as a result of the following during the years ended December 31:

	2016	2015
Expected income taxes at Canadian statutory rate of 27%	$(358)	$(2,069)
Expected income taxes at Texas statutory rate of 0.75%	718	(847)
Permanent differences	(674)	808
Provision to return and other adjustments	1	1,423
Valuation allowance	358	188
Other differences	22	66

Net income tax (benefit) expense	$67	$(431)

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

12. INCOME TAXES (Continued)

        A future income tax liability has been recognized on temporary differences, which consisted of the following during the years ended December 31:

	2016	2015
Mineral reserves	$(10,847)	$(9,520)
Property, plant and equipment	(1,362)	(1,108)
Prepaid expenses and other current assets	25	29
Asset impairment charges	19,634	19,063
Intangible assets	238	231
Net operating losses	4,862	4,160
Valuation allowance	(12,651)	(13,019)

Net deferred tax liability	$(101)	$(164)

        The components of the net future income tax liability were as follows as of December 31:

	2016	2015
Deferred tax asset (liability):
Long-term: State	$(101)	$(164)
Long-term: Foreign	12,651	13,019

	12,550	12,855
Valuation allowance	(12,651)	(13,019)

Net deferred tax liability	$(101)	$(164)

        Net deferred tax assets have been reduced by a valuation allowance of $12.7 million and $13.0 million as of December 31, 2016 and 2015, respectively. After consideration of all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations, the Company believes it is more likely than not that they will not be able to utilize their Canadian net deferred tax assets. As a result, the Company has recorded a full valuation allowance against its deferred tax assets. The gross amount of the Canadian net operating loss of $24.2 million will expire in 2032 if not utilized by the Company.

	2016	2015
Beginning balance	$13,019	$16,580
Charged to cost and expenses	—	—
Deductions	(368)	(3,561)

Ending balance	$12,651	$13,019

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

12. INCOME TAXES (Continued)

        The Company's net long-term deferred liability is as follows as of December 31:

	2016	2015
State deferred tax liability: Texas	$(101)	$(164)

        The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2016 and 2015, the Company had no unrecognized income tax benefits. As of December 31, 2016, Preferred Sands of Canada, ULC is under audit by the Canada Revenue Agency for the 2012, 2013, 2014, and 2015 tax years. The Company cannot predict the timing or outcome of these audits.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases and Royalty Agreements

        Future minimum lease payments for non-cancelable equipment, other lease agreements, and royalty agreements with a term greater than one year are as follows for the year ending December 31, 2016:

	Rail Cars	Other Leases	Royalty Commitments
2017	$8,254	$1,767	$245
2018	5,524	1,622	245
2019	2,088	1,217	245
2020	98	1,178	135
2021	—	623	135
Thereafter	—	5,322	2,160

Total	$15,964	$11,729	$3,165

        Total lease expense for railcar equipment was approximately $13.4 million and $16.9 million for the years ended December 31, 2016 and 2015, respectively, and is recorded within cost of goods sold in the accompanying consolidated statement of operations.

        Other leases include minimum lease payments related to utilities, transloading, and other transportation agreements, as well as office equipment and terminal facilities, all in connection with the Company's daily operations. Total other lease expense was $2.1 million for the years ended December 31, 2016 and 2015.

        The Company maintains certain royalty agreements related to the extraction of sand in Arizona, Nebraska, and Wisconsin, of which several agreements require minimum payments if minimum volumes are not extracted on an annual basis. The actual amounts paid will differ based on the volume of extracted sand. Royalty expense was approximately $0.7 million and $1.3 million for the years ended December 31, 2016 and 2015, respectively, and is included in cost of goods sold in the accompanying consolidated statement of operations.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

13. COMMITMENTS AND CONTINGENCIES (Continued)

Employment Agreements

        Certain of the Company's executives are parties to employment agreements that provide compensation and other benefits. The agreements also provide for severance payments under certain circumstances. Additionally, the Company provides for severance payments in certain termination agreements with other employees in the normal course of business. The Company incurred $0.5 million and $0.6 million in severance obligations for the years ended December 31, 2016 and 2015, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statement of operations. Severance obligations were paid in full during the years ended December 31, 2016 and 2015.

Other Agreements

        The Company participates in mining agreements with the Wisconsin municipalities of Cooks Valley and Auburn that contain property value guarantees for certain property owners in proximity to each mine which expire in 2017 and 2029, respectively. The guarantees cover any loss of property value due to mining operations and are based on the tax-assessed or appraised fair market value of each property plus a mark-up based on when the property is listed for sale. The guarantees are variable in nature; however, the Company has estimated the maximum obligation to be $9.5 million, at inception, to the extent all the properties were listed for sale. In certain cases, the terms of the guarantee may require the Company to purchase the property if the property owner is unable to consummate a sale to a third party, which could be used by the Company to recover all or a portion of the amounts paid under the guarantee. In January 2016, the Company terminated its Auburn mining agreement, which cancelled the guarantees for related properties not listed for sale. In aggregate, the Company has made payments to property owners of $0.5 million in settlement of five guarantees as of December 31, 2016. For the years ended December 31, 2016 and 2015, the total carrying values of the property value guarantee liabilities are $0.2 million and $0.8 million, respectively, which are included in other long-term and current liabilities in the accompanying consolidated balance sheets.

Environmental and Legal Liabilities

        The Company may be subject to various claims and legal proceedings that arise from time to time in the ordinary course of its business, including environmental remediation, regulatory compliance, and commercial matters. While the Company intends to defend vigorously its position and cannot predict the outcome of these ongoing legal proceedings, an adverse outcome in any of these proceedings could have a material effect on the Company's current and future financial position, results of operations, or cash flows.

        In view of the inherent difficulty in predicting the outcome of these various claims and legal proceedings, unless specified otherwise below, the Company is unable to predict the outcome of these matters or the ultimate legal and financial liability, and at this time cannot reasonably estimate the possible loss or range of loss. Accordingly, there are claims and legal proceedings in which the Company is involved where a loss is reasonably possible in future periods and for which the Company has not accrued a related liability since the Company is unable to estimate the amount. In addition, it is reasonably possible that a future loss could exceed the related accrued liability and could have a

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

13. COMMITMENTS AND CONTINGENCIES (Continued)

material adverse effect on the Company's current and future financial position, results of operations, or cash flows.

Litigation

        In September 2015, a sand supplier filed a complaint against the Company alleging breach of contract and failure to meet contractual volume purchase commitments under a supply contract. In October 2016, the Company reached a settlement with the sand supplier whereby the Company paid $4.1 million in full and final satisfaction of all outstanding claims in litigation. The Company recognized charges of $3.5 million and $0.6 million, respectively, which are included in other expenses, net in the accompanying consolidated statements of operations for the years ended December 31, 2016 and 2015.

        In February 2015, the Office of Navajo and Hopi Indian Relocation ("ONHIR") issued a cease and desist letter to the Company alleging it holds mineral rights related to certain mining acreage the Company leases in Arizona. In May 2016, the Company reached a settlement with ONHIR whereby the Company agreed to pay $0.7 million in exchange for exclusive surface rights to the disputed mining acreage for a period of fifteen years. Accordingly, the Company recorded an intangible asset of $0.7 million, which is included in intangible assets, net in the accompanying consolidated balance sheets as of December 31, 2016, representing a reversal of a charge recognized in other expenses, net in the accompanying consolidated statement of operations during the year ended December 31, 2015. The unpaid liability is included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2016 and 2015.

        In November 2014, the Company filed a claim against a customer for failure to comply with contractual purchase obligations. The customer filed a counterclaim against the Company claiming damages in connection with disputes relating to a sand supply agreement, alleging the Company had resold sand originally purchased by the customer and to refute the Company's claim. In November 2016, the Company reached a settlement with the customer whereby the Company agreed to supply a maximum quantity of sand to the customer on demand by December 31, 2018 in full and final satisfaction of all outstanding claims in litigation. The Company has estimated a total liability of $1.8 million and $2.2 million in connection with this dispute as of December 31, 2016 and 2015, respectively, for which the current estimate reflects the cost to manufacture and deliver the product to the customer under the terms of the settlement. The liability is included in accrued liabilities in the accompanying consolidated balance sheets.

Tax Matters

        In November 2013, the Company received a ruling from a state revenue department in response to a taxpayer information ruling request to determine the tax status of gross receipts of the Company's legal entities in that state. Although the Company did not agree with the taxpayer information ruling, a tax liability reflective of the ruling (including penalties and interest) of $2.9 million was recorded as the Company had not formalized its tax position and the related tax returns for the legal entities had yet to be filed. During 2015, the Company identified the legal entities to the state and filed tax returns with a tax position that varied from the taxpayer information ruling, resulting in a tax payment of $0.8 million and reversal of expense accrued of $2.0 million, which is included in other income, net in the

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

13. COMMITMENTS AND CONTINGENCIES (Continued)

accompanying consolidated statement of operations for the year ended December 31, 2015. The Company believes current case law supports its position.

Other Legal Proceedings

        Proceedings similar to those described above may also be brought in the future. Additionally, the Company is involved in, or has been involved in, arbitrations or various other legal proceedings that arise from the normal course of the Company's business. The Company cannot predict the timing or outcome of these claims and other proceedings. Currently, the Company is not involved in any other legal proceedings that it expects to have a material effect on its business, financial condition, results of operations, or cash flows.

14. 401(K) RETIREMENT PLAN AND EMPLOYEE INCENTIVE PLANS

401(k) Retirement Plan

        The Company maintains a 401(k) retirement plan which covers substantially all full-time employees. The Company matches 100% of a participant's deferred compensation up to 5% of gross compensation with a maximum of $5 thousand per employee. The plan provides for partial vesting in equal portions over the first five years of employment. Employee contributions are immediately vested in full. Retirement plan expense for the years ended December 31, 2016 and 2015 was $0.7 million and $0.9 million, respectively.

Phantom Equity Plan

        In December 2015, NavPort established the Phantom Equity Plan to recruit personnel and provide an incentive to its employees. The Phantom Equity Plan is unfunded and grants awards (the "Phantom Units") to employee-participants. Vesting is 100% upon the grant of each Phantom Unit. The Phantom Units do not represent equity in NavPort. Upon a liquidity event, as defined, each Phantom Unit will be valued as an equity equivalent up to certain threshold amounts to be paid to each participant. Phantom Units are forfeited for employees whose employment is terminated prior to a liquidity event. In July 2016, NavPort was divested (see Note 16) prior to granting Phantom Units to employee-participants. Accordingly, no Phantom Units were awarded and no compensation expense was recorded. The Phantom Equity Plan was terminated upon divestiture.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

14. 401(K) RETIREMENT PLAN AND EMPLOYEE INCENTIVE PLANS (Continued)

Restricted Awards

        In April 2015, NavPort issued restricted unit awards to employees and a third-party, which represents the non-controlling interest in the Company. The following summarizes the awards granted, vested and forfeited for the years ended December 31:

	Number of Awards	Grant-Date Weighted- Average Fair Value/Unit
Granted	307,663	$0.39
Vested	(61,028)	0.47
Forfeited	(22,166)	0.36

Unvested at December 31, 2015	224,469	0.37
Granted	—	—
Vested	(61,918)	0.41
Forfeited	(162,551)	0.36

Unvested at December 31, 2016	—	$—

        The grant-date fair value of the awards was calculated with an expected volatility of 50%, a three-year term until liquidation and a 0.87% risk-free interest rate.

        The Company recognized less than $0.1 million of unit-based compensation expense and capitalized labor towards the development of internal-use software for the years ended December 31, 2016 and 2015, respectively. In July 2016, NavPort was divested (see Note 16) and all employee restricted unit awards were forfeited and cancelled in exchange for cash bonuses associated with the divestiture totaling $1.3 million, which is included in other income, net in the accompanying consolidated statement of operations. All previously recognized compensation expense and capitalized labor for the employees was reversed on the date of divestiture. The third-party received less than $0.1 million of proceeds from disposition of the subsidiary. As of December 31, 2016, there was no unrecognized compensation expense related to these restricted unit awards and no awards were outstanding.

Management Profits Interests Plan—Class B Incentive Units

        On September 18, 2012 the Company executed a Management Profits Interests Plan ("MPIP") which was subsequently amended on October 31, 2014. The MPIP terminates on September 18, 2022. The MPIP grants incentive interests in the form of non-voting Class B Incentive Units to key employees and directors of the Company. Vesting is stated in each participants' award agreement and is based on providing service over a three-year period from the grant date. Unvested units are forfeited generally upon termination of employment. Certain of the Class B Incentive Units have Profits Interest Hurdles, as defined, ranging from $0 to $225 million. The vesting of Class B Incentive Units is subject to acceleration at the time of a Net Capital Proceeds, as defined, event.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

14. 401(K) RETIREMENT PLAN AND EMPLOYEE INCENTIVE PLANS (Continued)

        The Class B Incentive Unit holders participate only in distributions of Net Capital Proceeds, as defined, the performance condition affecting exercisability for all units, above the Profits Interest Hurdles, as applicable. As of December 31, 2016, a Net Capital Proceeds event is not probable of occurring; therefore, no compensation expense has been recorded. The Company will record compensation expense once a Net Capital Proceeds event becomes probable. The following table presents information relative to the MPIP.

	Number of Units	Grant-Date Weighted- Average Fair Value/Unit
Unvested at January 1, 2015	1,962	$1,544
Granted	—	—
Vested	(653)	1,678
Forfeited	(128)	1,747

Unvested at December 31, 2015	1,181	$1,447
Granted	—	—
Vested	(603)	1,561
Forfeited	(198)	1,388

Unvested at December 31, 2016	380	$1,297

        The grant-date fair value of the awards was calculated with an expected volatility of 40% to 45%, a three-year term until liquidation, a risk-free interest rate of 0.36% to 1.04% and an expected forfeiture rate of 0%. As of December 31, 2016, total compensation expense not yet recognized was $3.0 million, of which $0.4 million relates to unvested units with a weighted average remaining service period of 0.8 years.

Executive Transaction Bonuses

        Certain Change in Control Agreements were entered into with key employees on October 31, 2014. The bonuses entitle participants to a percentage of the Net Capital Proceeds, as defined, distributed to Class B Members during a liquidity event up to a certain maximum bonus amount. These bonuses do not represent membership interests in the Company. Bonuses vest equally over three years from the grant date as a service condition. Vesting is accelerated upon the occurrence of a sale of the Company, as defined. Unvested bonuses are forfeited if an employee is terminated for any reason. Payment under the bonus agreements is entirely contingent upon the occurrence of a sale of the Company. As of December 31, 2016 and 2015, bonuses of up to $9.1 million, are eligible to be paid should an event occur.

Long Term Incentive Plan

        On January 1, 2012, as amended on January 7, 2013, Preferred Proppants established the Long Term Incentive Plan to incentivize senior management and other key employees in the Company. The Long Term Incentive Plan is unfunded and available only to Eligible Employees, as defined.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

14. 401(K) RETIREMENT PLAN AND EMPLOYEE INCENTIVE PLANS (Continued)

Participation ends when all benefits have been paid, when the employee is terminated from the Company, or when the employee is removed from the Long Term Incentive Plan by the compensation committee at its sole direction. The value of each share is determined by a formula based on the financial performance of the Company, and vesting is 100% upon the grant of each share award. Vested share awards are payable in cash upon a change in control, as defined, or death or disability of a participant. Incentive awards of 5,977 were granted to participants during 2015. As a change of control is not currently probable of occurring, no compensation expense has been recorded. Awards of 225 and 450 for 2016 and 2015, respectively, were forfeited by employees who are no longer employed by the Company. On June 2, 2016, the Long Term Incentive Plan was terminated, which resulted in the forfeiture of 12,399 of outstanding awards as of the date of termination.

Long Term Incentive Bonus Plan and Management Incentive Bonus Plan

        The Long Term Incentive Bonus Plan ("LTIBP") and the Management Incentive Bonus Plan ("MIBP") were established on June 2, 2016 and provide participants units in a plan pool. Under the LTIBP, the aggregate amount of the plan bonuses payable to holders of the units will be 1.0% of the Net Capital Proceeds from a Company Sale, as defined, distributable to all Class B Members of the Company during a Company Sale, as defined. Under the MIBP, the aggregate amount of bonuses payable will be (i) 4.0575% of debt proceeds plus (ii) 4.0575% of Net Capital Proceeds distributable to Class B Members of the Company during a Company Sale, as defined. All units are forfeited if a participant's employment is terminated for any reason before a Company Sale. The requisite service is from grant date until completion of a Company Sale. Bonus payments are paid within thirty business days following the effective date of the Company Sale. No equity interest in the Company is awarded under this plan. As of December 31, 2016, no units have been issued under either of these plans.

15. RELATED PARTY TRANSACTIONS

        In connection with the July 31, 2014 refinancing, the Company issued Class A and B units of its equity to affiliates of certain First Lien Term Loan and Second Lien Notes lenders (Note 7). The Company paid $0.3 million in transaction costs on the lenders' behalf for the year ended December 31, 2016 related to the September 29, 2016 amendments, which is included in other expenses, net in the accompanying consolidated statement of operations.

        The Company provides accounting, legal and human resource shared services to certain entities under common ownership and recognized $0.1 million of shared services income for the year ended December 31, 2016, which is included in other income, net in the accompany consolidated statements of operations. As of December 31, 2016, shared services fees of $16 thousand due from these entities are included in accounts receivable, net in the accompanying consolidated balance sheets.

16. DIVESTITURES

        In July 2016, the Company divested a subsidiary, NavPort, that generated net proceeds of $9.8 million resulting in a gain of $8.1 million, which is reflected in other income, net in the accompanying consolidated statement of operations for the year ended December 31, 2016. This divestiture did not represent a strategic shift and therefore is not presented as discontinued operations in the consolidated statement of operations. Additional contingent proceeds of $1.6 million will be recognized when received.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

17. SEGMENT INFORMATION

        The Company manages operations through two reportable segments, Sand and Coated Technology. The Company manages its Sand and Coated Technology segments as components of an enterprise for which discreet financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance.

        The Sand segment provides various grades of sand for its customers in the hydraulic fracturing industry for use as a proppant to permit the flow and enhance the recovery rates of hydrocarbons in oil and gas wells. The Sand segment produces sand principally through three plants.

        The Coated Technology segment produces higher crush resistant proppants and other coated technology that provides for increased frac volume that reduces water saturation within the well. The Coated Technology segment produces coated sand products principally through two plants.

        The Company evaluates segment performance on Segment Contribution Margin, which is defined as net sales less cost of goods sold that are directly attributable to each business segment. Segment Contribution Margin does not include certain operating costs directly or indirectly associated with the operations of each business segment, such as depreciation, depletion and amortization, selling, general and administrative expenses and other costs. Segment Contribution Margin is a key metric that is used by the chief operating decision maker in evaluating business performance providing a measure that the Company believes reflects its core operating performance and is one of the bases of comparing operating performance with other competitor companies. Segment Contribution Margin is useful to measure and evaluate operating performance; however, it should not be considered an alternative to the Company's reported GAAP results, as there are limitations in using such financial measures. Other companies in the industry may define Segment Contribution Margin differently than the Company, and as a result, it may be difficult to use Segment Contribution Margin, or similarly-named financial measures, that other companies may use to compare the performance of these companies to the Company's performance. The Company records certain transactions between its Sand and Coated Technology segments as intersegment activity, which are eliminated in consolidation.

        NavPort, which provided software solutions to the mining industry, was sold in July 2016. Prior to the sale, NavPort met the requirements for disclosure of a reportable segment. As such, the data for NavPort is classified as "Other" in the segment financial disclosure.

        Asset information is not accounted for at the segment level and consequently is not reviewed or included within the Company's internal management reporting. Therefore, the Company has not disclosed asset information for each reportable segment.

        The Sand segment has two customers that accounted for approximately 37% of its net sales for the years ended December 31, 2016 and 2015. The Coated Technology segment has two customers that accounted for approximately 20% and 21% of its net sales for the year ended December 31, 2016 and 2015, respectively.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

17. SEGMENT INFORMATION (Continued)

        The following represents selected information for the Company's reportable segments for the years ended December 31:

	2016	2015
Net sales:
Sand	$139,017	$279,976
Coated Technology	31,427	57,846
Other	1,368	1,602

Total net sales	171,812	339,424
Contribution margin:
Sand	13,168	55,804
Coated Technology	(2,789)	6,849
Other	1,113	1,314

Total segment contribution margin	11,492	63,967
Reconciliation of segment contribution margin to net (loss) income:
Selling, general and administrative expenses	(23,315)	(34,445)
Depreciation, depletion and amortization	(32,256)	(37,296)
Impairment of goodwill, long-lived assets and intangibles	(12,246)	(31,173)
Other expenses, net	(9,839)	(1,909)
Interest expense, net of capitalized interest	(86,883)	(74,729)
Change in fair value of debt	(145,179)	394,323
Other income, net	10,839	2,468
Income tax benefit (expense)	67	(431)

Net (loss) income	$(287,320)	$280,775

        The following represents the segment net sales by geography for the years ended December 31:

	2016	2015
Net sales:
United States	$142,348	$299,285
Canada	29,464	40,139

Total net sales	$171,812	$339,424

        The following represents the segment property, plant and equipment by geography as of December 31:

	2016	2015
Property, plant and equipment:
United States	$179,482	$212,431
Canada	6,148	6,440

Total property, plant and equipment	$185,630	$218,871

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

18. PARENT COMPANY FINANCIAL STATEMENTS

        The condensed parent company only financial statements of Preferred Holdings have been prepared in accordance with Regulation S-X Rule 12-04, Condensed Financial Information of Registrant, as the restricted net assets of the consolidated subsidiaries of Preferred Holdings (as defined in Regulation S-X Rule 5-04) exceed 25% of the consolidated net assets of the Company. The ability of the Company's operating subsidiaries to pay dividends is substantially restricted under the terms of the First Lien Term Loan, Second Lien Notes and ABL Facility.

PREFERRED PROPPANTS HOLDINGS, LLC
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

	December 31,
	2016	2015
	(in thousands)
Assets
Current assets:
Cash	$—	$—
Prepaid expenses and other current assets	—	45

Total current assets	—	45
Investment in subsidiaries	—	31,723

Total assets	$—	$31,768

Liabilities and Deficit
Current liabilities:
Accrued liabilities	$45	$—

Total current liabilities	45	—

Total liabilities	45	—

Contingently redeemable equity:
Class A—592 units authorized, issued and outstanding as of December 31, 2016 and December 31, 2015	8,945	7,949
Class B—8,812 units authorized, issued and outstanding as of December 31, 2016 and December 31, 2015	50,069	50,069

Total contingently redeemable equity	59,014	58,018
Members' deficit	(54,099)	(21,290)
Accumulated other comprehensive loss	(4,960)	(4,960)

Total deficit	(59,059)	(26,250)

Total liabilities, contingently redeemable equity and Members' deficit	$—	$31,768

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

18. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

PREFERRED PROPPANTS HOLDINGS, LLC
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,
	2016	2015
	(in thousands)
Revenue	$—	$—
Operating expenses:
Selling, general and administrative expenses	184	230

Total operating expenses	184	230

Loss from operations	(184)	(230)
Equity in (loss) earnings from subsidiaries	(31,629)	37,006

Net (loss) income	(31,813)	36,776
Accretion of contingently redeemable equity	(996)	(883)

Net (loss) income attributable to Preferred Proppants Holdings, LLC	(32,809)	35,893

Other comprehensive loss:
Foreign currency translation adjustment	—	(4,960)

Other comprehensive loss	—	(4,960)

Comprehensive (loss) income	$(32,809)	$30,933

PREFERRED PROPPANTS HOLDINGS, LLC
(PARENT COMPANY ONLY)
STATEMENTS OF CONTINGENTLY REDEEMABLE EQUITY, MEMBERS' DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(in thousands)

	CONTINGENTLY REDEEMABLE EQUITY			DEFICIT
	Class A	Class B	Total	Members' deficit	Accumulated other comprehensive loss	Total
Balance—January 1, 2015	$7,066	$50,069	$57,135	$(57,183)	$—	$(57,183)
Net income	—	—	—	36,776	—	36,776
Accretion of contingently redeemable equity	883	—	883	(883)	—	(883)
Other comprehensive loss—foreign currency translation adjustment	—	—	—	—	(4,960)	(4,960)

Balance—December 31, 2015	7,949	50,069	58,018	(21,290)	(4,960)	(26,250)
Net loss	—	—	—	(31,813)	—	(31,813)
Accretion of contingently redeemable equity	996	—	996	(996)	—	(996)

Balance—December 31, 2016	$8,945	$50,069	$59,014	$(54,099)	$(4,960)	$(59,059)

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

18. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

PREFERRED PROPPANTS HOLDINGS, LLC
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(31,813)	$36,776
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Equity in loss (earnings) from subsidiaries	31,629	(37,006)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	45	(45)
Accrued liabilities	45	(48)

Net cash used in operating activities	(94)	(323)

Cash flows from investing activities:
Distributions from subsidiaries	94	323

Net cash provided by investing activities	94	323

Net increase in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

Notes to Condensed Financial Statements of Preferred Proppants Holdings, LLC (Parent Company Only)

        These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, except for the parent company's accounting for its subsidiaries using the equity method of accounting. In the parent company financial statements, Preferred Holdings' investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of inception. As of December 31, 2016, Preferred Holdings has an unrecorded equity loss in its subsidiaries of $255.5 million, the amount by which Preferred Holdings' share of its subsidiaries' losses together with cash distributions received from its subsidiaries exceeded the recorded cumulative equity in earnings of its subsidiaries and its initial investment. In following the equity method of accounting, Preferred Holdings' investment balance in subsidiaries was reduced to zero as of December 31, 2016. In addition, Preferred Holdings' equity in its subsidiaries' other comprehensive income that had not recorded as of December 31, 2016 was $0.9 million.

        Distributions of $0.1 million and $0.3 million were made to Preferred Holdings from its subsidiaries for the years ended December 31, 2016 and 2015, respectively.

PREFERRED PROPPANTS HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

19. SUBSEQUENT EVENTS

        In January 2017, the Company acquired land in Atascosa County, Texas for $3.1 million. Correspondingly, in February 2017, the Company executed a construction contract with a vendor to build new raw frac sand processing and storage facilities in Texas which will expand the Company's footprint in North America and provide additional production capacity, as well as geographical and cost advantages to regional customers. The total estimated construction costs are $56.7 million, of which $9.3 million has been paid.

        The Company evaluated subsequent events occurring through March 31, 2017, which is the date the accompanying consolidated financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in the accompanying consolidated financial statements.

APPENDIX A:
GLOSSARY OF TERMS

        100 mesh sand:    Sand that passes through a sieve with 60 holes per linear inch and is retained by a sieve with 140 holes per linear inch.

        20/40 mesh sand:    Sand that passes through a sieve with 20 holes per linear inch and is retained by a sieve with 40 holes per linear inch.

        30/50 mesh sand:    Sand that passes through a sieve with 30 holes per linear inch and is retained by a sieve with 50 holes per linear inch.

        40/70 mesh sand:    Sand that passes through a sieve with 40 holes per linear inch and is retained by a sieve with 70 holes per linear inch.

        API:    American Petroleum Institute.

        BNSF:    Burlington Northern and Santa Fe Railway.

        Ceramic proppant:    Artificially manufactured proppants of consistent size and sphere shape that offers a high crush strength.

        CN:    Canadian National Railway.

        Coarse mesh sand:    Sand of mesh size equal to or less than 70.

        Crush strength:    Ability to withstand high pressures. Crush strength is measured according to the pounds per square inch of pressure that can be withstood before the proppant breaks down into finer granules.

        Dry plant:    An industrial site where slurried sand product is fed through a dryer and screening system to be dried and screened in varying gradations. The finished product that emerges from the dry plant is then stored in silos before being transported to customers. Dry plants may also include a stone breaking machine and stone crusher.

        Fine mesh sand:    Sand of mesh size greater than 70.

        Frac sand:    A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas exploration and production through the process of hydraulic fracturing.

        Hydraulic fracturing:    The process of pumping fluids, mixed with granular proppants, into a geological formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock.

        ISO:    means International Organization of Standards.

        Mesh size:    Measurement of the size of a grain of sand indicating it will pass through a sieve of a certain size.

        Monocrystalline:    Consisting of a single crystal rather than multiple crystals bonded together (polycrystalline). Monocrystalline frac sand typically exhibits higher crush strength than polycrystalline sand, as these structures are more prone to breaking down under high pressures than a single crystal.

        Natural gas:    A mixture of hydrocarbons (principally methane, ethane, propane, butanes and pentanes), water vapor, hydrogen sulfide, carbon dioxide, helium, nitrogen and other chemicals that occur naturally underground in a gaseous state.

A-1

        Northern White sand:    A monocrystalline sand with greater sphericity and roundness enabling higher crush strengths and conductivity.

        Probable reserves:    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        Proppant:    A sized particle mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment.

        Proven reserves:    Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

        Reserves:    Sand that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations.

        Resin-coated sand:    Raw sand that is coated with a resin that increases the sand's crush strength and prevents crushed sand from dispersing throughout the fracture.

        Roundness:    A measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g., an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

        ton:    U.S. short ton.

        Silica:    A chemically resistant dioxide of silicon that occurs in crystalline, amorphous and cryptocrystalline forms.

        Sphericity:    A measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more it promotes hydrocarbon flow.

        Turbidity:    A measure of the level of contaminants, such as silt and clay, in a sample.

        UP:    Union Pacific Railroad.

        Wet plant:    An industrial site where quarried sand is slurried into the plant. The sand ore is then scrubbed and hydrosized by washers or scrubbers to remove the deleterious materials from the ore, and then separated using a vibrating screen and waterway system to generate separate frac sand stockpiles, providing a uniform feedstock for the dryer. The ultra-fine materials are typically sent to a mechanical thickener, and eventually to settling ponds.

A-2

             Shares

Preferred Sands, Inc.

Class A Common Stock

Credit Suisse	KKR	Morgan Stanley

        Until                           , 2017, (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the NYSE listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

        The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

        Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

        Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

        We maintain directors' and officers' liability insurance for our officers and directors.

        The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

        We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.    Recent Sales of Unregistered Securities.

        In March 2017, in connection with its formation, the registrant sold 100 of its shares of Class A common stock to Preferred Proppants Holdings, LLC for an aggregate consideration of $100. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

        In connection with the reorganization transactions, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of                shares of its Class A common stock to certain affiliates of KKR and certain other investors. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

        In connection with the reorganization transactions, based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of                        shares of its Class B common stock to the Preferred Proppants Post-IPO Members. The shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) and Rule 701 of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

2.1	*	Form of Reorganization Agreement.

2.2	*	Form of Merger Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2	*	Form of Amended and Restated By-laws of the Registrant.

4.1	*	Amended and Restated Term Loan Agreement, dated as of July 31, 2014 and amended and restated as of August 15, 2014, as amended by Amendment No. 1, dated October 3, 2014, Amendment No. 2, dated December 22, 2014, Amendment No. 3, dated April 22, 2016, Amendment No. 4, dated September 29, 2016, Amendment No. 5, dated March 10, 2017, Amendment No. 6, dated June 1, 2017 and Amendment No. 7, dated July 14, 2017, by and among Preferred Proppants, LLC, Preferred Proppants Intermediate Holdings, LLC, certain subsidiaries of Preferred Proppants, LLC party thereto, Jefferies Finance LLC and each lender from time to time party thereto.

4.2	*	Sixth Amendment to Amended and Restated ABL Credit Agreement and Consent, dated as of September 29, 2016, to the Amended and Restated ABL Credit Agreement, dated as of September 8, 2014, as amended by the First Amendment to Amended and Restated ABL Credit Agreement, dated as of December 22, 2014, the Second Amendment to Amended and Restated ABL Credit Agreement, dated as of April 22, 2016, the Third Amendment to the Amended and Restated ABL Credit Agreement, dated as of September 29, 2016, the Fourth Amendment to Amended and Restated ABL Credit Agreement, dated as of March 10, 2017 and the Fifth Amendment to Amended and Restated ABL Credit Agreement, dated as of June 1, 2017, by and among Preferred Proppants, LLC, Preferred Proppants Intermediate Holdings, LLC, certain subsidiaries of Preferred Proppants, LLC party thereto, Bank of America, N.A. and each lender from time to time party thereto.

4.3	*	Indenture, dated as of July 31, 2014, by and among Preferred Proppants, LLC, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as supplemented by the First Supplemental Indenture, dated as of August 15, 2014, as supplemented by the Second Supplemental Indenture, dated as of September 8, 2014, as supplemented by the Third Supplemental Indenture, dated as of September 29, 2014, as supplemented by the Fourth Supplemental Indenture, dated as of October 14, 2014, as supplemented by the Fifth Supplemental Indenture, dated as of December 22, 2014, as supplemented by the Sixth Supplemental Indenture, dated as of April 22, 2016, as supplemented by the Seventh Supplemental Indenture, dated as of September 29, 2016, as supplemented by the Eighth Supplemental Indenture, dated as of March 10, 2017, as supplemented by the Ninth Supplemental Indenture, dated as of June 1, 2017 and as supplemented by the Tenth Supplemental Indenture, dated as of July 14, 2017.

4.4	*	Credit Agreement, dated as of July 14, 2017, as amended by Amendment No. 1, dated as of August 7, 2017, by and among Letterkenny Ranch LLC and Sand Mining of Texas LLC, Sand Mining Holding Company I, LLC, Sand Mining of Texas Corporation and Letterkenny Ranch Holding Company, LLC and the guarantors party thereto, the lenders party and Wells Fargo.

4.5	*	Loan Agreement, dated August 7, 2017, by and among Sand Mining of Texas, LLC and RTERC Sands Fund I, LP as EB-5 Lender thereto.

4.6	*	Loan Agreement, dated August 7, 2017, by and among Letterkenny Ranch, LLC and RTERC Sands Fund II, LP as EB-5 Lender thereto.

Exhibit Number		Description
4.7	*	First Lien Term Loan Credit Agreement.

4.8	*	New Asset-Backed Revolving Credit Agreement

4.9	*	Specimen Stock Certificate.

5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.

8.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters.

10.1	*	Form of Indemnification Agreement.

10.2	*	Form of Stockholders Agreement.

10.3	*	Form of Exchange Agreement.

10.4	*	Registration Rights Agreement, dated as of August 10, 2015, by and among (i) Preferred Proppants Holdings, LLC; (ii) KKR Alternative Credit LLC; KKR Maven II L.P.; KKR SPN Credit Investors L.P.; KKR Sand Investors LLC; KKR Special Situations (Domestic) Fund L.P.; Oregon Public Employees Retirement Fund; Melody Capital Partners Onshore Credit Fund, L.P.; MSS SPV, LLC; and MCP SPV, LLC; (iii) Preferred Unlimited Inc.; Preferred Real Estate Developers III, L.P.; Michael and Jeannie O'Neill, TBE; The Deed Trust of Michael G. O'Neill; and 2012 O'Neill Family Trust; (iv) VF Resin Investment Company, LLC, VF Sand Investment Company, LLC, McElwee Family Limited Partnership, and Brian G. McElwee; and (v) the other Holders from time to time thereto.

10.5	*	Form of First Amendment to Registration Rights Agreement.

10.6	*	Form of Tax Receivable Agreement(s)

10.7	*	Form of Third Amended and Restated Limited Liability Company Agreement of Preferred Proppants Holdings, LLC.

10.8	*	Form of Class A Common Stock Purchase Agreement.

10.9	*	Form of Class B Common Stock Subscription Agreement.

10.11	*	Form of Preferred Proppants Unit Purchase Agreement.

10.12	*	Form of Debt Contribution Agreement.

10.13	*	Form of Company Lock-up Agreement to be entered into by certain members of Preferred Proppants.

10.14	*	Form of Employee Equity Agreement to be entered into by certain employees of Preferred Proppants.

10.15	*	Preferred Sands, Inc. 2017 Management Incentive Plan.

10.16	*	Form of Employee Option Award Agreement for use with the Preferred Sands, Inc. 2017 Management Incentive Plan.

10.17	*	Form of Non-Employee Director Restricted Stock Unit Agreement.

10.18	*	Amended and Restated Employment Agreement, dated as of June 12, 2017, by and between Preferred Proppants, LLC, Preferred Sands, Inc. and Michael G. O'Neill.

10.19	*	Amended and Restated Employment Agreement, dated as of June 12, 2017, by and between Preferred Proppants, LLC, Preferred Sands, Inc. and Thomas J. Doyle.

Exhibit Number		Description
10.20	*†	Commercial Lease, dated as of April 26, 2006, by and between Loup River Public Power District and Harwest Industrial Minerals Corporation, as amended by Amendment to Lease, dated as of December 26, 2007, by and between Loup River Public Power District and Preferred Rocks of Genoa, LLC, f/k/a Legacy Resources Company LLC, a subsidiary of the Company, as successor in interest to Harwest Industrial Minerals Corporation, as further amended by Second Amendment to Lease, dated as of April 9, 2008, as further amended by Third Amendment to Commercial Lease, dated as of March 24, 2015.

10.21	*†	Sand Lease Agreement, dated as of July 1, 2005, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as amended by First Amendment to Sand Lease Agreement, dated as of July 1, 2005, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as further amended by Second Amendment to Sand Lease Agreement, dated as of November 6, 2012, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as further amended by Third Amendment to Sand Lease Agreement, dated as of June 3, 2016, by and between Clariant Corporation, as successor in interest to Sud-Chemie, Inc. and Bluebird Resources, LLC, a subsidiary of the Company, as successor in interest to Agrillite Industries, LLC.

10.22	*†	Clay and Sand Sublease, dated as of June 1, 2005, by and between Newmont Realty Company and Sanders Sand Project, LLC, a subsidiary of the Company, as successor in interest to Agrillite Industries, LLC.

10.23	*	Lease Agreement, dated as of February 9, 2006, by and between The Office of Navajo and Hopi Indian Relocation and Engelhard Corporation, as amended by Lease Amendment No. 1, dated as of February 6, 2006, by and between The Office of Navajo and Hopi Indian Relocation and Preferred Sands of Arizona, LLC, a subsidiary of the Company, as successor in interest to Engelhard Corporation.

10.24	*†	Mine Operation and Sand Supply Agreement, dated as of January 25, 2011, by and between Preferred Sands of Arizona, LLC, a subsidiary of the Company and BASF Corporation.

21.1	*	Subsidiaries of the Registrant.

23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3	*	Consents of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).

23.4		Consent of John T. Boyd Company, independent mining engineers and geologists.

23.5	*	Consent of Spears & Associates, Inc.

23.6	*	Consent of PropTester, Inc. and Kelrik, LLC.

23.7	*	Consent of Halliburton Energy Services, Inc.

23.8	*	Consent of NavPort, LLC.

24.1		Powers of Attorney (included on page II-7).

*
To be filed by amendment.

†
Confidential treatment requested with respect to portions of this exhibit.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For purposes of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For purposes of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    i.
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    ii.
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    iii.
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    iv.
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 10, 2017.

PREFERRED PROPPANTS, INC.
By:	/s/ MICHAEL O'NEILL
	Name:	Michael O'Neill
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Michael O'Neill, Sean McGrath and Robert Stienes, acting singly, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 10, 2017 by the following persons in the capacities indicated.

Signature	Title

/s/ MICHAEL O'NEILL Michael O'Neill	Chief Executive Officer (Principal Executive Officer) and Director
/s/ SEAN MCGRATH Sean McGrath	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ HARLAN CHERNIAK Harlan Cherniak	Director

Signature	Title

/s/ MICHAEL DONAHUE Michael Donahue	Director
/s/ JAMISON ELY Jamison Ely	Director
/s/ DAVID KING David King	Director
/s/ CHARLES RYAN Charles Ryan	Director
/s/ L. SPENCER WELLS L. Spencer Wells	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

2.1	*	Form of Reorganization Agreement.

2.2	*	Form of Merger Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2	*	Form of Amended and Restated By-laws of the Registrant.

4.1	*	Amended and Restated Term Loan Agreement, dated as of July 31, 2014 and amended and restated as of August 15, 2014, as amended by Amendment No. 1, dated October 3, 2014, Amendment No. 2, dated December 22, 2014, Amendment No. 3, dated April 22, 2016, Amendment No. 4, dated September 29, 2016, Amendment No. 5, dated March 10, 2017, Amendment No. 6, dated June 1, 2017 and Amendment No. 7, dated July 14, 2017, by and among Preferred Proppants, LLC, Preferred Proppants Intermediate Holdings, LLC, certain subsidiaries of Preferred Proppants, LLC party thereto, Jefferies Finance LLC and each lender from time to time party thereto.

4.2	*	Sixth Amendment to Amended and Restated ABL Credit Agreement and Consent, dated as of September 29, 2016, to the Amended and Restated ABL Credit Agreement, dated as of September 8, 2014, as amended by the First Amendment to Amended and Restated ABL Credit Agreement, dated as of December 22, 2014, the Second Amendment to Amended and Restated ABL Credit Agreement, dated as of April 22, 2016, the Third Amendment to the Amended and Restated ABL Credit Agreement, dated as of September 29, 2016, the Fourth Amendment to Amended and Restated ABL Credit Agreement, dated as of March 10, 2017 and the Fifth Amendment to Amended and Restated ABL Credit Agreement, dated as of June 1, 2017, by and among Preferred Proppants, LLC, Preferred Proppants Intermediate Holdings, LLC, certain subsidiaries of Preferred Proppants, LLC party thereto, Bank of America, N.A. and each lender from time to time party thereto.

4.3	*	Indenture, dated as of July 31, 2014, by and among Preferred Proppants, LLC, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as supplemented by the First Supplemental Indenture, dated as of August 15, 2014, as supplemented by the Second Supplemental Indenture, dated as of September 8, 2014, as supplemented by the Third Supplemental Indenture, dated as of September 29, 2014, as supplemented by the Fourth Supplemental Indenture, dated as of October 14, 2014, as supplemented by the Fifth Supplemental Indenture, dated as of December 22, 2014, as supplemented by the Sixth Supplemental Indenture, dated as of April 22, 2016, as supplemented by the Seventh Supplemental Indenture, dated as of September 29, 2016, as supplemented by the Eighth Supplemental Indenture, dated as of March 10, 2017, as supplemented by the Ninth Supplemental Indenture, dated as of June 1, 2017 and as supplemented by the Tenth Supplemental Indenture, dated as of July 14, 2017.

4.4	*	Credit Agreement, dated as of July 14, 2017, as amended by Amendment No. 1, dated as of August 7, 2017, by and among Letterkenny Ranch LLC and Sand Mining of Texas LLC, Sand Mining Holding Company I, LLC, Sand Mining of Texas Corporation and Letterkenny Ranch Holding Company, LLC and the guarantors party thereto, the lenders party and Wells Fargo.

4.5	*	Loan Agreement, dated August 7, 2017, by and among Sand Mining of Texas, LLC and RTERC Sands Fund I, LP as EB-5 Lender thereto.

Exhibit Number		Description
4.6	*	Loan Agreement, dated August 7, 2017, by and among Letterkenny Ranch, LLC and RTERC Sands Fund II, LP as EB-5 Lender thereto.

4.7	*	First Lien Term Loan Credit Agreement.

4.8	*	New Asset-Backed Revolving Credit Agreement

4.9	*	Specimen Stock Certificate.

5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.

8.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters.

10.1	*	Form of Indemnification Agreement.

10.2	*	Form of Stockholders Agreement.

10.3	*	Form of Exchange Agreement.

10.4	*	Registration Rights Agreement, dated as of August 10, 2015, by and among (i) Preferred Proppants Holdings, LLC; (ii) KKR Alternative Credit LLC; KKR Maven II L.P.; KKR SPN Credit Investors L.P.; KKR Sand Investors LLC; KKR Special Situations (Domestic) Fund L.P.; Oregon Public Employees Retirement Fund; Melody Capital Partners Onshore Credit Fund, L.P.; MSS SPV, LLC; and MCP SPV, LLC; (iii) Preferred Unlimited Inc.; Preferred Real Estate Developers III, L.P.; Michael and Jeannie O'Neill, TBE; The Deed Trust of Michael G. O'Neill; and 2012 O'Neill Family Trust; (iv) VF Resin Investment Company, LLC, VF Sand Investment Company, LLC, McElwee Family Limited Partnership, and Brian G. McElwee; and (v) the other Holders from time to time thereto.

10.5	*	Form of First Amendment to Registration Rights Agreement.

10.6	*	Form of Tax Receivable Agreement(s)

10.7	*	Form of Third Amended and Restated Limited Liability Company Agreement of Preferred Proppants Holdings, LLC.

10.8	*	Form of Class A Common Stock Purchase Agreement.

10.9	*	Form of Class B Common Stock Subscription Agreement.

10.11	*	Form of Preferred Proppants Unit Purchase Agreement.

10.12	*	Form of Debt Contribution Agreement.

10.13	*	Form of Company Lock-up Agreement to be entered into by certain members of Preferred Proppants.

10.14	*	Form of Employee Equity Agreement to be entered into by certain employees of Preferred Proppants.

10.15	*	Preferred Sands, Inc. 2017 Management Incentive Plan.

10.16	*	Form of Employee Option Award Agreement for use with the Preferred Sands, Inc. 2017 Management Incentive Plan.

10.17	*	Form of Non-Employee Director Restricted Stock Unit Agreement.

10.18	*	Amended and Restated Employment Agreement, dated as of June 12, 2017, by and between Preferred Proppants, LLC, Preferred Sands, Inc. and Michael G. O'Neill.

10.19	*	Amended and Restated Employment Agreement, dated as of June 12, 2017, by and between Preferred Proppants, LLC, Preferred Sands, Inc. and Thomas J. Doyle.

Exhibit Number		Description

10.20	*†	Commercial Lease, dated as of April 26, 2006, by and between Loup River Public Power District and Harwest Industrial Minerals Corporation, as amended by Amendment to Lease, dated as of December 26, 2007, by and between Loup River Public Power District and Preferred Rocks of Genoa, LLC, f/k/a Legacy Resources Company LLC, a subsidiary of the Company, as successor in interest to Harwest Industrial Minerals Corporation, as further amended by Second Amendment to Lease, dated as of April 9, 2008, as further amended by Third Amendment to Commercial Lease, dated as of March 24, 2015.

10.21	*†	Sand Lease Agreement, dated as of July 1, 2005, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as amended by First Amendment to Sand Lease Agreement, dated as of July 1, 2005, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as further amended by Second Amendment to Sand Lease Agreement, dated as of November 6, 2012, by and between Sud-Chemie, Inc. and Agrillite Industries, LLC, as further amended by Third Amendment to Sand Lease Agreement, dated as of June 3, 2016, by and between Clariant Corporation, as successor in interest to Sud-Chemie, Inc. and Bluebird Resources, LLC, a subsidiary of the Company, as successor in interest to Agrillite Industries, LLC.

10.22	*†	Clay and Sand Sublease, dated as of June 1, 2005, by and between Newmont Realty Company and Sanders Sand Project, LLC, a subsidiary of the Company, as successor in interest to Agrillite Industries, LLC.

10.23	*	Lease Agreement, dated as of February 9, 2006, by and between The Office of Navajo and Hopi Indian Relocation and Engelhard Corporation, as amended by Lease Amendment No. 1, dated as of February 6, 2006, by and between The Office of Navajo and Hopi Indian Relocation and Preferred Sands of Arizona, LLC, a subsidiary of the Company, as successor in interest to Engelhard Corporation.

10.24	*†	Mine Operation and Sand Supply Agreement, dated as of January 25, 2011, by and between Preferred Sands of Arizona, LLC, a subsidiary of the Company and BASF Corporation.

21.1	*	Subsidiaries of the Registrant.

23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3	*	Consents of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).

23.4		Consent of John T. Boyd Company, independent mining engineers and geologists.

23.5	*	Consent of Spears & Associates, Inc.

23.6	*	Consent of PropTester, Inc. and Kelrik, LLC.

23.7	*	Consent of Halliburton Energy Services, Inc.

23.8	*	Consent of NavPort, LLC.

24.1		Powers of Attorney (included on page II-7).

*
To be filed by amendment.

†
Confidential treatment requested with respect to portions of this exhibit.